Form 10-K, Exhibit 13
period 1993-12-31
EXXON CORP
filed 1994-03-11
CIK 34088

                                                                      EXHIBIT 13

FINANCIAL SECTION                                                            F1


                                                                        Page
- ------------------------------------------------------------------------------
Business Profile......................................................      F2
Financial Review
  Financial Summary...................................................      F3
  Management's Discussion and Analysis of Financial Condition and
   Results of Operations..............................................   F4-F7
Consolidated Financial Statements
  Balance Sheet.......................................................      F8
  Statement of Income.................................................      F9
  Statement of Shareholders' Equity...................................      F9
  Statement of Cash Flows.............................................     F10
Report of Independent Accountants.....................................     F11
Notes to Consolidated Financial Statements............................ F11-F20
  1. Summary of Accounting Policies...................................     F11
  2. Accounting Changes...............................................     F12
  3. Miscellaneous Financial Information..............................     F12
  4. Cash Flow Information............................................     F12
  5. Additional Working Capital Data..................................     F12
  6. Investments and Advances.........................................     F12
  7. Equity Company Information.......................................     F13
  8. Investment in Property, Plant and Equipment......................     F13
  9. Leased Facilities................................................     F14
 10. Capital..........................................................     F14
 11. Leveraged Employee Stock Ownership Plan..........................     F14
 12. Long-Term Debt...................................................     F14
 13. Interest Rate Swap and Currency Exchange Contracts...............     F15
 14. Litigation and Other Contingencies...............................     F15
 15. Other Postretirement Benefits....................................     F16
 16. Annuity Benefits.................................................     F17
 17. Incentive Program................................................     F18
 18. Income, Excise and Other Taxes...................................     F19
 19. Distribution of Earnings and Assets..............................     F20
Quarterly Information.................................................     F21
Supplemental Information on Oil and Gas Exploration and Production
 Activities........................................................... F22-F26
Operating Summary.....................................................     F27

BUSINESS PROFILE                                                              F2

                                                                                         Return on         Capital and
                                              Earnings After      Average Capital     Average Capital      Exploration
                                               Income Taxes           Employed            Employed         Expenditures
                                            --------------------------------------------------------------------------------
Financial                                     1993      1992      1993      1992       1993      1992      1993      1992
- ----------------------------------------------------------------------------------------------------------------------------
                                                    (millions of dollars)                 (percent)    (millions of dollars)
Petroleum and natural gas
 Exploration and production
  United States                              $  935       763    11,098    11,455        8.4        6.7    $1,391     1,658
  Non-U.S.                                    2,378     2,611    10,974    10,884       21.7       24.0     3,182     3,541
                                             ------     -----    ------    ------                          ------     -----
    Total                                     3,313     3,374    22,072    22,339       15.0       15.1     4,573     5,199
                                             ------     -----    ------    ------                          ------     -----
 Refining and marketing
  United States                                 465       157     3,322     3,354       14.0        4.7       503       456
  Non-U.S.                                    1,550     1,417    11,075    11,408       14.0       12.4     1,747     1,735
                                             ------     -----    ------    ------                          ------     -----
    Total                                     2,015     1,574    14,397    14,762       14.0       10.7     2,250     2,191
                                             ------     -----    ------    ------                          ------     -----
 Total petroleum and natural gas              5,328     4,948    36,469    37,101       14.6       13.3     6,823     7,390
                                             ------     -----    ------    ------                          ------     -----
Chemicals
  United States                                 267       272     2,926     2,861        9.1        9.5       411       341
  Non-U.S.                                      144       179     3,520     3,570        4.1        5.0       169       320
                                             ------     -----    ------    ------                          ------     -----
     Total                                      411       451     6,446     6,431        6.4        7.0       580       661
Other operations                                138       254     4,778     4,863        2.9        5.2       727       685
Corporate and financing                        (597)     (843)     (236)     (524)         -         -         37        22
                                             ------     -----    ------    ------                          ------     -----
Earnings before cumulative effect of
 accounting changes                           5,280     4,810    47,457    47,871       12.0       11.1     8,167     8,758
Cumulative effect of accounting changes           -       (40)        -         -          -          -         -         -
                                             ------     -----    ------    ------                          ------     -----
     Net income/Total                        $5,280     4,770    47,457    47,871       12.0       11.0    $8,167     8,758
                                             ======     =====    ======    ======       ====       ====    ======     =====

Operating                                     1993      1992
- ------------------------------------------------------------------
                                    (thousands of barrels daily)
Net liquids production
  United States                               553       591
  Non-U.S.                                  1,001       997
  Proportional interest in  production of
    non-consolidated interests                 69        72
  Oil sands production--Canada                 44        45
                                            -----     -----
  Total                                     1,667     1,705


                              (millions of cubic feet daily)
Natural gas production available for sale
  United States                             1,764     1,607
  Non-U.S.                                  2,002     2,008
  Proportional interest in production of
    non-consolidated interests              2,059     2,046
                                            -----     -----
  Total                                     5,825     5,661

                                              1993      1992
- ------------------------------------------------------------------
                                    (thousands of barrels daily)
Petroleum product sales
  United States                             1,152      1,203
  Non-U.S.                                  3,773      3,706
                                            -----      -----
  Total                                     4,925      4,909

                                    (thousands of barrels daily)
Refinery crude oil runs
  United States                               841        911
  Non-U.S.                                  2,428      2,392
                                            -----      -----
  Total                                     3,269      3,303

                                       (millions of metric tons)
Coal production
  United States                                26         26
  Non-U.S.                                     10         11
                                            -----      -----
  Total                                        36         37

                                      (thousands of metric tons)
Minerals production
  Copper                                      183        133
  Zinc                                         29         31

FINANCIAL SUMMARY                                                            F3


                                                      1993        1992        1991        1990         1989
- ------------------------------------------------------------------------------------------------------------
                                                         (millions of dollars, except per share amounts)
Sales and other operating revenue
  Petroleum and natural gas                         $ 98,808     104,282     103,752     104,102      83,934
  Chemicals                                            8,641       9,131       9,171       9,591       9,210
  Other and eliminations                               2,083       2,259       2,145       2,101       2,029
                                                    --------     -------     -------     -------      ------
      Total sales and other operating revenue        109,532     115,672     115,068     115,794      95,173
Earnings from equity interests and other
 revenue                                               1,679       1,434       1,424       1,146       1,112
                                                    --------     -------     -------     -------      ------
Revenue                                             $111,211     117,106     116,492     116,940      96,285
                                                    ========     =======     =======     =======      ======
Earnings
  Petroleum and natural gas
    Exploration and production                      $  3,313       3,374       3,128       4,038       3,058
    Refining and marketing                             2,015       1,574       2,555       1,315       1,098
                                                    --------     -------     -------     -------      ------
      Total petroleum and natural gas                  5,328       4,948       5,683       5,353       4,156
  Chemicals                                              411         451         512         522       1,082
  Other operations                                       138         254         224         244         290
  Corporate and financing                               (597)       (843)       (819)     (1,109)       (873)
  Valdez provision                                         -           -           -           -      (1,680)
                                                    --------     -------     -------     -------      ------
Earnings before cumulative effect of
 accounting changes                                    5,280       4,810       5,600       5,010       2,975
  Cumulative effect of accounting changes                  -         (40)          -           -         535
                                                    --------     -------     -------     -------      ------
Net income                                          $  5,280       4,770       5,600       5,010       3,510
                                                    ========     =======     =======     =======      ======
Net income per common share                         $   4.21        3.79        4.45        3.96        2.74
 - before cumulative effect of accounting
   changes                                          $   4.21        3.82        4.45        3.96        2.32
Cash dividends per common share                     $   2.88        2.83        2.68        2.47        2.30

Net income to average shareholders' equity
 (percent)                                              15.4        13.9        16.5        15.8        11.3
Net income to total revenue (percent)                    4.7         4.1         4.8         4.3         3.6

Working capital                                     $ (3,731)     (3,239)     (3,842)     (5,689)     (5,408)
Ratio of current assets to current liabilities          0.80        0.84        0.82        0.76        0.75

Total additions to property, plant and
 equipment                                          $  6,919       7,138       7,262       6,474      12,002
Property, plant and equipment, less allowances      $ 61,962      61,799      63,864      62,688      60,425
Total assets                                        $ 84,145      85,030      87,560      87,707      83,219

Exploration expenses, including dry holes           $    648         808         914         957         872
Research and development costs                      $    593         624         679         637         592

Long-term debt                                      $  8,506       8,637       8,582       7,687       9,275
Total debt                                          $ 12,615      13,424      13,042      13,777      16,032
Fixed charge coverage ratio                              7.4         6.6         7.0         6.0         3.9
Debt to capital (percent)                               25.3        26.8        25.6        27.7        32.6

Shareholders' equity at year-end                    $ 34,792      33,776      34,927      33,055      30,244
Shareholders' equity per common share               $  28.02       27.20       28.12       26.54       24.19
Average number of common shares outstanding
 (millions)                                            1,242       1,242       1,244       1,248       1,264
Number of registered shareholders at year-end
 (thousands)                                             622         629         616         639         671

Wages, salaries and employee benefits               $  5,916       5,985       6,081       5,881       5,131
Number of employees at year-end (thousands)               91          95         101         104         104

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND             F4
RESULTS OF OPERATIONS

REVIEW OF 1993 RESULTS

Net income of $5,280 million in 1993 was up 11 percent from $4,770 million earned in 1992. Improved petroleum product margins and lower operating expenses more than offset the decline in crude prices. Net income in 1993 included credits of $676 million ($113 million for the fourth quarter) from asset dispositions, tax rate changes, and other special items, while the prior year included $331 million of such credits ($18 million for the fourth quarter).
    Both revenues and purchase costs declined 5 percent reflecting the weakness in crude and product prices.
    The combined total of operating costs (including operating, selling, general, administrative, exploration, depreciation, and depletion expenses) declined by over $750 million, excluding the effects of the stronger U.S. dollar, reflecting ongoing efficiency initiatives.
    Interest expense was 13 percent lower than in 1992 generally as a result of lower interest rates and the favorable effects of foreign exchange.

EXPLORATION AND PRODUCTION

As a result of the decline in worldwide crude prices in 1993, Exxon's average crude realization was down more than $1.70 per barrel from 1992. Natural gas realizations were stronger in North America and weaker in Europe, the latter affected by the strengthening of the U.S. dollar. Earnings from U.S. exploration and production operations were $935 million, up $172 million from 1992. Lower operating expenses and improvements in U.S. natural gas prices together with increases in U.S. gas production and asset dispositions were key factors. Earnings from exploration and production operations outside the U.S. were $2,378 million in 1993, compared with $2,611 million in the prior year.
    Worldwide crude production of 1,667 kbd (thousands of barrels per day) in 1993 compared with 1,705 kbd in 1992, as normal field declines and property divestments in North America offset increased production from operations outside North America, primarily the North Sea. Natural gas production of 5,825 mcfd (millions of cubic feet daily) was up 164 mcfd from 1992 largely due to improved market conditions in North America and production from new developments in the U.S. and Malaysia.

REFINING AND MARKETING

Improved petroleum product margins during 1993 were a major factor in the increase in worldwide refining and marketing earnings. In 1993, refining and marketing earnings benefited from lower operating expenses, particularly in North America, as a result of ongoing efficiency improvements. Earnings from U.S. refining and marketing operations recovered sharply from 1992, totaling $465 million versus $157 million last year. Earnings from refining and marketing operations outside the U.S. were $1,550 million, up from $1,417 million the year before. Total petroleum product sales volumes of 4,925 kbd compared with 4,909 kbd in 1992.

CHEMICALS

Earnings from worldwide chemical operations totaled $411 million in 1993, compared with $451 million earned in 1992. Margins in 1993 were lower on average than in the previous year, primarily as a result of excess industry capacity and weak market conditions. This was partially offset by lower operating expenses.

OTHER OPERATIONS

Other operations earned $138 million in 1993, compared with $254 million in 1992. The decline reflects lower coal and copper prices which more than offset the benefits of lower operating expenses and higher copper production.

CORPORATE AND FINANCING

Corporate and financing charges were $597 million in 1993, down from $843 million in 1992. Financing costs in 1993 benefited from lower interest rates, lower debt-related foreign exchange losses and one-time tax credits.

REVIEW OF 1992 RESULTS

For 1992, Exxon's earnings totaled $4,770 million. Three-fourths of the corporation's earnings came from sources outside the U.S. Earnings were down 15 percent from the record 1991 earnings level, when results benefited from unusually favorable market conditions in refining and marketing early in that year. In 1992, worldwide natural gas production and petroleum product sales were higher than the previous year, and both chemical sales and copper production were at record levels. Liquids production in 1992 was approximately in line with 1991 levels. Operating expenses were lower than 1991 reflecting the effect of ongoing efficiency initiatives. The net effect of write-offs, gains on asset sales and other special items on the year-to-year comparison was minor; approximately $300 million, after tax, of net non-recurring gains were realized in both 1992 and 1991.
    Revenue for 1992 totaled $117 billion, up slightly from 1991, as the impact of higher sales volumes was offset by lower average realizations.
    The value of crude and product purchases increased 4 percent reflecting higher prices and volumes.
    The combined total of operating costs (including operating, selling, general, administrative, exploration, depreciation, and depletion expenses) was approximately 3 percent lower than in 1991, mainly due to the effects of downsizing and efficiency steps.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND              F5
RESULTS OF OPERATIONS

    Interest expense declined 3 percent, reflecting lower interest rates prevailing in 1992, partly offset by adverse foreign exchange effects.
    During 1992 two new accounting standards were adopted effective January 1, Statement of Financial Accounting Standards No. 106 and No. 109. Statement No. 106, related to postretirement benefits other than pensions, resulted in an after-tax charge to income of $800 million while Statement No. 109, related to income taxes, resulted in a $760 million credit. Adoption of these standards did not have a material effect on 1992 earnings. The corporation's liquidity and cash flow were not affected by these accounting changes.

EXPLORATION AND PRODUCTION

Earnings from U.S. exploration and production operations were $763 million, up $135 million from 1991, primarily due to lower operating expenses and a stronger natural gas market. Average natural gas prices were up 10 percent, and crude oil realizations were up slightly. Natural gas production declined 48 mcfd to 1,607 mcfd. Liquids production declined 28 kbd to 591 kbd.
    Earnings in 1992 from exploration and production operations outside the U.S. totaled $2,611 million compared with $2,500 million a year ago. Higher production volumes in 1992 and lower operating expenses offset the effect of lower crude oil and natural gas realizations. Increased production in the North Sea helped raise total liquids production by 18 kbd to 1,114 kbd. Natural gas production increased 212 mcfd to 4,054 mcfd, primarily as a result of the start-up of new production in the Far East and increased sales in Europe.
    Worldwide exploration expenses before-tax declined $106 million due to a combination of efficiency steps and lower activity.

REFINING AND MARKETING

Earnings from U.S. refining and marketing totaled $157 million compared to $514 million in 1991, while earnings from refining and marketing operations outside the U.S. were $1,417 million, down from $2,041 million the previous year. Worldwide operating expenses were lower in 1992, and product sales volumes rose 40 kbd to 4,909 kbd. However, earnings from most geographic sources declined in 1992, as industry margins were significantly lower than the unusually high levels of early 1991.

CHEMICALS

Earnings from chemical operations totaled $451 million in 1992, down from $512 million earned in 1991. Sales volumes rose 8 percent, partially offsetting the effect of lower margins. U.S. chemical operations earned $272 million compared with $336 million in 1991, while operations outside the U.S. earned $179 million compared with $176 million in 1991.

OTHER OPERATIONS

Other operations, principally related to coal, minerals and power generation, earned $254 million compared with $224 million in 1991, primarily reflecting improved results in the corporation's Hong Kong power business.

CORPORATE AND FINANCING

Corporate and financing charges were up slightly from 1991 due to non-cash foreign exchange losses.

IMPACT OF INFLATION AND CHANGING PRICES

The general rate of inflation in most major countries of operation has been relatively low in recent years and the associated impact on operating costs has been countered by cost reductions from efficiency and productivity improvements.
    In the past, crude oil and product prices have fluctuated widely in response to changing market forces. The impacts of these price fluctuations on earnings from exploration and production operations, refining and marketing operations and chemical operations have been varied, tending at times to be offsetting. In the aggregate, and before the effects of unrelated one-time items, earnings and cash flows from operations have remained within a reasonably narrow range.

SITE RESTORATION AND OTHER ENVIRONMENTAL COSTS

Over the years the corporation has accrued provisions for estimated site restoration costs to be incurred at the end of the operating life of certain of its facilities and properties. In addition, the corporation accrues provisions for environmental liabilities in the many countries in which it does business when it is probable that obligations have been incurred and the amounts can be reasonably estimated. This policy applies to assets or businesses currently owned or previously disposed. The corporation has accrued provisions for probable environmental remediation obligations at various sites, including multi-party sites where Exxon has been identified as a potential responsible party by the U.S. Environmental Protection Agency. The involvement of other financially responsible companies mitigates Exxon's joint and several liability exposure at many of these sites. At present, no individual site is expected to have losses material to Exxon's operations, financial conditions or liquidity.
    At the end of 1993, accumulated site restoration and environmental provisions amounted to $2.5 billion, including charges made against income of $331 million in 1993, $256 million in 1992 and $532 million in 1991. Exxon believes that any cost in excess of the amounts already provided for in the financial statements would not have a materially adverse effect upon the corporation's operations, financial condition or liquidity.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND              F6
RESULTS OF OPERATIONS

    In 1993, the corporation spent $1,873 million (of which $641 million were capital expenditures) on environmental conservation projects and expenses worldwide, mostly dealing with air and water conservation. Total expenditures for such activities are expected to be about $2.0 billion in 1994 and 1995 (with capital expenditures in each year representing about 35 percent of the total).

TAXES

Provision for income, excise and other taxes and duties in 1993 declined $2.3 billion, or 6 percent. Income tax expense, both current and deferred, was $2.8 billion compared to $2.5 billion in 1992, reflecting higher pre-tax income in 1993. The effective income tax rate stayed about constant at 38.5 percent. Excise taxes and other taxes and duties were $2.6 billion lower reflecting the stronger dollar during 1993.
    Provision for income, excise and other taxes and duties in 1992 increased $0.5 billion, or 2 percent. Income tax expense, both current and deferred, was $2.5 billion compared to $2.9 billion in 1991, reflecting lower pre-tax income in 1992. The effective income tax rate remained constant at 38 percent. Excise taxes and other taxes and duties rose $0.9 billion. The major factor in this increase was higher tax rates imposed by several European governments.
    Prior to the adoption of SFAS No. 109 in 1992, the corporation applied the liability method prescribed by SFAS No. 96.

LIQUIDITY AND CAPITAL RESOURCES

In 1993, cash provided by operating activities totaled $11.5 billion, up $1.9 billion from 1992. Major sources of funds were net income of $5.3 billion and non-cash provisions of $4.9 billion for depreciation and depletion.
    Cash used in investing activities totaled $6.1 billion, down from $7.0 billion in 1992. Changes to short-term marketable securities caused $0.5 billion of the year to year decrease.
    Cash used in financing activities was $5.3 billion. Dividend payments on common shares were increased from $2.83 per share to $2.88 per share and totaled $3.6 billion, a payout of 68 percent.
    Net working capital decreased by $0.5 billion to a negative $3.7 billion, with a $1.2 billion reduction in accounts receivable being the largest single factor.
    Consolidated debt decreased $0.8 billion to $12.6 billion, resulting in a 25 percent ratio of debt to capital compared to 27 percent in 1992.
    As discussed in note 14 to the consolidated financial statements, a number of lawsuits, including class actions, relating to the Valdez accident have been brought against the corporation and certain of its subsidiaries. The cost to the corporation from these lawsuits is not possible to predict; however, it is believed the final outcome will not have a materially adverse effect upon the corporation's operations, financial condition or liquidity.
    The U.S. Tax Court has decided the issue with respect to the pricing of crude oil purchased from Saudi Arabia for the years 1979 to 1981 in favor of the corporation. This decision is subject to appeal. Ultimate resolution of several other issues, notably a settlement of gas lifting imbalances in the common border area between the Netherlands and Germany, are not expected to have a materially adverse effect upon the corporation's operations, financial condition or liquidity.
    There are no events or uncertainties known to management beyond those already included in reported financial information that would necessarily indicate a material change in future operating results or future financial condition.
    The corporation maintained its strong financial position and flexibility to meet future financial needs. Although the corporation issues long-term debt from time to time and maintains a revolving commercial paper program, internally generated funds cover the majority of its financial requirements.
    In 1992, cash provided by operating activities totaled $9.6 billion, down $1.3 billion from 1991. Major sources of funds were net income of $4.8 billion and non-cash provisions of $5.0 billion for depreciation and depletion.
    Cash used in investing activities totaled $7.0 billion, up from $6.2 billion in 1991. Additions to short-term marketable securities caused $0.5 billion of the increase.
    Cash used in financing activities was $3.1 billion. Dividend payments on common shares were increased from $2.68 per share to $2.83 per share and totaled $3.5 billion, a payout of 75 percent.
    Net working capital increased by $0.6 billion to a negative $3.2 billion, with a $1.1 billion reduction in trade payables being the largest single factor.
    Consolidated debt rose $0.4 billion to $13.4 billion, resulting in a 27 percent ratio of debt to capital compared to 26 percent in 1991.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND              F7
RESULTS OF OPERATIONS

CAPITAL AND EXPLORATION EXPENDITURES

Capital and exploration expenditures for the year 1993 totaled $8.2 billion, down from $8.8 billion in 1992 mainly due to foreign exchange effects.
    Total expenditures in 1993 on exploration and production activities were $4.6 billion. This was down from $5.2 billion spent in 1992 and reflected foreign exchange effects and completion of several major projects in the U.S. and Europe. Investments in refining and marketing totaled $2.3 billion in 1993, up from $2.2 billion in 1992, and reflected refining expansion in the Far East.
    Chemical capital expenditures were $0.6 billion in 1993, down from $0.7 billion in 1992, due to completion of several projects in Europe. Investments in Hong Kong Power were $0.5 billion in 1993, up from $0.2 billion in 1992, and reflected continuing construction activity at the Black Point power station project.
    Capital and exploration expenditures in the U.S. totaled $2.4 billion in 1993 compared to outlays of $5.8 billion outside the U.S. Expenditures in 1994 are expected to be approximately in line with 1993 and reflect a similar geographic distribution.
    Firm commitments related to capital projects underway at year-end 1993 totaled approximately $3.3 billion, with the largest single commitment being $1.3 billion associated with the Hong Kong Black Point power project. Similar commitments were $1.9 billion at the end of 1992. The corporation expects to fund the majority of these commitments through internally generated funds.

CONSOLIDATED BALANCE SHEET                                                   F8

                                                     Dec. 31      Dec. 31
                                                       1993        1992
- ----------------------------------------------------------------------------
                                                     (millions of dollars)
Assets
  Current assets
    Cash and cash equivalents                        $    983    $    898
    Other marketable securities                           669         617
    Notes and accounts receivable, less
     estimated doubtful amounts                         6,860       8,079
    Inventories
      Crude oil, products and merchandise               4,616       4,897
      Materials and supplies                              856         910
    Prepaid taxes and expenses                            875       1,023
                                                     --------    --------

       Total current assets                            14,859      16,424
  Investments and advances                              4,790       4,606
  Property, plant and equipment, at cost,
   less accumulated depreciation and
   depletion                                           61,962      61,799
  Other assets, including intangibles, net              2,534       2,201
                                                     --------    --------

       Total assets                                  $ 84,145    $ 85,030
                                                     ========    ========


Liabilities
  Current liabilities
    Notes and loans payable                          $  4,109    $  4,787
    Accounts payable and accrued liabilities           12,122      12,645
    Income taxes payable                                2,359       2,231
                                                     --------    --------

      Total current liabilities                        18,590      19,663
  Long-term debt                                        8,506       8,637
  Annuity reserves and accrued liabilities              8,153       8,097
  Deferred income tax liabilities                      10,939      11,135
  Deferred credits                                        770         747
  Equity of minority and preferred
   shareholders in affiliated companies                 2,395       2,975
                                                     --------    --------

      Total liabilities                                49,353      51,254

Shareholders' Equity
  Preferred stock without par value
   (authorized 200 million shares, 16
   million issued)                                        668         770
  Guaranteed LESOP obligation                            (716)       (818)
  Common stock without par value
    (authorized 2 billion shares, 1,813
     million issued)                                    2,822       2,822
  Earnings reinvested                                  49,365      47,697
  Cumulative foreign exchange translation
   adjustment                                            (370)        192
  Common stock held in treasury, at cost
   (571 million shares in 1993, 571
   million shares in 1992)                            (16,977)    (16,887)
                                                     --------    --------

       Total shareholders' equity                      34,792      33,776
                                                     --------    --------

       Total liabilities and shareholders'
        equity                                       $ 84,145    $ 85,030
                                                     ========    ========




The information on pages F11 through F20 is an integral part of these statements.

                                                              EXXON CORPORATION

CONSOLIDATED STATEMENT OF INCOME                                             F9


                                               1993        1992        1991
- -----------------------------------------------------------------------------
                                                  (millions of dollars)
Revenue
  Sales and other operating revenue,
    including excise taxes                   $109,532    $115,672    $115,068

  Earnings from equity interests and
    other revenue, including $112 million
    in 1992 from gain on sale of non-U.S.
    investment                                  1,679       1,434       1,424
                                             --------    --------    --------
      Total revenue                           111,211     117,106     116,492
                                             --------    --------    --------

Costs and other deductions
  Crude oil and product purchases              46,124      48,552      46,847
  Operating expenses                           12,111      12,927      13,487
  Selling, general and administrative
   expenses                                     7,009       7,432       7,881
  Depreciation and depletion                    4,884       5,044       4,824
  Exploration expenses, including dry
   holes                                          648         808         914
  Interest expense                                681         784         810
  Excise taxes                                 11,707      12,512      12,221
  Other taxes and duties                       19,745      21,513      20,823
  Income applicable to minority and
   preferred interests                            250         247         167
                                             --------    --------    --------
      Total costs and other deductions        103,159     109,819     107,974
                                             --------    --------    --------
Income before income taxes                      8,052       7,287       8,518
  Income taxes                                  2,772       2,477       2,918
                                             --------    --------    --------
Income before cumulative effect of
 accounting changes                             5,280       4,810       5,600
  Cumulative effect of accounting changes           -         (40)          -
                                             --------    --------    --------
Net income                                   $  5,280    $  4,770    $  5,600
                                             ========    ========    ========
Per common share - income before
                   cumulative effect of
                   accounting changes
                   (dollars)                 $   4.21    $   3.82    $   4.45
                 - cumulative effect of
                   accounting changes
                   (dollars)                        -    $  (0.03)          -
                 - net income (dollars)      $   4.21    $   3.79    $   4.45

===============================================================================
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


                                                    1993                 1992                 1991
                                              --------------------------------------------------------------
                                              Shares    Dollars     Shares    Dollars     Shares    Dollars
- ------------------------------------------------------------------------------------------------------------
                                                                         (millions)
Preferred stock outstanding at end of
 year                                             11    $    668        13    $    770        14    $    867
                                               =====                 =====                 =====
Guaranteed LESOP obligation                                 (716)                 (818)                 (914)
Common stock issued at end of year             1,813       2,822     1,813       2,822     1,813       2,822
Earnings reinvested
  At beginning of year                                    47,697                46,483                44,286
  Net income for year                                      5,280                 4,770                 5,600
  Dividends - common and preferred shares                 (3,612)               (3,556)               (3,403)
                                                        --------              --------              --------
  At end of year                                          49,365                47,697                46,483
                                                        --------              --------              --------
Cumulative foreign exchange translation
 adjustment
  At beginning of year                                       192                 2,443                 2,426
  Change during the year                                    (562)               (2,251)                   17
                                                        --------              --------              --------
  At end of year                                            (370)                  192                 2,443
                                                        --------              --------              --------
Common stock held in treasury, at cost
  At beginning of year                          (571)    (16,887)     (571)    (16,774)     (568)    (16,509)
  Acquisitions                                    (5)       (323)       (6)       (358)       (8)       (466)
  Dispositions                                     5         233         6         245         5         201
                                               -----    --------     -----    --------     -----    --------
  At end of year                                (571)    (16,977)     (571)    (16,887)     (571)    (16,774)
                                               -----    --------     -----    --------     -----    --------
 Shareholders' equity at end of year                    $ 34,792              $ 33,776              $ 34,927
                                                        ========              ========              ========
Common shares outstanding at end of year       1,242                 1,242                 1,242
                                               =====                 =====                 =====


The information on pages F11 through F20 is an integral part of these statements.

CONSOLIDATED STATEMENT OF CASH FLOWS                                         F10




                                                        1993       1992       1991
- --------------------------------------------------------------------------------------
                                                            (millions of dollars)
Cash flows from operating activities
  Net income
    Accruing to Exxon shareholders                     $ 5,280    $ 4,770    $ 5,600
    Accruing to minority and preferred
     interests                                             250        247        167
  Adjustments for non-cash transactions
    Depreciation and depletion                           4,884      5,044      4,824
    Deferred income tax charges/(credits)                   64     (1,285)       (43)
    Annuity and accrued liability provisions               255      1,340        385
  Dividends received which were less than
   equity in current earnings of equity
   companies                                                (9)       (33)      (151)
  Changes in operational working capital,
   excluding cash and debt
    Reduction/(increase)- Notes and accounts
                          receivable                       965       (136)     1,003
                        - Inventories                      156        (71)       263
                        - Prepaid taxes and
                          expenses                          (4)        96         62
    Increase/(reduction)- Accounts and
                          other payables                   (93)      (212)    (1,463)
  All other items - net                                   (245)      (149)       295
                                                       -------    -------    -------

    Net cash provided by operating
     activities                                         11,503      9,611     10,942
                                                       -------    -------    -------

Cash flows from investing activities
  Additions to property, plant and
   equipment                                            (6,956)    (7,225)    (7,324)
  Sales of subsidiaries and property,
   plant and equipment                                   1,095        982      1,052
  Additional investments and advances                     (331)      (363)      (251)
  Sales of investments and collection of
   advances                                                168        134        348
  Additions to other marketable securities              (1,323)    (1,079)      (279)
  Sales of other marketable securities                   1,246        518        234
                                                       -------    -------    -------

    Net cash used in investing activities               (6,101)    (7,033)    (6,220)
                                                       -------    -------    -------

Net cash generation before financing
 activities                                              5,402      2,578      4,722
                                                       -------    -------    -------

Cash flows from financing activities
  Additions to long-term debt                            1,635      1,190      1,445
  Reductions in long-term debt                            (313)      (513)      (402)
  Additions to short-term debt                             249        271        349
  Reductions in short-term debt                         (1,168)      (481)    (1,005)
  Changes in debt with less than 90 day
   maturity                                             (1,112)       272     (1,024)
  Cash dividends to Exxon shareholders                  (3,630)    (3,575)    (3,403)
  Cash dividends to minority interests                    (249)      (257)      (242)
  Additions to minority interests and
   sales/(redemptions) of affiliate
   preferred stock                                        (500)       180         78
  Common stock acquired                                   (323)      (358)      (466)
  Common stock sold                                        131        148        113
                                                       -------    -------    -------

    Net cash used in financing activities               (5,280)    (3,123)    (4,557)
                                                       -------    -------    -------

Effects of exchange rate changes on cash                   (37)       (53)        (1)
                                                       -------    -------    -------

Increase/(decrease) in cash and cash
 equivalents                                                85       (598)       164

Cash and cash equivalents at beginning
 of year                                                   898      1,496      1,332
                                                       -------    -------    -------

Cash and cash equivalents at end of year               $   983    $   898    $ 1,496
                                                       =======    =======    =======




The information on pages F11 through F20 is an integral part of these statements.

REPORT OF INDEPENDENT ACCOUNTANTS                                            F11

Price Waterhouse                                          Dallas, Texas
                                                          February 23, 1994

To the Shareholders of Exxon Corporation

In our opinion, the consolidated financial statements appearing on pages F8 through F20 present fairly, in all material respects, the financial position of Exxon Corporation and its subsidiary companies at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
    As discussed in note 2 to the consolidated financial statements, the Corporation changed its method of accounting for postretirement benefits other than pensions and for income taxes in 1992.

                                       /s/ Price Waterhouse

- -------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements and the supporting and supplemental material are the responsibility of the management of Exxon Corporation.
    Accounting principles underlying the financial statements are generally accepted in the United States.

1. SUMMARY OF ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of those significant subsidiaries owned directly or indirectly more than 50 percent.
    Amounts representing the corporation's percentage interest in the underlying net assets of less than majority-owned companies in which a significant equity ownership interest is held are included in "Investments and advances." The corporation's share of the net income of these companies is included in the consolidated statement of income caption "Earnings from equity interests and other revenue."
    Investments in all other companies, none of which is significant, are included in "Investments and advances" at cost or less. Dividends from these companies are included in income as received.

FINANCIAL INSTRUMENTS. The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. Unless otherwise disclosed, the fair values of financial instruments approximate their recorded values. Marketable securities are stated at the lower of cost or market value.

INVENTORIES. Crude oil, products and merchandise inventories are carried at the lower of current market value or cost (generally determined under the last-in, first-out method-LIFO). Costs include applicable purchase costs and operating expenses, but not general and administrative expenses or research and development costs. Inventories of materials and supplies are valued at cost or less.

PROPERTY, PLANT AND EQUIPMENT. Depreciation, depletion and amortization, based on cost less estimated salvage value of the asset, are primarily determined under either the unit of production method or the straight-line method. Unit of production rates are based on oil, gas and other mineral reserves estimated to be recoverable from existing facilities. The straight-line method of depreciation is based on estimated asset service life taking obsolescence into consideration.
    Maintenance and repairs are expensed as incurred. Major renewals and improvements are capitalized, and the assets replaced are retired.
    The corporation's exploration and production activities are accounted for under the "successful efforts" method. Under this method, costs of productive wells and development dry holes, both tangible and intangible, as well as productive acreage are capitalized and amortized on the unit of production method. Costs of that portion of undeveloped acreage likely to be unproductive, based largely on historical experience, are amortized over the period of exploration. Other exploratory expenditures, including geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred.

ENVIRONMENTAL CONSERVATION AND SITE RESTORATION COSTS. Expenditures for environmental conservation are expensed or capitalized in accordance with generally accepted accounting principles. Liabilities for these expenditures are recorded when it is probable that obligations have been

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                   F12

incurred and the amounts can be reasonably estimated. These liabilities are not reduced by possible recoveries from third parties and projected cash expenditures are not discounted.
    Site restoration costs that may be incurred by the corporation at the end of the operating life of certain of its facilities and properties are reserved ratably over the asset's productive life.

FOREIGN CURRENCY TRANSLATION. The "functional currency" for translating the accounts of the majority of refining, marketing and chemical operations outside the U.S. is the local currency. Local currency is also used for exploration and production operations that are relatively self-contained and integrated within a particular country, such as in Australia, Canada, the United Kingdom, Norway and Continental Europe. The U.S. dollar is used for operations in highly inflationary economies and for some exploration and production operations, primarily in Malaysia and the Middle East.

2. ACCOUNTING CHANGES

Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" and No. 109 "Accounting for Income Taxes" were implemented in 1992. The cumulative effect of these accounting changes on years prior to 1992 is as follows:

                                           (millions of dollars)
- ----------------------------------------------------------------
SFAS No. 106 (net of $408 million
 income tax effect)                                $(800)
SFAS No. 109                                         760
                                                   -----
Net charge                                         $ (40)
                                                   =====

    The cumulative effect per share was $(0.64) and $0.61 for SFAS No. 106 and No. 109, respectively, resulting in a net charge of $(0.03).

    Neither standard had a material effect on 1992 income before the cumulative effect of the accounting changes.

3. MISCELLANEOUS FINANCIAL INFORMATION

Cash and cash equivalents included time deposits of $92 million at the end of 1993 and $144 million at the end of 1992.
    Research and development costs totaled $593 million in 1993, $624 million in 1992 and $679 million in 1991.
    Aggregate foreign exchange transaction gains included in determining net income totaled $61 million in 1993. Results for 1992 and 1991 included losses of $118 million and gains of $60 million, respectively.
    In 1993, 1992 and 1991, net income included gains of $86 million, $10 million and $32 million, respectively, attributable to the combined effects of LIFO inventory accumulations and drawdowns. The aggregate replacement cost of inventories was estimated to exceed their LIFO carrying values by $2,109 million and $3,431 million at December 31, 1993 and 1992, respectively.

4. CASH FLOW INFORMATION

The consolidated statement of cash flows provides information about changes in cash and cash equivalents. All short-term marketable securities, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates, are classified as cash equivalents.
    Cash payments for interest were: 1993 - $742 million; 1992 - $829 million; 1991 - $1,112 million. Cash payments for income taxes were: 1993 - $2,470 million; 1992 - $2,715 million; 1991 - $2,905 million.

5. ADDITIONAL WORKING CAPITAL DATA

                                             Dec. 31   Dec. 31
                                              1993      1992
- ----------------------------------------------------------------
                                           (millions of dollars)
Notes and accounts receivable
  Trade, less reserves of $89 million and
   $116 million                              $ 5,427   $ 6,392
  Other, less reserves of $29 million and
   $29 million                                 1,433     1,687
                                             -------   -------
                                             $ 6,860   $ 8,079
                                             =======   =======
Notes and loans payable
  Bank loans                                 $ 1,189   $ 1,478
  Commercial paper                             1,891     2,761
  Long-term debt due within one year           1,003       511
  Other                                           26        37
                                             -------   -------
                                             $ 4,109   $ 4,787
                                             =======   =======
Accounts payable and accrued liabilities
  Trade payables                             $ 6,910   $ 7,100
  Obligations to equity companies                767       823
  Accrued taxes other than income taxes        2,369     2,478
  Other                                        2,076     2,244
                                             -------   -------
                                             $12,122   $12,645
                                             =======   =======

On December 31, 1993, unused credit lines for short-term financing totaled approximately $6.4 billion. Of this total, $4.4 billion support commercial paper programs under terms negotiated when drawn.

6. INVESTMENTS AND ADVANCES

                                             Dec. 31   Dec. 31
                                              1993      1992
- ----------------------------------------------------------------
                                           (millions of dollars)
In less than majority-owned companies
  Carried at equity in underlying assets
    Investments                              $ 3,205   $ 3,033
    Advances                                     408       459
                                             -------   -------
                                               3,613     3,492
  Carried at cost or less                        148       136
                                             -------   -------
                                               3,761     3,628
Long-term receivables and miscellaneous
 investments at cost or less                   1,029       978
                                             -------   -------
      Total                                  $ 4,790   $ 4,606
                                             =======   =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                  F13


7. EQUITY COMPANY INFORMATION

    The summarized financial information below includes those less than majority-owned companies for which Exxon's share of net income is included in consolidated net income (see note 1, page F11). These companies are primarily engaged in natural gas production and distribution in the Netherlands and Germany, refining and marketing operations in Japan and several chemical operations.

                                                   1993                 1992                 1991
                                             -----------------------------------------------------------
                                                        Exxon                Exxon                Exxon
                                              Total     share      Total     share      Total     share
- --------------------------------------------------------------------------------------------------------
                                                                (millions of dollars)
Total revenues
Includes sales to companies in the
 Exxon consolidation which amounted
 to 18% in 1993, 17% in 1992 and
 16% in 1991                                 $25,295    $8,118    $25,628    $8,269    $25,584    $8,250
                                             -------    ------    -------    ------    -------    ------
Income before income taxes                   $ 3,255    $1,441    $ 3,067    $1,398    $ 3,551    $1,608
Less: Related income taxes                    (1,237)     (528)    (1,055)     (463)    (1,339)     (579)
                                             -------    ------    -------    ------    -------    ------
      Net income                             $ 2,018    $  913    $ 2,012    $  935    $ 2,212    $1,029
                                             =======    ======    =======    ======    =======    ======
Current assets                               $ 8,800    $2,892    $ 8,447    $2,802    $ 9,220    $3,014
Property, plant and equipment, less
 accumulated depreciation                     11,930     4,877     11,689     4,834     11,812     4,896
Other long-term assets                         2,981     1,059      2,880     1,045      3,175     1,075
                                             -------    ------    -------    ------    -------    ------
      Total assets                            23,711     8,828     23,016     8,681     24,207     8,985
                                             -------    ------    -------    ------    -------    ------
Short-term debt                                1,657       480      1,544       442      2,082       589
Other current liabilities                      6,588     2,388      6,491     2,399      7,044     2,650
Long-term debt                                 2,279       756      2,513       848      2,703       927
Other long-term liabilities                    3,709     1,591      3,431     1,500      3,612     1,559
Advances from shareholders                       819       408        915       459        454       227
                                             -------    ------    -------    ------    -------    ------
      Net assets                             $ 8,659    $3,205    $ 8,122    $3,033    $ 8,312    $3,033
                                             =======    ======    =======    ======    =======    ======



8. INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT


                                     Dec. 31, 1993        Dec. 31, 1992
                                  -----------------------------------------
                                    Cost       Net        Cost       Net
- ---------------------------------------------------------------------------
                                            (millions of dollars)
Petroleum and natural gas
  Exploration and production      $ 62,131    $32,263   $ 62,609    $32,880
  Refining and marketing            28,103     16,185     28,166     15,898
                                  --------    -------   --------    -------
       Total petroleum and
        natural gas                 90,234     48,448     90,775     48,778
Chemicals                            9,155      5,006      9,048      5,015
Other                               11,746      8,508     10,915      8,006
                                  --------    -------   --------    -------
       Total                      $111,135    $61,962   $110,738    $61,799
                                  ========    =======   ========    =======

Accumulated depreciation and depletion totaled $49,173 million at the end of 1993 and $48,939 million at the end of 1992. Interest capitalized in 1993, 1992 and 1991 was $374 million, $364 million and $331 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                   F14

9. LEASED FACILITIES

At December 31, 1993, the corporation and its consolidated subsidiaries held non-cancelable operating charters and leases covering drilling equipment, tankers, service stations and other properties for which minimum lease commitments were as follows:

                                     Minimum         Related
                                    commitment    rental income
- ----------------------------------------------------------------
                                       (millions of dollars)
1994                                   $679             $ 31
1995                                    504               28
1996                                    373               24
1997                                    282               19
1998                                    207               15
1999 and beyond                         925              150

    Net rental expenditures for 1993, 1992 and 1991 totaled $1,130 million, $1,108 million and $1,133 million, respectively, after being reduced by related rental income of $134 million, $120 million and $117 million, respectively. Minimum rental expenditures totaled $1,184 million in 1993, $1,141 million in 1992 and $1,185 million in 1991.

10. CAPITAL

In 1989, the corporation sold 16.3 million shares of a new issue of convertible Class A Preferred Stock to its leveraged employee stock ownership plan (LESOP) trust for $61.50 per share. The proceeds of the issuance were used by the corporation for general corporate purposes. The corporation recorded a "Guaranteed LESOP Obligation" of $1,000 million as debt and as a reduction in shareholders' equity, representing company-guaranteed borrowings by the LESOP trust to purchase the preferred stock. As the debt is repaid, the Guaranteed LESOP Obligation will be extinguished. The stock can be converted into common stock at the lower of common stock market value or $61.50. Dividends are cumulative and payable in an amount per share equal to $4.68 per annum. Dividends paid per preferred share were $4.68 in 1993, 1992 and 1991.
    Dividends paid per common share were $2.88 in 1993, $2.83 in 1992 and $2.68 in 1991.
    Earnings per common share are based on net income less preferred stock dividends and the weighted average number of outstanding common shares during each year, adjusted for stock splits.

11. LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN (LESOP)

In 1989, the corporation's employee stock ownership plan trustee borrowed $1,000 million, under the terms of notes guaranteed by the corporation, maturing between 1990 and 1999. The principal due on the notes increases from $75 million in 1990 to $125 million in 1999. As further described in note 10, the LESOP trustee used the proceeds of the borrowing to purchase shares of convertible Class A Preferred Stock.
    Employees eligible to participate in the corporation's thrift plan may elect to participate in the LESOP. Corporation contributions to the plan, plus dividends, are used to make principal and interest payments on the notes. As contributions and dividends are credited, shares of preferred stock are proportionately converted into common stock, with no cash flow impact to the corporation, and allocated to participants' accounts. During 1993, 1.7 million shares of preferred stock, totaling $102 million, were converted to common stock and allocated. In 1992, 1.6 million shares of preferred stock, totaling $97 million, were converted and allocated. In 1991, 1.4 million shares of preferred stock, totaling $88 million, were converted and allocated. Preferred dividends of $54 million, $61 million and $69 million were paid during 1993, 1992 and 1991, respectively, and covered interest payments on the notes. The 1993, 1992 and 1991 principal payments were made from employer contributions and dividends reinvested within the LESOP trust and payments by Exxon as guarantor.

12. LONG-TERM DEBT

    At December 31, 1993, long-term debt consisted of $7,518 million due in U.S. dollars and $988 million representing the U.S. dollar equivalent at year-end exchange rates of amounts payable in foreign currencies. These amounts exclude that portion of long-term debt, totaling $1,003 million, which matures within one year and is included in current liabilities. The amounts of long-term debt maturing, together with sinking fund payments required, in each of the four years after December 31, 1994, in millions of dollars, are: 1995 - $568; 1996 - $1,062; 1997 - $534; 1998 - $547. Certain of the borrowings described may from time to time be assigned to other Exxon affiliates. During 1993, the corporation took on $2.6 billion in long-term credit lines of which $2.5 billion was unused at year-end.
    In 1982, debt totaling $515 million was removed from the balance sheet as a result of the deposit of U.S. government securities in irrevocable trusts. In 1987, the corporation placed additional government securities in the trusts, enabling removal of $240 million from the balance sheet. In 1993, the corporation redeemed $382 million of the foregoing debt. The government securities remained in the related trusts after the redemption, and the corporation's beneficial interest in those trusts was sold. The balance of outstanding defeased debt at year-end 1993 was $288 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                 F15

    Summarized long-term borrowings at year-end 1993 and 1992 were as follows:

                                           Dec. 31    Dec. 31
                                            1993       1992
- --------------------------------------------------------------
                                         (millions of dollars)
EXXON CORPORATION
Floating rate pollution-control revenue
 bonds due 2012-2027                        $  331    $  258
LESOP notes                                    606       728

EXXON PIPELINE COMPANY
5.5% Marine terminal revenue bonds due
 2007                                            -       159
Variable rate marine terminal revenue
 bonds due 2033                                173         -

EXXON SAN JOAQUIN PRODUCTION COMPANY
Variable rate loan due 1994-2008                 -       347

EXXON CAPITAL CORPORATION
4.5% Guaranteed notes due 1996                 235       230
8.0% Guaranteed notes due 1995                 250       250
8.25% Guaranteed notes due 1994                  -       200
8.25% Guaranteed notes due 1999                200       200
7.75% Guaranteed notes due 1996                249       249
7.875% Guaranteed notes due 1996               250       250
7.875% Guaranteed notes due 1997               249       249
8.0% Guaranteed notes due 1998                 249       249
6.0% Guaranteed notes due 2005                 250         -
6.125% Guaranteed notes due 2008               250         -
6.15% Guranteed notes due 2003                 250         -
Zero coupon notes due 2004
 - Face value ($1,146) net of
   unamortized discount                        346       310
8.5% Guaranteed notes due 1994                   -       263
7.45% Guaranteed notes due 2001                250       250
6.5% Guaranteed notes due 1999                 249       249
6.625% Guaranteed notes due 2002               250       249

SEARIVER MARITIME, INC.
Deferred interest debentures due 2012
 - Face value ($771) net of unamortized
   discount                                    380       341
Guaranteed debt securities due 1997-2011       150       150

EXXON ENERGY LIMITED
8.5% British pound loans due 1995-2002         317       388
6.87% Guaranteed notes due 2003                173         -

IMPERIAL OIL LIMITED
Variable rate U.S. dollar notes due 2004     1,000     1,100
8.75% U.S. dollar notes due 2019               219       218
9.875% Canadian dollar notes due 1999          237       242
8.3% U.S. dollar notes due 2001                199       199

Capitalized lease obligations*                  86       151
Other U.S. dollar obligations                  760       936
Other foreign currency obligations             348       222
                                            ------    ------
    Total long-term debt                    $8,506    $8,637
                                            ======    ======

*At an average imputed interest rate of 9.3% in 1993 and 11.5% in 1992.

    The estimated fair value of total long-term debt, including capitalized lease obligations, at December 31, 1993 and 1992 was $9.5 billion and $9.3 billion, respectively.

13. INTEREST RATE SWAP AND CURRENCY EXCHANGE CONTRACTS

At December 31, 1993 and 1992, the corporation had various interest rate swap and currency exchange contracts outstanding with financial institutions of high credit standing. Interest rate swap agreements, maturing 1994-1999, had aggregate notional principal amounts of $705 million and $924 million at year-end 1993 and 1992, respectively. Currency exchange contracts, maturing 1994-2005, totaled $857 million at year-end 1993 and $1,547 million at year-end 1992.
    The corporation's exposure to credit and market risks from the above instruments is considered to be negligible.

14. LITIGATION AND OTHER CONTINGENCIES

A number of lawsuits, including class actions, have been brought in various courts against Exxon Corporation and certain of its subsidiaries relating to the release of crude oil from the tanker Exxon Valdez in 1989. Most of these lawsuits seek unspecified compensatory and punitive damages; several lawsuits seek damages in varying specified amounts. Certain of the lawsuits seek injunctive relief. The claims of many individuals have been dismissed or settled. Most of the remaining actions are scheduled for trial in federal court commencing May 2, 1994. Other actions will likely be tried in state court later in 1994. The cost to the corporation from these lawsuits is not possible to predict; however, it is believed that the final outcome will not have a materially adverse effect upon the corporation's operations or financial condition.

    German and Dutch affiliated companies are the concessionaires of a natural gas field subject to a treaty between the governments of Germany and the Netherlands under which the gas reserves in an undefined border or common area are to be shared equally. Entitlement to the reserves is determined by calculating the amounts of gas which can be recovered from this area. Based on the final reserve determination, the German affiliate has lifted more gas than its entitlement. Arbitration proceedings, as provided in the agreements, have commenced to determine the manner of resolving the imbalance in liftings between the German and Dutch affiliated companies. Financial effects to the corporation related to resolution of this imbalance would be influenced by different tax regimes and ownership interests. The net impact of the ultimate outcome is not expected to have a materially adverse effect upon the corporation's operations or financial condition.

    The U.S. Tax Court has decided the issue with respect to the pricing of crude oil purchased from Saudi Arabia for the years 1979 to 1981 in favor of the corporation. This decision is subject to appeal. Certain other issues for the years 1979-1982 remain pending before the Tax Court. The ultimate resolution of these issues is not expected to have a materially adverse effect upon the corporation's operations or financial condition.

    Claims for substantial amounts have been made against Exxon and certain of its consolidated subsidiaries in other pending lawsuits, the outcome of which is not expected to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                   F16




have a materially adverse effect upon the corporation's operations or financial condition.
    The corporation and certain of its consolidated subsidiaries were contingently liable at December 31, 1993 for $1,120 million, primarily relating to guarantees for notes, loans and performance under contracts. This includes $753 million representing guarantees of non-U.S. excise taxes and customs duties of other companies, entered into as a normal business practice, under reciprocal arrangements. Not included in this figure are guarantees by consolidated affiliates of $955 million, representing Exxon's share of obligations of certain equity companies.
    Additionally, the corporation and its affiliates have numerous long-term sales and purchase commitments in their various business activities, all of which are expected to be fulfilled with no adverse consequences material to the corporation's operations or financial condition.
    The operations and earnings of the corporation and its affiliates throughout the world have been, and may in the future be, affected from time to time in varying degree by political developments and laws and regulations, such as forced divestiture of assets; restrictions on production, imports and exports; price controls; tax increases and retroactive tax claims; expropriation of property; cancellation of contract rights and environmental regulations. Both the likelihood of such occurrences and their overall effect upon the corporation vary greatly from country to country and are not predictable.

- --------------------------------------------------------------------------------

15. OTHER POSTRETIREMENT BENEFITS

The corporation and several of its affiliates make contributions toward the cost of providing certain health care and life insurance benefits to retirees, their beneficiaries and covered dependents. The corporation determines the level of its contributions to these plans annually; no commitments have been made regarding the level of such contributions in the future. Corporation contributions in 1991 were expensed as paid ($109 million). The accrual method of accounting for these benefits was adopted January 1, 1992 in accordance with the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."
    The accumulated postretirement benefit obligation is based on the existing level of the corporation's contribution toward these plans. Plan assets include investments in equity and fixed income securities.

                                                                          1993                              1992
                                                             ------------------------------    ------------------------------
Other postretirement benefits expense                         Total    Health    Life/Other     Total    Health    Life/Other
- -----------------------------------------------------------------------------------------------------------------------------
                                                                                 (millions of dollars)
Service cost                                                 $   22     $ 10       $   12      $   21     $ 10        $  11
Interest cost                                                   127       49           78         125       49           76
Actual (gains) on plan assets                                   (36)       -          (36)        (25)       -          (25)
Deferral of actual versus assumed return on plan assets          11        -           11           7        -            7
Amortization of actuarial loss                                    1        1            -           -        -            -
                                                             ------     ----       ------      ------     ----        -----
   Net expense                                               $  125     $ 60       $   65      $  128     $ 59        $  69
                                                             ======     ====       ======      ======     ====        =====

- --------------------------------------------------------------------------------

                                                                      Dec. 31, 1993                     Dec. 31, 1992
                                                             ------------------------------    ------------------------------
Other postretirement benefit plans status                     Total    Health    Life/Other     Total    Health    Life/Other
- -----------------------------------------------------------------------------------------------------------------------------
                                                                                 (millions of dollars)
Accumulated postretirement benefit obligation
   Retirees                                                  $1,326     $457       $  869      $1,160     $453        $ 707
   Fully eligible participants                                  114       41           73         142       62           80
   Other active participants                                    355      140          215         250       91          159
                                                             ------     ----       ------      ------     ----        -----
                                                              1,795      638        1,157       1,552      606          946
Funded assets (market values)                                  (289)       -         (289)       (260)       -         (260)
Unrecognized prior service costs                                (21)     (21)           -         (15)     (15)           -
Unrecognized net gain/(loss)                                   (194)     (35)        (159)         28       10           18
                                                             ------     ----       ------      ------     ----        -----
Book reserves                                                $1,291     $582       $  709      $1,305     $601        $ 704
                                                             ======     ====       ======      ======     ====        =====

Assumptions in accumulated postretirement
benefit obligation and expense (percent)
  Discount rate                                                7.25                               8.5
  Long-term rate of compensation increase                      5.00                               5.0
  Long-term annual rate of return on funded assets            10.00                              10.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                   F17




16. ANNUITY BENEFITS

Exxon and many of its affiliates have defined benefit retirement plans which cover substantially all of their employees. Plan benefits are generally based on years of service and employees' compensation during their last years of employment.
    Assets are contributed to trustees and insurance companies to provide benefits for many of Exxon's retirement plans, including the Exxon Annuity Plan, Exxon's principal U.S. plan. All U.S. plans which are subject to funding requirements meet federal government funding standards. Certain smaller U.S. plans, and a number of non-U.S. plans, are not funded because of local tax conventions and regulatory practices which do not encourage funding. Book reserves have been established for these plans to provide for future benefit payments.
    The discount rate used in calculating the year-end pension liability for financial reporting purposes is based on the year-end rate of interest on high quality bonds, as required by current accounting standards. This discount rate reflects the rate at which pension benefits could be effectively settled, either by matching the liability with a bond portfolio or buying annuities from an insurance company. Interest rates dropped significantly in many countries in 1993, and the resultant lower discount rates have increased the actuarial present value of the benefit obligation from the previous year. While assets and book reserves for U.S. and non-U.S. plans are less than projected benefit obligations when measured on this settlement basis, they are greater than benefits that have been accumulated through the end of 1993.
    In contrast to the discount rate, which is limited to current bond interest rates, the assumed rate of return on funded assets is based on anticipated long-term investment performance. The majority of pension assets, for both U.S. and non-U.S. plans, are invested in equities that have historically had returns which exceeded bond interest rates. In the U.S., the expected long-term rate of return for funded assets is 10 percent, and the average actual return over the past 10 years was over 12 percent. This expected long-term rate of return is utilized in reporting to appropriate federal government authorities. On this basis, the Exxon Annuity Plan is fully funded.

                                                                          U.S. Plans                Non-U.S. Plans
                                                                  -------------------------   ------------------------
Annuity plans net pension cost/(credit)                            1993      1992     1991     1993     1992     1991
- ----------------------------------------------------------------------------------------------------------------------
                                                                                  (millions of dollars)
Cost of benefits earned by employees during the year               $ 111     $ 108    $  90    $ 144    $ 152    $ 141
Interest accrual on benefits earned in prior years                   350       352      358      482      515      490
Actual (gains) on plan assets                                       (463)     (150)    (685)    (742)    (258)    (439)
Deferral of actual versus assumed return on assets                   146      (203)     370      437      (73)     117
Amortization of actuarial (gains)/losses and prior service cost      (35)      (51)     (55)      52       16        9
Net pension enhancement and curtailment/settlement expense           (13)       (8)     (12)       6       11       40
                                                                   -----     -----    ------   -----    -----    -----
Net pension cost for the year                                      $  96     $  48    $  66    $ 379    $ 363    $ 358
                                                                   =====     =====    =====    =====    =====    =====

- ------------------------------------------------------------------------------------------------------------------------------

                                                                                      U.S. Plans            Non-U.S. Plans
                                                                                 --------------------     --------------------
                                                                                 Dec. 31     Dec. 31      Dec. 31      Dec. 31
Annuity plans status                                                               1993        1992        1993         1992
- ------------------------------------------------------------------------------------------------------------------------------
                                                                                           (millions of dollars)
Actuarial present value of benefit obligations
  Benefits based on service to date and present pay levels
    Vested                                                                        $3,749      $3,405       $5,418       $4,538
    Non-vested                                                                       438         306          220          198
                                                                                  ------      ------       ------       ------
    Total accumulated benefit obligation                                           4,187       3,711        5,638        4,736
  Additional benefits related to projected pay increases                             901         637          921          907
                                                                                  ------      ------       ------       ------
    Total projected benefit obligation                                             5,088       4,348        6,559        5,643
                                                                                  ------      ------       ------       ------
Funded assets (market values)                                                      3,512       3,386        3,997        3,494
Book reserves                                                                      1,215       1,241        1,941        1,865
                                                                                  ------      ------       ------       ------
    Total funded assets and book reserves                                          4,727       4,627        5,938        5,359
                                                                                  ------      ------       ------       ------
Assets and reserves in excess of/(less than) proj. benefit obligation             $ (361)     $  279       $ (621)      $ (284)
  Consisting of:
    Unrecognized net gain at transition                                           $  374      $  438       $   37       $   45
    Unrecognized net actuarial (loss) since transition                              (635)        (49)        (457)         (11)
    Unrecognized prior service costs incurred since transition                      (100)       (110)        (201)        (318)
Assets and reserves in excess of accumulated benefit obligation                   $  540      $  916       $  300       $  623
Assumptions in projected benefit obligation and expense (percent)
  Discount rate                                                                     7.25         8.5     5.0- 9.0     6.0-10.0
  Long-term rate of compensation increase                                           5.00         5.0     4.0- 9.0     4.0- 9.0
  Long-term annual rate of return on funded assets                                 10.00        10.0     6.0-10.0     6.0-11.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                   F18

17. INCENTIVE PROGRAM

The 1993 Incentive Program provides for grants of stock options, stock appreciation rights (SARs), restricted stock and other forms of award. Awards may be granted over the 10-year period ending April 28, 2003 to eligible employees of the corporation and those affiliates at least 50 percent owned. The number of shares of stock which may be awarded each year under the 1993 Incentive Program may not exceed seven tenths of one percent (0.7%) of the total number of shares of common stock of the corporation outstanding on December 31 of the preceding year. If the total number of shares effectively granted in any year is less than the maximum number of shares allowable, the balance may be carried over to the following year. Outstanding awards are subject to certain forfeiture provisions contained in the program or award instrument.
    As under earlier programs, options and SARs may be granted at prices not less than 100 percent of market value on the date of grant. Options and SARs thus far granted are exercisable after one year of continuous employment following the date of grant. Options for 35,063,227 and 32,519,469 common shares were outstanding at December 31, 1993 and 1992 respectively. Of those options, 8,274,872 and 10,238,925 at December 31, 1993 and 1992, respectively, included SARs. In anticipation of settlement of SARs at market value of the shares covered by the options to which they are attached, $23 million was credited to earnings in 1993, $26 million was credited in 1992 and $29 million was charged in 1991. Exercise of either a related option or a related SAR cancels the other to the extent exercised. No SARs were granted in 1993.
    Changes that occurred during 1993 in options outstanding are summarized below:

                           1993 Program   1988 Program   1983 Program
- ---------------------------------------------------------------------
                                    (number of common shares)
Outstanding at
 December 31, 1992               -         25,965,192      6,554,277
Granted at $63.56
 average per share           5,965,350          -              -
Less: Exercised at $38.87
 average per share               -          1,311,839      1,960,803
  Expired                        -            148,950          -
                             ---------     ----------      ---------
Outstanding at
 December 31, 1993           5,965,350     24,504,403      4,593,474
                             =========     ==========      =========
Options exercisable at
 December 31, 1993               -         24,504,403      4,593,474
                             =========     ==========      =========

    Shares available for granting at the beginning of 1993 were 1,700,050 and 2,681,576 at the end of 1993. The weighted average option price per common share of the options outstanding at December 31, 1993 under the 1993 Incentive Program and earlier programs was $52.36.
    The effect on net income per common share from the assumed exercise of stock options outstanding at year-end 1993, 1992 or 1991 would be insignificant.
    At December 31, 1993 and 1992, respectively, 139,250 and 159,750 shares of restricted common stock were outstanding.

                                                                             F19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. INCOME, EXCISE AND OTHER TAXES

                                         1993                            1992                            1991
- ------------------------------------------------------------------------------------------------------------------------
                             United      Non-                United      Non-                United      Non-
                             States      U.S.     Total      States      U.S.      Total     States      U.S.      Total
                             ----------------------------    ---------------------------     ---------------------------
                                                              (millions of dollars)
Income taxes
 Federal or non-U.S.
  Current                    $  622    $ 1,941    $ 2,563    $  642    $ 2,166    $ 2,808    $  689    $ 2,262    $ 2,951
  Deferred - net                 73         50        123      (143)      (279)      (422)     (142)         2       (140)
 U.S. tax on non-U.S.
  operations                    (16)         -        (16)       15          -         15        11          -         11
                             ------    -------    -------    ------    -------    -------    ------    -------    -------
                                679      1,991      2,670       514      1,887      2,401       558      2,264      2,822
 State                          102          -        102        76          -         76        96          -         96
                             ------    -------    -------    ------    -------    -------    ------    -------    -------
    Total income tax expense    781      1,991      2,772       590      1,887      2,477       654      2,264      2,918
Excise taxes                  2,179      9,528     11,707     2,351     10,161     12,512     2,546      9,675     12,221
Other taxes and duties          987     18,758     19,745     1,019     20,494     21,513     1,047     19,776     20,823
                             ------    -------    -------    ------    -------    -------    ------    -------    -------
    Total                    $3,947    $30,277    $34,224    $3,960    $32,542    $36,502    $4,247    $31,715    $35,962
                             ======    =======    =======    ======    =======    =======    ======    =======    =======

The above provisions for deferred income taxes include net credits for the effect of changes in tax law provisions and rates of $146 million in 1993, $153 million in 1992 and $164 million in 1991. Income taxes of $109 million in 1993 and $210 million in 1992, respectively, were credited directly to shareholders' equity.

- ------------------------------------------------------------------------------

    The reconciliation between income tax expense and a theoretical U.S. tax computed by applying a rate of 35 percent for 1993 and 34 percent for 1992 and 1991, is as follows:

                                                1993      1992      1991
- -------------------------------------------------------------------------
                                                 (millions of dollars)
Earnings before Federal and non-U.S.
 income taxes
  United States                                $1,893    $1,158    $1,554
  Non-U.S.                                      6,057     6,053     6,868
                                               ------    ------    ------
    Total                                      $7,950    $7,211    $8,422
                                               ------    ------    ------
Theoretical tax                                $2,783    $2,452    $2,863
Effect of equity method accounting               (320)     (318)     (350)
Adjustment for non-U.S. taxes in excess
 of theoretical U.S. tax                          191       147       279
U.S. tax on non-U.S. operations                   (16)       15        11
Other U.S.                                         32       105        19
                                               ------    ------    ------
Federal and non-U.S. income tax expense        $2,670    $2,401    $2,822
                                               ======    ======    ======
    Total effective tax rate                     38.5%     37.9%     38.4%

    The effective income tax rate includes state income taxes and the corporation's share of income taxes of equity companies. Equity company taxes totaled $528 million in 1993, $463 million in 1992 and $579 million in 1991, essentially all outside the U.S.

    Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

    Deferred tax liabilities (assets) are comprised of the following at December 31:


Tax effects of temporary differences for:                1993       1992
- -------------------------------------------------------------------------
                                                    (millions of dollars)
Depreciation                                           $ 8,526    $ 8,758
Intangible development costs                             3,287      3,380
Capitalized interest                                       850        756
Other liabilities                                        1,089      1,130
                                                       -------    -------
  Total deferred tax liabilities                        13,752     14,024
                                                       -------    -------

Pension and other postretirement benefits               (1,074)    (1,097)
Site restoration reserves                                 (787)      (850)
Tax loss carryforwards                                    (702)      (576)
Other assets                                            (1,116)    (1,217)
                                                       -------    -------
  Total deferred tax assets                             (3,679)    (3,740)
                                                       -------    -------

Asset valuation allowances                                 480        421
                                                       -------    -------
    Net deferred tax liabilities                       $10,553    $10,705
                                                       =======    =======

    The corporation had $8.1 billion of indefinitely reinvested, undistributed earnings from subsidiary companies outside the U.S. Unrecognized deferred taxes on remittance of these funds are not expected to be material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                   F20

19. DISTRIBUTION OF EARNINGS AND ASSETS

Segment                             1993                               1992                               1991
- ----------------------------------------------------------------------------------------------------------------------------
                                             Corporate                          Corporate                          Corporate
                     Petroleum   Chemicals     total    Petroleum   Chemicals     total     Petroleum  Chemicals     total
                     ---------   ---------   ---------  ---------   ---------   ---------   ---------  ---------   ---------
                                                           (millions of dollars)
Sales and operating
 revenue
  Non-affiliated      $ 98,808    $ 8,641    $109,532   $104,282     $ 9,131    $115,672    $103,752    $ 9,171    $115,068
  Intersegment           2,411      1,383           -      2,817       1,497           -       2,786      1,532           -
                      --------    -------    --------   --------     -------    --------    --------    -------    --------
    Total             $101,219    $10,024    $109,532   $107,099     $10,628    $115,672    $106,538    $10,703    $115,068
                      ========    =======    ========   ========     =======    ========    ========    =======    ========
Operating profit      $  7,445    $   638    $  8,390   $  6,538     $   660    $  7,655    $  7,745    $   672    $  8,820
Add/(deduct):
  Income taxes          (2,938)      (207)     (3,156)    (2,403)       (205)     (2,666)     (3,025)      (195)     (3,260)

  Minority interests      (136)        (8)       (302)      (169)          4        (310)        (80)         3        (216)

  Earnings of equity
   companies               957        (12)        945        982          (8)        974       1,043         32       1,075
  Corporate and
   financing                 -          -        (597)         -           -        (843)          -          -        (819)
                      --------    -------    --------   --------     -------    --------    --------    -------    --------
Earnings before
 accounting changes      5,328        411       5,280      4,948         451       4,810       5,683        512       5,600
Cumulative effect of
 accounting changes          -          -           -          -           -         (40)          -          -           -
                      --------    -------    --------   --------     -------    --------    --------    -------    --------
Earnings              $  5,328    $   411    $  5,280   $  4,948     $   451    $  4,770    $  5,683    $   512    $  5,600
                      ========    =======    ========   ========     =======    ========    ========    =======    ========
Identifiable assets   $ 64,336    $ 8,478    $ 84,145   $ 65,650     $ 8,597    $ 85,030    $ 68,705    $ 8,630    $ 87,560
Depreciation and
 depletion               4,033        408       4,884      4,182         415       5,044       4,084        382       4,824
Additions to plant       5,392        542       6,919      5,686         594       7,138       5,635        575       7,262

Geographic                            Sales and other operating revenue     Earnings  Identifiable assets
- ---------------------------------------------------------------------------------------------------------
                                     Non-affiliated Interarea     Total
                                     --------------------------------------------------------------------
                                                        (millions of dollars)
1993 Petroleum and chemicals
       United States                    $ 22,285    $    741    $ 23,026      $1,667        $25,369
       Other Western Hemisphere           17,098         416      17,514         317         11,541
       Eastern Hemisphere                 68,069       2,095      70,164       3,755         35,904
     Other/eliminations                    2,080      (3,252)     (1,172)       (459)        11,331
                                        --------    --------    --------      ------        -------
         Corporate total                $109,532           -    $109,532      $5,280        $84,145
                                        ========    ========    ========      ======        =======
1992 Petroleum and chemicals
       United States                    $ 24,028    $    906    $ 24,934      $1,192        $26,042
       Other Western Hemisphere           17,810         310      18,120         275         12,632
       Eastern Hemisphere                 71,578       3,403      74,981       3,932         35,573
     Other/eliminations                    2,256      (4,619)     (2,363)       (629)        10,783
                                        --------    --------    --------      ------        -------
         Corporate total                $115,672           -    $115,672      $4,770        $85,030
                                        ========    ========    ========      ======        =======

1991 Petroleum and chemicals
       United States                    $ 25,175    $    744    $ 25,919      $1,478        $26,217
       Other Western Hemisphere           18,206         216      18,422         150         14,491
       Eastern Hemisphere                 69,542       2,835      72,377       4,567         36,627
     Other/eliminations                    2,145      (3,795)     (1,650)       (595)        10,225
                                        --------    --------    --------      ------        -------
         Corporate total                $115,068           -    $115,068      $5,600        $87,560
                                        ========    ========    ========      ======        =======

Transfers between business activities or areas are at estimated market prices.

QUARTERLY INFORMATION                                                        F21

                                                  1993                                            1992
                               -------------------------------------------    -------------------------------------------
                                First    Second    Third   Fourth              First   Second    Third   Fourth
                               Quarter   Quarter  Quarter  Quarter  Year      Quarter  Quarter  Quarter  Quarter   Year
- -------------------------------------------------------------------------------------------------------------------------
                                                                (thousands of barrels daily)
Volumes
Production of crude oil
 and natural gas liquids         1,676    1,649    1,620    1,725    1,667      1,762    1,675    1,665    1,716    1,705
Refinery crude oil runs          3,182    3,296    3,321    3,277    3,269      3,355    3,232    3,227    3,398    3,303
Petroleum product sales          4,870    4,831    4,923    5,075    4,925      4,925    4,761    4,900    5,046    4,909

                                                               (millions of cubic feet daily)
Natural gas production
 available for sale              7,090    4,678    4,619    6,930    5,825      6,927    4,835    4,416    6,472    5,661

                                                                    (millions of dollars)
Summarized financial data
Sales and other operating
 revenue                       $26,897   27,604   27,380   27,651  109,532    $27,434   27,536   30,431   30,271  115,672
Gross profit*                  $10,798   11,459   11,521   12,635   46,413    $12,056   11,512   13,051   12,530   49,149
Net income as reported         $ 1,185    1,235    1,360    1,500    5,280    $ 1,350      955    1,135    1,400    4,840
Effect of adopting
 accounting changes                -        -        -        -        -      $   (15)     (25)      10      -        (30)
Cumulative effect of
 accounting changes                -        -        -        -        -      $   (40)     -        -        -        (40)
Net income as restated         $ 1,185    1,235    1,360    1,500    5,280    $ 1,295      930    1,145    1,400    4,770

                                                                      (dollars per share)
Per share data
Net income per common
 share as reported             $  0.94     0.98     1.09     1.20     4.21    $  1.07     0.76     0.90     1.12     3.85
Effect of adopting
 accounting changes                 -        -        -        -        -     $ (0.01)   (0.03)    0.01      -      (0.03)
Cumulative effect of
 accounting changes                 -        -        -        -        -     $ (0.03)     -        -        -      (0.03)
Net income per common
 share as restated             $  0.94     0.98     1.09     1.20     4.21    $  1.03     0.73     0.91     1.12     3.79
Dividends per common share     $  0.72     0.72     0.72     0.72     2.88    $  0.67     0.72     0.72     0.72     2.83
Dividends per preferred share  $  1.17     1.17     1.17     1.17     4.68    $  1.17     1.17     1.17     1.17     4.68

Common Stock prices
  High                         $66.750   69.000   66.750   66.375   69.000    $61.250   64.250   65.500   64.125   65.500
  Low                          $57.750   63.250   63.375   61.000   57.750    $53.750   54.250   61.000   58.125   53.750

The price range of Exxon Common Stock is based on the composite tape of the several U.S. exchanges where Exxon Common Stock is traded. The principal market where Exxon Common Stock (XON) is traded is the New York Stock Exchange, although the stock is traded on most major exchanges in the United States, as well as on the London, Tokyo and other foreign exchanges.
    At January 31, 1994, there were 620,467 holders of record of Exxon Common Stock.
    On January 26, 1994, the corporation declared a $0.72 dividend per common share, payable March 10, 1994.


*Gross profit equals sales and other operating revenue less estimated costs associated with products sold.

SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION
ACTIVITIES                                                                  F22


                                                            Consolidated Subsidiaries
                                              ------------------------------------------------------     Non-
                                              United                     Australia                   Consolidated    Total
Results of Operations                         States  Canada   Europe  and Far East  Other    Total    Interests   Worldwide
- ----------------------------------------------------------------------------------------------------------------------------
                                                                         (millions of dollars)
1993 - Revenue
         Sales to third parties               $1,275  $  346   $2,336     $1,655    $  106   $ 5,718    $2,167     $ 7,885
         Transfers                             2,829     712    1,063        876       166     5,646       326       5,972
                                              ------  ------   ------     ------    ------   -------    ------     -------
                                               4,104   1,058    3,399      2,531       272    11,364     2,493      13,857
       Production costs excluding taxes        1,204     430    1,114        412        64     3,224       369       3,593
       Exploration expenses                      132      41      250         81       144       648        77         725
       Depreciation and depletion              1,196     480      700        404       136     2,916       196       3,112
       Taxes other than income                   479      21       60        532         2     1,094       809       1,903
       Related income tax                        459      19      435        378        38     1,329       438       1,767
                                              ------  ------   ------     ------    ------   -------    ------     -------
       Results of producing activities           634      67      840        724      (112)    2,153       604       2,757
       Other earnings*                           296     (35)     194         26        45       526        30         556
                                              ------  ------   ------     ------    ------   -------    ------     -------
           Total earnings                     $  930  $   32   $1,034     $  750    $  (67)  $ 2,679    $  634     $ 3,313
                                              ======  ======   ======     ======    ======   =======    ======     =======
1992 - Revenue
         Sales to third parties               $  993  $  335   $2,735     $2,019    $  171   $ 6,253    $2,363     $ 8,616
         Transfers                             3,338     885    1,067        869       243     6,402       384       6,786
                                              ------  ------   ------     ------    ------   -------    ------     -------
                                               4,331   1,220    3,802      2,888       414    12,655     2,747      15,402
       Production costs excluding taxes        1,251     429    1,330        426        77     3,513       404       3,917
       Exploration expenses                      183      58      379         93        96       809        83         892
       Depreciation and depletion              1,401     551      702        419       131     3,204       293       3,497
       Taxes other than income                   474      17       76        635         2     1,204       896       2,100
       Related income tax                        350      38      448        542        43     1,421       443       1,864
                                              ------  ------   ------     ------    ------   -------    ------     -------
       Results of producing activities           672     127      867        773        65     2,504       628       3,132
       Other earnings*                            86     (27)     179        (40)       (5)      193        49         242
                                              ------  ------   ------     ------    ------   -------    ------     -------
           Total earnings                     $  758  $  100   $1,046     $  733    $   60   $ 2,697    $  677     $ 3,374
                                              ======  ======   ======     ======    ======   =======    ======     =======
1991 - Revenue
         Sales to third parties               $  955  $  309   $2,457     $2,051    $  206    $5,978    $2,533     $ 8,511
         Transfers                             3,405   1,007    1,198        760       219     6,589       398       6,987
                                              ------  ------   ------     ------    ------   -------    ------     -------
                                               4,360   1,316    3,655      2,811       425    12,567     2,931      15,498
       Production costs excluding taxes        1,388     628    1,272        399        64     3,751       406       4,157
       Exploration expenses                      335      77      292         94       114       912        99       1,011
       Depreciation and depletion              1,466     607      665        392       124     3,254       237       3,491
       Taxes other than income                   513      17       74        694         3     1,301     1,010       2,311
       Related income tax                        243      35      534        478        98     1,388       498       1,886
                                              ------  ------   ------     ------    ------   -------    ------     -------
       Results of producing activities           415     (48)     818        754        22     1,961       681       2,642
       Other earnings*                           216     114       95         15        17       457        29         486
                                              ------  ------   ------     ------    ------   -------    ------     -------
           Total earnings                     $  631  $   66   $  913     $  769    $   39    $2,418    $  710     $ 3,128
                                              ======  ======   ======     ======    ======   =======    ======     =======
Average sales prices and production costs per unit of production
- ---------------------------------------------------------------------------------------------------------------------------
During 1993
  Average sales prices
    Crude oil and NGL, per barrel             $13.19  $11.71   $16.68     $18.19    $16.04    $15.07    $16.07      $15.12
    Natural gas, per thousand cubic feet        2.11    1.33     2.49       1.21      0.95      1.98      2.78        2.26
  Average production costs, per barrel***       3.90    4.45     5.30       2.52      3.72      4.05      2.45        3.80
During 1992
  Average sales prices
    Crude oil and NGL, per barrel**           $14.59  $13.17   $19.22     $21.08    $18.48    $17.01    $17.93      $17.05
    Natural gas, per thousand cubic feet**      1.84    1.22     2.86       1.54      0.66      2.02      3.04        2.39
  Average production costs, per barrel***       3.98    4.23     6.49       2.73      3.08      4.38      2.67        4.11
During 1991
  Average sales prices
    Crude oil and NGL, per barrel**           $14.52  $13.40   $19.86     $21.34    $17.32    $17.03    $18.02      $17.07
    Natural gas, per thousand cubic feet**      1.61    1.20     2.99       1.76      0.71      1.97      3.35        2.47
  Average production costs, per barrel***       4.25    5.80     6.69       2.78      2.32      4.71      2.73        4.40

   *Earnings related to transportation of oil and gas, sale of third party purchases, oil sands operations and technical services agreements, and reduced by minority interests

  **1992 and 1991 realizations have been restated for comparability

 ***Natural gas included by conversion to crude oil equivalent; production costs exclude all taxes, 1992 and 1991 have been restated for comparability

SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION                          F23
AND PRODUCTION ACTIVITIES


OIL AND GAS EXPLORATION AND PRODUCTION COSTS

The amounts shown for net capitalized costs of consolidated subsidiaries are $3,117 million less at year-end 1993 and $3,426 million less at year-end 1992 than the amounts reported as investments in property, plant and equipment for exploration and production in note 8, page F13. This is due to the exclusion from capitalized costs of certain transportation and research assets and assets relating to the oil sands operations, and to inclusion of accumulated provisions for site restoration costs, all as required in Statement of Financial Accounting Standards No. 19.
    The amounts reported as costs incurred include both capitalized costs and costs charged to expense during the year. Total worldwide costs incurred in 1993 were $4,123 million, down $511 million from 1992, due primarily to lower development costs. 1992 costs were $4,634 million, down $199 million from 1991, due primarily to lower exploration costs.

                                                 Consolidated Subsidiaries
                                  ---------------------------------------------------------
                                                                                                   Non-
                                  United                        Australia                      Consolidated    Total
Capitalized costs                 States     Canada    Europe  and Far East  Other      Total    Interests   Worldwide
- ----------------------------------------------------------------------------------------------------------------------
                                                             (millions of dollars)
As of December 31, 1993
  Property (acreage) costs
   - Proved                       $ 3,576    $3,438    $    22    $  495     $  687    $ 8,218    $    6      $ 8,224
   - Unproved                         561       150         45       248         59      1,063        18        1,081
                                  -------    ------    -------    ------     ------    -------    ------      -------
      Total property costs          4,137     3,588         67       743        746      9,281        24        9,305
  Producing assets                 22,514     3,778     13,375     5,356      1,038     46,061     2,427       48,488
  Support facilities                  371        79        372       505         33      1,360       125        1,485
  Incomplete construction             340       130      1,578       760         77      2,885       136        3,021
                                  -------    ------    -------    ------     ------    -------    ------      -------
      Total capitalized costs      27,362     7,575     15,392     7,364      1,894     59,587     2,712       62,299
  Accumulated depreciation and
   depletion                       14,463     2,855      8,081     3,910      1,132     30,441     1,866       32,307
                                  -------    ------    -------    ------     ------    -------    ------      -------
  Net capitalized costs           $12,899    $4,720    $ 7,311    $3,454     $  762    $29,146    $  846      $29,992
                                  =======    ======    =======    ======     ======    =======    ======      =======
As of December 31, 1992
  Property (acreage) costs
   - Proved                       $ 3,603    $3,688    $    23    $  550     $  689    $ 8,553    $    5      $ 8,558
   - Unproved                         638       224         44       329         14      1,249        13        1,262
                                  -------    ------    -------    ------     ------    -------    ------      -------
      Total property costs          4,241     3,912         67       879        703      9,802        18        9,820
  Producing assets                 20,750     4,116     12,354     4,984      1,052     43,256     2,546       45,802
  Support facilities                  382        58        364       495         31      1,330       133        1,463
  Incomplete construction           2,175        48      2,153       621        131      5,128       130        5,258
                                  -------    ------    -------    ------     ------    -------    ------      -------
      Total capitalized costs      27,548     8,134     14,938     6,979      1,917     59,516     2,827       62,343
  Accumulated depreciation and
   depletion                       14,472     2,859      7,880     3,687      1,164     30,062     1,879       31,941
                                  -------    ------    -------    ------     ------    -------    ------      -------
  Net capitalized costs           $13,076    $5,275    $ 7,058    $3,292     $  753    $29,454    $  948      $30,402
                                  =======    ======    =======    ======     ======    =======    ======      =======

Costs incurred in property acquisitions, exploration and development activities
- ----------------------------------------------------------------------------------------------------------------------
During 1993
  Property acquisition costs
   - Proved                       $    3     $   10        -         -          -      $    13    $    1      $    14
   - Unproved                         12        -      $     2    $    8     $   45         67       -             67
  Exploration costs                  150         41        284       110        176        761       113          874
  Development costs                1,001        207      1,213       576         68      3,065       103        3,168
                                  ------     ------    -------    ------     ------    ------- -  ------      -------
      Total                       $1,166     $  258    $ 1,499    $  694     $  289    $ 3,906    $  217      $ 4,123
                                  ======     ======    =======    ======     ======    =======    ======      =======
During 1992
  Property acquisition costs
   - Proved                       $   27     $    7        -      $    1        -      $    35    $    2      $    37
   - Unproved                          9          4    $     1       -       $   21         35         8           43
  Exploration costs                  178         49        395       131        102        855       112          967
  Development costs                1,209        121      1,453       516         98      3,397       190        3,587
                                  ------     ------    -------    ------     ------    -------    ------      -------
      Total                       $1,423     $  181    $ 1,849    $  648     $  221    $ 4,322    $  312      $ 4,634
                                  ======     ======    =======    ======     ======    =======    ======      =======
During 1991
  Property acquisition costs
   - Proved                       $    3     $    4        -      $    1     $    2    $    10        -       $    10
   - Unproved                         95         10    $     1         6        -          112        -           112
  Exploration costs                  381         89        371       141         99      1,081    $   118       1,199
  Development costs                1,355        196      1,201       488         85      3,325        187       3,512
                                  ------     ------    -------    ------     ------    -------    -------     -------
      Total                       $1,834     $  299    $ 1,573    $  636     $  186    $ 4,528    $   305     $ 4,833
                                  ======     ======    =======    ======     ======    =======    =======     =======

SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION                          F24
AND PRODUCTION ACTIVITIES

OIL AND GAS RESERVES

The following information describes changes during the years and balances of proved oil and gas reserves at year-end 1991, 1992 and 1993.
    The definitions used are in accordance with applicable Securities and Exchange Commission regulations.
    Proved reserves are the estimated quantities of oil and gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves.
    Proved reserves include 100 percent of each majority-owned affiliate's participation in proved reserves and Exxon's ownership percentage of the proved reserves of equity companies, but exclude royalties and quantities due others when produced. Gas reserves exclude the gaseous equivalent of liquids expected to be removed from the gas on leases, at field facilities and at gas processing plants. These liquids are included in net proved reserves of crude oil and natural gas liquids.

                                                                Consolidated Subsidiaries
                                                   ----------------------------------------------------
                                                                                                             Non-
                                                   United                     Australia                  Consolidated    Total
Crude Oil and Natural Gas Liquids                  States   Canada   Europe  and Far East  Other  Total   Interests    Worldwide
- --------------------------------------------------------------------------------------------------------------------------------
                                                                              (millions of barrels)
Net proved developed and undeveloped reserves
  January 1, 1991                                  2,437    1,447    1,499       819       129    6,331      522         6,853
    Revisions                                        208      (12)      69       155        12      432        2           434
    Purchases                                         -        -        -         -         -        -        -             -
    Sales                                             (4)     (26)      -         -         -       (30)      -            (30)
    Improved recovery                                 17       -        -         -         -        17       -             17
    Extensions and discoveries                        16        1       15         7        10       49        1            50
    Production                                      (226)     (87)    (128)     (120)      (23)    (584)     (27)         (611)
                                                   -----    -----    -----      ----       ---    -----      ---         -----
  December 31, 1991                                2,448    1,323    1,455       861       128    6,215      498         6,713
    Revisions                                         47      (10)      51        52        (7)     133       (8)          125
    Purchases                                         -         1        1        -         -         2       -              2
    Sales                                            (11)     (17)      -         -         -       (28)      -            (28)
    Improved recovery                                  5       -        89        -         -        94       -             94
    Extensions and discoveries                       120        5       21        31         1      178        1           179
    Production                                      (216)     (81)    (139)     (122)      (22)    (580)     (27)         (607)
                                                   -----    -----    -----      ----       ---    -----      ---         -----
  December 31, 1992                                2,393    1,221    1,478       822       100    6,014      464         6,478
    Revisions                                        116        2       43        92         5      258       51           309
    Purchases                                         10        4       -         -         -        14       -             14
    Sales                                            (20)     (18)      -         (2)       -       (40)      -            (40)
    Improved recovery                                 16        3       -         -          1       20       -             20
    Extensions and discoveries                        11       -        28        19         2       60        2            62
    Production                                      (202)     (77)    (149)     (123)      (17)    (568)     (25)         (593)
                                                   -----    -----    -----      ----       ---    -----      ---         -----
  December 31, 1993                                2,324    1,135    1,400       808        91    5,758      492         6,250
- --------------------------------------------------------------------------------------------------------------------------------
  Oil sands reserves
    At December 31, 1991                              -       283       -         -         -       283       -            283
    At December 31, 1992                              -       327       -         -         -       327       -            327
    At December 31, 1993                              -       314       -         -         -       314       -            314
  Worldwide net proved developed and undeveloped
   reserves (including oil sands)
    At December 31, 1991                           2,448    1,606    1,455       861       128    6,498      498         6,996
    At December 31, 1992                           2,393    1,548    1,478       822       100    6,341      464         6,805
    At December 31, 1993                           2,324    1,449    1,400       808        91    6,072      492         6,564
================================================================================================================================
  Developed reserves, included above
   (excluding oil sands)
    At December 31, 1991                           2,010      736      834       609        94    4,283      459         4,742
    At December 31, 1992                           1,865      625      853       619        73    4,035      434         4,469
    At December 31, 1993                           1,821      524      859       624        81    3,909      458         4,367

SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION                          F25
AND PRODUCTION ACTIVITIES

    Net proved developed reserves are those volumes which are expected to be recovered through existing wells with existing equipment and operating methods. Undeveloped reserves are those volumes which are expected to be recovered as a result of future investments to drill new wells, to recomplete existing wells and/or to install facilities to collect and deliver the production from existing and future wells.
    Reserves attributable to certain oil and gas discoveries were not considered proved as of year-end 1993 due to geological, technological or economic uncertainties and therefore are not included in the tabulation.
    Crude oil and natural gas liquids and natural gas production quantities shown are the net volumes withdrawn from Exxon's oil and gas reserves. The natural gas quantities differ from the quantities of gas delivered for sale by the producing function as reported on page F27 due to volumes consumed or flared and inventory changes. Such quantities amounted to approximately 231 billion cubic feet in 1991, 203 billion cubic feet in 1992 and 213 billion cubic feet in 1993.

                                                           Consolidated Subsidiaries
                                           -----------------------------------------------------------
                                                                                                            Non-
                                           United                          Australia                   Consolidated   Total
Natural Gas                                States     Canada     Europe  and Far East  Other    Total    Interests  Worldwide
- -----------------------------------------------------------------------------------------------------------------------------
                                                                   (billions of cubic feet)
Net proved developed and undeveloped
 reserves
  January 1, 1991                            9,542      3,828     6,562      4,851      141     24,924     17,975     42,899
    Revisions                                1,041        (18)       48        617      (30)     1,658         62      1,720
    Purchases                                  -          -         -          -        -          -          -          -
    Sales                                      (30)      (251)      -          -        -         (281)       -         (281)
    Improved recovery                            2        -         -          -        -            2        -            2
    Extensions and discoveries                 282         38       262         52      -          634         62        696
    Production                                (682)      (201)     (417)      (175)     (28)    (1,503)      (734)    (2,237)
                                            ------      -----     -----      -----      ---     ------     ------     ------
  December 31, 1991                         10,155      3,396     6,455      5,345       83     25,434     17,365     42,799
    Revisions                                  149       (350)      207       (378)     (43)      (415)      (133)      (548)
    Purchases                                  -          -         -          -        -          -          -          -
    Sales                                      (50)      (227)      -          -        -         (277)       -         (277)
    Improved recovery                           24          1       465        -        -          490        -          490
    Extensions and discoveries                 103        -         564        379        4      1,050        174      1,224
    Production                                (649)      (169)     (440)      (236)     (23)    (1,517)      (758)    (2,275)
                                            ------      -----     -----      -----      ---     ------     ------     ------
  December 31, 1992                          9,732      2,651     7,251      5,110       21     24,765     16,648     41,413
    Revisions                                  131         13       253        601      100      1,098        230      1,328
    Purchases                                   54         39       -          -        -           93        -           93
    Sales                                      (57)       (90)      -           (1)     -         (148)       -         (148)
    Improved recovery                           17          4       -          -        -           21        -           21
    Extensions and discoveries                 350         76       258        886      -        1,570        313      1,883
    Production                                (697)      (188)     (413)      (276)      (9)    (1,583)      (756)    (2,339)
                                            ------      -----     -----      -----      ---     ------     ------     ------
  December 31, 1993                          9,530      2,505     7,349      6,320      112     25,816     16,435     42,251
- -----------------------------------------------------------------------------------------------------------------------------
Worldwide net proved developed and
 undeveloped reserves
  At December 31, 1991                      10,155      3,396     6,455      5,345       83     25,434     17,365     42,799
  At December 31, 1992                       9,732      2,651     7,251      5,110       21     24,765     16,648     41,413
  At December 31, 1993                       9,530      2,505     7,349      6,320      112     25,816     16,435     42,251
=============================================================================================================================
Developed reserves, included above
  At December 31, 1991                       7,816      2,959     4,018      2,895       74     17,762      8,779     26,541
  At December 31, 1992                       7,632      2,252     3,836      3,315       16     17,051      8,421     25,472
  At December 31, 1993                       7,935      2,022     4,098      4,009      112     18,176      8,067     26,243

SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION                         F26
AND PRODUCTION ACTIVITIES

STANDARDIZED MEASURE OF DISCOUNTED FUTURE CASH FLOWS

As required by the Financial Accounting Standards Board, the standardized measure of discounted future net cash flows is computed by applying year-end prices and costs, and a discount factor of 10 percent, to net proved reserves. The corporation believes that the standardized measure is not meaningful and may be misleading.

                                                               Consolidated Subsidiaries
                                             --------------------------------------------------------------
                                                                                                               Non-
                                             United                         Australia                       Consolidated    Total
                                             States    Canada     Europe   and Far East   Other     Total    Interests*   Worldwide
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                           (millions of dollars)
As of December 31, 1991
  Future cash inflows from sales of oil
   and gas                                  $44,929    $15,782    $44,202    $22,836      $2,141   $129,890    $60,690    $190,580
  Future production and development costs    27,046      9,414     24,373     12,277         982     74,092     33,885     107,977
  Future income tax expenses                  4,967      2,595      8,528      3,999         543     20,632     11,033      31,665
                                            -------    -------    -------    -------      ------   --------    -------    --------
  Future net cash flows                      12,916      3,773     11,301      6,560         616     35,166     15,772      50,938
  Effect of discounting net cash flows
   at 10%                                     7,348      2,036      4,788      2,876         163     17,211     10,452      27,663
                                            -------    -------    -------    -------      ------   --------    -------    --------
  Discounted future net cash flows          $ 5,568    $ 1,737    $ 6,513    $ 3,684      $  453   $ 17,955    $ 5,320    $ 23,275
                                            =======    =======    =======    =======      ======   ========    =======    ========
As of December 31, 1992
  Future cash inflows from sales of oil
   and gas                                  $48,897    $15,496    $41,248    $19,680      $1,814   $127,135    $54,722    $181,857
  Future production and development costs    24,681      7,704     19,965     10,941         781     64,072     28,056      92,128
  Future income tax expenses                  7,334      3,183      7,987      3,464         476     22,444     10,995      33,439
                                            -------    -------    -------    -------      ------   --------    -------    --------
  Future net cash flows                      16,882      4,609     13,296      5,275         557     40,619     15,671      56,290
  Effect of discounting net cash flows
    at 10%                                    8,175      2,351      5,767      2,157         157     18,607      9,738      28,345
                                            -------    -------    -------    -------      ------   --------    -------    --------
  Discounted future net cash flows          $ 8,707    $ 2,258    $ 7,529    $ 3,118      $  400   $ 22,012    $ 5,933    $ 27,945
                                            =======    =======    =======    =======      ======   ========    =======    ========
As of December 31, 1993
  Future cash inflows from sales of oil
   and gas                                  $38,261    $11,816    $33,639    $18,190      $1,234   $103,140    $49,276    $152,416
  Future production and development costs    19,980      6,677     18,295     11,287         593     56,832     25,954      82,786
  Future income tax expenses                  4,566      2,016      5,467      2,515         345     14,909      9,098      24,007
                                            -------    -------    -------    -------      ------   --------    -------    --------
  Future net cash flows                      13,715      3,123      9,877      4,388         296     31,399     14,224      45,623
  Effect of discounting net cash flows
    at 10%                                    6,695      1,552      4,387      1,951          79     14,664      9,098      23,762
                                            -------    -------    -------    -------      ------   --------    -------    --------
  Discounted future net cash flows          $ 7,020    $ 1,571    $ 5,490    $ 2,437      $  217   $ 16,735    $ 5,126    $ 21,861
                                            =======    =======    =======    =======      ======   ========    =======    ========

- ---------------------------------------------------------------------------------------------------------------------------------
CHANGE IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING
TO PROVED OIL AND GAS RESERVES

Consolidated Subsidiaries                                                                        1993         1992       1991
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                                                     (millions of dollars)
Value of reserves added during the year due to extensions, discoveries, improved recovery
 and net purchases less related costs                                                            $    527    $ 1,452    $    586
Changes in value of previous-year reserves due to:
  Sales and transfers of oil and gas produced during the year, net of production (lifting) costs   (6,975)     (7,765)    (7,696)
  Development costs incurred during the year                                                        2,947       3,305      3,306
  Net change in prices, lifting and development costs                                             (10,229)      5,185    (29,877)
  Revisions of previous reserves estimates                                                          1,137         580      2,516
  Accretion of discount                                                                             2,817       2,588      4,417
Net change in income taxes                                                                          4,499      (1,288)    13,041
                                                                                                 --------     -------   --------
    Total change in the standardized measure during the year                                     $ (5,277)    $ 4,057   $(13,707)
                                                                                                 ========     =======   ========

*1992 and 1991 future cash inflows and future production and development costs for non-consolidated interests have been restated for comparability

OPERATING SUMMARY                                                            F27

                                           1993    1992    1991    1990    1989    1988    1987    1986    1985    1984    1983
- --------------------------------------------------------------------------------------------------------------------------------
                                                                      (thousands of barrels daily)
Production of crude oil and natural gas
 liquids
  Net production
    United States                            553     591     619     640     693     760     756     761     768     778     781
    Canada                                   210     223     237     260     269     206     188     164     116      93      90
    Europe                                   408     381     349     298     338     429     441     458     417     412     370
    Australia and Far East                   337     334     329     315     309     326     326     304     330     310     267
    Other                                     46      59      65      89      92      85      35      27      21      20      19
                                           -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
      Total consolidated subsidiaries      1,554   1,588   1,599   1,602   1,701   1,806   1,746   1,714   1,652   1,613   1,527
  Proportional interest in production of
    non-consolidated interests                69      72      75      71      66      75      55      50      39      44      57
  Oil sands production - Canada               44      45      41      39      37      38      34      32      29      21      23
                                           -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
  Worldwide                                1,667   1,705   1,715   1,712   1,804   1,919   1,835   1,796   1,720   1,678   1,607
                                           =====   =====   =====   =====   =====   =====   =====   =====   =====   =====   =====
Refinery crude oil runs
  United States                              841     911     937     868     999     968   1,026   1,080   1,054   1,021     958
  Canada                                     408     391     432     489     487     350     351     332     344     365     378
  Europe                                   1,389   1,387   1,401   1,327   1,257   1,200   1,116   1,112   1,003   1,111   1,135
  Australia and Far East                     515     507     464     498     463     430     397     415     399     424     449
  Other                                      116     107      99      94      93      94      91      93     103     299     346
                                           -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
  Worldwide                                3,269   3,303   3,333   3,276   3,299   3,042   2,981   3,032   2,903   3,220   3,266
                                           =====   =====   =====   =====   =====   =====   =====   =====   =====   =====   =====
Petroleum product sales
  Aviation fuels                             379     376     372     382     382     344     338     317     326     312     316
  Gasoline, naphthas                       1,818   1,822   1,821   1,742   1,708   1,572   1,488   1,461   1,423   1,404   1,369
  Home heating oils, kerosene, diesel oils 1,569   1,557   1,561   1,491   1,498   1,424   1,344   1,365   1,367   1,372   1,302
  Heavy fuels                                558     546     535     543     507     466     419     463     561     709     705
  Specialty products                         601     608     580     597     625     590     539     519     489     478     475
                                           -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
      Total                                4,925   4,909   4,869   4,755   4,720   4,396   4,128   4,125   4,166   4,275   4,167
                                           =====   =====   =====   =====   =====   =====   =====   =====   =====   =====   =====
  United States                            1,152   1,203   1,210   1,109   1,147   1,113   1,057   1,106   1,123   1,149   1,146
  Canada                                     517     513     527     597     625     433     430     396     404     407     393
  Europe                                   1,872   1,847   1,863   1,796   1,718   1,680   1,634   1,636   1,629   1,684   1,566
  Other                                    1,384   1,346   1,269   1,253   1,230   1,170   1,007     987   1,010   1,035   1,062
                                           -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
  Worldwide                                4,925   4,909   4,869   4,755   4,720   4,396   4,128   4,125   4,166   4,275   4,167
                                           =====   =====   =====   =====   =====   =====   =====   =====   =====   =====   =====

                                                                     (millions of cubic feet daily)
Natural gas production available for
 sale
  Net production
    United States                          1,764   1,607   1,655   1,778   1,827   1,805   1,698   1,919   2,085   2,485   2,345
    Canada                                   328     326     355     397     389     189     128     142     141     168     181
    Europe                                 1,009   1,071   1,033     977   1,068   1,225   1,179   1,058   1,086   1,069     851
    Australia and Far East                   659     557     391     349     356     314     289     246     231     215     225
    Other                                      6      54      66      64      59      59      62      55      70      70      70
                                           -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
      Total consolidated subsidiaries      3,766   3,615   3,500   3,565   3,699   3,592   3,356   3,420   3,613   4,007   3,672
  Proportional interest in production of
   non-consolidated interests              2,059   2,046   1,997   1,753   1,686   1,600   1,871   1,909   2,048   1,911   1,956
                                           -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
  Worldwide                                5,825   5,661   5,497   5,318   5,385   5,192   5,227   5,329   5,661   5,918   5,628
                                           =====   =====   =====   =====   =====   =====   =====   =====   =====   =====   =====

                                                               (millions of deadweight tons, daily average)
Tanker capacity, owned and chartered         6.5     7.1     7.2     8.4     8.8     9.0     9.2    10.2    12.7    13.5    15.8
                                           =====   =====   =====   =====   =====   =====   =====   =====   =====   =====   =====

Operating statistics include 100 percent of operations of majority-owned subsidiaries; for other companies, gas, crude production and petroleum product sales include Exxon's ownership percentage, and crude runs include quantities processed for Exxon. Net production excludes royalties and quantities due others when produced, whether payment is made in kind or cash.

DIRECTORS, OFFICERS, REGIONAL AND OPERATING ORGANIZATIONS                   F28

DIRECTORS
- -------------------------------------------------------------------------------
Randolph W. Bromery......President, Springfield College, Springfield,
                         Massachusetts; Commonwealth Professor, Emeritus, University of Massachusetts at Amherst; President, Geoscience Engineering Corporation [geological and geophysical services]

D. Wayne Calloway........Chairman of the Board and Chief Executive Officer,
                         PepsiCo, Inc. [beverages, snack foods, and restaurants]

Jess Hay.................Chairman of the Board and Chief Executive Officer,
                         Lomas Financial Corporation [mortgage banking and other financial services]

William R. Howell........Chairman of the Board and Chief Executive Officer, J.C.
                         Penney Company, Inc. [department stores and catalog chain]

Lord Laing of Dunphail...Life President, United Biscuits (Holdings) plc [food and confectionary products]

Philip E. Lippincott.....Chairman and Chief Executive Officer, Scott Paper
                         Company [sanitary paper, printing and publishing papers, and forestry operations]

Marilyn Carlson Nelson...Director and Vice Chairman, Carlson Holdings Inc.
                         [travel, hotels, restaurants, and marketing services]

Lee R. Raymond...........Chairman of the Board and Chief Executive Officer

Charles R. Sitter........President

John H. Steele...........President Emeritus, Corporation of Woods Hole
                         Oceanographic Institution

Robert E. Wilhelm........Senior Vice President

Joseph D. Williams.......Retired Chairman of the Board and Chief Executive
                         Officer, Warner-Lambert Company [pharmaceuticals and consumer health products]

STANDING COMMITTEES OF THE BOARD
- -------------------------------------------------------------------------------

Audit Committee..........D.W. Calloway (Chairman), W.R. Howell, Lord Laing of
                         Dunphail, M.C. Nelson, J.D. Williams

Board Advisory Committee
on Contributions.........C.R. Sitter (Chairman), J. Hay, P.E. Lippincott, M.C.
                         Nelson, R.E. Wilhelm

Board Compensation
Committee................W.R. Howell (Chairman), P.E. Lippincott (Vice
                         Chairman), D.W. Calloway, J. Hay

Nominating Committee.....R.W. Bromery (Chairman), Lord Laing of Dunphail, P.E.
                         Lippincott, M.C. Nelson, J.H. Steele, J.D. Williams

Public Issues Committee..J.D. Williams (Chairman), R.W. Bromery (Vice Chairman),
                         Lord Laing of Dunphail, C.R. Sitter, J.H. Steele, R.E. Wilhelm

Executive Committee......L.R. Raymond (Chairman), C.R. Sitter (Vice Chairman),
                         R.W. Bromery, J. Hay, W.R. Howell

Finance Committee........L.R. Raymond (Chairman), C.R. Sitter (Vice Chairman)

EXECUTIVE OFFICERS
- -------------------------------------------------------------------------------

L.R. Raymond.............Chairman of the Board and Chief Executive Officer

C.R. Sitter..............President

C.M. Harrison............Senior Vice President

E.J. Hess................Senior Vice President

R.E. Wilhelm.............Senior Vice President

D.L. Baird, Jr...........Secretary

E.R. Cattarulla..........Vice President--Public Affairs

W.B. Cook................Vice President and Controller

R. Dahan.................Vice President

S.F. Goldmann............General Manager--Corporate Planning

G.L. Graves..............Vice President--Environment and Safety

R.P. Larkins.............Vice President

H.J. Longwell............Vice President

T.J. McDonagh, M.D. .....Vice President--Medicine and Occupational Health

R.B. Nesbitt.............Vice President

W.D. O'Brien.............Vice President and General Tax Counsel

C.K. Roberts.............Vice President and General Counsel

E.A. Robinson............Vice President and Treasurer

D.S. Sanders.............Vice President--Human Resources

D.E. Smiley..............Vice President--Washington Office

J.L. Thompson............Vice President

T.P. Townsend............Vice President--Investor Relations

CHIEF EXECUTIVES, REGIONAL AND OPERATING ORGANIZATIONS
- -------------------------------------------------------------------------------

DIVISIONS OF EXXON CORPORATION

R. Dahan.................President, Exxon Company, International

R.P. Larkins.............President, Exxon Coal and Minerals Company

H.J. Longwell............President, Exxon Company, U.S.A.

R.B. Nesbitt.............President, Exxon Chemical Company

J.L. Thompson............President, Exxon Exploration Company

AFFILIATED COMPANIES

C.M. Eidt, Jr. ..........President, Exxon Research and Engineering Company

D. Mendell, III..........President, Exxon Production Research Company

R.B. Peterson............Chairman of the Board, Imperial Oil Limited