Form 10-K, Exhibit 13
period 1994-12-31
EXXON CORP
filed 1995-03-10
CIK 34088

                                                                      EXHIBIT 13


Financial Section                                                             F1

                                                                            Page
- --------------------------------------------------------------------------------

Business Profile......(NOT INCLUDED IN ELECTRONIC FILING)..................   F2
Financial Review
  Financial Summary........................................................   F3
  Management's Discussion and Analysis of Financial Condition and
   Results of Operations...................................................F4-F7

Consolidated Financial Statements
  Balance Sheet............................................................   F8
  Statement of Income......................................................   F9
  Statement of Shareholders' Equity........................................   F9
  Statement of Cash Flows..................................................  F10

Report of Independent Accountants..........................................  F11

Notes to Consolidated Financial Statements...............................F11-F20
  1. Summary of Accounting Policies .......................................  F11
  2. Accounting Changes....................................................  F12
  3. Miscellaneous Financial Information...................................  F12
  4. Cash Flow Information.................................................  F12
  5. Additional Working Capital Data.......................................  F12
  6. Investments and Advances..............................................  F13
  7. Equity Company Information............................................  F13
  8. Investment in Property, Plant and Equipment...........................  F13
  9. Leased Facilities.....................................................  F14
 10. Capital...............................................................  F14
 11. Leveraged Employee Stock Ownership Plan...............................  F14
 12. Long-Term Debt........................................................  F14
 13. Fair Value of Financial Instruments...................................  F15
 14. Interest Rate Swap, Currency Exchange and Commodity Contracts.........  F15
 15. Annuity Benefits......................................................  F15
 16. Other Postretirement Benefits.........................................  F16
 17. Incentive Program.....................................................  F17
 18. Litigation and Other Contingencies....................................  F18
 19. Income, Excise and Other Taxes........................................  F19
 20. Distribution of Earnings and Assets...................................  F20

Quarterly Information......................................................  F21

Supplemental Information on Oil and Gas Exploration and
 Production Activities...................................................F22-F26

Operating Summary..........................................................  F27

FINANCIAL SUMMARY                                                            F3

                                                                            1994         1993       1992       1991       1990
- --------------------------------------------------------------------------------------------------------------------------------
                                                                              (millions of dollars, except per share amounts)
Sales and other operating revenue
  Petroleum and natural gas                                               $100,409     98,808     104,282     103,752    104,102
  Chemicals                                                                  9,544      8,641       9,131       9,171      9,591
  Other and eliminations                                                     2,175      2,083       2,259       2,145      2,101
                                                                          --------    -------     -------     -------    -------
      Total sales and other operating revenue                              112,128    109,532     115,672     115,068    115,794
Earnings from equity interests and other revenue                             1,776      1,679       1,434       1,424      1,146
                                                                          --------    -------     -------     -------    -------
Revenue                                                                   $113,904    111,211     117,106     116,492    116,940
                                                                          ========    =======     =======     =======    =======
Earnings
  Petroleum and natural gas
    Exploration and production                                            $  2,782      3,313       3,374       3,128      4,038
    Refining and marketing                                                   1,389      2,015       1,574       2,555      1,315
                                                                          --------    -------     -------     -------    -------
      Total petroleum and natural gas                                        4,171      5,328       4,948       5,683      5,353
  Chemicals                                                                    954        411         451         512        522
  Other operations                                                             409        138         254         224        244
  Corporate and financing                                                     (434)      (597)       (843)       (819)    (1,109)
                                                                          --------    -------     -------     -------    -------
Earnings before cumulative effect of accounting changes                      5,100      5,280       4,810       5,600      5,010
  Cumulative effect of accounting changes                                        -          -         (40)          -          -
                                                                          --------    -------     -------     -------    -------
Net income                                                                $  5,100      5,280       4,770       5,600      5,010
                                                                          ========    =======     =======     =======    =======
Net income per common share                                               $   4.07       4.21        3.79        4.45       3.96
  -- before cumulative effect of accounting changes                       $   4.07       4.21        3.82        4.45       3.96
Cash dividends per common share                                           $   2.91       2.88        2.83        2.68       2.47

Net income to average shareholders' equity (percent)                          14.1       15.4        13.9        16.5      15.8
Net income to total revenue (percent)                                          4.5        4.7         4.1         4.8       4.3

Working capital                                                           $ (3,033)    (3,731)     (3,239)     (3,842)   (5,689)
Ratio of current assets to current liabilities                                0.84       0.80        0.84        0.82      0.76

Total additions to property, plant and equipment                          $  6,568      6,919       7,138       7,262     6,474
Property, plant and equipment, less allowances                            $ 63,425     61,962      61,799      63,864    62,688
Total assets                                                              $ 87,862     84,145      85,030      87,560    87,707

Exploration expenses, including dry holes                                 $    666        648         808         914       957
Research and development costs                                            $    558        593         624         679       637

Long-term debt                                                            $  8,831      8,506       8,637       8,582     7,687
Total debt                                                                $ 12,689     12,615      13,424      13,042    13,777
Fixed charge coverage ratio                                                    7.0        7.4         6.6         7.0       6.0
Debt to capital (percent)                                                     24.3       25.3        26.8        25.6      27.7

Shareholders' equity at year-end                                          $ 37,415     34,792      33,776      34,927    33,055
Shareholders' equity per common share                                     $  30.13      28.02       27.20       28.12     26.54
Average number of common shares outstanding (millions)                       1,242      1,242       1,242       1,244     1,248
Number of registered shareholders at year-end (thousands)                      608        622         629         616       639

Wages, salaries and employee benefits                                      $ 5,881      5,916       5,985       6,081     5,881
Number of employees at year-end (thousands)                                     86         91          95         101       104

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS                                                                   F4


REVIEW OF 1994 RESULTS

Net income of $5,100 million in 1994 compared with $5,280 million in 1993. Liquids production, refinery throughput and sales of natural gas, petroleum products, chemicals, coal and copper were all above levels achieved in 1993. Chemicals earnings more than doubled from a year ago and minerals moved into a substantial net profit position. Results in 1994 included $489 million from asset sales and tax related special credits ($423 million for the fourth quarter), while 1993 included $676 million of such credits ($113 million for the fourth quarter).

     Revenue for 1994 totaled $114 billion, up 2 percent from 1993, and the cost of crude and product purchases increased 1 percent.

     The combined total of operating costs (including operating, selling, general, administrative, exploration, depreciation and depletion expenses) was 2 percent higher than 1993 as a result of growth in production and sales volumes and a general weakening of the U.S. dollar. Worldwide unit operating costs in 1994 were lower. Interest expense in 1994 was 14 percent higher than in 1993 reflecting higher interest rates.

Exploration and Production

As a result of a decline in worldwide crude prices in 1994, Exxon's average crude realization was down by more than $1.30 per barrel from 1993. Worldwide liquids production of 1,709 kbd (thousand barrels per day) was up from 1,667 kbd in 1993, principally as a result of record production from the North Sea and increased production from new developments in the U.S. Despite unseasonably warm temperatures in both the U.S. and Europe during the fourth quarter, worldwide natural gas production in 1994 of 5,978 mcfd (million cubic feet per day) rose by 153 mcfd versus 1993, with the growth coming mainly from new developments in the U.S. and Malaysia. Earnings from U.S. exploration and production operations were $852 million, compared with $935 million in 1993. Outside the U.S., earnings from exploration and production operations were $1,930 million, versus $2,378 million in 1993. This reduction was due primarily to lower crude prices, lower European gas sales, foreign exchange effects and lower special credits from asset sales and tax rate changes.

Refining and Marketing

Refining and marketing earnings were lower in 1994 than in 1993 due to much weaker industry refining margins and a significant increase in scheduled refining maintenance activities. However, Exxon's worldwide petroleum product sales of 5,028 kbd were up from 4,925 kbd in 1993, with increases in clean product sales in most major markets. Also, earnings benefited from record sales and earnings in the lubes and specialties product lines. U.S. refining and marketing earnings were $243 million, compared with $465 million in 1993. Earnings from refining and marketing operations outside the U.S. were $1,146 million, versus $1,550 million in 1993.

Chemicals

Earnings from worldwide chemical operations totaled $954 million, more than double the earnings level of 1993, as the recovery in the worldwide chemical industry gained momentum throughout the year. Industry margins, driven by increased demand and tight industry supplies, were up sharply. In 1994, Exxon achieved record sales volumes of 13,192 thousand metric tons, up 5 percent versus the prior year.

Other Operations

Earnings from other operating segments totaled $409 million, up from $138 million in 1993. Power earnings increased reflecting returns on a higher asset base. Coal production increased, copper production was at a record level and copper prices were much improved. Results also included significant credits from asset sales.

Corporate and Financing

Corporate and financing charges of $434 million in 1994 compared with $597 million in 1993 as tax related credits in 1994 exceeded similar credits in 1993.

REVIEW OF 1993 RESULTS

Net income of $5,280 million in 1993 was up 11 percent from $4,770 million earned in 1992. Improved petroleum product margins and lower operating expenses more than offset the decline in crude prices. Net income in 1993 included credits of $676 million ($113 million for the fourth quarter) from asset dispositions, tax rate changes and other special items, while the prior year included $331 million of such credits ($18 million for the fourth quarter).

     Both revenues and purchase costs declined 5 percent reflecting the weakness in crude and product prices.

     The combined total of operating costs (including operating, selling, general, administrative, exploration, depreciation and depletion expenses) declined by over $750 million, excluding the effects of the stronger U.S. dollar, reflecting ongoing efficiency initiatives.

     Interest expense was 13 percent lower than in 1992 generally as a result of lower interest rates and the favorable effects of foreign exchange.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS                                                                   F5


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

     Worldwide crude production of 1,667 kbd in 1993 compared with 1,705 kbd in 1992, as normal field declines and property divestments in North America offset increased production from operations outside North America, primarily the North Sea. Natural gas production of 5,825 mcfd was up 164 mcfd from 1992 largely due to improved market conditions in North America and production from new developments in the U.S. and Malaysia.

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

SITE RESTORATION AND OTHER ENVIRONMENTAL COSTS

Over the years the corporation has accrued provisions for estimated site restoration costs to be incurred at the end of the operating life of certain of its facilities and properties. In addition, the corporation accrues provisions for environmental liabilities in the many countries in which it does business when it is probable that obligations have been incurred and the amounts can be reasonably estimated. This policy applies to assets or businesses currently owned or previously disposed. The corporation has accrued provisions for probable environmental remediation obligations at various sites, including multi-party sites where Exxon has been identified as one of the potentially responsible parties by the U.S. Environmental Protection Agency. The involvement of other financially responsible companies at these multi-party sites mitigates Exxon's actual joint and several liability exposure. At present, no individual site is expected to have losses material to Exxon's operations, financial condition or liquidity.

     At the end of 1994, accumulated site restoration and environmental provisions amounted to $2.5 billion, including charges made against income of $160 million in 1994, $331 million in 1993 and $256 million in 1992. Exxon believes that any cost in excess of the amounts already provided for in the financial statements would not have a materially adverse effect upon the corporation's operations, financial condition or liquidity.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS                                                                    F6

     In 1994, the corporation spent $1,877 million (of which $603 million were capital expenditures) on environmental conservation projects and expenses worldwide, mostly dealing with air and water conservation. Total expenditures for such activities are expected to be about $1.9 billion in 1995 and 1996 (with capital expenditures in each year representing about 35 percent of the total).

TAXES

Income, excise and other taxes and duties totaled $36.3 billion in 1994, an increase of $2.1 billion, or 6 percent. Income tax expense, both current and deferred, was $2.7 billion compared to $2.8 billion in 1993, reflecting lower pre-tax income in 1994. The effective income tax rate stayed the same at 38.5 percent. Excise taxes and other taxes and duties were $2.2 billion higher reflecting increased sales and higher tax rates during 1994.

     Income, excise and other taxes and duties totaled $34.2 billion in 1993, a decline of $2.3 billion, or 6 percent. Income tax expense, both current and deferred, was $2.8 billion compared to $2.5 billion in 1992, reflecting higher pre-tax income in 1993. The effective income tax rate stayed about constant at 38.5 percent. Excise taxes and other taxes and duties were $2.6 billion lower reflecting the stronger dollar during 1993.

LIQUIDITY AND CAPITAL RESOURCES

In 1994, cash provided by operating activities totaled $9.9 billion, down
$1.7 billion from 1993. Major sources of funds were net income of $5.1 billion and non-cash provisions of $5.0 billion for depreciation and depletion.

     Cash used in investing activities totaled $5.4 billion, down from $6.1 billion in 1993, as a result of lower additions to property, plant and equipment and increased proceeds from asset dispositions.

     Cash used in financing activities was $4.2 billion. Dividend payments on common shares were increased from $2.88 per share to $2.91 per share and totaled $3.7 billion, a payout of 71 percent.

     Net working capital increased by $0.7 billion to a negative $3.0 billion, with a $0.3 billion reduction in short-term debt a primary factor. Consolidated debt increased $0.1 billion to $12.7 billion. Shareholders' equity increased by $2.6 billion to $37.4 billion, resulting in a decline in the ratio of debt to capital to 24 percent in 1994 compared to 25 percent in 1993.

     As discussed in note 14 to the consolidated financial statements, the corporation's financial derivative activities are limited to simple risk management strategies. The corporation does not trade in financial derivatives nor does it use financial derivatives with leveraged features. The corporation's derivative activities pose no material credit or market risks to Exxon's operations, financial condition or liquidity.

     As discussed in note 18 to the consolidated financial statements, a number of lawsuits, including class actions, have been brought in various courts against Exxon Corporation and certain of its subsidiaries relating to the accidental release of crude oil from the grounding of the tanker Exxon Valdez in 1989. During 1994, a Federal District Court jury in Anchorage, Alaska, returned compensatory and punitive damage verdicts in the civil litigation resulting from the grounding. The District Court has denied the corporation's motions to overturn or reduce the punitive verdict, and the corporation plans to appeal this verdict following entry of a final judgment by the District Court. The corporation believes that this $5 billion verdict is unjustified and should be set aside or substantially reduced by appellate courts. The compensatory award is subject to a number of adjustments by the District Court, and is subject to appeal. Since it is impossible to estimate what the ultimate earnings impact will be, no charge was taken in 1994 related to these verdicts.

     The U.S. Tax Court has decided the issue with respect to the pricing of crude oil purchased from Saudi Arabia for the years 1979 to 1981 in favor of the corporation. This decision is subject to appeal. Ultimate resolution of this issue and several other issues, notably a settlement of gas lifting imbalances in the common border area between the Netherlands and Germany, is not expected to have a materially adverse effect upon the corporation's operations, financial condition or liquidity.

     There are no events or uncertainties known to management beyond those already included in reported financial information that would indicate a material change in future operating results or future financial condition.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS                                                                   F7

CAPITAL AND EXPLORATION EXPENDITURES

Capital and exploration expenditures in 1994 were $7.8 billion compared to $8.2 billion in 1993.

     Exploration and production spending totaled $4.0 billion in 1994, down 12 percent from $4.6 billion in 1993, reflecting the completion of major projects in the Gulf of Mexico, offshore California and Alaska.

     Capital investments in refining and marketing and chemicals totaled
$2.2 billion and $0.6 billion, respectively, essentially the same as in 1993.

     Investments in Hong Kong Power increased 33 percent in 1994 to $0.6 billion, as construction activity continued at the Black Point power station project.

     Capital and exploration expenditures in the U.S. totaled $2.0 billion in 1994, down $0.4 billion on the completion in 1993 of several major production projects. Spending outside the U.S. of $5.8 billion was essentially the same as in 1993. Total capital and exploration expenditures in 1995 should exceed the 1994 level as Exxon maintains its focus on profitable growth opportunities.

     Firm commitments related to capital projects underway at year-end 1994 totaled approximately $2.4 billion, with the largest single commitment being $0.9 billion associated with the Hong Kong Power Black Point project. Similar commitments were $3.3 billion at the end of 1993. The corporation expects to fund the majority of these commitments through internally generated funds.

- --------------------------------------------------------------------------------

++++++      ++++++              ++++++      ++++++            ++++++      ++++++
+                +              +                +            +                +
+                +              +                +            +                +
+                +              +                +            +                +
+                +              +                +            +                +
+                +              +                +            +                +
++++++      ++++++              ++++++      ++++++            ++++++      ++++++

CONSOLIDATED BALANCE SHEET                                                   F8


                                                                                              Dec. 31         Dec. 31
                                                                                                1994            1993
- ---------------------------------------------------------------------------------------------------------------------
                                                                                             (millions of dollars)
Assets
  Current assets
     Cash and cash equivalents                                                              $  1,157          $   983
     Other marketable securities                                                                 618              669
     Notes and accounts receivable, less estimated doubtful amounts                            8,073            6,860
     Inventories
       Crude oil, products and merchandise                                                     4,717            4,616
       Materials and supplies                                                                    824              856
     Prepaid taxes and expenses                                                                1,071              875
                                                                                             -------          -------
       Total current assets                                                                   16,460           14,859
  Investments and advances                                                                     5,394            4,790
  Property, plant and equipment, at cost, less accumulated depreciation and depletion         63,425           61,962
  Other assets, including intangibles, net                                                     2,583            2,534
                                                                                             -------          -------
       Total assets                                                                          $87,862          $84,145
                                                                                             =======          =======

Liabilities
  Current liabilities
     Notes and loans payable                                                                 $ 3,858          $ 4,109
     Accounts payable and accrued liabilities                                                 13,391           12,122
     Income taxes payable                                                                      2,244            2,359
                                                                                             -------          -------
       Total current liabilities                                                              19,493           18,590
  Long-term debt                                                                               8,831            8,506
  Annuity reserves and accrued liabilities                                                     7,792            8,153
  Deferred income tax liabilities                                                             11,435           10,939
  Deferred credits                                                                               728              770
  Equity of minority and preferred shareholders in affiliated companies                        2,168            2,395
                                                                                             -------          -------
       Total liabilities                                                                      50,447           49,353

Shareholders' Equity
  Preferred stock without par value (authorized 200 million shares)                              554              668
  Guaranteed LESOP obligation                                                                   (613)            (716)
  Common stock without par value (authorized 2 billion shares, 1,813 million issued)           2,822            2,822
  Earnings reinvested                                                                         50,821           49,365
  Cumulative foreign exchange translation adjustment                                             848             (370)
  Common stock held in treasury, at cost (571 million shares in 1994 and 1993)               (17,017)         (16,977)
                                                                                             -------          -------
       Total shareholders' equity                                                             37,415           34,792
                                                                                             -------          -------
       Total liabilities and shareholders' equity                                            $87,862          $84,145
                                                                                             =======          =======

The information on pages F11 through F20 is an integral part of these statements.

CONSOLIDATED STATEMENT OF INCOME                                             F9

                                                                         1994       1993       1992
- -----------------------------------------------------------------------------------------------------
                                                                          (millions of dollars)
Revenue
  Sales and other operating revenue, including excise taxes            $112,128   $109,532   $115,672
  Earnings from equity interests and other revenue, including
    $112 million in 1992 from gain on sale of non-U.S. investment         1,776      1,679      1,434
                                                                       --------   --------   --------
    Total revenue                                                       113,904    111,211    117,106
                                                                       --------   --------   --------
Costs and other deductions
  Crude oil and product purchases                                        46,430     46,124     48,552
  Operating expenses                                                     12,128     12,111     12,927
  Selling, general and administrative expenses                            7,226      7,009      7,432
  Depreciation and depletion                                              5,015      4,884      5,044
  Exploration expenses, including dry holes                                 666        648        808
  Interest expense                                                          773        681        784
  Excise taxes                                                           12,445     11,707     12,512
  Other taxes and duties                                                 21,184     19,745     21,513
  Income applicable to minority and preferred interests                     233        250        247
                                                                       --------   --------   --------
    Total costs and other deductions                                    106,100    103,159    109,819
                                                                       --------   --------   --------
Income before income taxes                                                7,804      8,052      7,287
  Income taxes                                                            2,704      2,772      2,477
                                                                       --------   --------   --------
Income before cumulative effect of accounting changes                     5,100      5,280      4,810
  Cumulative effect of accounting changes                                     -          -        (40)
                                                                       --------   --------   --------
Net income                                                             $  5,100   $  5,280   $  4,770
                                                                       --------   --------   --------
Per common share - income before cumulative effect of accounting
                   changes (dollars)                                   $   4.07   $   4.21   $   3.82
                 - cumulative effect of accounting changes (dollars)          -          -   $  (0.03)
                 - net income (dollars)                                $   4.07   $   4.21   $   3.79

=====================================================================================================

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                       1994                  1993                  1992
                                                                 ---------------------------------------------------------------
                                                                 Shares    Dollars     Shares    Dollars     Shares    Dollars
- --------------------------------------------------------------------------------------------------------------------------------
                                                                                           (millions)
Preferred stock outstanding at end of year                           9    $    554        11     $    668       13      $    770
                                                                 -----                 -----                 -----
Guaranteed LESOP obligation                                                   (613)                  (716)                  (818)
Common stock issued at end of year                               1,813       2,822     1,813        2,822    1,813         2,822
Earnings reinvested
  At beginning of year                                                      49,365                 47,697                 46,483
  Net income for year                                                        5,100                  5,280                  4,770
  Dividends - common and preferred shares                                   (3,644)                (3,612)                (3,556)
                                                                          --------               --------               --------
  At end of year                                                            50,821                 49,365                 47,697
                                                                          --------               --------               --------
Cumulative foreign exchange translation adjustment
  At beginning of year                                                        (370)                   192                  2,443
  Change during the year                                                     1,218                   (562)                (2,251)
                                                                          --------               --------               --------
  At end of year                                                               848                   (370)                   192
                                                                          --------               --------               --------
Common stock held in treasury, at cost
  At beginning of year                                            (571)    (16,977)     (571)     (16,887)    (571)      (16,774)
  Acquisitions                                                      (4)       (220)       (5)        (323)      (6)         (358)
  Dispositions                                                       4         180         5          233        6           245
                                                                 -----    --------     -----     --------    -----      --------
  At end of year                                                  (571)    (17,017)     (571)     (16,977)    (571)      (16,887)
                                                                 -----    --------     -----     --------    -----      --------
Shareholders' equity at end of year                                       $ 37,415               $ 34,792               $ 33,776
                                                                          ========               ========               ========
Common shares outstanding at end of year                         1,242                 1,242                 1,242
                                                                 =====                 =====                 =====

The information on pages F11 through F20 is an integral part of these statements.

CONSOLIDATED STATEMENT OF CASH FLOWS                                         F10

                                                                                                   1994        1993        1992
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       (millions of dollars)
Cash flows from operating activities
  Net income
    Accruing to Exxon shareholders                                                                 $ 5,100    $ 5,280    $ 4,770
    Accruing to minority and preferred interests                                                       233        250        247
  Adjustments for non-cash transactions
    Depreciation and depletion                                                                       5,015      4,884      5,044
    Deferred income tax charges/(credits)                                                              260         64     (1,285)
    Annuity and accrued liability provisions                                                          (662)       255      1,34
  Dividends received which were less than equity in current earnings of equity companies                (3)        (9)       (33)
  Changes in operational working capital, excluding cash and debt
    Reduction/(increase) - Notes and accounts receivable                                              (923)       965       (136)
                         - Inventories                                                                 180        156        (71)
                         - Prepaid taxes and expenses                                                 (111)        (4)        96
    Increase/(reduction) - Accounts and other payables                                                 565        (93)      (212)
  All other items - net                                                                                197       (245)      (149)
                                                                                                   -------    -------    -------
    Net cash provided by operating activities                                                        9,851     11,503      9,611
                                                                                                   -------    -------    -------
Cash flows from investing activities
  Additions to property, plant and equipment                                                        (6,643)    (6,956)    (7,225)
  Sales of subsidiaries and property, plant and equipment                                            1,359      1,095        982
  Additional investments and advances                                                                 (309)      (331)      (363)
  Sales of investments and collection of advances                                                      158        168        134
  Additions to other marketable securities                                                          (1,341)    (1,323)    (1,079)
  Sales of other marketable securities                                                               1,354      1,246        518
                                                                                                   -------    -------    -------
    Net cash used in investing activities                                                           (5,422)    (6,101)    (7,033)
                                                                                                   -------    -------    -------
Net cash generation before financing activities                                                      4,429      5,402      2,578
                                                                                                   -------    -------    -------
Cash flows from financing activities
  Additions to long-term debt                                                                        1,221      1,635      1,190
  Reductions in long-term debt                                                                        (377)      (313)      (513)
  Additions to short-term debt                                                                         330        249        271
  Reductions in short-term debt                                                                     (1,205)    (1,168)      (481)
  Changes in debt with less than 90 day maturity                                                         5     (1,112)       272
  Cash dividends to Exxon shareholders                                                              (3,659)    (3,630)    (3,575)
  Cash dividends to minority interests                                                                (420)      (249)      (257)
  Additions to minority interests and sales/(redemptions) of affiliate preferred stock                  25       (500)       180
  Common stock acquired                                                                               (220)      (323)      (358)
  Common stock sold                                                                                     66        131        148
                                                                                                   -------    -------    -------
    Net cash used in financing activities                                                           (4,234)    (5,280)    (3,123)
                                                                                                   -------    -------    -------
Effects of exchange rate changes on cash                                                               (21)       (37)       (53)
                                                                                                   -------    -------    -------
Increase/(decrease) in cash and cash equivalents                                                       174         85       (598)
Cash and cash equivalents at beginning of year                                                         983        898      1,496
                                                                                                   -------    -------    -------
Cash and cash equivalents at end of year                                                           $ 1,157    $   983    $   898
                                                                                                   =======    =======    =======

The information on pages F11 through F20 is an integral part of these statements.

REPORT OF INDEPENDENT ACCOUNTANTS                                           F11

Price Waterhouse LLP                                           Dallas, Texas
                                                               February 22, 1995

To the Shareholders of Exxon Corporation

In our opinion, the consolidated financial statements appearing on pages F8 through F20 present fairly, in all material respects, the financial position of Exxon Corporation and its subsidiary companies at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in note 2 to the consolidated financial statements, the Corporation changed its method of accounting for postretirement benefits other than pensions and for income taxes in 1992.

                                                            /s/ Price Waterhouse
- --------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

FINANCIAL INSTRUMENTS. Interest rate swap agreements are used to modify the interest rates on certain debt obligations. The interest differentials to be paid or received under such swaps are recognized over the life of the agreements as adjustments to interest expense. Currency exchange contracts are used to reduce the risk of adverse foreign currency movements related to certain foreign currency debt obligations. The gains or losses arising from currency exchange contracts offset foreign exchange gains or losses on the underlying assets or liabilities and are recognized as offsetting adjustments to the carrying amounts. Commodity swap and futures contracts are used to mitigate the risk of unfavorable price movements on certain crude and petroleum product purchases and sales. Gains or losses on these contracts are recognized as adjustments to purchase costs or to sales revenue.

     Investments in marketable debt securities are expected to be held to maturity and are stated at amortized cost.

     The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate.

INVENTORIES. Crude oil, products and merchandise inventories are carried at the lower of current market value or cost (generally determined under the last-in, first-out method-LIFO) Costs include applicable purchase costs and operating expenses, but not general and administrative expenses or research and development costs. Inventories of materials and supplies are valued at cost or less.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                   F12

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

ENVIRONMENTAL CONSERVATION AND SITE RESTORATION COSTS. Expenditures for environmental conservation are expensed or capitalized in accordance with generally accepted accounting principles. Liabilities for these expenditures are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. These liabilities are not reduced by possible recoveries from third parties, and projected cash expenditures are not discounted.

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

2. Accounting Changes

Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" and No. 109 "Accounting for Income Taxes" were implemented in 1992. The cumulative effect of these accounting changes on years prior to 1992 is as follows:

                                                           (millions of dollars)
- --------------------------------------------------------------------------------
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

3. Miscellaneous Financial Information

Cash and cash equivalents included time deposits of $270 million at the end of 1994 and $92 million at the end of 1993.

     Research and development costs totaled $558 million in 1994, $593 million in 1993 and $624 million in 1992.

     Net income included aggregate foreign exchange transaction losses of $30 million in 1994, gains of $61 million in 1993 and losses of $118 million in 1992.

     In 1994, 1993 and 1992, net income included gains of $8 million, $86 million and $10 million, respectively, attributable to the combined effects of LIFO inventory accumulations and draw-downs. The aggregate replacement cost of inventories was estimated to exceed their LIFO carrying values by $2,430 million and $2,109 million at December 31, 1994 and 1993, respectively.

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

     Cash payments for interest were: 1994 - $839 million; 1993 - $742 million; 1992 - $829 million. Cash payments for income taxes were: 1994 - $2,548 million; 1993 - $2,470 million; 1992 - $2,715 million.

5. Additional Working Capital Data

                                                            Dec. 31   Dec. 31
                                                              1994      1993
- --------------------------------------------------------------------------------
                                                         (millions of dollars)
Notes and accounts receivable
     Trade, less reserves of $75 million and $89 million    $ 6,292  $ 5,427
     Other, less reserves of $31 million and $29 million      1,781    1,433
                                                            -------  -------
                                                            $ 8,073  $ 6,860
                                                            =======  =======
Notes and loans payable
     Bank loans                                             $ 1,175  $ 1,189
     Commercial paper                                         2,025    1,891
     Long-term debt due within one year                         624    1,003
     Other                                                       34       26
                                                            -------  -------
                                                            $ 3,858  $ 4,109
                                                            =======  =======
Accounts payable and accrued liabilities
     Trade payables                                         $ 7,466  $ 6,910
     Obligations to equity companies                            803      767
     Accrued taxes other than income taxes                    2,760    2,369
     Other                                                    2,362    2,076
                                                            -------  -------
                                                            $13,391  $12,122
                                                            =======  =======

On December 31, 1994, unused credit lines for short-term financing totaled approximately $6.5 billion. Of this total, $4.7 billion support commercial paper programs under terms negotiated when drawn. The weighted average interest rate on short-term borrowings outstanding at December 31, 1994 and 1993 was 6.3 percent and 4.2 percent, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                   F13


6. Investments and Advances

                                                               Dec. 31   Dec. 31
                                                                1994      1993
- --------------------------------------------------------------------------------
                                                           (millions of dollars)
In less than majority-owned companies
  Carried at equity in underlying assets
    Investments                                                $3,623    $3,205
    Advances                                                      448       408
                                                               ------    ------
                                                                4,071     3,613
  Carried at cost or less                                         158       148
                                                               ------    ------
                                                                4,229     3,761

Long-term receivables and miscellaneous investments at cost
  or less                                                       1,165     1,029
                                                               ------    ------
       Total                                                   $5,394    $4,790
                                                               ======    ======

7. Equity Company Information

The summarized financial information below includes those less than majority-owned companies for which Exxon's share of net income is included in consolidated net income (see note 1). These companies are primarily engaged in natural gas production and distribution in the Netherlands and Germany, refining and marketing operations in Japan and several chemical operations.

                                                                        1994                1993                1992
                                                                   -------------------------------------------------------
                                                                             Exxon               Exxon               Exxon
                                                                   Total     share     Total     share     Total     share
- --------------------------------------------------------------------------------------------------------------------------
                                                                                    (millions of dollars)
Total revenues
  Percent of revenues from companies included in the Exxon
    consolidation was 18% in 1994, 18% in 1993 and 17% in 1992    $26,078   $8,535   $25,295    $8,118   $25,628    $8,269
                                                                  -------   ------   -------    ------   -------    ------

Income before income taxes                                        $ 3,099   $1,396   $ 3,255    $1,441   $ 3,067    $1,398
Less: Related income taxes                                         (1,101)    (487)   (1,237)     (528)   (1,055)     (463)
                                                                  -------   ------   -------    ------   -------    ------
     Net income                                                   $ 1,998   $  909   $ 2,018    $  913   $ 2,012    $  935
                                                                  =======   ======   =======    ======   =======    ======
Current assets                                                    $ 9,692   $3,254   $ 8,800    $2,892   $ 8,447    $2,802
Property, plant and equipment, less accumulated depreciation       13,230    5,380    11,930     4,877    11,689     4,834
Other long-term assets                                              3,219    1,127     2,981     1,059     2,880     1,045
                                                                  -------   ------   -------    ------   -------    ------
     Total assets                                                  26,141    9,761    23,711     8,828    23,016     8,681
                                                                  -------   ------   -------    ------   -------    ------
Short-term debt                                                     1,343      390     1,657       480     1,544       442
Other current liabilities                                           7,368    2,651     6,588     2,388     6,491     2,399
Long-term debt                                                      2,543      817     2,279       756     2,513       848
Other long-term liabilities                                         4,274    1,832     3,709     1,591     3,431     1,500
Advances from shareholders                                            881      448       819       408       915       459
                                                                  -------   ------   -------    ------   -------    ------
     Net assets                                                   $ 9,732   $3,623   $ 8,659    $3,205   $ 8,122    $3,033
                                                                  =======   ======   =======    ======   =======    ======

8. Investment in Property, Plant and Equipment

                                                                          Dec. 31, 1994               Dec. 31, 1993
                                                                   -------------------------------------------------------
                                                                        Cost         Net            Cost         Net
- --------------------------------------------------------------------------------------------------------------------------
                                                                                    (millions of dollars)
Petroleum and natural gas
  Exploration and production                                         $ 64,483      $32,177       $ 62,131      $32,263
  Refining and marketing                                               30,389       17,422         28,103       16,185
                                                                     --------      -------       --------      -------
    Total petroleum and natural gas                                    94,872       49,599         90,234       48,448
  Chemicals                                                             9,124        4,892          9,155        5,006
  Other                                                                12,330        8,934         11,746        8,508
                                                                     --------      -------       --------      -------
    Total                                                            $116,326      $63,425       $111,135      $61,962
                                                                     ========      =======       ========      =======

Accumulated depreciation and depletion totaled $52,901 million at the end of 1994 and $49,173 million at the end of 1993. Interest capitalized in 1994, 1993 and 1992 was $405 million, $374 million and $364 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                   F14

9. Leased Facilities

At December 31, 1994, the corporation and its consolidated subsidiaries held non-cancelable operating charters and leases covering drilling equipment, tankers, service stations and other properties with minimum lease commitments as follows:

                                                Minimum              Related
                                               commitment          rental income
- --------------------------------------------------------------------------------
                                                   (millions of dollars)
1995                                             $  652                $ 39
1996                                                493                  31
1997                                                382                  21
1998                                                263                  14
1999                                                206                  13
2000 and beyond                                   1,058                 102


     Net rental expenditures for 1994, 1993 and 1992 totaled $1,173 million, $1,130 million and $1,108 million, respectively, after being reduced by related rental income of $147 million, $134 million and $120 million, respectively. Minimum rental expenditures totaled $1,239 million in 1994, $1,184 million in 1993 and $1,141 million in 1992.

10. Capital

In 1989, the corporation sold 16.3 million shares of a new issue of convertible Class A Preferred Stock to its leveraged employee stock ownership plan (LESOP) trust for $61.50 per share. The proceeds of the issuance were used by the corporation for general corporate purposes. The corporation recorded a "Guaranteed LESOP Obligation'' of $1,000 million as debt and as a reduction in shareholders' equity, representing company-guaranteed borrowings by the LESOP trust to purchase the preferred stock. As the debt is repaid, the Guaranteed LESOP Obligation will be extinguished. The stock can be converted into common stock at the lower of common stock market value or $61.50. Dividends are cumulative and payable in an amount per share equal to $4.68 per annum. Dividends paid per preferred share were $4.68 in 1994, 1993 and 1992.

     Dividends paid per common share were $2.91 in 1994, $2.88 in 1993 and $2.83 in 1992.

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

     Employees eligible to participate in the corporation's thrift plan may elect to participate in the LESOP. Corporation contributions to the plan, plus dividends, are used to make principal and interest payments on the notes. As contributions and dividends are credited, shares of preferred stock are proportionately converted into common stock, with no cash flow impact to the corporation, and allocated to participants' accounts. During 1994, 1.8 million shares of preferred stock, totaling $114 million, were converted to common stock and allocated. In 1993, 1.7 million shares of preferred stock, totaling $102 million, were converted and allocated. In 1992, 1.6 million shares of preferred stock, totaling $97 million, were converted and allocated. Preferred dividends of $46 million, $54 million and $61 million were paid during 1994, 1993 and 1992, respectively, and covered interest payments on the notes. The 1994, 1993 and 1992 principal payments were made from employer contributions and dividends reinvested within the LESOP trust and payments, if any, by Exxon as guarantor.

     Accounting for the plan follows the principles which were in effect in 1989 when the plan was established. The amount of compensation expense recorded by the corporation for contributions to the plan was $80 million in 1994, $70 million in 1993 and $71 million in 1992. The LESOP trust held 9.0 million and
10.9 million shares of preferred stock, and 18.3 million and 16.5 million shares of common stock at the end of 1994 and 1993, respectively.

12. Long-Term Debt

At December 31, 1994, long-term debt consisted of $7,766 million due in U.S. dollars and $1,065 million representing the U.S. dollar equivalent at year-end exchange rates of amounts payable in foreign currencies. These amounts exclude that portion of long-term debt, totaling $624 million, which matures within one year and is included in current liabilities. The amounts of long-term debt maturing, together with sinking fund payments required, in each of the four years after December 31, 1995, in millions of dollars, are: 1996 - $1,236; 1997
- - $642; 1998 - $576; 1999 - $922. Certain of the borrowings described may from time to time be assigned to other Exxon affiliates. At December 31, 1994, the corporation had $2.1 billion in unused long-term credit lines.

     In 1982, debt totaling $515 million was removed from the balance sheet as a result of the deposit of U.S. government securities in irrevocable trusts. In 1987, the corporation placed additional government securities in the trusts, enabling removal of $240 million from the balance sheet. The corporation redeemed $31 million and $382 million of the foregoing debt in 1994 and 1993, respectively. The government securities remained in the related trusts after the redemption, and the corporation's beneficial interest in those trusts was sold. The balance of outstanding defeased debt at year-end 1994 was $97 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                  F15

     Summarized long-term borrowings at year-end 1994 and 1993 were as follows:

                                                  Dec. 31  Dec. 31
                                                   1994     1993
- --------------------------------------------------------------------
                                               (millions of dollars)
Exxon Capital Corporation
8.0% Guaranteed notes due 1995                    $    -   $  250
7.875% Guaranteed notes due 1996                     250      250
7.75% Guaranteed notes due 1996                      250      249
4.5% Guaranteed notes due 1996                       243      235
7.875% Guaranteed notes due 1997                     250      249
8.0% Guaranteed notes due 1998                       249      249
6.5% Guaranteed notes due 1999                       249      249
8.25% Guaranteed notes due 1999                      200      200
7.45% Guaranteed notes due 2001                      250      250
6.625% Guaranteed notes due 2002                     250      250
6.15% Guaranteed notes due 2003                      250      250
Guaranteed zero coupon notes due 2004
  - Face value ($1,146) net of unamortized
    discount                                         387      346
6.0% Guaranteed notes due 2005                       250      250
6.125% Guaranteed notes due 2008                     250      250

SeaRiver Maritime Financial Holdings, Inc.
Guaranteed debt securities due 1997-2011             150      150
Guaranteed deferred interest debentures
  due 2012
  - Face value ($771) net of unamortized
    discount                                         424      380

Exxon Energy Limited
8.5% British pound loans due 1996-2002                70      317
8.3% Hong Kong dollar loan due 1996-2008             192        -
Floating rate term loan due 1999-2006                228        -
6.87% notes due 2003                                 173      173

Imperial Oil Limited
9.875% Canadian dollar notes due 1999                172      237
8.3% notes due 2001                                  199      199
Variable rate notes due 2004                       1,000    1,000
8.75% notes due 2019                                 219      219

Industrial revenue bonds due 2012-2033               871      840
Guaranteed LESOP notes due 1996-1999                 509      606
Other U.S. dollar obligations                        665      424
Other foreign currency obligations                   558      348
Capitalized lease obligations*                        73       86
                                                  ------   ------
    Total long-term debt                          $8,831   $8,506
                                                  ======   ======

*At an average imputed interest rate of 9.8% in 1994 and 9.3% in 1993.

13. Fair Value of Financial Instruments

The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. Long-term debt is the only category of financial instruments whose fair value has differed materially from the recorded book value. The estimated fair value of total long-term debt, including capitalized lease obligations, at December 31, 1994 and 1993 was $8.9 billion and $9.5 billion, respectively, and compared to recorded book values of $8.8 billion and $8.5 billion.

14. Interest Rate Swap, Currency Exchange and Commodity Contracts

The corporation uses certain financial derivative instruments in its risk management activities. Derivative instruments are matched to existing assets, liabilities or transactions with the objective of mitigating the impact of adverse movements in interest rates, currency exchange rates or commodity prices. These instruments normally equal the amount of the underlying assets, liabilities or transactions and are held to maturity. The corporation does not hold or issue financial derivative instruments for trading purposes nor does it use financial derivatives with leveraged features. Instruments are either exchange-traded or are with counterparties of high credit standing. As a result of the above factors, the corporation's exposure to market and credit risks from financial derivative instruments is considered to be negligible.

     Interest rate swap agreements are used to adjust the ratio of fixed and floating rates in the corporation's debt portfolio. Interest rate swap agreements, maturing 1995-1999, had an aggregate notional principal amount of $604 million and $705 million at year-end 1994 and 1993, respectively. Currency exchange contracts are used to reduce the risk of adverse foreign currency movements related to certain foreign currency debt obligations. Currency exchange contracts, maturing 1995-2005, totaled $2,998 million at year-end 1994 and $3,041 million at year-end 1993. In each year, over $2 billion of these amounts were contracts in which affiliates held positions which were effectively offsetting. Excluding these, the remaining currency exchange contracts totaled $789 million and $874 million at year-end 1994 and 1993, respectively.

     The corporation makes limited use of commodity swap and futures contracts of short duration to mitigate the risk of unfavorable price movements on certain crude and petroleum product purchases and sales. These contracts had an aggregate notional amount of $37 million at year-end 1994 and will mature during 1995.

15. Annuity Benefits

Exxon and most of its affiliates have defined benefit retirement plans which cover substantially all of their employees. Plan benefits are generally based on years of service and employees' compensation during their last years of employment.

     Assets are contributed to trustees and insurance companies to provide benefits for many of Exxon's retirement plans. All U.S. plans that are subject to funding requirements meet federal government funding standards. Certain smaller U.S. plans, and a number of non-U.S. plans, are not funded because of local tax conventions and regulatory practices which do not encourage funding. Book reserves have been established for these plans to provide for future benefit payments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                   F16

     The discount rate used in calculating the year-end pension liability for financial reporting purposes is based on the year-end rate of interest on high quality bonds, as required by current accounting standards. This discount rate reflects the rate at which pension benefits could be effectively settled, either by matching the liability with a bond portfolio or buying annuities from an insurance company. Interest rates rose in many countries in 1994, and the resultant higher discount rates have decreased the actuarial present value of the benefit obligation from the previous year. When measured on this basis, the assets and book reserves of the U.S. plans are greater than the projected benefit obligation at the end of 1994. While assets and book reserves for non-U.S. plans are less than the projected benefit obligation, they are greater than the accumulated benefit obligation through the end of 1994.

     In contrast to the discount rate, which is limited to current bond interest rates, the assumed rate of return on funded assets is based on anticipated long-term investment performance. The majority of pension assets, for both U.S. and non-U.S. plans, are invested in equities that have historically had returns which exceeded bond interest rates. In the U.S., the expected long-term rate of return for funded assets is 10 percent, and the average actual return over the past 10 years was 12 percent. This expected long-term rate of return is utilized in reporting to appropriate federal government authorities. On this basis, all of Exxon's funded plans in the U.S. are fully funded.

                                                                            U.S. Plans            Non-U.S. Plans
                                                                     -----------------------  ----------------------
Annuity plans net pension cost/(credit)                                1994    1993    1992    1994    1993    1992
- --------------------------------------------------------------------------------------------------------------------
                                                                                   (millions of dollars)
Cost of benefits earned by employees during the year                   $146    $111    $108    $163    $144    $152
Interest accrual on benefits earned in prior years                      354     350     352     483     482     515
Actual (gain)/loss on plan assets                                       (44)   (463)   (150)     76    (742)   (258)
Deferral of actual versus assumed return on assets                     (286)    146    (203)   (423)    437     (73)
Amortization of actuarial (gain)/loss and prior service cost             10     (35)    (51)     67      52      16
Net pension enhancement and curtailment/settlement expense                9     (13)     (8)     35       6      11
                                                                       ----    ----    ----    ----    ----    ----
Net pension cost for the year                                          $189    $ 96    $ 48    $401    $379    $363
                                                                       ====    ====    ====    ====    ====    ====
- --------------------------------------------------------------------------------------------------------------------

                                                                                U.S. Plans                   Non-U.S. Plans
                                                                           --------------------           --------------------
                                                                            Dec. 31     Dec. 31            Dec. 31     Dec. 31
Annuity plans status                                                         1994        1993               1994        1993
- ------------------------------------------------------------------------------------------------------------------------------
                                                                                         (millions of dollars)
Actuarial present value of benefit obligations
  Benefits based on service to date and present pay levels
    Vested                                                                 $3,357      $3,749              $5,080      $5,418
    Non-vested                                                                378         438                 243         220
                                                                           ------      ------              ------      ------
      Total accumulated benefit obligation                                  3,735       4,187               5,323       5,638
  Additional benefits related to projected pay increases                      647         901                 738         921
                                                                           ------      ------              ------      ------
      Total projected benefit obligation                                    4,382       5,088               6,061       6,559
                                                                           ------      ------              ------      ------
Funded assets (market values)                                               3,298       3,512               3,980       3,997
Book reserves                                                               1,098       1,215               2,015       1,941
                                                                           ------      ------              ------      ------
      Total funded assets and book reserves                                 4,396       4,727               5,995       5,938
                                                                           ------      ------              ------      ------
Assets and reserves in excess of/(less than) projected benefit obligation  $   14      $ (361)             $  (66)     $ (621)
  Consisting of:
    Unrecognized net gain at transition                                    $  312      $  374              $   26      $   37
    Unrecognized net actuarial gain/(loss) since transition                  (186)       (635)                194        (457)
    Unrecognized prior service costs incurred since transition               (112)       (100)               (286)       (201)

Assets and reserves in excess of accumulated benefit obligation            $  661      $  540              $  672      $  300

Assumptions in projected benefit obligation and expense (percent)
  Discount rate                                                              8.75        7.25            5.0-10.0    5.0- 9.0
  Long-term rate of compensation increase                                    5.00        5.00            3.0- 7.0    4.0- 9.0
  Long-term annual rate of return on funded assets                          10.00       10.00            5.0-10.0    6.0-10.0
- ------------------------------------------------------------------------------------------------------------------------------

16. Other Postretirement Benefits

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                   F17

                                                               1994                          1993                     1992
                                                   -------------------------   -------------------------   -----------------------
Other postretirement benefits expense              Total  Health  Life/Other   Total  Health  Life/Other   Total Health Life/Other
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                 (millions of dollars)
Service cost                                       $  27  $  12    $  15       $  22  $  10    $  12       $  21  $  10    $  11
Interest cost                                        128     45       83         127     49       78         125     49       76
Actual (gain)/loss on plan assets                      -      -        -         (36)     -      (36)        (25)     -      (25)
Deferral of actual versus assumed return on assets   (28)     -      (28)         11      -       11           7      -        7
Amortization of actuarial loss                        14      4       10           1      1        -           -      -        -
                                                   -----  -----    -----       -----  -----    -----       -----  -----    -----
     Net expense                                   $ 141  $  61    $  80       $ 125  $  60    $  65       $ 128  $  59    $  69
                                                   =====  =====    =====       =====  =====    =====       =====  =====    =====
- -----------------------------------------------------------------------------------------------------------------------------------

                                                                   Dec. 31, 1994                   Dec. 31, 1993
                                                             -----------------------         -----------------------
Other postretirement benefit plans status                    Total Health Life/Other         Total Health Life/Other
- -----------------------------------------------------------------------------------------------------------------------------
                                                                              (millions of dollars)
Accumulated postretirement benefit obligation
     Retirees                                                $1,211  $408    $  803            $1,326  $457   $  869
     Fully eligible participants                                 96    35        61               114    41       73
     Other active participants                                  262   109       153               355   140      215
                                                             ------  ----    ------            ------  ----   ------
                                                              1,569   552     1,017             1,795   638    1,157
Funded assets (market values)                                  (286)    -      (286)             (289)    -     (289)
Unrecognized prior service costs                                (27)  (27)        -               (21)  (21)       -
Unrecognized net gain/(loss)                                     33    34        (1)             (194)  (35)    (159)
                                                             ------  ----    ------            ------  ----   ------
Book reserves                                                $1,289  $559    $  730            $1,291  $582   $  709
                                                             ======  ====    ======            ======  ====   ======
Assumptions in accumulated postretirement
benefit obligation and expense (percent)
     Discount rate                                             8.75                              7.25
     Long-term rate of compensation increase                   5.00                              5.00
     Long-term annual rate of return on funded assets         10.00                             10.00

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

     As under earlier programs, options and SARs may be granted at prices not less than 100 percent of market value on the date of grant. Options and SARs thus far granted are exercisable after one year of continuous employment following the date of grant. Options for 39,035,102 and 35,063,227 common shares were outstanding at December 31, 1994 and 1993, respectively. Of those options, 7,306,949 and 8,274,872 at December 31, 1994 and 1993, respectively, included SARs. In anticipation of settlement of SARs at market value of the shares covered by the options to which they are attached, $4 million, $23 million and $26 million was credited to earnings in 1994, 1993 and 1992, respectively. Exercise of either a related option or a related SAR cancels the other to the extent exercised. No SARs were granted in 1994.

     Changes that occurred during 1994 in options outstanding are summarized below:

                                         1993         1988         1983
                                       Program      Program      Program
- -------------------------------------------------------------------------
                                            (number of common shares)
Outstanding at
  December 31, 1993                   5,965,350    24,504,403    4,593,474
Granted at $60.50
  average per share                   5,779,725             -            -
Less: Exercised at $38.85
  average per share                           -       597,805    1,015,345
    Expired/Canceled                    148,450        43,250        3,000
                                     ----------    ----------    ---------
Outstanding at
  December 31, 1994                  11,596,625    23,863,348    3,575,129
                                     ==========    ==========    =========
Options exercisable at
  December 31, 1994                   5,851,750    23,863,348    3,575,129
                                     ==========    ==========    =========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                   F18


     Shares available for granting at the beginning of 1994 were 11,373,736 and 5,601,259 at the end of 1994. The weighted average option price per common share of the options outstanding at December 31, 1994 under the 1993 Incentive Program and earlier programs was $54.08.

     The effect on net income per common share from the assumed exercise of stock options outstanding at year-end 1994, 1993 or 1992 would be insignificant.

     At December 31, 1994 and 1993, respectively, 164,500 and 139,250 shares of restricted common stock were outstanding.

18. Litigation and Other Contingencies

A number of lawsuits, including class actions, have been brought in various courts against Exxon Corporation and certain of its subsidiaries relating to the accidental release of crude oil from the tanker Exxon Valdez in 1989. Most of these lawsuits seek unspecified compensatory and punitive damages; several lawsuits seek damages in varying specified amounts. The claims of many individuals have been dismissed or settled.

     A civil trial in the United States District Court for the District of Alaska commenced on May 2, 1994 on punitive damage claims made by a class composed of all persons and entities seeking punitive damages from the corporation as a result of the Exxon Valdez grounding. On September 16, 1994, the jury returned a verdict awarding the class punitive damages of $5 billion. The District Court has denied the corporation's motions to overturn or reduce this verdict, and the corporation plans to appeal this verdict following entry of a final judgment by the District Court. The corporation believes that this verdict is unjustified and should be set aside or substantially reduced by appellate courts.

     With respect to the remaining compensatory damage claims against the corporation arising from the grounding, many of these claims have been or will be addressed in the same federal civil trial, which is still ongoing. On August 11, 1994, the jury returned a verdict finding that fisher plaintiffs were damaged in the amount of $286.8 million. This award is subject to a number of adjustments by the District Court, including a reduction to reflect payments already made by the corporation to many of these plaintiffs, and is subject to appeal. A later phase of the trial will be a separate proceeding or series of proceedings to deal with certain claims for compensatory damages not addressed or settled in prior phases. The timing and scope of this later phase have yet to be determined. At present, the specified claims in this later phase total approximately $200 million, which the corporation believes is far in excess of their value. There are a number of additional cases pending in federal and in state court in Alaska where the compensatory damages claimed have not been fully specified.

     The ultimate cost to the corporation from the lawsuits arising from the Exxon Valdez grounding is not possible to predict and may not be resolved for a number of years.

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

     Claims for substantial amounts have been made against Exxon and certain of its consolidated subsidiaries in other pending lawsuits, the outcome of which is not expected to have a materially adverse effect upon the corporation's operations or financial condition.

     The corporation and certain of its consolidated subsidiaries were contingently liable at December 31, 1994 for $1,204 million, primarily relating to guarantees for notes, loans and performance under contracts. This includes $858 million representing guarantees of non-U.S. excise taxes and customs duties of other companies, entered into as a normal business practice, under reciprocal arrangements. Not included in this figure are guarantees by consolidated affiliates of $966 million, representing Exxon's share of obligations of certain equity companies.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                   F19

19. Income, Excise and Other Taxes

                                                   1994                            1993                           1992
- -----------------------------------------------------------------------------------------------------------------------------------
                                      United      Non-                United      Non-                United     Non-
                                      States      U.S.      Total     States      U.S.      Total     States     U.S.       Total
                                      ----------------------------   -----------------------------   ------------------------------
                                                                         (millions of dollars)
Income taxes
  Federal or non-U.S.
     Current                          $  380    $ 2,036    $ 2,416    $  622    $ 1,941    $ 2,563    $  642    $ 2,166    $ 2,808
     Deferred - net                      153         93        246        73         50        123      (143)      (279)      (422)
  U.S. tax on non-U.S. operations         (8)         -         (8)      (16)         -        (16)       15          -         15
                                      ------    -------    -------    ------    -------    -------    ------    -------    -------
                                         525      2,129      2,654       679      1,991      2,670       514      1,887      2,401
  State                                   50          -         50       102          -        102        76          -         76
                                      ------    -------    -------    ------    -------    -------    ------    -------    -------

       Total income tax expense          575      2,129      2,704       781      1,991      2,772       590      1,887      2,477
Excise taxes                           2,266     10,179     12,445     2,179      9,528     11,707     2,351     10,161     12,512
Other taxes and duties                   874     20,310     21,184       987     18,758     19,745     1,019     20,494     21,513
                                      ------    -------    -------    ------    -------    -------    ------    -------    -------

       Total                          $3,715    $32,618    $36,333    $3,947    $30,277    $34,224    $3,960    $32,542    $36,502
                                      ======    =======    =======    ======    =======    =======    ======    =======    =======


The above provisions for deferred income taxes include net credits for the effect of changes in tax law provisions and rates of $43 million in 1994, $146 million in 1993 and $153 million in 1992. Income taxes of $(10) million in 1994, $109 million in 1993 and $210 million in 1992, respectively, were
(charged)/credited directly to shareholders' equity.
- --------------------------------------------------------------------------------

     The reconciliation between income tax expense and a theoretical U.S. tax computed by applying a rate of 35 percent for 1994 and 1993 and 34 percent for 1992, is as follows:

                                       1994         1993         1992
- --------------------------------------------------------------------------------
                                            (millions of dollars)
Earnings before Federal and
 non-U.S. income taxes
   United States                      $1,924       $1,893       $1,158
   Non-U.S.                            5,830        6,057        6,053
                                      ------       ------       ------
     Total                            $7,754       $7,950       $7,211
                                      ------       ------       ------

Theoretical tax                       $2,714       $2,783       $2,452
Effect of equity method accounting      (318)        (320)        (318)
Adjustment for non-U.S. taxes in
 excess of theoretical U.S. tax          407          191          147
U.S. tax on non-U.S. operations           (8)         (16)          15
Other U.S.                              (141)          32          105
                                      ------       ------       ------
Federal and non-U.S. income tax
 expense                              $2,654       $2,670       $2,401
                                      ======       ======       ======

     Total effective tax rate           38.5%        38.5%        37.9%

     The effective income tax rate includes state income taxes and the corporation's share of income taxes of equity companies. Equity company taxes totaled $487 million in 1994, $528 million in 1993 and $463 million in 1992, essentially all outside the U.S.

     Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

     Deferred tax liabilities (assets) are comprised of the following at December 31:


Tax effects of temporary differences for:                  1994     1993
- --------------------------------------------------------------------------------
                                                        (millions of dollars)
Depreciation                                             $ 8,944  $ 8,526
Intangible development costs                               3,116    3,287
Capitalized interest                                         944      850
Other liabilities                                          1,250    1,089
                                                         -------  -------
  Total deferred tax liabilities                          14,254   13,752
                                                         -------  -------

Pension and other postretirement
 benefits                                                 (1,032)  (1,074)
Site restoration reserves                                   (787)    (787)
Tax loss carryforwards                                      (598)    (702)
Other assets                                              (1,089)  (1,116)
                                                         -------  -------
  Total deferred tax assets                               (3,506)  (3,679)
                                                         -------  -------

Asset valuation allowances                                   293      480
                                                         -------  -------
    Net deferred tax liabilities                         $11,041  $10,553
                                                         =======  =======

     The corporation had $8.2 billion of indefinitely reinvested, undistributed earnings from subsidiary companies outside the U.S. Unrecognized deferred taxes on remittance of these funds are not expected to be material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                  F20

20. Distribution of Earnings and Assets

Segment                             1994                               1993                               1992
- -----------------------------------------------------------------------------------------------------------------------------
                                              Corporate                         Corporate                          Corporate
                       Petroleum  Chemicals     total     Petroleum  Chemicals    total      Petroleum  Chemicals    total
                       --------------------------------   -------------------------------   ---------------------------------
                                                              (millions of dollars)
Sales and operating
revenue
  Non-affiliated        $100,409   $ 9,544    $112,128    $ 98,808   $ 8,641    $109,532     $104,282   $ 9,131    $115,672
  Intersegment             2,327     1,419           -       2,411     1,383           -        2,817     1,497           -
                        --------   -------    --------    --------   -------    --------     --------   -------    --------
       Total            $102,736   $10,963    $112,128    $101,219   $10,024    $109,532     $107,099   $10,628    $115,672
                        ========   =======    ========    ========   =======    ========     ========   =======    ========
Operating profit        $  5,935   $ 1,262    $  7,897    $  7,445   $   638    $  8,390     $  6,538   $   660    $  7,655
Add/(deduct):
  Income taxes            (2,538)     (344)     (2,992)     (2,938)     (207)     (3,156)      (2,403)     (205)     (2,666)
  Minority interests        (119)       (7)       (307)       (136)       (8)       (302)        (169)        4        (310)
  Earnings of equity
    companies                893        43         936         957       (12)        945          982        (8)        974
  Corporate and
    financing                  -         -        (434)          -         -        (597)           -         -        (843)
                        --------   -------    --------    --------   -------    --------     --------   -------    --------
Earnings before
  accounting changes       4,171       954       5,100       5,328       411       5,280        4,948       451       4,810
Cumulative effect of
  accounting changes           -         -           -           -         -           -            -         -         (40)
                        --------   -------    --------    --------   -------    --------     --------   -------    --------
Earnings                $  4,171   $   954    $  5,100    $  5,328   $   411    $  5,280     $  4,948   $   451    $  4,770
                        ========   =======    ========    ========   =======    ========     ========   =======    ========
Identifiable assets     $ 67,017   $ 8,778    $ 87,862    $ 64,336   $ 8,478    $ 84,145     $ 65,650   $ 8,597    $ 85,030
Depreciation and
  depletion                4,178       399       5,015       4,033       408       4,884        4,182       415       5,044
Additions to plant         4,884       473       6,568       5,392       542       6,919        5,686       594       7,138


Geographic                                   Sales and other operating revenue       Earnings  Identifiable assets
- ------------------------------------------------------------------------------------------------------------------
                                            Non-affiliated  Interarea    Total
                                            ----------------------------------------------------------------------
                                                                (millions of dollars)
1994   Petroleum and chemicals
         United States                         $ 22,651    $    834    $ 23,485       $1,560        $24,926
         Other Western Hemisphere                16,875         500      17,375          370         10,693
         Eastern Hemisphere                      70,429       1,868      72,297        3,195         40,176
       Other/eliminations                         2,173      (3,202)     (1,029)         (25)        12,067
                                               --------     -------    --------       ------        -------
               Corporate total                 $112,128           -    $112,128       $5,100        $87,862
                                               ========     =======    ========       ======        =======

1993   Petroleum and chemicals
         United States                         $ 22,285    $    741    $ 23,026       $1,667        $25,369
         Other Western Hemisphere                17,098         416      17,514          317         11,541
         Eastern Hemisphere                      68,069       2,095      70,164        3,755         35,904
       Other/eliminations                         2,080      (3,252)     (1,172)        (459)        11,331
                                               --------     -------    --------       ------        -------
               Corporate total                 $109,532           -    $109,532       $5,280        $84,145
                                               ========     =======    ========       ======        =======

1992   Petroleum and chemicals
         United States                         $ 24,028    $    906    $ 24,934       $1,192        $26,042
         Other Western Hemisphere                17,810         310      18,120          275         12,632
         Eastern Hemisphere                      71,578       3,403      74,981        3,932         35,573
       Other/eliminations                         2,256      (4,619)     (2,363)        (629)        10,783
                                               --------     -------    --------       ------        -------
               Corporate total                 $115,672           -    $115,672       $4,770        $85,030
                                               ========     =======    ========       ======        =======

Transfers between business activities or areas are at estimated market prices.

QUARTERLY INFORMATION                                                      F21

                                                                 1994                                        1993
                                             ------------------------------------------  -----------------------------------------
                                              First    Second    Third    Fourth          First    Second    Third    Fourth
                                             Quarter  Quarter   Quarter  Quarter   Year  Quarter  Quarter   Quarter  Quarter  Year
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                           (thousands of barrels daily)
Volumes
Production of crude oil
     and natural gas liquids                 1,742    1,694     1,666    1,734    1,709   1,676    1,649     1,620    1,725   1,667
Refinery crude oil runs                      3,342    3,385     3,456    3,463    3,412   3,182    3,296     3,321    3,277   3,269
Petroleum product sales                      4,961    4,940     5,039    5,170    5,028   4,870    4,831     4,923    5,075   4,925
                                                                           (millions of cubic feet daily)
Natural gas production
     available for sale                      7,277    5,364     4,632    6,659    5,978   7,090    4,678     4,619    6,930   5,825
                                                                              (millions of dollars)
Summarized financial data
Sales and other operating
     revenue                               $25,624   27,102    29,237   30,165  112,128 $26,897   27,604    27,380   27,651 109,532
Gross profit*                              $11,010   11,237    12,596   13,712   48,555 $10,798   11,459    11,521   12,635  46,413
Net income                                 $ 1,160      885     1,155    1,900    5,100 $ 1,185    1,235     1,360    1,500   5,280
                                                                              (dollars per share)
Per share data
Net income per common
     share                                 $  0.92     0.70      0.92     1.53     4.07 $  0.94     0.98      1.09     1.20    4.21
Dividends per common share                 $  0.72     0.72      0.72     0.75     2.91 $  0.72     0.72      0.72     0.72    2.88
Dividends per preferred share              $  1.17     1.17      1.17     1.17     4.68 $  1.17     1.17      1.17     1.17    4.68

Common Stock prices
     High                                  $67.375   63.625    60.625   63.250   67.375 $66.750   69.000    66.750   66.375  69.000
     Low                                   $61.500   56.125    56.500   56.250   56.125 $57.750   63.250    63.375   61.000  57.750

*Gross profit equals sales and other operating revenue less estimated costs associated with products sold.

The price range of Exxon Common Stock is based on the composite tape of the several U.S. exchanges where Exxon Common Stock is traded. The principal market where Exxon Common Stock (XON) is traded is the New York Stock Exchange, although the stock is traded on most major exchanges in the United States, as well as on the London, Tokyo and other foreign exchanges.
     At January 31, 1995, there were 606,579 holders of record of Exxon Common Stock.
     On January 25, 1995, the corporation declared a $0.75 dividend per common share, payable March 10, 1995.

                                                                             F22

SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES



                                                                      Consolidated Subsidiaries
                                                   -------------------------------------------------------
                                                                                                               Non-
                                                   United                                                  Consolidated   Total
Results of Operations                              States   Canada   Europe   Asia-Pacific   Other   Total   Interests  Worldwide
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                               (millions of dollars)
1994 - Revenue
         Sales to third parties                    $1,365   $  351   $2,093       $ 1,623   $  115  $ 5,547    $1,944     $ 7,491
         Transfers                                  2,581      651    1,430           704      135    5,501       300       5,801
                                                   ------   ------   ------        ------   ------  -------    ------     -------
                                                    3,946    1,002    3,523         2,327      250   11,048     2,244      13,292
       Production costs excluding taxes             1,228      397    1,192           411       84    3,312       347       3,659
       Exploration expenses                           134       34      209           106      183      666        86         752
       Depreciation and depletion                   1,158      412      919           457      132    3,078       210       3,288
       Taxes other than income                        393       20       83           358        2      856       620       1,476
       Related income tax                             344       74      572           344       32    1,366       415       1,781
                                                   ------   ------   ------        ------   ------  -------    ------     -------
       Results of producing activities                689       65      548           651     (183)   1,770       566       2,336
       Other earnings*                                158       (2)     214            24       10      404        42         446
                                                   ------   ------   ------        ------   ------  -------    ------     -------
              Total earnings                       $  847   $   63   $  762        $  675   $ (173) $ 2,174    $  608     $ 2,782
                                                   ======   ======   ======        ======   ======  =======    ======     =======

1993 - Revenue
         Sales to third parties                    $1,275   $  346   $2,336        $1,655   $  106  $ 5,718    $2,167     $ 7,885
         Transfers                                  2,829      712    1,063           876      166    5,646       326       5,972
                                                   ------   ------   ------        ------   ------  -------    ------     -------
                                                    4,104    1,058    3,399         2,531      272   11,364     2,493      13,857
       Production costs excluding taxes             1,204      430    1,114           412       64    3,224       369       3,593
       Exploration expenses                           132       41      250            81      144      648        77         725
       Depreciation and depletion                   1,196      480      700           404      136    2,916       196       3,112
       Taxes other than income                        479       21       60           532        2    1,094       809       1,903
       Related income tax                             459       19      435           378       38    1,329       438       1,767
                                                   ------   ------   ------        ------   ------  -------    ------     -------
       Results of producing activities                634       67      840           724     (112)   2,153       604       2,757
       Other earnings*                                296      (35)     194            26       45      526        30         556
                                                   ------   ------   ------        ------   ------  -------    ------     -------
              Total earnings                       $  930   $   32   $1,034        $  750   $  (67) $ 2,679    $  634     $ 3,313
                                                   ======   ======   ======        ======   ======  =======    ======     =======
1992 - Revenue
         Sales to third parties                    $  993   $  335   $2,735        $2,019   $  171  $ 6,253    $2,363     $ 8,616
         Transfers                                  3,338      885    1,067           869      243    6,402       384       6,786
                                                   ------   ------   ------        ------   ------  -------    ------     -------
                                                    4,331    1,220    3,802         2,888      414   12,655     2,747      15,402
       Production costs excluding taxes             1,251      429    1,330           426       77    3,513       404       3,917
       Exploration expenses                           183       58      379            93       96      809        83         892
       Depreciation and depletion                   1,401      551      702           419      131    3,204       293       3,497
       Taxes other than income                        474       17       76           635        2    1,204       896       2,100
       Related income tax                             350       38      448           542       43    1,421       443       1,864
                                                   ------   ------   ------        ------   ------  -------    ------     -------
       Results of producing activities                672      127      867           773       65    2,504       628       3,132
       Other earnings*                                 86      (27)     179           (40)      (5)     193        49         242
                                                   ------   ------   ------        ------   ------  -------    ------     -------
              Total earnings                       $  758   $  100   $1,046        $  733   $   60  $ 2,697    $  677     $ 3,374
                                                   ======   ======   ======        ======   ======  =======    ======     =======
Average sales prices and production costs per unit of production
- ---------------------------------------------------------------------------------------------------------------------------------
During 1994
  Average sales prices
    Crude oil and NGL, per barrel                  $12.00   $11.48   $15.07       $16.53    $15.28  $13.83     $15.26     $13.88
    Natural gas, per thousand cubic feet             1.92     1.37     2.51         1.32      1.64    1.91       2.85       2.20
  Average production costs, per barrel**             3.74     4.31     5.10         2.47      5.12    3.96       2.60       3.77

During 1993
  Average sales prices
    Crude oil and NGL, per barrel                  $13.19   $11.71   $16.68       $18.19    $16.04  $15.07     $16.07     $15.12
    Natural gas, per thousand cubic feet             2.11     1.33     2.49         1.21      0.95    1.98       2.78       2.26
  Average production costs, per barrel**             3.90     4.45     5.30         2.52      3.72    4.05       2.45       3.80

During 1992
  Average sales prices
    Crude oil and NGL, per barrel                  $14.59   $13.17   $19.22       $21.08    $18.48  $17.01     $17.93     $17.05
    Natural gas, per thousand cubic feet             1.84     1.22     2.86         1.54      0.66    2.02       3.04       2.39
  Average production costs, per barrel**             3.98     4.23     6.49         2.73      3.08    4.38       2.67       4.11

 *Earnings related to transportation of oil and gas, sale of third party purchases, oil sands operations and technical services agreements, and reduced by minority interests
**Natural gas included by conversion to crude oil equivalent; production costs exclude all taxes

SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION           F23
ACTIVITIES

Oil and Gas Exploration and Production Costs

The amounts shown for net capitalized costs of consolidated subsidiaries are $3,223 million less at year-end 1994 and $3,117 million less at year-end 1993 than the amounts reported as investments in property, plant and equipment for exploration and production in note 8, page F13. This is due to the exclusion from capitalized costs of certain transportation and research assets and assets relating to the oil sands operations, and to inclusion of accumulated provisions for site restoration costs, all as required in Statement of Financial Accounting Standards No. 19.

     The amounts reported as costs incurred include both capitalized costs and costs charged to expense during the year. Total worldwide costs incurred in 1994 were $3,711 million, down $412 million from 1993, due primarily to lower development costs. 1993 costs were $4,123 million, down $511 million from 1992, due primarily to lower development costs.


                                                          Consolidated Subsidiaries
                                          ---------------------------------------------------------
                                                                                                          Non-
                                            United                                                    Consolidated   Total
Capitalized costs                           States    Canada    Europe  Asia-Pacific  Other   Total    Interests   Worldwide
- ----------------------------------------------------------------------------------------------------------------------------
                                                           (millions of dollars)
As of December 31, 1994
  Property (acreage) costs - Proved       $ 3,495    $ 3,067   $    46     $  596    $  686  $ 7,890    $     5     $ 7,895
                           - Unproved         435        108        65        250        69      927         20         947
                                          -------    -------   -------     ------    ------  -------    -------     -------
      Total property costs                  3,930      3,175       111        846       755    8,817         25       8,842
  Producing assets                         22,519      3,612    15,625      5,975     1,057   48,788      2,688      51,476
  Support facilities                          369        106       406        571        36    1,488        109       1,597
  Incomplete construction                     317          6     1,625        921       106    2,975        156       3,131
                                          -------    -------   -------     ------    ------  -------    -------     -------
      Total capitalized costs              27,135      6,899    17,767      8,313     1,954   62,068      2,978      65,046
  Accumulated depreciation and depletion   14,846      2,943     9,480      4,604     1,241   33,114      2,159      35,273
                                          -------    -------   -------     ------    ------  -------    -------     -------
  Net capitalized costs                   $12,289    $ 3,956   $ 8,287     $3,709    $  713  $28,954    $   819     $29,773
                                          =======    =======   =======     ======    ======  =======    =======     =======
As of December 31, 1993
  Property (acreage) costs - Proved       $ 3,576    $ 3,438   $    22     $  495    $  687  $ 8,218    $     6     $ 8,224
                           - Unproved         561        150        45        248        59    1,063         18       1,081
                                          -------    -------   -------     ------    ------  -------    -------     -------
      Total property costs                  4,137      3,588        67        743       746    9,281         24       9,305
  Producing assets                         22,514      3,778    13,375      5,356     1,038   46,061      2,427      48,488
  Support facilities                          371         79       372        505        33    1,360        125       1,485
  Incomplete construction                     340        130     1,578        760        77    2,885        136       3,021
                                          -------    -------   -------     ------    ------  -------    -------     -------
      Total capitalized costs              27,362      7,575    15,392      7,364     1,894   59,587      2,712      62,299
  Accumulated depreciation and depletion   14,463      2,855     8,081      3,910     1,132   30,441      1,866      32,307
                                          -------    -------   -------     ------    ------  -------    -------     -------
  Net capitalized costs                   $12,899    $ 4,720   $ 7,311     $3,454    $  762  $29,146    $   846     $29,992
                                          =======    =======   =======     ======    ======  =======    =======     =======

Costs incurred in property acquisitions, exploration and development activities
- ----------------------------------------------------------------------------------------------------------------------------
During 1994
  Property acquisition costs - Proved           -    $    11         -     $    2         -  $    13          -     $    13
                             - Unproved   $     8         13   $    21          -    $   23       65          -          65
  Exploration costs                           168         35       234        127       201      765    $   101         866
  Development costs                           663        113     1,279        554        49    2,658        109       2,767
                                          -------    -------   -------     ------    ------  -------    -------     -------
      Total                               $   839    $   172   $ 1,534     $  683    $  273  $ 3,501    $   210     $ 3,711
                                          =======    =======   =======     ======    ======  =======    =======     =======

During 1993
  Property acquisition costs - Proved     $     3    $    10         -          -         -  $    13    $     1     $    14
                             - Unproved        12          -   $     2     $    8    $   45       67          -          67
  Exploration costs                           150         41       284        110       176      761        113         874
  Development costs                         1,001        207     1,213        576        68    3,065        103       3,168
                                          -------    -------   -------     ------    ------  -------    -------     -------
      Total                               $ 1,166    $   258   $ 1,499     $  694    $  289  $ 3,906    $   217     $ 4,123
                                          =======    =======   =======     ======    ======  =======    =======     =======

During 1992
  Property acquisition costs - Proved     $    27    $     7         -     $    1         -  $    35    $     2     $    37
                             - Unproved         9          4   $     1          -    $   21       35          8          43
  Exploration costs                           178         49       395        131       102      855        112         967
  Development costs                         1,209        121     1,453        516        98    3,397        190       3,587
                                          -------    -------   -------     ------    ------  -------    -------     -------
      Total                               $ 1,423    $   181   $ 1,849     $  648    $  221  $ 4,322    $   312     $ 4,634
                                          =======    =======   =======     ======    ======  =======    =======     =======

SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION
ACTIVITIES                                                                   F24

Oil and Gas Reserves

The following information describes changes during the years and balances of proved oil and gas reserves at year-end 1992, 1993 and 1994.

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

                                                                Consolidated Subsidiaries
                                                  ----------------------------------------------------
                                                                                                           Non-
                                                  United                       Asia-                   Consolidated   Total
Crude Oil and Natural Gas Liquids                 States    Canada    Europe   Pacific   Other   Total  Interests   Worldwide
- -----------------------------------------------------------------------------------------------------------------------------
                                                                           (millions of barrels)
Net proved developed and undeveloped reserves
  January 1, 1992                                  2,448     1,323     1,455     861     128     6,215     498        6,713
    Revisions                                         47       (10)       51      52      (7)      133      (8)         125
    Purchases                                          -         1         1       -       -         2       -            2
    Sales                                            (11)      (17)        -       -       -       (28)      -          (28)
    Improved recovery                                  5         -        89       -       -        94       -           94
    Extensions and discoveries                       120         5        21      31       1       178       1          179
    Production                                      (216)      (81)     (139)   (122)    (22)     (580)    (27)        (607)
                                                   -----     -----     -----    ----    ----     -----    ----        -----
  December 31, 1992                                2,393     1,221     1,478     822     100     6,014     464        6,478
    Revisions                                        116         2        43      92       5       258      51          309
    Purchases                                         10         4         -       -       -        14       -           14
    Sales                                            (20)      (18)        -      (2)      -       (40)      -          (40)
    Improved recovery                                 16         3         -       -       1        20       -           20
    Extensions and discoveries                        11         -        28      19       2        60       2           62
    Production                                      (202)      (77)     (149)   (123)    (17)     (568)    (25)        (593)
                                                   -----     -----     -----    ----    ----     -----    ----        -----
  December 31, 1993                                2,324     1,135     1,400     808      91     5,758     492        6,250
    Revisions                                        129        (2)       32      31       5       195       5          200
    Purchases                                          4         4         1       -       -         9       -            9
    Sales                                            (14)       (5)        -       -       -       (19)      -          (19)
    Improved recovery                                 53       107        12       3       -       175       -          175
    Extensions and discoveries                        34         3        67      34       -       138       2          140
    Production                                      (206)      (74)     (171)   (117)    (16)     (584)    (23)        (607)
                                                   -----     -----     -----    ----    ----     -----    ----        -----
  December 31, 1994                                2,324     1,168     1,341     759      80     5,672     476        6,148
- ----------------------------------------------------------------------------------------------------------------------------
  Oil sands reserves
    At December 31, 1992                               -       327         -       -       -       327       -          327
    At December 31, 1993                               -       314         -       -       -       314       -          314
    At December 31, 1994                               -       448         -       -       -       448       -          448

  Worldwide net proved developed and
  undeveloped reserves (including oil sands)
    At December 31, 1992                           2,393     1,548     1,478     822     100     6,341     464        6,805
    At December 31, 1993                           2,324     1,449     1,400     808      91     6,072     492        6,564
    At December 31, 1994                           2,324     1,616     1,341     759      80     6,120     476        6,596
- ----------------------------------------------------------------------------------------------------------------------------
  Developed reserves, included above
  (excluding oil sands)
    At December 31, 1992                           1,865       625       853     619      73     4,035     434        4,469
    At December 31, 1993                           1,821       524       859     624      81     3,909     458        4,367
    At December 31, 1994                           1,945       571       841     561      72     3,990     437        4,427

SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION
ACTIVITIES                                                                  F25

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

     Reserves attributable to certain oil and gas discoveries were not considered proved as of year-end 1994 due to geological, technological or economic uncertainties and therefore are not included in the tabulation.

     Crude oil and natural gas liquids and natural gas production quantities shown are the net volumes withdrawn from Exxon's oil and gas reserves. The natural gas quantities differ from the quantities of gas delivered for sale by the producing function as reported on page F27 due to volumes consumed or flared and inventory changes. Such quantities amounted to approximately 203 billion cubic feet in 1992, 213 billion cubic feet in 1993 and 200 billion cubic feet in 1994.

                                                                  Consolidated Subsidiaries
                                                 -----------------------------------------------------------
                                                                                                                 Non-
                                                 United                                                      Consolidated    Total
Natural Gas                                      States   Canada   Europe   Asia-Pacific   Other   Total      Interests    Worldwide
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                             (billions of cubic feet)
Net proved developed and undeveloped reserves
     January 1, 1992                             10,155   3,396    6,455      5,345         83     25,434      17,365       42,799
          Revisions                                 149    (350)     207       (378)       (43)      (415)       (133)        (548)
          Purchases                                   -       -        -          -          -          -           -            -
          Sales                                     (50)   (227)       -          -          -       (277)          -         (277)
          Improved recovery                          24       1      465          -          -        490           -          490
          Extensions and discoveries                103       -      564        379          4      1,050         174        1,224
          Production                               (649)   (169)    (440)      (236)       (23)    (1,517)       (758)      (2,275)
                                                 ------   -----    -----      -----        ---     ------      ------       ------
     December 31, 1992                            9,732   2,651    7,251      5,110         21     24,765      16,648       41,413
          Revisions                                 131      13      253        601        100      1,098         230        1,328
          Purchases                                  54      39        -          -          -         93           -           93
          Sales                                     (57)    (90)       -         (1)         -       (148)          -         (148)
          Improved recovery                          17       4        -          -          -         21           -           21
          Extensions and discoveries                350      76      258        886          -      1,570         313        1,883
          Production                               (697)   (188)    (413)      (276)        (9)    (1,583)       (756)      (2,339)
                                                 ------   -----    -----      -----        ---     ------      ------       ------
     December 31, 1993                            9,530   2,505    7,349      6,320        112     25,816      16,435       42,251
          Revisions                                 405     (60)     262       (188)         1        420         753        1,173
          Purchases                                   -       4        -          -          -          4           -            4
          Sales                                     (25)    (61)     (16)         -          -       (102)          -         (102)
          Improved recovery                          17      59       36          2          -        114          25          139
          Extensions and discoveries                398      17      265         74          -        754         391        1,145
          Production                               (787)   (162)    (427)      (334)        (9)    (1,719)       (663)      (2,382)
                                                 ------   -----    -----      -----        ---     ------      ------       ------
     December 31, 1994                            9,538   2,302    7,469      5,874        104     25,287      16,941       42,228
- ------------------------------------------------------------------------------------------------------------------------------------
     Worldwide net proved developed and
     undeveloped reserves
          At December 31, 1992                    9,732   2,651    7,251      5,110         21     24,765      16,648       41,413
          At December 31, 1993                    9,530   2,505    7,349      6,320        112     25,816      16,435       42,251
          At December 31, 1994                    9,538   2,302    7,469      5,874        104     25,287      16,941       42,228
- ------------------------------------------------------------------------------------------------------------------------------------
     Developed reserves, included above
          At December 31, 1992                    7,632   2,252    3,836      3,315         16     17,051       8,421       25,472
          At December 31, 1993                    7,935   2,022    4,098      4,009        112     18,176       8,067       26,243
          At December 31, 1994                    8,120   1,861    4,451      3,628        103     18,163       7,588       25,751

SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION
ACTIVITIES                                                                   F26

Standardized Measure of Discounted Future Cash Flows

As required by the Financial Accounting Standards Board, the standardized measure of discounted future net cash flows is computed by applying year-end prices and costs and a discount factor of 10 percent to net proved reserves. The corporation believes that the standardized measure is not meaningful and may be misleading.

                                                                   Consolidated Subsidiaries
                                                     -------------------------------------------------------
                                                                                                                  Non-
                                                     United                                                   Consolidated   Total
                                                     States    Canada    Europe Asia-Pacific  Other    Total    Interests  Worldwide

- ------------------------------------------------------------------------------------------------------------------------------------

                                                                                (millions of dollars)
As of December 31, 1992
     Future cash inflows from sales of oil and gas   $48,897   $15,496   $41,248   $19,680   $1,814   $127,135   $54,722   $181,857
     Future production and development costs          24,681     7,704    19,965    10,941      781     64,072    28,056     92,128
     Future income tax expenses                        7,334     3,183     7,987     3,464      476     22,444    10,995     33,439
                                                     -------   -------   -------   -------   ------   --------   -------   --------
     Future net cash flows                            16,882     4,609    13,296     5,275      557     40,619    15,671     56,290
     Effect of discounting net cash flows at 10%       8,175     2,351     5,767     2,157      157     18,607     9,738     28,345
                                                     -------   -------   -------   -------   ------   --------   -------   --------
     Discounted future net cash flows                $ 8,707   $ 2,258   $ 7,529   $ 3,118   $  400   $ 22,012   $ 5,933   $ 27,945
                                                     =======   =======   =======   =======   ======   ========   =======   ========
As of December 31, 1993
     Future cash inflows from sales of oil and gas   $38,261   $11,816   $33,639   $18,190   $1,234   $103,140   $49,276   $152,416
     Future production and development costs          19,980     6,677    18,295    11,287      593     56,832    25,954     82,786
     Future income tax expenses                        4,566     2,016     5,467     2,515      345     14,909     9,098     24,007
                                                     -------   -------   -------   -------   ------   --------   -------   --------
     Future net cash flows                            13,715     3,123     9,877     4,388      296     31,399    14,224     45,623
     Effect of discounting net cash flows at 10%       6,695     1,552     4,387     1,951       79     14,664     9,098     23,762
                                                     -------   -------   -------   -------   ------   --------   -------   --------
     Discounted future net cash flows                $ 7,020   $ 1,571   $ 5,490   $ 2,437   $  217   $ 16,735   $ 5,126   $ 21,861
                                                     =======   =======   =======   =======   ======   ========   =======   ========
As of December 31, 1994
     Future cash inflows from sales of oil and gas   $41,430   $15,646   $37,265   $18,974   $1,201   $114,516   $53,163   $167,679
     Future production and development costs          21,095     6,579    19,175    10,966      485     58,300    23,611     81,911
     Future income tax expenses                        6,143     3,713     7,033     2,911      325     20,125    11,938     32,063
                                                     -------   -------   -------   -------   ------   --------   -------   --------
     Future net cash flows                            14,192     5,354    11,057     5,097      391     36,091    17,614     53,705
     Effect of discounting net cash flows at 10%       6,883     2,668     4,525     2,276      100     16,452    11,251     27,703
                                                     -------   -------   -------   -------   ------   --------   -------   --------
     Discounted future net cash flows                $ 7,309   $ 2,686   $ 6,532   $ 2,821   $  291   $ 19,639   $ 6,363   $ 26,002
                                                     =======   =======   =======   =======   ======   ========   =======   ========
- ------------------------------------------------------------------------------------------------------------------------------------


Change in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

Consolidated Subsidiaries                                                       1994         1993       1992
- --------------------------------------------------------------------------------------------------------------
                                                                                  (millions of dollars)
Value of reserves added during the year due to extensions, discoveries,
     improved recovery and net purchases less related costs                    $ 1,245     $    527    $ 1,452
Changes in value of previous-year reserves due to:
     Sales and transfers of oil and gas produced during the year,
       net of production (lifting) costs                                        (7,219)      (6,975)    (7,765)
     Development costs incurred during the year                                  2,629        2,947      3,305
     Net change in prices, lifting and development costs                         6,340      (10,229)     5,185
     Revisions of previous reserves estimates                                    1,307        1,137        580
     Accretion of discount                                                       1,969        2,817      2,588
Net change in income taxes                                                      (3,367)       4,499     (1,288)
                                                                               -------     --------    -------
          Total change in the standardized measure during the year             $ 2,904     $ (5,277)   $ 4,057
                                                                               =======     ========    =======

OPERATING SUMMARY                                                           F27

                                                 1994    1993    1992    1991    1990    1989    1988    1987    1986    1985   1984
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                            (thousands of barrels daily)
Production of crude oil and natural gas liquids
     Net production
          United States                           562     553     591     619     640     693     760     756     761     768    778
          Canada                                  251     254     268     278     302     312     249     222     196     145    114
          Europe                                  484     423     396     363     313     351     444     456     473     431    426
          Asia-Pacific                            325     347     346     342     331     328     345     338     313     337    315
          Other Non-U.S.                           87      90     104     113     126     120     121      63      53      39     45
                                                -----   -----   -----   -----   -----   -----   -----   -----   -----   -----  -----
     Worldwide                                  1,709   1,667   1,705   1,715   1,712   1,804   1,919   1,835   1,796   1,720  1,678
                                                =====   =====   =====   =====   =====   =====   =====   =====   =====   =====  =====

                                                                            (millions of cubic feet daily)
Natural gas production available for sale
     Net production
          United States                         2,021   1,764   1,607   1,655   1,778   1,827   1,805   1,698   1,919   2,085  2,485
          Canada                                  286     328     326     355     413     417     209     147     142     141    168
          Europe                                2,842   3,049   3,097   3,010   2,694   2,707   2,787   3,012   2,946   3,114  2,960
          Asia-Pacific                            827     678     577     411     369     376     332     308     267     250    235
          Other Non-U.S.                            2       6      54      66      64      58      59      62      55      71     70
                                                -----   -----   -----   -----   -----   -----   -----   -----   -----   -----  -----
     Worldwide                                  5,978   5,825   5,661   5,497   5,318   5,385   5,192   5,227   5,329   5,661  5,918
                                                =====   =====   =====   =====   =====   =====   =====   =====   =====   =====  =====

                                                                            (thousands of barrels daily)
Refinery crude oil runs
     United States                                931     841     911     937     868     999     968   1,026   1,080   1,054  1,021
     Canada                                       422     408     391     432     489     487     350     351     332     344    365
     Europe                                     1,425   1,389   1,387   1,401   1,327   1,257   1,200   1,116   1,112   1,003  1,111
     Asia-Pacific                                 521     515     507     464     498     463     430     397     415     399    424
     Other Non-U.S.                               113     116     107      99      94      93      94      91      93     103    299
                                                -----   -----   -----   -----   -----   -----   -----   -----   -----   -----  -----
     Worldwide                                  3,412   3,269   3,303   3,333   3,276   3,299   3,042   2,981   3,032   2,903  3,220
                                                =====   =====   =====   =====   =====   =====   =====   =====   =====   =====  =====

Petroleum product sales
     United States                              1,196   1,152   1,203   1,210   1,109   1,147   1,113   1,057   1,106   1,123  1,149
     Canada                                       520     517     513     527     597     625     433     430     396     404    407
     Latin America                                426     422     411     391     384     383     386     388     380     377    400
     Europe                                     1,898   1,872   1,847   1,863   1,796   1,718   1,680   1,634   1,636   1,629  1,684
     Asia-Pacific and other Eastern Hemisphere    988     962     935     878     869     847     784     619     607     633    635
                                                -----   -----   -----   -----   -----   -----   -----   -----   -----   -----  -----
     Worldwide                                  5,028   4,925   4,909   4,869   4,755   4,720   4,396   4,128   4,125   4,166  4,275
                                                =====   =====   =====   =====   =====   =====   =====   =====   =====   =====  =====

     Aviation fuels                               403     379     376     372     382     382     344     338     317     326    312
     Gasoline, naphthas                         1,849   1,818   1,822   1,821   1,742   1,708   1,572   1,488   1,461   1,423  1,404
     Heating oils, kerosene, diesel oils        1,644   1,569   1,557   1,561   1,491   1,498   1,424   1,344   1,365   1,367  1,372
     Heavy fuels                                  530     558     546     535     543     507     466     419     463     561    709
     Specialty petroleum products                 602     601     608     580     597     625     590     539     519     489    478
                                                -----   -----   -----   -----   -----   -----   -----   -----   -----   -----  -----
     Worldwide                                  5,028   4,925   4,909   4,869   4,755   4,720   4,396   4,128   4,125   4,166  4,275
                                                =====   =====   =====   =====   =====   =====   =====   =====   =====   =====  =====

                                                                              (millions of metric tons)

Coal production                                    36      36      37      39      40      36      32      30      27      26     23
                                                =====   =====   =====   =====   =====   =====   =====   =====   =====   =====  =====

                                                                             (thousands of metric tons)

Copper production                                 191     183     133     108     112     119     134     101      79      77     67
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