Form 10-K, Exhibit 13
period 1995-12-31
EXXON CORP
filed 1996-03-08
CIK 34088

                                                                      EXHIBIT 13

FINANCIAL SECTION                                                           F1

                                                                          Page
                                                                          ----
Business Profile....................................................        F2
Financial Review
        Financial Summary...........................................        F3
        Management's Discussion and Analysis of Financial Condition
         and Results of Operations..................................     F4-F7
Consolidated Financial Statements
        Balance Sheet...............................................        F8
        Statement of Income.........................................        F9
        Statement of Shareholders' Equity...........................        F9
        Statement of Cash Flows.....................................       F10
Report of Independent Accountants...................................       F11
Notes to Consolidated Financial Statements..........................   F11-F20
        1. Summary of Accounting Policies...........................       F11
        2. Miscellaneous Financial Information......................       F12
        3. Cash Flow Information....................................       F12
        4. Additional Working Capital Data..........................       F12
        5. Equity Company Information...............................       F13
        6. Investments and Advances.................................       F13
        7. Investment in Property, Plant and Equipment..............       F13
        8. Leased Facilities........................................       F14
        9. Capital..................................................       F14
       10. Leveraged Employee Stock Ownership Plan..................       F14
       11. Interest Rate Swap, Currency Exchange and Commodity
            Contracts...............................................       F14
       12. Fair Value of Financial Instruments......................       F15
       13. Long-Term Debt...........................................       F15
       14. Litigation and Other Contingencies.......................       F16
       15. Annuity Benefits.........................................   F16-F17
       16. Other Postretirement Benefits............................       F18
       17. Incentive Program........................................       F18
       18. Income, Excise and Other Taxes...........................       F19
       19. Distribution of Earnings and Assets......................       F20
Quarterly Information...............................................       F21
Supplemental Information on Oil and Gas Exploration and
 Production Activities..............................................   F22-F26
Operating Summary...................................................       F27

FINANCIAL SUMMARY                                                             F3


                                                          1995            1994            1993            1992            1991
---------------------------------------------------------------------------------------------------------------------------------
                                                                       (millions of dollars, except per share amounts)
Sales and other operating revenue
    Petroleum and natural gas                           $107,749        $100,409        $  98,808       $104,282        $103,752
    Chemicals                                             11,737           9,544            8,641          9,131           9,171
    Other and eliminations                                 2,318           2,175            2,083          2,259           2,145
                                                        ------------------------------------------------------------------------
        Total sales and other operating revenue         $121,804        $112,128         $109,532       $115,672        $115,068
Earnings from equity interests and other revenue           2,116           1,776            1,679          1,434           1,424
                                                        ------------------------------------------------------------------------
Revenue                                                 $123,920        $113,904         $111,211       $117,106        $116,492
                                                        ------------------------------------------------------------------------

Earnings
    Petroleum and natural gas
      Exploration and production                        $  3,412        $  2,782         $  3,313       $  3,374        $  3,128
      Refining and marketing                               1,272           1,389            2,015          1,574           2,555
                                                        ------------------------------------------------------------------------
        Total petroleum and natural gas                 $  4,684        $  4,171         $  5,328       $  4,948        $  5,683
    Chemicals                                              2,018             954              411            451             512
    Other operations                                         479             409              138            254             224
    Corporate and financing                                 (711)           (434)            (597)          (843)           (819)
                                                        ------------------------------------------------------------------------
Earnings before cumulative effect of accounting
 changes                                                $  6,470        $  5,100         $  5,280       $  4,810        $  5,600
    Cumulative effect of accounting changes                   --              --               --            (40)             --
                                                        ------------------------------------------------------------------------
Net income                                              $  6,470        $  5,100         $  5,280       $  4,770        $  5,600
                                                        ------------------------------------------------------------------------
Net income per common share                             $   5.18        $   4.07         $   4.21       $   3.79        $   4.45
    - before cumulative effect of accounting changes    $   5.18        $   4.07         $   4.21       $   3.82        $   4.45
Cash dividends per common share                         $   3.00        $   2.91         $   2.88       $   2.83        $   2.68

Net income to average shareholders' equity (percent)        16.6            14.1             15.4           13.9            16.5
Net income to total revenue (percent)                        5.2             4.5              4.7            4.1             4.8

Working capital                                         $ (1,418)       $ (3,033)        $ (3,731)      $ (3,239)       $ (3,842)
Ratio of current assets to current liabilities              0.92            0.84             0.80           0.84            0.82

Total additions to property, plant and equipment        $  7,201        $  6,568         $  6,919       $  7,138        $  7,262
Property, plant and equipment, less allowances          $ 65,446        $ 63,425         $ 61,962       $ 61,799        $ 63,864
Total assets                                            $ 91,296        $ 87,862         $ 84,145       $ 85,030        $ 87,560

Exploration expenses, including dry holes               $    693        $    666         $    648       $    808        $    914
Research and development costs                          $    525        $    558         $    593       $    624        $    679

Long-term debt                                          $  7,778        $  8,831         $  8,506       $  8,637        $  8,582
Total debt                                              $ 10,025        $ 12,689         $ 12,615       $ 13,424        $ 13,042
Fixed charge coverage ratio                                  8.6             7.0              7.4            6.6             7.0
Debt to capital (percent)                                   19.0            24.3             25.3           26.8            25.6

Shareholders' equity at year-end                        $ 40,436        $ 37,415         $ 34,792       $ 33,776        $ 34,927
Shareholders' equity per common share                   $  32.56        $  30.13         $  28.02       $  27.20        $  28.12
Average number of common shares outstanding
 (millions)                                                1,242           1,242            1,242          1,242           1,244
Number of registered shareholders at year-end
 (thousands)                                                 603             608              622            629             616

Wages, salaries and employee benefits                   $  5,799       $  5,881          $  5,916       $  5,985        $  6,081
Number of employees at year-end (thousands)                   82             86                91             95             101

                                                                              F4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


REVIEW OF 1995 RESULTS

Record net income of $6,470 million in 1995 compared with $5,100 million in 1994. Production and sales volumes increased in all business segments and progress continued in reducing operating costs. Upstream earnings benefited from stronger worldwide crude prices, but downstream margins were depressed throughout the year. Chemicals earnings were more than double those achieved in 1994, and earnings from the coal, minerals and power businesses were up significantly. Results in 1995 included $90 million of credits for settlement of outstanding natural gas contract claims (all in the fourth quarter), while 1994 included $489 million of credits from asset sales and tax related items ($423 million for the fourth quarter).

     Revenue for 1995 totaled $124 billion, up 9 percent from 1994, and the cost of crude and product purchases increased 7 percent.

     The combined total of operating costs (including operating, selling, general, administrative, exploration, depreciation and depletion expenses) increased 2.5 percent in 1995. Excluding the impact of the weaker U.S. dollar and volume growth, operating expenses were reduced by about $600 million from 1994 reflecting ongoing cost reduction efforts. Worldwide unit operating costs in 1995 were lower than 1994 in all major operating segments. Interest expense in 1995 was $202 million lower than in 1994 as lower debt levels and foreign exchange effects offset the impact of higher interest rates.

Exploration and Production

Worldwide crude prices during 1995 were on average about $1.25 per barrel above the prior year. Liquids production of 1,726 kbd (thousand barrels per day) was the highest level achieved since 1989, and was up from 1,709 kbd in 1994, principally as a result of increased production from new developments in the U.S. and North Sea. Natural gas production of 6,013 mcfd (million cubic feet per day) increased from 5,978 mcfd in 1994 and was the highest level since 1981. Increased production in the Asia-Pacific region and the U.S. was partially offset by lower demand in Europe, as a result of unseasonably warm temperatures during the first half of 1995. Excluding special items, earnings from U.S. exploration and production operations were $971 million, up from $852 million in 1994. Outside the U.S., earnings from exploration and production operations were $2,351 million versus $1,864 million in 1994, after excluding special items.

Refining and Marketing

Refining and marketing earnings were lower in 1995 than in 1994 due to much weaker industry refining margins. However, worldwide petroleum product sales of 5,076 kbd were the highest since 1979 and up from 5,028 kbd in 1994, with most of the growth in the Asia-Pacific region. U.S. refining and marketing earnings were $229 million compared with $243 million in the prior year. The impact of weaker product margins was offset by increased motor gasoline sales and lower refinery maintenance expense in 1995. Earnings from refining and marketing operations outside the U.S. were $1,043 million, down from $1,146 million in 1994, due principally to extremely weak refining margins in Europe.

Chemicals

Earnings from worldwide chemical operations totaled $2,018 million, a record level and more than double 1994 earnings. Higher product margins and sales volumes produced the earnings improvement. In 1995, Exxon achieved record prime product sales of 13,481 thousand metric tons, up 289 thousand metric tons versus the prior year.

Other Operations

Earnings from other operating segments were $479 million, up from $302 million in 1994 after excluding gains on asset sales. Prices for both copper and coal were higher, and copper and coal production from ongoing operations were at record levels.

Corporate and Financing

Corporate and financing expenses in 1995 of $711 million were down $39 million from the prior year, after excluding non-recurring credits in 1994. Lower debt levels offset the impact of higher interest rates.

REVIEW OF 1994 RESULTS

Net income of $5,100 million in 1994 compared with $5,280 million in 1993. Liquids production, refinery throughput and sales of natural gas, petroleum products, chemicals, coal and copper were all above levels achieved in 1993. Chemicals earnings more than doubled from 1993 and minerals moved into a substantial net profit position. Results in 1994 included $489 million from asset sales and tax related special credits ($423 million for the fourth quarter), while 1993 included $676 million of such credits ($113 million for the fourth quarter).

     Revenue for 1994 totaled $114 billion, up 2 percent from 1993, and the cost of crude and product purchases increased 1 percent.

                                                                              F5

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

Exploration and Production

As a result of a decline in worldwide crude prices in 1994, Exxon's average crude realization was down by more than $1.30 per barrel from 1993. Worldwide liquids production of 1,709 kbd was up from 1,667 kbd in 1993, principally as a result of record production from the North Sea and increased production from new developments in the U.S. Despite unseasonably warm temperatures in both the U.S. and Europe during the fourth quarter, worldwide natural gas production in 1994 of 5,978 mcfd rose by 153 mcfd versus 1993, with the growth coming mainly from new developments in the U.S. and Malaysia. Earnings from U.S. exploration and production operations were $852 million, compared with $935 million in 1993. Outside the U.S., earnings from exploration and production operations were $1,930 million, versus $2,378 million in 1993. This reduction was due primarily to lower crude prices, lower European gas sales, foreign exchange effects and lower special credits from asset sales and tax rate changes.

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

Chemicals

Earnings from worldwide chemical operations in 1994 totaled $954 million, more than double the earnings level of 1993, as the recovery in the worldwide chemical industry gained momentum throughout the year. Industry margins, driven by increased demand and tight industry supplies, were up sharply. In 1994, Exxon achieved record sales volumes of 13,192 thousand metric tons, up 5 percent versus the prior year.

Other Operations

Earnings from other operating segments in 1994 totaled $409 million, up from $138 million in 1993. Power earnings increased reflecting returns on a higher asset base. Coal production increased, copper production was at a record level and copper prices were much improved. Results also included significant credits from asset sales.

Corporate and Financing

Corporate and financing charges of $434 million in 1994 compared with $597 million in 1993 as tax related credits in 1994 exceeded similar credits in 1993.

IMPACT OF INFLATION AND CHANGING PRICES

The general rate of inflation in most major countries of operation has been relatively low in recent years, and the associated impact on operating costs has been countered by cost reductions from efficiency and productivity improvements.

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

                                                                              F6

     At the end of 1995, accumulated site restoration and environmental provisions amounted to $2.6 billion, including charges made against income of $215 million in 1995, $160 million in 1994 and $331 million in 1993. Exxon believes that any cost in excess of the amounts already provided for in the financial statements would not have a materially adverse effect upon the corporation's operations, financial condition or liquidity.

     In 1995, the corporation spent $1,753 million (of which $565 million were capital expenditures) on environmental conservation projects and expenses worldwide, mostly dealing with air and water conservation. Total expenditures for such activities are expected to be about $1.7 billion in 1996 and 1997 (with capital expenditures in each year representing about 30 percent of the total).

TAXES

Income, excise and other taxes and duties totaled $41.2 billion in 1995, an increase of $4.9 billion, or 13 percent. Income tax expense, both current and deferred, was $4.0 billion compared to $2.7 billion in 1994, reflecting higher pre-tax income in 1995 and a higher effective tax rate - 41.4 percent in 1995 versus 38.5 percent in 1994. Excise taxes and other taxes and duties were $3.6 billion higher reflecting increased sales and the impact of the weaker U.S. dollar during 1995.

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

LIQUIDITY AND CAPITAL RESOURCES

In 1995, cash provided by operating activities totaled $13.8 billion, up $4.0 billion from 1994. Major sources of funds were net income of $6.5 billion and non-cash provisions of $5.4 billion for depreciation and depletion.

     Cash used in investing activities totaled $6.4 billion, up from $5.4 billion in 1994, primarily as a result of higher additions to property, plant and equipment and lower asset sales.

     Cash used in financing activities was $7.1 billion. Dividend payments on common shares were increased from $2.91 per share to $3.00 per share and totaled $3.7 billion, a payout of 58 percent. Total consolidated debt decreased by $2.7 billion to $10.0 billion.

     Shareholders' equity increased by $3.0 billion to $40.4 billion. The ratio of debt to capital decreased to 19 percent in 1995 compared to 24 percent in 1994.

     In 1994, cash provided by operating activities totaled $9.9 billion, down $1.7 billion from 1993. Major sources of funds were net income of $5.1 billion and non-cash provisions of $5.0 billion for depreciation and depletion.

     Cash used in investing activities totaled $5.4 billion in 1994, down from $6.1 billion in 1993 as a result of lower additions to property, plant and equipment and increased proceeds from asset dispositions.

     Cash used in financing activities was $4.2 billion in 1994. Dividend payments on common shares were increased from $2.88 per share to $2.91 per share and totaled $3.6 billion, a payout of 71 percent. Total consolidated debt increased $0.1 billion to $12.7 billion.

     Shareholders' equity increased by $2.6 billion to $37.4 billion, resulting in a decline in the ratio of debt to capital to 24 percent in 1994 compared to 25 percent in 1993.

     As discussed in note 11 to the consolidated financial statements, the corporation's financial derivative activities are limited to simple risk management strategies. The corporation does not trade in financial derivatives nor does it use financial derivatives with leveraged features. The corporation maintains a system of controls that includes a policy covering the authorization, reporting and monitoring of derivative activity. The corporation's derivative activities pose no material credit or market risks to Exxon's operations, financial condition or liquidity.

     As discussed in note 14 to the consolidated financial statements, a number of lawsuits, including class actions, have been brought in various courts against Exxon Corporation and certain of its subsidiaries relating to the accidental release of crude oil from the grounding of the tanker Exxon Valdez in 1989. During 1994, a Federal District Court jury in Anchorage, Alaska returned compensatory and punitive damage verdicts in the civil litigation resulting from the grounding. The District Court has denied motions by the corporation to overturn or reduce the punitive verdict, and the corporation plans to appeal this verdict following entry of a final judgment by the District Court. The corporation believes that the $5 billion punitive damages verdict is unjustified and should be set aside or substantially reduced by appellate courts. The compensatory award is subject to a number of adjustments by the District Court, and is subject to appeal. Since it is impossible to estimate what the ultimate earnings impact will be, no charge was taken in 1994 or 1995 related to these verdicts.

                                                                              F7

     The U.S. Tax Court has decided the issue with respect to the pricing of crude oil purchased from Saudi Arabia for the years 1979 to 1981 in favor of the corporation. This decision is subject to appeal. Ultimate resolution of this tax issue and several other legal issues, notably a settlement of gas lifting imbalances in the common border area between the Netherlands and Germany, is not expected to have a materially adverse effect upon the corporation's operations, financial condition or liquidity.

     There are no events or uncertainties known to management beyond those already included in reported financial information that would indicate a material change in future operating results or future financial condition.

     In 1995, the corporation strengthened its financial position and flexibility to meet future financial needs. Although the corporation issues long-term debt from time to time and maintains a revolving commercial paper program, internally generated funds cover the majority of its financial requirements.

CAPITAL AND EXPLORATION EXPENDITURES

Capital and exploration expenditures in 1995 were $9.0 billion compared to $7.8 billion in 1994.

     Exploration and production spending totaled $4.7 billion in 1995, up 18 percent from $4.0 billion in 1994, reflecting increased spending for gas distribution and storage facilities in Europe and developments in the North Sea. Investments in refining and marketing totaled $2.1 billion in 1995, essentially the same as in 1994.

     Chemicals capital expenditures were $1.1 billion in 1995, up nearly $500 million from $0.6 billion in 1994, with the increase about equally split between investments in the U.S. and Asia-Pacific area.

     Investments in Hong Kong Power increased 18 percent in 1995 to $0.7 billion, as construction activity continued at the Black Point power station project.

     Capital and exploration expenditures in the U.S. totaled $2.1 billion in 1995. Spending outside the U.S. increased 17 percent to $6.9 billion primarily in Europe and the Asia-Pacific area. Total capital and exploration expenditures in 1996 should exceed the 1995 level as Exxon maintains its focus on profitable growth opportunities in each of the major operating segments.

     Firm commitments related to capital projects underway at year-end 1995 totaled approximately $3.2 billion, with the largest single commitment being $0.7 billion associated with the Hong Kong Power Black Point project. Similar commitments were $2.4 billion at the end of 1994. The corporation expects to fund the majority of these commitments through internally generated funds.

--------------------------------------------------------------------------------

+++++++       +++++++       +++++++       +++++++       +++++++       +++++++
+                   +       +                   +       +                   +
+                   +       +                   +       +                   +
+    GRAPH #1       +       +    GRAPH #2       +       +     GRAPH #3      +
+                   +       +                   +       +                   +
+                   +       +                   +       +                   +
+++++++       +++++++       +++++++       +++++++       +++++++       +++++++

GRAPH #1  -  FUNCTIONAL EARNINGS. Five-year history of earnings by function
             (Exploration & Production, Refining & Marketing, Chemicals and Other) and net income.

GRAPH #2  -  SOURCES AND USES OF CASH. Five-year history of cash sources (Cash from Operations and Asset Sales) compared to cash uses (Plant Additions and Dividends/Changes in Debt/Other).

GRAPH #3  -  CAPITAL AND EXPLORATION EXPENDITURES. Five-year history of capital and exploration expenditures by function (Exploration & Production, Refining & Marketing, Chemicals and Other).

                                                                              F8

                          CONSOLIDATED BALANCE SHEET


                                                Dec. 31          Dec. 31
                                                  1995            1994
--------------------------------------------------------------------------------
                                                  (millions of dollars)
Assets
  Current assets
    Cash and cash equivalents                   $  1,508        $  1,157
    Other marketable securities                      281             618
    Notes and accounts receivable, less
     estimated doubtful amounts                    8,925           8,073
    Inventories
      Crude oil, products and merchandise          4,865           4,717
      Materials and supplies                         816             824
    Prepaid taxes and expenses                       923           1,071
                                                ------------------------
        Total current assets                    $ 17,318        $ 16,460
  Investments and advances                         5,697           5,394
  Property, plant and equipment, at cost,
   less accumulated depreciation and depletion    65,446          63,425
  Other assets, including intangibles, net         2,835           2,583
                                                ------------------------
        Total assets                            $ 91,296        $ 87,862
                                                ========================

Liabilities
  Current liabilities
    Notes and loans payable                     $  2,247        $  3,858
    Accounts payable and accrued liabilities      14,113          13,391
    Income taxes payable                           2,376           2,244
                                                ------------------------
        Total current liabilities               $ 18,736        $ 19,493
  Long-term debt                                   7,778           8,831
  Annuity reserves and accrued liabilities         8,770           7,792
  Deferred income tax liabilities                 12,431          11,435
  Deferred credits                                   975             728
  Equity of minority and preferred shareholders
   in affiliated companies                         2,170           2,168
                                                ------------------------
        Total liabilities                       $ 50,860        $ 50,447
                                                ------------------------

Shareholders' Equity
  Preferred stock without par value (authorized
   200 million shares)                          $    454        $    554
  Guaranteed LESOP obligation                       (501)           (613)
  Common stock without par value (authorized
   2 billion shares, 1,813 million issued)         2,822           2,822
  Earnings reinvested                             53,539          50,821
  Cumulative foreign exchange translation
   adjustment                                      1,339             848
  Common stock held in treasury (571 million
   shares in 1995 and 1994)                      (17,217)        (17,017)
                                                ------------------------
        Total shareholders' equity              $ 40,436        $ 37,415
                                                ------------------------
        Total liabilities and shareholders'
         equity                                 $ 91,296        $ 87,862
                                                ========================

The information on pages F11 through F20 is an integral part of these statements.

                                                                              F9

                       CONSOLIDATED STATEMENT OF INCOME

                                                                          1995            1994            1993
----------------------------------------------------------------------------------------------------------------
                                                                                  (millions of dollars)
Revenue
  Sales and other operating revenue, including excise taxes             $121,804        $112,128        $109,532
  Earnings from equity interests and other revenue                         2,116           1,776           1,679
                                                                        ----------------------------------------
      Total revenue                                                     $123,920        $113,904        $111,211
                                                                        ----------------------------------------
Costs and other deductions
  Crude oil and product purchases                                       $ 49,695        $ 46,430        $ 46,124
  Operating expenses                                                      11,964          12,128          12,111
  Selling, general and administrative expenses                             7,629           7,226           7,009
  Depreciation and depletion                                               5,386           5,015           4,884
  Exploration expenses, including dry holes                                  693             666             648
  Interest expense                                                           571             773             681
  Excise taxes                                                            13,911          12,445          11,707
  Other taxes and duties                                                  23,328          21,184          19,745
  Income applicable to minority and preferred interests                      301             233             250
                                                                        ----------------------------------------
      Total costs and other deductions                                  $113,478        $106,100        $103,159
                                                                        ----------------------------------------
Income before income taxes                                              $ 10,442        $  7,804        $  8,052
   Income taxes                                                            3,972           2,704           2,772
                                                                        ----------------------------------------
Net income                                                              $  6,470        $  5,100        $  5,280
                                                                        ----------------------------------------
Net income per common share (dollars)                                   $   5.18        $   4.07        $   4.21

--------------------------------------------------------------------------------
                CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY



                                                           1995                  1994                   1993
                                                -----------------------------------------------------------------------
                                                 Shares       Dollars      Shares      Dollars      Shares     Dollars
-----------------------------------------------------------------------------------------------------------------------
                                                                               (millions)
Preferred stock outstanding at end of year           7        $   454          9      $    554         11     $    668
                                                ======                     =====                    =====
Guaranteed LESOP obligation                                      (501)                    (613)                   (716)
Common stock issued at end of year               1,813          2,822      1,813         2,822      1,813        2,822
Earnings reinvested
  At beginning of year                                       $ 50,821                 $ 49,365                $ 47,697
  Net income for year                                           6,470                    5,100                   5,280
  Dividends - common and preferred shares                      (3,752)                  (3,644)                 (3,612)
                                                ----------------------------------------------------------------------
  At end of year                                             $ 53,539                 $ 50,821                $ 49,365
                                                ----------------------------------------------------------------------
Cumulative foreign exchange translation
 adjustment
  At beginning of year                                       $    848                 $   (370)               $    192
  Change during the year                                          491                    1,218                    (562)
                                                ----------------------------------------------------------------------
  At end of year                                             $  1,339                 $    848                $   (370)
                                                ----------------------------------------------------------------------
Common stock held in treasury
  At beginning of year                            (571)      $(17,017)      (571)     $(16,977)      (571)    $(16,887)
  Acquisitions, at cost                             (9)          (628)        (4)         (220)        (5)        (323)
  Dispositions                                       9            428          4           180          5          233
                                                ----------------------------------------------------------------------
  At end of year                                  (571)      $(17,217)      (571)     $(17,017)      (571)    $(16,977)
                                                ----------------------------------------------------------------------
Shareholders' equity at end of year                          $ 40,436                 $ 37,415                $ 34,792
                                                ----------------------------------------------------------------------
Common shares outstanding at end of year         1,242                     1,242                    1,242
                                                ======================================================================

The information on pages F11 through F20 is an integral part of these statements.

                       CONSOLIDATED STATEMENT OF CASH FLOWS                  F10

                                                                                             1995            1994           1993
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     (millions of dollars)
Cash flows from operating activities
  Net income
    Accruing to Exxon shareholders                                                         $ 6,470         $ 5,100         $ 5,280
    Accruing to minority and preferred interests                                               301             233             250
  Adjustments for non-cash transactions
    Depreciation and depletion                                                               5,386           5,015           4,884
    Deferred income tax charges                                                              1,043             260              64
    Annuity and accrued liability provisions                                                   843            (662)            255
  Dividends received which were less than equity in current earnings of equity companies       (22)             (3)             (9)
  Changes in operational working capital, excluding cash and debt
    Reduction/(increase) - Notes and accounts receivable                                      (702)           (923)            965
                         - Inventories                                                          37             180             156
                         - Prepaid taxes and expenses                                          109            (111)             (4)
    Increase/(reduction) - Accounts and other payables                                         546             565             (93)
  All other items - net                                                                       (164)            197            (245)
                                                                                           ---------------------------------------
    Net cash provided by operating activities                                              $13,847         $ 9,851         $11,503
                                                                                           ---------------------------------------
Cash flows from investing activities
  Additions to property, plant and equipment                                               $(7,128)        $(6,643)        $(6,956)
  Sales of subsidiaries and property, plant and equipment                                      666           1,359           1,095
  Additional investments and advances                                                         (530)           (309)           (331)
  Sales of investments and collection of advances                                              285             158             168
  Additions to other marketable securities                                                    (380)         (1,341)         (1,323)
  Sales of other marketable securities                                                         732           1,354           1,246
                                                                                           ---------------------------------------
    Net cash used in investing activities                                                  $(6,355)        $(5,422)        $(6,101)
                                                                                           ---------------------------------------
Net cash generation before financing activities                                            $ 7,492         $ 4,429         $ 5,402
                                                                                           ---------------------------------------
Cash flows from financing activities
  Additions to long-term debt                                                              $ 1,092         $ 1,221         $ 1,635
  Reductions in long-term debt                                                              (1,492)           (377)           (313)
  Additions to short-term debt                                                                 423             330             249
  Reductions in short-term debt                                                               (901)         (1,205)         (1,168)
  Additions/(reductions) in debt with less than 90 day maturity                             (1,827)              5          (1,112)
  Cash dividends to Exxon shareholders                                                      (3,765)         (3,659)         (3,630)
  Cash dividends to minority interests                                                        (282)           (420)           (249)
  Changes in minority interests and sales/(redemptions) of affiliate preferred stock           (84)             25            (500)
  Common stock acquired                                                                       (628)           (220)           (323)
  Common stock sold                                                                            328              66             131
                                                                                           ---------------------------------------
    Net cash used in financing activities                                                  $(7,136)        $(4,234)        $(5,280)
                                                                                           ---------------------------------------
Effects of exchange rate changes in cash                                                   $    (5)        $   (21)        $   (37)
                                                                                           ---------------------------------------
Increase in cash and cash equivalents                                                      $   351         $   174         $    85
Cash and cash equivalents at beginning of year                                               1,157             983             898
                                                                                           ---------------------------------------
Cash and cash equivalents at end of year                                                   $ 1,508         $ 1,157         $   983
                                                                                           =======================================

The information on pages F11 through F20 is an integral part of these statements.

                                                                             F11

                       REPORT OF INDEPENDENT ACCOUNTANTS

Price Waterhouse LLP
                                                            Dallas, Texas
                                                            February 28, 1996

To the Shareholders of Exxon Corporation

In our opinion, the consolidated financial statements appearing on pages F8 through F20 present fairly, in all material respects, the financial position of Exxon Corporation and its subsidiary companies at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          /S/ Price Waterhouse LLP

--------------------------------------------------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The company's principal business is energy involving the worldwide exploration, production, transportation and sale of crude oil and natural gas and the manufacture, transportation and sale of petroleum products. The company is also a major worldwide manufacturer and marketer of petrochemicals, and participates in coal and minerals mining and electric power generation.

        The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

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

        Investments in all other companies, none of which is signifi-cant, are included in "Investments and advances" at cost or less. Dividends from these companies are included in income as received.

Financial Instruments. Interest rate swap agreements are used to modify the interest rates on certain debt obligations. The interest differentials to be paid or received under such swaps are recognized over the life of the agreements as adjustments to interest expense. Currency exchange contracts are used to reduce the risk of adverse foreign currency movements related to certain foreign currency debt obligations. The gains or losses arising from currency exchange contracts offset foreign exchange gains or losses on the underlying assets or liabilities and are recognized as offsetting adjustments to the carrying amounts. Commodity swap and futures contracts are used to mitigate the risk of unfavorable price movements on certain crude and petroleum product purchases and sales. Gains or losses on these contracts are recognized as adjustments to purchase costs or to sales revenue. Related amounts payable to or receivable from counterparties are included in current assets and liabilities.

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

                                                                             F12

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

        In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement had no impact on the corporation's results of operations or financial position upon adoption in January 1996.

Environmental Conservation and Site Restoration Costs. Liabilities for environmental conservation are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. These liabilities are not reduced by possible recoveries from third parties, and projected cash expenditures are not discounted.

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

2. Miscellaneous Financial Information

Research and development costs totaled $525 million in 1995, $558 million in 1994 and $593 million in 1993.

        Net income included aggregate foreign exchange transaction gains of $26 million in 1995, losses of $30 million in 1994 and gains of $61 million in 1993.

        In 1995, 1994 and 1993, net income included gains of $12 million, $8 million and $86 million, respectively, attributable to the combined effects of LIFO inventory accumulations and draw-downs. The aggregate replacement cost of inventories was estimated to exceed their LIFO carrying values by $2,902 million and $2,430 million at December 31, 1995 and 1994, respectively.

3. Cash Flow Information

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

        Cash payments for interest were: 1995 - $776 million; 1994 - $839 million; 1993 - $742 million. Cash payments for income taxes were: 1995 - $2,797 million; 1994 - $2,548 million; 1993 - $2,470 million.

4. Additional Working Capital Data


                                           Dec. 31         Dec. 31
                                            1995            1994
------------------------------------------------------------------
                                            (millions of dollars)
Notes and accounts receivable
  Trade, less reserves of $76 million
   and $75 million                         $ 6,979         $ 6,292
  Other, less reserves of $28 million
   and $31 million                           1,946           1,781
                                           -----------------------
                                           $ 8,925         $ 8,073
                                           =======================
Notes and loans payable
  Bank loans                               $ 1,194         $ 1,175
  Commercial paper                             525           2,025
  Long-term debt due within one year           495             624
  Other                                         33              34
                                           -----------------------
                                           $ 2,247         $ 3,858
                                           =======================

Accounts payable and accrued liabilities
  Trade payables                           $ 8,470         $ 7,466
  Obligations to equity companies              813             803
  Accrued taxes other than income taxes      2,662           2,760
  Other                                      2,168           2,362
                                           -----------------------
                                           $14,113         $13,391
                                           =======================

On December 31, 1995, unused credit lines for short-term financing totaled approximately $6.5 billion. Of this total, $4.7 billion support commercial paper programs under terms negotiated when drawn. The weighted average interest rate on short-term borrowings outstanding at December 31, 1995 and 1994 was 6.2 percent and 6.3 percent, respectively.

                                                                             F13

5. Equity Company Information

The summarized financial information below includes those less than majority-owned companies for which Exxon's share of net income is included in consolidated net income (see note 1). These companies are primarily engaged in natural gas production and distribution in the Netherlands and Germany, refining and marketing operations in Japan and several chemical operations.

                                                                                  1995            1994            1993
                                                                  -----------------------------------------------------------------
                                                                               Exxon                   Exxon                  Exxon
                                                                   Total       share       Total       share      Total       share
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         (millions of dollars)
Total revenues
  Percent of revenues from companies included in the Exxon
   consolidation was 16% in 1995, 18% in 1994 and 18% in 1993     $32,187     $10,506     $26,078     $8,535     $25,295     $8,118
                                                                  -----------------------------------------------------------------
Income before income taxes                                        $ 4,227     $ 1,974     $ 3,099     $1,396     $ 3,255     $1,441
Less: Related income taxes                                         (1,306)       (596)     (1,101)      (487)     (1,237)      (528)

                                                                  -----------------------------------------------------------------
    Net income                                                    $ 2,921     $ 1,378     $ 1,998     $  909     $ 2,018     $  913
                                                                  =================================================================
Current assets                                                    $ 9,789     $ 3,261     $ 9,692     $3,254     $ 8,800     $2,892
Property, plant and equipment, less accumulated depreciation       14,272       5,671      13,230      5,380      11,930      4,877
Other long-term assets                                              3,633       1,312       3,219      1,127       2,981      1,059
                                                                  -----------------------------------------------------------------
    Total assets                                                  $27,694     $10,244     $26,141     $9,761     $23,711     $8,828
                                                                  -----------------------------------------------------------------
Short-term debt                                                   $ 1,233     $   371     $ 1,343     $  390     $ 1,657     $  480
Other current liabilities                                           8,128       2,864       7,368      2,651       6,588      2,388
Long-term debt                                                      2,660         839       2,543        817       2,279        756
Other long-term liabilities                                         4,424       1,818       4,274      1,832       3,709      1,591
Advances from shareholders                                          1,000         577         881        448         819        408
                                                                  -----------------------------------------------------------------
    Net assets                                                    $10,249     $ 3,775     $ 9,732     $3,623     $ 8,659     $3,205
                                                                  =================================================================

6. Investments and Advances

                                                    Dec. 31       Dec. 31
                                                     1995          1994
-------------------------------------------------------------------------
                                                    (millions of dollars)
In less than majority-owned companies
  Carried at equity in underlying assets
    Investments                                      $3,775        $3,623
    Advances                                            577           448
                                                     --------------------
                                                     $4,352        $4,071
  Carried at cost or less                               139           158
                                                     --------------------
                                                     $4,491        $4,229
Long-term receivables and miscellaneous
  investments at cost or less                         1,206         1,165
                                                     --------------------
      Total                                          $5,697        $5,394
                                                     ====================

7. Investment in Property, Plant and Equipment

                                         Dec. 31, 1995          Dec. 31, 1994
--------------------------------------------------------------------------------
                                        Cost        Net        Cost       Net
--------------------------------------------------------------------------------
                                                  (millions of dollars)
Petroleum and natural gas
  Exploration and production          $ 66,797    $32,170    $ 64,483   $32,177
  Refining and marketing                32,106     18,152      30,389    17,422
                                      -----------------------------------------
    Total petroleum and natural gas   $ 98,903    $50,322    $ 94,872   $49,599
Chemicals                               10,018      5,370       9,124     4,892
Other                                   13,416      9,754      12,330     8,934
                                      -----------------------------------------
    Total                             $122,337    $65,446    $116,326   $63,425
                                      =========================================

Accumulated depreciation and depletion totaled $56,891 million at the end of 1995 and $52,901 million at the end of 1994. Interest capitalized in 1995, 1994 and 1993 was $533 million, $405 million and $374 million, respectively.

                                                                             F14

8. Leased Facilities

At December 31, 1995, the corporation and its consolidated subsidiaries held non-cancelable operating charters and leases covering drilling equipment, tankers, service stations and other properties with minimum lease commitments as follows:

              Minimum            Related
             commitment       rental income
-------------------------------------------
                 (millions of dollars)
1996                $  734             $ 39
1997                   581               30
1998                   352               20
1999                   260               16
2000                   216               14
2001 and beyond      1,183              104

        Net rental expenditures for 1995, 1994 and 1993 totaled $1,212 million, $1,173 million and $1,130 million, respectively, after being reduced by related rental income of $157 million, $147 million and $134 million, respectively. Minimum rental expenditures totaled $1,280 million in 1995, $1,239 million in 1994 and $1,184 million in 1993.

9. Capital

In 1989, the corporation sold 16.3 million shares of a new issue of convertible Class A Preferred Stock to its leveraged employee stock ownership plan (LESOP) trust for $61.50 per share. The proceeds of the issuance were used by the corporation for general corporate purposes. The corporation recorded a "Guaranteed LESOP Obligation" of $1,000 million as debt and as a reduction in shareholders' equity, representing company-guaranteed borrowings by the LESOP trust to purchase the preferred stock. As the debt is repaid, the Guaranteed LESOP Obligation will be extinguished. The stock can be converted into common stock at the lower of common stock market value or $61.50. Dividends are cumulative and payable in an amount per share equal to $4.68 per annum. Dividends paid per preferred share were $4.68 in 1995, 1994 and 1993.

        Dividends paid per common share were $3.00 in 1995, $2.91 in 1994 and $2.88 in 1993.

        Earnings per common share are based on net income less preferred stock dividends and the weighted average number of outstanding common shares during each year, adjusted for stock splits.

10. Leveraged Employee Stock Ownership Plan (LESOP)

In 1989, the corporation's employee stock ownership plan trustee borrowed $1,000 million under the terms of notes guaranteed by the corporation maturing between 1990 and 1999. The principal due on the notes increases from $75 million in 1990 to $125 million in 1999. As further described in note 9, the LESOP trustee used the proceeds of the borrowing to purchase shares of convertible Class A Preferred Stock.

        Employees eligible to participate in the corporation's thrift plan may elect to participate in the LESOP. Corporation contributions to the plan, plus dividends, are used to make principal and interest payments on the notes. As contributions and dividends are credited, shares of preferred stock are proportionately converted into common stock, with no cash flow impact to the corporation, and allocated to participants' accounts. In 1995, 1994 and 1993,
1.6 million, 1.8 million and 1.7 million shares of preferred stock totaling $100 million, $114 million and $102 million, respectively, were converted to common stock and allocated. Preferred dividends of $38 million, $46 million and $54 million were paid during 1995, 1994 and 1993, respectively, and covered interest payments on the notes. The 1995, 1994 and 1993 principal payments were made from employer contributions and dividends reinvested within the LESOP trust and payments, if any, by Exxon as guarantor.

        Accounting for the plan follows the principles which were in effect in 1989 when the plan was established. The amount of compensation expense recorded by the corporation for contributions to the plan was $73 million in 1995, $80 million in 1994 and $70 million in 1993. The LESOP trust held 7.4 million and
9.0 million shares of preferred stock, and 19.3 million and 18.3 million shares of common stock at the end of 1995 and 1994, respectively.

11. Interest Rate Swap, Currency Exchange and Commodity Contracts

The corporation limits its use of financial derivative instruments to simple risk management activities. The corporation does not hold or issue financial derivative instruments for trading purposes nor does it use financial derivatives with leveraged features. Derivative instruments are matched to existing assets, liabilities or transactions with the objective of mitigating the impact of adverse movements in interest rates, currency exchange rates or commodity prices. These instruments normally equal the amount of the underlying assets, liabilities or transactions and are held to maturity. Instruments are either traded over authorized exchanges or with counterparties of high credit standing. As a result of the above factors, the corporation's exposure to market and credit risks from financial derivative instruments is considered to be negligible.

        Interest rate swap agreements are used to adjust the ratio of fixed and floating rates in the corporation's debt portfolio. Interest rate swap agreements, maturing 1996-1999, had an aggregate notional principal amount of $510 million and $604 million at year-end 1995 and 1994, respectively. Currency exchange contracts are used to reduce the risk of adverse foreign currency movements related to certain foreign currency debt

                                                                             F15

obligations. Currency exchange contracts, maturing 1996-2005, totaled $1,795 million at year-end 1995 and $2,998 million at year-end 1994. These amounts included contracts in which affiliates held positions which were effectively offsetting totaling $810 million in 1995 and $2,209 million in 1994. Excluding these, the remaining currency exchange contracts totaled $985 million and $789 million at year-end 1995 and 1994, respectively.

        The corporation makes limited use of commodity swap and futures contracts of short duration to mitigate the risk of unfavorable price movements on certain crude and petroleum product purchases and sales. These contracts had an aggregate notional amount of $4 million at year-end 1995, maturing in 1996, and $37 million at year-end 1994.

12. Fair Value of Financial Instruments

The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. Long-term debt is the only category of financial instruments whose fair value has differed materially from the recorded book value. The estimated fair value of total long-term debt, including capitalized lease obligations, at December 31, 1995 and 1994 was $8.8 billion and $8.9 billion, respectively, as compared to recorded book values of $7.8 billion and $8.8 billion.

13. Long-Term Debt

At December 31, 1995, long-term debt consisted of $6,761 million due in U.S. dollars and $1,017 million representing the U.S. dollar equivalent at year-end exchange rates of amounts payable in foreign currencies. These amounts exclude that portion of long-term debt, totaling $495 million, which matures within one year and is included in current liabilities. The amounts of long-term debt maturing, together with sinking fund payments required, in each of the four years after December 31, 1996, in millions of dollars, are: 1997 - $452; 1998 - $626; 1999 - $655; 2000 - $210. Certain of the borrowings described may from time to time be assigned to other Exxon affiliates. At December 31, 1995, the corporation had $1.3 billion in unused long-term credit lines.

        In 1995, debt totaling $442 million was removed from the balance sheet as a result of the deposit of U.S. government securities in irrevocable trusts. Together with amounts defeased prior to 1995, the total outstanding balance of defeased debt at year-end 1995 was $490 million.

        Summarized long-term borrowings at year-end 1995 and 1994 were as follows:

                                                            Dec. 31    Dec. 31
                                                              1995       1994
--------------------------------------------------------------------------------
                                                           (millions of dollars)
Exxon Capital Corporation
7.875% Guaranteed notes due 1996                             $    -     $  250
7.75% Guaranteed notes due 1996                                   -        250
4.5% Guaranteed notes due 1996                                    -        243
7.875% Guaranteed notes due 1997                                  -        250
8.0% Guaranteed notes due 1998**                                  -        249
6.5% Guaranteed notes due 1999                                    -        249
8.25% Guaranteed notes due 1999                                  26        200
7.45% Guaranteed notes due 2001                                 246        250
6.625% Guaranteed notes due 2002                                217        250
6.15% Guaranteed notes due 2003                                 196        250
Guaranteed zero coupon notes due 2004
  -Face value ($1,146) net of
     unamortized discount                                       432        387
6.0% Guaranteed notes due 2005                                  246        250
6.125% Guaranteed notes due 2008                                250        250

Exxon Funding B.V.
8.0% Guaranteed notes due 1998**                                249          -

SeaRiver Maritime Financial Holdings, Inc.
Guaranteed debt securities due 1997-2011                        150        150
Guaranteed deferred interest
  debentures due 2012
  -Face value ($771) net of
     unamortized discount                                       472        424

Exxon Energy Limited
8.3% Hong Kong dollar loan due 1996-2008                        174        192
7.16% Guaranteed loan due 1996-2012                             243         64
8.5% British pound loans due 1999-2002                           70         70
Floating rate term loan due 1999-2006                           531        228
6.87% notes due 2003                                            173        173

Imperial Oil Limited
9.875% Canadian dollar notes due 1999                           174        172
8.3% notes due 2001                                             200        199
Variable rate notes due 2004                                  1,000      1,000
8.75% notes due 2019                                            219        219

Industrial revenue bonds due 2012-2033                          926        871
Guaranteed LESOP notes due 1996-1999                            386        509
Other U.S. dollar obligations                                   599        601
Other foreign currency obligations                              542        558
Capitalized lease obligations*                                   57         73
                                                             -----------------
    Total long-term debt                                     $7,778     $8,831
                                                             =================

 *At an average imputed interest rate of 9.1% in 1995 and 9.8% in 1994. **Assigned from Exxon Capital Corporation to Exxon Funding B.V. in 1995.

                                                                             F16

14. Litigation and Other Contingencies

A number of lawsuits, including class actions, have been brought in various courts against Exxon Corporation and certain of its subsidiaries relating to the accidental release of crude oil from the tanker Exxon Valdez in 1989. Most of these lawsuits seek unspecified compensatory and punitive damages. Several lawsuits seek damages in varying specified amounts.

        A civil trial in the United States District Court for the District of Alaska commenced on May 2, 1994 on punitive damage claims made by a class composed of all persons and entities seeking punitive damages from the corporation as a result of the Exxon Valdez grounding. On September 16, 1994, the jury returned a verdict awarding the class punitive damages of $5 billion. The verdict is not final. The corporation plans to appeal this verdict following entry of a final judgment by the District Court. The corporation believes that this verdict is unjustified and should be set aside or substantially reduced by the District Court or appellate courts.

        Many of the claims of individuals have been dismissed by the courts but have been appealed. A number of claims have been settled. With respect to the remaining compensatory damage claims against the corporation arising from the grounding, many of these claims have been or will be addressed in the same federal civil trial proceeding, which is still ongoing. On August 11, 1994, the jury returned a verdict finding that fisher plaintiffs were damaged in the amount of $286.8 million. On August 31, 1995, the District Court issued an order that reduced this verdict to about $70 million to reflect payments already made to the plaintiffs by the corporation and others. The corporation expects this lesser amount to be further reduced. Additional claims for compensatory damages, scheduled for determination in the final phase of the trial, have been settled. The remaining class action claims are included in a $3.5 million settlement of this final phase. The class settlement is subject to approval by the court. The total amount of the settlement will be satisfied by recognition of prior payments made to the plaintiffs by the corporation and others. If the settlement is approved, the federal trial will be concluded. There are a number of additional cases pending in state court in Alaska where the compensatory damages claimed have not been fully specified.

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

        The corporation and certain of its consolidated subsidiaries were contingently liable at December 31, 1995 for $1,463 million, primarily relating to guarantees for notes, loans and performance under contracts. This includes $1,109 million representing guarantees of non-U.S. excise taxes and customs duties of other companies, entered into as a normal business practice, under reciprocal arrangements. Not included in this figure are guarantees by consolidated affiliates of $1,175 million, representing Exxon's share of obligations of certain equity companies.

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

        Assets are contributed to trustees and insurance companies to provide benefits for many of Exxon's retirement plans and are primarily invested in equity and fixed income securities. All funded U.S. plans meet the full funding requirements of the Department of Labor and the Internal Revenue Service as detailed in the table at the end of this note. Certain smaller U.S. plans, and a number of non-U.S. plans, are not funded because of local tax conventions and regulatory practices which do not encourage funding in these plans. Book reserves have been established for these plans to provide for future benefit payments.

                                                                             F17

                                                                       U.S. Plans                       Non-U.S. Plans
                                                            ------------------------------      ------------------------------
Annuity plans net pension cost/(credit)                       1995        1994        1993         1995       1994       1993
------------------------------------------------------------------------------------------------------------------------------
                                                                                   (millions of dollars)
Cost of benefits earned by employees during the year          $ 111       $ 146      $ 111        $ 148       $ 163      $ 144
Interest accrual on benefits earned in prior years              362         354        350          540         483        482
Actual (gain)/loss on plan assets                              (796)        (44)      (463)        (625)         76       (742)
Deferral of actual versus assumed return on assets              486        (286)       146          254        (423)       437
Amortization of actuarial (gain)/loss and prior service cost    (23)         10        (35)          20          67         52
Net pension enhancement and curtailment/settlement expense       (9)          9        (13)          11          35          6
                                                              ----------------------------------------------------------------
Net pension cost for the year                                 $ 131       $ 189      $  96        $ 348       $ 401      $ 379
                                                              ================================================================

                                                                               U.S. Plans                   Non-U.S. Plans
                                                                           --------------------          ---------------------
                                                                           Dec. 31      Dec. 31          Dec. 31      Dec. 31
Annuity plans status                                                         1995         1994            1995         1994
------------------------------------------------------------------------------------------------------------------------------
                                                                                         (millions of dollars)
Actuarial present value of benefit obligations
  Benefits based on service to date and present pay levels
    Vested                                                                  $4,047       $3,357         $  5,921     $  5,080
    Non-vested                                                                 527          378              195          243
                                                                            -------------------         ---------------------
      Total accumulated benefit obligation                                  $4,574       $3,735         $  6,116     $  5,323
  Additional benefits related to projected pay increases                       784          647              953          738
                                                                            -------------------         ---------------------
      Total projected benefit obligation                                    $5,358       $4,382         $  7,069     $  6,061
                                                                            -------------------         ---------------------
Funded assets (market values)                                                3,753        3,298            4,547        3,980
Book reserves                                                                1,178        1,098            2,226        2,015
                                                                            -------------------         ---------------------
      Total funded assets and book reserves                                 $4,931       $4,396         $  6,773     $  5,995
                                                                            -------------------         ---------------------
Assets and reserves in excess of/(less than) projected benefit obligation   $ (427)      $   14         $   (296)    $    (66)
  Unrecognized net gain at transition                                       $  243       $  312         $     21     $     26
  Unrecognized net actuarial gain/(loss) since transition                     (568)        (186)             (16)         194
  Unrecognized prior service costs incurred since transition                  (102)        (112)            (301)        (286)

Assets and reserves in excess of accumulated benefit obligation             $  357       $  661         $    657     $    672

Assumptions in projected benefit obligation and expense (percent)
  Discount rate                                                               7.00         8.75         5.0- 9.0     5.0-10.0
  Long-term rate of compensation increase                                     4.50         5.00         3.0- 7.0     3.0- 7.0
  Long-term annual rate of return on funded assets                           10.00        10.00         6.0-10.0     5.0-10.0
------------------------------------------------------------------------------------------------------------------------------

        Pension data, as shown above, is reported as required by current accounting standards which specify use of a discount rate at which pension liabilities could be effectively settled. The discount rate stipulated for use in calculating year-end pension liabilities is based on the year-end rate of interest on high quality bonds. For determining the funding requirements of U.S. pension plans in accordance with applicable federal government regulations, Exxon has elected to use the expected long-term rate of return of the pension fund's actual portfolio as the discount rate. This rate, approximately 10 percent, has historically been higher than bonds as the majority of pension assets is invested in equities. On this basis, all of Exxon's U.S. funded plans meet the full funding requirements of the government as shown below. In fact, the actual rate earned over the past decade has been 12 percent.

                                                                                                Dec. 31           Dec. 31
Status of U.S. plans subject to federal government funding requirements                           1995             1994
------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (millions of dollars)
Funded assets at market value less total projected benefit obligation                           $(1,605)          $(1,084)
Differences between accounting and funding basis:
  Certain smaller plans unfunded due to lack of tax and regulatory incentives                       520               424
  Use of long term rate of return on fund assets as the discount rate                             1,170               455
  Use of government regulations and other actuarial adjustments                                     (85)              212
                                                                                                --------------------------
Funded assets in excess of obligations under government regulations                             $     -           $     7

                                                                             F18

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

                                                 1995                            1994                            1993
                                        --------------------------      --------------------------      --------------------------
Other postretirement benefits expense   Total   Health  Life/Other      Total   Health  Life/Other      Total   Health  Life/Other
----------------------------------------------------------------------------------------------------------------------------------
                                                                           (millions of dollars)
Service cost                            $ 22     $11      $ 11         $  27     $12      $ 15         $  22     $10      $ 12
Interest cost                            133      46        87           128      45        83           127      49        78
Actual (gain) on plan assets             (99)      -       (99)            -       -         -           (36)      -       (36)
Deferral of actual versus assumed return
  on assets                               71       -        71           (28)      -       (28)           11       -        11
Amortization of actuarial loss             1       -         1            14       4        10             1       1         -
                                        --------------------------------------------------------------------------------------
    Net expense                         $128     $57      $ 71          $141     $61       $80          $125     $60       $65
                                        ======================================================================================

                                                                             Dec. 31, 1995                   Dec. 31, 1994
                                                                       --------------------------       --------------------------
Other postretirement benefit plans status                              Total   Health  Life/Other       Total   Health  Life/Other
----------------------------------------------------------------------------------------------------------------------------------
                                                                                          (millions of dollars)
Accumulated postretirement benefit obligation
  Retirees                                                            $1,375    $463    $  912          $1,211    $408    $  803
  Fully eligible participants                                            120      41        79              96      35        61
  Other active participants                                              394     147       247             262     109       153
                                                                      ----------------------------------------------------------
                                                                      $1,889    $651    $1,238          $1,569    $552    $1,017
Funded assets (market values)                                           (375)      -      (375)           (286)      -      (286)
Unrecognized prior service costs                                         (24)    (24)        -             (27)    (27)        -
Unrecognized net gain/(loss)                                            (207)    (93)     (114)             33      34        (1)
                                                                      ----------------------------------------------------------
Book reserves                                                         $1,283    $534    $  749          $1,289    $559    $  730
                                                                      ==========================================================
Assumptions in accumulated postretirement benefit
obligation and expense (percent)
  Discount rate                                                         7.00                              8.75
  Long-term rate of compensation increase                               4.50                              5.00
  Long-term annual rate of return on funded assets                     10.00                             10.00
----------------------------------------------------------------------------------------------------------------------------------

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

        As under earlier programs, options and SARs may be granted at prices not less than 100 percent of market value on the date of grant. Options and SARs thus far granted are exercisable after one year of continuous employment following the date of grant. Options for 37,754,909 and 39,035,102 common shares were outstanding at December 31, 1995 and 1994, respectively. Of those options, 4,310,381 and 7,306,949 at December 31, 1995 and 1994, respectively, included SARs. In anticipation of settlement of SARs at market value of the shares covered by the options to which they are attached, $1 million, $4 million and $23 million was credited to earnings in 1995, 1994 and 1993, respectively. Exercise of either a related option or a related SAR cancels the other to the extent exercised. No SARs were granted in 1995.










        Changes that occurred during 1995 in options outstanding are summarized below:

                                   1993            1988           1983
                                 Program         Program        Program
-------------------------------------------------------------------------
                                        (number of common shares)
Outstanding at
  December 31, 1994            11,596,625      23,863,348      3,575,129
Granted at $78.94
  average per share             5,892,710               -              -
Less: Exercised at $46.24
  average per share               256,752       4,820,809      1,914,086
      Expired/Canceled            108,850          67,006          5,400
                               -----------------------------------------
Outstanding at
  December 31, 1995            17,123,733      18,975,533      1,655,643
                               =========================================
Options exercisable at
  December 31, 1995            11,231,023      18,975,533      1,655,643
                               =========================================

                                                                             F19

        Shares available for granting at the beginning of 1995 were 14,293,467 and 8,252,456 at the end of 1995. The weighted average option price per common share of the options outstanding at December 31, 1995 under the 1993 Incentive Program and earlier programs was $59.40.

        The effect on net income per common share from the assumed exercise of stock options outstanding at year-end 1995, 1994 or 1993 would be insignificant.

        In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation." As permitted by the Statement, Exxon plans to retain its current method of accounting for stock compensation upon adoption of this Statement in 1996.

        At December 31, 1995 and 1994, respectively, 170,500 and 164,500 shares of restricted common stock were outstanding.

------------------------------------------------------------------------------------------------------------------------------------

18. Income, Excise and Other Taxes
                                               1995                               1994                              1993
------------------------------------------------------------------------------------------------------------------------------------

                                  United       Non-                  United       Non-                  United      Non-
                                  States       U.S.      Total       States       U.S.      Total       States      U.S.     Total
------------------------------------------------------------------------------------------------------------------------------------

                                                                          (millions of dollars)
Income taxes
  Federal or non-U.S.
    Current                      $  854      $ 1,966    $ 2,820     $  380      $ 2,036    $ 2,416      $  622    $ 1,941   $ 2,563
    Deferred - net                  199          789        988        153           93        246          73         50       123
U.S. tax on non-U.S. operations      45            -         45         (8)           -         (8)        (16)         -       (16)
                                 --------------------------------------------------------------------------------------------------
                                 $1,098      $ 2,755    $ 3,853     $  525      $ 2,129    $ 2,654      $  679    $ 1,991   $ 2,670
  State                             119            -        119         50            -         50         102          -       102
                                 --------------------------------------------------------------------------------------------------
      Total income tax expense   $1,217      $ 2,755    $ 3,972     $  575      $ 2,129    $ 2,704      $  781    $ 1,991   $ 2,772
Excise taxes                      2,356       11,555     13,911      2,266       10,179     12,445       2,179      9,528    11,707
Other taxes and duties              870       22,458     23,328        874       20,310     21,184         987     18,758    19,745
                                 --------------------------------------------------------------------------------------------------
      Total                      $4,443      $36,768    $41,211     $3,715      $32,618    $36,333      $3,947    $30,277   $34,224
                                 ==================================================================================================

The above provisions for deferred income taxes include net (charges)/credits for the effect of changes in tax laws and rates of $(83) million in 1995, $43 million in 1994 and $146 million in 1993. Income taxes of $(14) million in 1995, $(10) million in 1994 and $109 million in 1993, were (charged)/credited directly to shareholders' equity.

--------------------------------------------------------------------------------

        The reconciliation between income tax expense and a theoretical U.S. tax computed by applying a rate of 35 percent for 1995, 1994 and 1993, is as follows:

                                         1995           1994           1993
--------------------------------------------------------------------------------
                                               (millions of dollars)
Earnings before Federal and
  non-U.S. income taxes
    United States                       $ 2,619        $1,924         $1,893
    Non-U.S.                              7,704         5,830          6,057
                                        ------------------------------------
      Total                             $10,323        $7,754         $7,950
                                        ------------------------------------
Theoretical tax                         $ 3,613        $2,714         $2,783
Effect of equity method accounting         (482)         (318)          (320)
Adjustment for non-U.S. taxes in
  excess of theoretical U.S. tax            541           407            191
U.S. tax on non-U.S. operations              45            (8)           (16)
Other U.S.                                  136          (141)            32
                                        ------------------------------------
Federal and non-U.S. income
  tax expense                           $ 3,853        $2,654         $2,670
                                        ====================================
      Total effective tax rate             41.4%         38.5%          38.5%

        The effective income tax rate includes state income taxes and the corporation's share of income taxes of equity companies. Equity company taxes totaled $596 million in 1995, $487 million in 1994 and $528 million in 1993, essentially all outside the U.S.

        Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

        Deferred tax liabilities (assets) are comprised of the following at December 31:

Tax effects of temporary differences for:             1995            1994
--------------------------------------------------------------------------------
                                                      (millions of dollars)
Depreciation                                         $ 9,938         $ 8,944
Intangible development costs                           3,088           3,116
Capitalized interest                                   1,074             944
Other liabilities                                      1,296           1,250
                                                     -----------------------
    Total deferred tax liabilities                   $15,396         $14,254
                                                     -----------------------

Pension and other postretirement benefits            $(1,072)        $(1,032)
Site restoration reserves                               (794)           (787)
Tax loss carryforwards                                  (583)           (598)
Other assets                                          (1,035)         (1,089)
                                                     -----------------------
    Total deferred tax assets                        $(3,484)        $(3,506)
                                                     -----------------------
Asset valuation allowances                               314             293
                                                     -----------------------
    Net deferred tax liabilities                     $12,226         $11,041
                                                     =======================

        The corporation had $8.5 billion of indefinitely reinvested, undistributed earnings from subsidiary companies outside the U.S. Unrecognized deferred taxes on remittance of these funds are not expected to be material.

                                                                             F20

19. Distribution of Earnings and Assets

Segment                                      1995                             1994                             1993
----------------------------------------------------------------------------------------------------------------------------------
                                                     Corporate                        Corporate                          Corporate
                              Petroleum    Chemicals   total    Petroleum   Chemicals   total    Petroleum   Chemicals     total
                              ----------------------------------------------------------------------------------------------------
                                                                     (millions of dollars)
Sales and operating revenue
  Non-affiliated              $107,749      $11,737   $121,804   $100,409   $ 9,544    $112,128   $ 98,808     $ 8,641    $109,532
  Intersegment                   2,539        1,609          -      2,327     1,419           -      2,411       1,383           -
                              ----------------------------------------------------------------------------------------------------
    Total                     $110,288      $13,346   $121,804   $102,736   $10,963    $112,128   $101,219     $10,024    $109,532
                              ====================================================================================================
Operating profit              $  6,654      $ 2,734   $ 10,185   $  5,935   $ 1,262    $  7,897   $  7,445     $   638    $  8,390
Add/(deduct):
  Income taxes                  (3,060)        (896)    (4,065)    (2,538)     (344)     (2,992)    (2,938)       (207)     (3,156)
  Minority interests              (129)         (27)      (365)      (119)       (7)       (307)      (136)         (8)       (302)
  Earnings of
    equity companies             1,219          207      1,426        893        43         936        957         (12)        945
  Corporate and financing            -            -       (711)         -         -        (434)         -           -        (597)
                              ----------------------------------------------------------------------------------------------------
Earnings                      $  4,684      $ 2,018   $  6,470   $  4,171   $   954    $  5,100   $  5,328     $   411    $  5,280
                              ====================================================================================================
Identifiable assets           $ 68,852      $ 9,595   $ 91,296   $ 67,017   $ 8,778    $ 87,862   $ 64,336     $ 8,478    $ 84,145
Depreciation and depletion    $  4,474      $   399   $  5,386   $  4,178   $   399    $  5,015   $  4,033     $   408    $  4,884
Additions to plant            $  5,055      $   782   $  7,201   $  4,884   $   473    $  6,568   $  5,392     $   542    $  6,919

Geographic                                        Sales and other operating revenue            Earnings        Identifiable assets
----------------------------------------------------------------------------------------------------------------------------------
                                               Non-affiliated  Interarea     Total
                                               -----------------------------------------------------------------------------------
                                                                         (millions of dollars)
1995  Petroleum and chemicals
        United States                             $ 24,024      $   854     $ 24,878            $2,307                $24,606
        Other Western Hemisphere                    18,354          328       18,682               444                 10,664
        Eastern Hemisphere                          77,108        1,842       78,950             3,951                 43,177
      Other/eliminations                             2,318       (3,024)        (706)             (232)                12,849
                                                  ---------------------------------------------------------------------------
          Corporate total                         $121,804            -     $121,804            $6,470                $91,296
                                                  ===========================================================================
1994  Petroleum and chemicals
        United States                             $ 22,651      $   834     $ 23,485            $1,560                $24,926
        Other Western Hemisphere                    16,875          500       17,375               370                 10,693
        Eastern Hemisphere                          70,429        1,868       72,297             3,195                 40,176
      Other/eliminations                             2,173       (3,202)      (1,029)              (25)                12,067
                                                  ---------------------------------------------------------------------------
          Corporate total                         $112,128            -     $112,128            $5,100                $87,862
                                                  ===========================================================================
1993  Petroleum and chemicals
        United States                             $ 22,285      $   741     $ 23,026            $1,667                $25,369
        Other Western Hemisphere                    17,098          416       17,514               317                 11,541
        Eastern Hemisphere                          68,069        2,095       70,164             3,755                 35,904
      Other/eliminations                             2,080       (3,252)      (1,172)             (459)                11,331
                                                  ---------------------------------------------------------------------------
          Corporate total                         $109,532            -     $109,532            $5,280                $84,145
                                                  ===========================================================================

Transfers between business activities or areas are at estimated market prices.

                                                                             F21

                             QUARTERLY INFORMATION

                                                        1995                                   1994
                             -------------------------------------------------------------------------------------------------------

                               First     Second       Third      Fourth              First     Second      Third     Fourth
                              Quarter    Quarter     Quarter     Quarter   Year     Quarter    Quarter    Quarter    Quarter    Year

------------------------------------------------------------------------------------------------------------------------------------

Volumes                                                             (thousands of barrels daily)
Production of crude oil
  and natural gas liquids       1,772     1,742       1,684      1,706     1,726     1,742      1,694      1,666      1,734    1,709

Refinery crude oil runs         3,408     3,229       3,455      3,595     3,422     3,342      3,385      3,456      3,463    3,412

Petroleum product sales         5,043     4,896       5,099      5,264     5,076     4,961      4,940      5,039      5,170    5,028


Natural gas production                                             (millions of cubic feet daily)
  available for sale            7,187     5,119       4,717      7,046     6,013     7,277      5,364      4,632      6,659    5,978


Summarized financial data                                              (millions of dollars)
Sales and other operating
  revenue                     $29,197    31,084      30,577     30,946   121,804   $25,624     27,102     29,237     30,165  112,128

Gross profit*                 $12,579    13,353      13,930     14,897    54,759   $11,010     11,237     12,596     13,712   48,555

Net income                    $ 1,660     1,630       1,500      1,680     6,470   $ 1,160        885      1,155      1,900    5,100


Per share data                                                          (dollars per share)
Net income per common share   $  1.33      1.30        1.20       1.35      5.18   $  0.92       0.70       0.92       1.53     4.07

Dividends per common share    $  0.75      0.75        0.75       0.75      3.00   $  0.72       0.72       0.72       0.75     2.91

Dividends per preferred share $  1.17      1.17        1.17       1.17      4.68   $  1.17       1.17       1.17       1.17     4.68


Common Stock prices
  High                        $67.000    72.375      74.250     86.000    86.000   $67.375     63.625     60.625     63.250   67.375

  Low                         $60.125    66.000      68.125     71.375    60.125   $61.500     56.125     56.500     56.250   56.125

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

     At January 31, 1996, there were 603,207 holders of record of Exxon Common Stock.
     On January 31, 1996, the corporation declared a $0.75 dividend per common share, payable March 11, 1996.

                                                                            F22

 SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES
                                                               Consolidated Subsidiaries
                                             ---------------------------------------------------------------
                                                                                                                   Non-
                                             United                                                           Consolidated   Total
Results of Operations                        States     Canada     Europe   Asia-Pacific    Other      Total    Interests  Worldwide

------------------------------------------------------------------------------------------------------------------------------------

                                                                               (millions of dollars)
1995 - Revenue
         Sales to third parties               $1,021     $  320     $2,188     $1,724       $  138     $ 5,391     $2,657    $ 8,048
         Transfers                             3,140        715      1,782        734          113       6,484        159      6,643
                                              --------------------------------------------------------------------------------------

                                              $4,161     $1,035     $3,970     $2,458       $  251     $11,875     $2,816    $14,691

       Production costs excluding taxes        1,138        366      1,180        390           88       3,162        254      3,416
       Exploration expenses                      108         55        166        168          194         691         83        774
       Depreciation and depletion              1,245        380      1,060        464          126       3,275        250      3,525
       Taxes other than income                   434         26        101        349            1         911        899      1,810
       Related income tax                        457         89        791        477           36       1,850        540      2,390
                                              --------------------------------------------------------------------------------------

       Results of producing activities        $  779     $  119     $  672     $  610       $ (194)    $ 1,986     $  790    $ 2,776
       Other earnings*                           277          -        271         40           (3)        585         51        636
                                              --------------------------------------------------------------------------------------

            Total earnings                    $1,056     $  119     $  943     $  650       $ (197)    $ 2,571     $  841    $ 3,412
                                              ======================================================================================

1994 - Revenue
          Sales to third parties              $1,365     $  351     $2,093     $1,623       $  115     $ 5,547     $1,944    $ 7,491
          Transfers                            2,581        651      1,430        704          135       5,501        300      5,801
                                              --------------------------------------------------------------------------------------

                                              $3,946     $1,002     $3,523     $2,327       $  250     $11,048     $2,244    $13,292

       Production costs excluding taxes        1,228        397      1,192        411           84       3,312        347      3,659
       Exploration expenses                      134         34        209        106          183         666         86        752
       Depreciation and depletion              1,158        412        919        457          132       3,078        210      3,288
       Taxes other than income                   393         20         83        358            2         856        620      1,476
       Related income tax                        344         74        572        344           32       1,366        415      1,781
                                              --------------------------------------------------------------------------------------

       Results of producing activities        $  689     $   65     $  548     $  651       $ (183)    $ 1,770     $  566    $ 2,336
       Other earnings*                           158         (2)       214         24           10         404         42        446
                                              --------------------------------------------------------------------------------------

            Total earnings                    $  847     $   63     $  762     $  675       $ (173)    $ 2,174     $  608    $ 2,782
                                              ======================================================================================

1993 - Revenue
          Sales to third parties              $1,275     $  346     $2,336     $1,655       $  106     $ 5,718     $2,167    $ 7,885
          Transfers                            2,829        712      1,063        876          166       5,646        326      5,972
                                              --------------------------------------------------------------------------------------

                                              $4,104     $1,058     $3,399     $2,531       $  272     $11,364     $2,493    $13,857

       Production costs excluding taxes        1,204        430      1,114        412           64       3,224        369      3,593
       Exploration expenses                      132         41        250         81          144         648         77        725
       Depreciation and depletion              1,196        480        700        404          136       2,916        196      3,112
       Taxes other than income                   479         21         60        532            2       1,094        809      1,903
       Related income tax                        459         19        435        378           38       1,329        438      1,767
                                              --------------------------------------------------------------------------------------

       Results of producing activities        $  634     $   67     $  840     $  724       $ (112)    $ 2,153     $  604    $ 2,757
       Other earnings*                           296        (35)       194         26           45         526         30        556
                                              --------------------------------------------------------------------------------------

            Total earnings                    $  930     $   32     $1,034     $  750       $  (67)    $ 2,679     $  634    $ 3,313
                                              ======================================================================================


Average sales prices and production costs per unit of production
------------------------------------------------------------------------------------------------------------------------------------

During 1995
  Average sales prices
    Crude oil and NGL, per barrel            $13.09     $12.92     $16.37        $18.19    $17.16     $15.09      $16.73    $15.15
    Natural gas, per thousand cubic feet       1.64       0.95       2.84          1.44         -       1.85        3.81      2.42
  Average production costs, per barrel**       3.31       4.09       4.92          2.41      5.87       3.72        1.97      3.49
During 1994
  Average sales prices
    Crude oil and NGL, per barrel            $12.00     $11.48     $15.07        $16.53    $15.28     $13.83      $15.26    $13.88
    Natural gas, per thousand cubic feet       1.92       1.37       2.51          1.32      1.64       1.91        2.85      2.20
  Average production costs, per barrel**       3.74       4.31       5.10          2.47      5.12       3.96        2.60      3.77
During 1993
  Average sales prices
    Crude oil and NGL, per barrel            $13.19     $11.71     $16.68        $18.19    $16.04     $15.07      $16.07    $15.12
    Natural gas, per thousand cubic feet       2.11       1.33       2.49          1.21      0.95       1.98        2.78      2.26
  Average production costs, per barrel**       3.90       4.45       5.30          2.52      3.72       4.05        2.45      3.80

 *Earnings related to transportation of oil and gas, sale of third party purchases, oil sands operations and technical services agreements, and reduced by minority interests.
**Natural gas included by conversion to crude oil equivalent; production costs exclude all taxes.

                                                                          F23
Oil and Gas Exploration and Production Costs

The amounts shown for net capitalized costs of consolidated subsidiaries are $3,116 million less at year-end 1995 and $3,223 million less at year-end 1994 than the amounts reported as investments in property, plant and equipment for exploration and production in note 7, page F13. This is due to the exclusion from capitalized costs of certain transportation and research assets and assets relating to the oil sands operations, and to inclusion of accumulated provisions for site restoration costs, all as required in Statement of Financial Accounting Standards No. 19.

     The amounts reported as costs incurred include both capitalized costs and costs charged to expense during the year. Total worldwide costs incurred in 1995 were $4,317 million, up $606 million from 1994, due primarily to higher development costs. 1994 costs were $3,711 million, down $412 million from 1993, due primarily to lower development costs.

                                                     Consolidated Subsidiaries
                                 -----------------------------------------------------------------------
                                                                                                               Non-
                                 United                                                                    Consolidated     Total
Capitalized costs                States       Canada       Europe     Asia-Pacific    Other        Total     Interests    Worldwide
------------------------------------------------------------------------------------------------------------------------------------
                                                                      (millions of dollars)
As of December 31, 1995
  Property (acreage) costs
    - Proved                    $ 3,433       $3,088       $    49        $  582      $  752      $ 7,904      $    5      $ 7,909
    - Unproved                      428          100            65           230          63          886          30          916
                                --------------------------------------------------------------------------------------------------
        Total property costs    $ 3,861       $3,188       $   114        $  812      $  815      $ 8,790      $   35      $ 8,825
  Producing assets               22,477        3,734        17,069         6,450         948       50,678       2,898       53,576
  Support facilities                373           88           493           689          41        1,684          92        1,776
  Incomplete construction           323           78         2,292           857         132        3,682         167        3,849
                                --------------------------------------------------------------------------------------------------
        Total capitalized
          costs                 $27,034       $7,088       $19,968        $8,808      $1,936      $64,834      $3,192      $68,026
  Accumulated depreciation
    and depletion                15,453        3,340        10,771         4,993       1,223       35,780       2,291       38,071
                                --------------------------------------------------------------------------------------------------
   Net capitalized costs        $11,581       $3,748       $ 9,197        $3,815      $  713      $29,054      $  901      $29,955
                                ==================================================================================================
As of December 31, 1994
   Property (acreage) costs
     - Proved                   $ 3,495       $3,067       $    46        $  596      $  686      $ 7,890      $    5      $ 7,895
     - Unproved                     435          108            65           250          69          927          20          947
                                --------------------------------------------------------------------------------------------------
         Total property costs   $ 3,930       $3,175       $   111        $  846      $  755      $ 8,817      $   25      $ 8,842
   Producing assets              22,519        3,612        15,625         5,975       1,057       48,788       2,688       51,476
   Support facilities               369          106           406           571          36        1,488         109        1,597
   Incomplete construction          317            6         1,625           921         106        2,975         156        3,131
                                --------------------------------------------------------------------------------------------------
         Total capitalized
           costs                $27,135       $6,899       $17,767        $8,313      $1,954      $62,068      $2,978      $65,046
   Accumulated depreciation
     and depletion               14,846        2,943         9,480         4,604       1,241       33,114       2,159       35,273
                                --------------------------------------------------------------------------------------------------
   Net capitalized costs        $12,289       $3,956       $ 8,287        $3,709      $  713      $28,954      $  819      $29,773
                                ==================================================================================================

Costs incurred in property acquisitions, exploration and development activities
----------------------------------------------------------------------------------------------------------------------------------
During 1995
   Property acquisition costs
     - Proved                  $     1          $  6        $     2         $  -        $ 87       $   96        $  1       $   97
     - Unproved                     19             3              1            3           2           28           -           28
   Exploration costs               131            60            251          200         207          849          89          938
   Development costs               624           139          1,653          551          60        3,027         227        3,254
                               ---------------------------------------------------------------------------------------------------
         Total                 $   775        $  208        $ 1,907         $754        $356       $4,000        $317       $4,317
                               ===================================================================================================
During 1994
   Property acquisition costs
     - Proved                  $    -        $   11        $     -         $  2         $  -       $   13        $  -       $   13
     - Unproved                     8            13             21            -           23           65           -           65
   Exploration costs              168            35            234          127          201          765         101          866
   Development costs              663           113          1,279          554           49        2,658         109        2,767
                               ---------------------------------------------------------------------------------------------------
         Total                 $  839        $  172        $ 1,534         $683         $273       $3,501        $210       $3,711
                               ===================================================================================================
During 1993
   Property acquisition costs
     - Proved                  $    3        $   10        $     -         $  -         $  -       $   13        $  1       $   14
     - Unproved                    12             -              2            8           45           67           -           67
   Exploration costs              150            41            284          110          176          761         113          874
   Development costs            1,001           207          1,213          576           68        3,065         103        3,168
                               ---------------------------------------------------------------------------------------------------
         Total                 $1,166        $  258        $ 1,499         $694         $289       $3,906        $217       $4,123
                               ===================================================================================================

                                                                             F24

Oil and Gas Reserves

The following information describes changes during the years and balances of proved oil and gas reserves at year-end 1993, 1994 and 1995.

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


                                                                 Consolidated Subsidiaries
                                                 -----------------------------------------------------------
                                                                                                                 Non-
                                                 United                                                      Consolidated    Total
Crude Oil and Natural Gas Liquids                States   Canada      Europe    Asia-Pacific   Other   Total   Interests   Worldwide

------------------------------------------------------------------------------------------------------------------------------------

                                                                                  (millions of barrels)
Net proved developed and undeveloped reserves
  January 1, 1993                                 2,393    1,221       1,478         822        100     6,014     464        6,478
    Revisions                                       116        2          43          92          5       258      51          309
    Purchases                                        10        4           -           -          -        14       -           14
    Sales                                           (20)     (18)          -          (2)         -       (40)      -          (40)
    Improved recovery                                16        3           -           -          1        20       -           20
    Extensions and discoveries                       11        -          28          19          2        60       2           62
    Production                                     (202)     (77)       (149)       (123)       (17)     (568)    (25)        (593)
                                                  --------------------------------------------------------------------------------
  December 31, 1993                               2,324    1,135       1,400         808         91     5,758     492        6,250
    Revisions                                       129       (2)         32          31          5       195       5          200
    Purchases                                         4        4           1           -          -         9       -            9
    Sales                                           (14)      (5)          -           -          -       (19)      -          (19)
    Improved recovery                                53      107          12           3          -       175       -          175
    Extensions and discoveries                       34        3          67          34          -       138       2          140
    Production                                     (206)     (74)       (171)       (117)       (16)     (584)    (23)        (607)
                                                  --------------------------------------------------------------------------------
  December 31, 1994                               2,324    1,168       1,341         759         80     5,672     476        6,148
    Revisions                                       124      (29)         16          67          1       179     (11)         168
    Purchases                                         -        -           -           -         47        47       -           47
    Sales                                            (8)      (5)         (1)          -         (5)      (19)     (7)         (26)
    Improved recovery                                 3       71           9           -          -        83       -           83
    Extensions and discoveries                       93        9         297          31          2       432       -          432
    Production                                     (219)     (73)       (176)       (109)       (15)     (592)    (22)        (614)
                                                  --------------------------------------------------------------------------------
  December 31, 1995                               2,317    1,141       1,486         748        110     5,802     436        6,238

  Oil sands reserves
    At December 31, 1993                              -      314           -           -          -       314       -          314
    At December 31, 1994                              -      448           -           -          -       448       -          448
    At December 31, 1995                              -      432           -           -          -       432       -          432
 ===================================================================================================================================

  Worldwide net proved developed and
  undeveloped reserves (including oil sands)
    At December 31, 1993                          2,324    1,449       1,400         808         91     6,072     492        6,564
    At December 31, 1994                          2,324    1,616       1,341         759         80     6,120     476        6,596
    At December 31, 1995                          2,317    1,573       1,486         748        110     6,234     436        6,670
 ===================================================================================================================================

  Developed reserves, included above
  (excluding oil sands)
    At December 31, 1993                          1,821      524         859         624          81    3,909     458        4,367
    At December 31, 1994                          1,945      571         841         561          72    3,990     437        4,427
    At December 31, 1995                          1,942      526         805         610          60    3,943     410        4,353

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

     Reserves attributable to certain oil and gas discoveries were not considered proved as of year-end 1995 due to geological, technological or economic uncertainties and therefore are not included in the tabulation.

     Crude oil and natural gas liquids and natural gas production quantities shown are the net volumes withdrawn from Exxon's oil and gas reserves. The natural gas quantities differ from the quantities of gas delivered for sale by the producing function as reported on page F27 due to volumes consumed or flared and inventory changes. Such quantities amounted to approximately 213 billion cubic feet in 1993, 200 billion cubic feet in 1994 and 189 billion cubic feet in 1995.

                                                     Consolidated Subsidiaries
                               -----------------------------------------------------------------------
                                                                                                               Non-
                               United                                                                      Consolidated    Total
Natural Gas                    States      Canada         Europe         Asia-Pacific   Other     Total      Interests   Worldwide
----------------------------------------------------------------------------------------------------------------------------------
                                                                       (billions of cubic feet)
Net proved developed and
 undeveloped reserves
   January 1, 1993             9,732        2,651          7,251             5,110        21       24,765      16,648      41,413
     Revisions                   131           13            253               601       100        1,098         230       1,328
     Purchases                    54           39              -                 -         -           93           -          93
     Sales                       (57)         (90)             -                (1)        -         (148)          -        (148)
     Improved recovery            17            4              -                 -         -           21           -          21
     Extensions and
      discoveries                350            76           258               886         -        1,570         313       1,883
     Production                 (697)         (188)         (413)             (276)       (9)      (1,583)       (756)     (2,339)
                               --------------------------------------------------------------------------------------------------
   December 31, 1993           9,530         2,505         7,349             6,320       112       25,816      16,435      42,251
     Revisions                   405           (60)          262              (188)        1          420         753       1,173
     Purchases                     -             4             -                 -         -            4           -           4
     Sales                       (25)          (61)          (16)                -         -         (102)          -        (102)
     Improved recovery            17            59            36                 2         -          114          25         139
     Extensions and
      discoveries                398            17           265                74         -          754         391       1,145
     Production                 (787)         (162)         (427)             (334)       (9)      (1,719)       (663)     (2,382)
                               --------------------------------------------------------------------------------------------------
   December 31, 1994           9,538         2,302         7,469             5,874       104       25,287      16,941      42,228
     Revisions                   838           (72)           65               175        (1)       1,005         228       1,233
     Purchases                     -             -             -                 -        10           10           -          10
     Sales                       (27)          (79)            -                 -        (3)        (109)        (88)       (197)
     Improved recovery             -            19            56                 -         -           75           -          75
     Extensions and
      discoveries                407           104           375                67         -          953         117       1,070
     Production                 (809)         (156)         (412)             (352)       (8)      (1,737)       (646)     (2,383)
                               --------------------------------------------------------------------------------------------------
   December 31, 1995           9,947         2,118         7,553             5,764       102       25,484      16,552      42,036
 ================================================================================================================================
   Worldwide net proved
    developed and undeveloped
    reserves
     At December 31, 1993      9,530         2,505         7,349             6,320       112       25,816      16,435      42,251
     At December 31, 1994      9,538         2,302         7,469             5,874       104       25,287      16,941      42,228
     At December 31, 1995      9,947         2,118         7,553             5,764       102       25,484      16,552      42,036
 ================================================================================================================================
   Developed reserves,
    included above
     At December 31, 1993      7,935         2,022         4,098             4,009       112       18,176       8,067      26,243
     At December 31, 1994      8,120         1,861         4,451             3,628       103       18,163       7,588      25,751
     At December 31, 1995      8,394         1,586         4,555             4,349        92       18,976       7,210      26,186

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

                                                         Consolidated Subsidiaries
                                ---------------------------------------------------------------------
                                                                                                            Non-
                                United                                                                  Consolidated     Total
                                States     Canada         Europe      Asia-Pacific   Other      Total     Interests    Worldwide
--------------------------------------------------------------------------------------------------------------------------------
                                                                       (millions of dollars)
As of December 31, 1993
   Future cash inflows
    from sales of oil and
    gas                        $38,261     $11,816        $33,639       $ 18,190   $ 1,234     $103,140     $49,276    $152,416
   Future production and
    development costs           19,980       6,677         18,295         11,287       593       56,832      25,954      82,786
   Future income tax
    expenses                     4,566       2,016          5,467          2,515       345       14,909       9,098      24,007
                               ------------------------------------------------------------------------------------------------
   Future net cash flows       $13,715     $ 3,123        $ 9,877       $  4,388   $   296     $ 31,399     $14,224    $ 45,623
   Effect of discounting
    net cash flows at 10%        6,695       1,552          4,387          1,951        79       14,664       9,098      23,762
                               ------------------------------------------------------------------------------------------------
   Discounted future net
    cash flows                 $ 7,020     $ 1,571        $ 5,490       $  2,437   $   217     $ 16,735     $ 5,126    $ 21,861
                               ================================================================================================

As of December 31, 1994
   Future cash inflows
    from sales of oil and
    gas                        $41,430     $15,646        $37,265       $ 18,974   $ 1,201     $114,516     $53,163    $167,679
   Future production and
    development costs           21,095       6,579         19,175         10,966       485       58,300      23,611      81,911
   Future income tax
    expenses                     6,143       3,713          7,033          2,911       325       20,125      11,938      32,063
                               ------------------------------------------------------------------------------------------------
   Future net cash flows       $14,192     $ 5,354        $11,057       $  5,097   $   391     $ 36,091     $17,614    $ 53,705
   Effect of discounting
    net cash flows at 10%        6,883       2,668          4,525          2,276       100       16,452      11,251      27,703
                               ------------------------------------------------------------------------------------------------
   Discounted future net
    cash flows                 $ 7,309     $ 2,686        $ 6,532       $  2,821   $   291     $ 19,639     $ 6,363    $ 26,002
                               ================================================================================================

As of December 31, 1995
   Future cash inflows
    from sales of oil and
    gas                        $49,920     $15,418        $43,602       $ 21,214   $ 2,015     $132,169     $63,444    $195,613
   Future production and
    development costs           19,871       6,353         19,647         10,084       836       56,791      28,521      85,312
   Future income tax
    expenses                    10,204       3,840         11,298          4,117       456       29,915      13,928      43,843
                               ------------------------------------------------------------------------------------------------
   Future net cash flows       $19,845     $ 5,225        $12,657       $  7,013   $   723     $ 45,463     $20,995    $ 66,458
   Effect of discounting
    net cash flows at 10%        9,616       2,592          4,445          3,292       353       20,298      13,089      33,387
                               ------------------------------------------------------------------------------------------------
   Discounted future net
    cash flows                 $10,229     $ 2,633        $ 8,212       $  3,721   $   370     $ 25,165     $ 7,906    $ 33,071
                               ================================================================================================

Change in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

Consolidated Subsidiaries                                                                    1995           1994           1993
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                   (millions of dollars)
Value of reserves added during the year due to extensions, discoveries,
 improved recovery and net purchases less related costs                                     $ 3,057        $ 1,245       $    527
Changes in value of previous-year reserves due to:
  Sales and transfers of oil and gas produced during the year, net
    of production (lifting) costs                                                            (8,101)        (7,219)        (6,975)
  Development costs incurred during the year                                                  2,850          2,629          2,947
  Net change in prices, lifting and development costs                                         9,257          6,340        (10,229)
  Revisions of previous reserves estimates                                                    1,581          1,307          1,137
  Accretion of discount                                                                       2,495          1,969          2,817
Net change in income taxes                                                                   (5,613)        (3,367)         4,499
                                                                                            -------------------------------------
      Total change in the standardized measure during the year                              $ 5,526        $ 2,904       $ (5,277)
                                                                                            =====================================

                                                                             F27

                               OPERATING SUMMARY

                               1995    1994    1993    1992    1991    1990    1989    1988    1987    1986    1985
---------------------------------------------------------------------------------------------------------------------
                                                              (thousands of barrels daily)
Production of crude oil
 and natural gas liquids
   Net production
     United States              600     562     553     591     619     640     693     760     756     761     768
     Canada                     242     251     254     268     278     302     312     249     222     196     145
     Europe                     498     484     423     396     363     313     351     444     456     473     431
     Asia-Pacific               302     325     347     346     342     331     328     345     338     313     337
     Other Non-U.S.              84      87      90     104     113     126     120     121      63      53      39
                             --------------------------------------------------------------------------------------
   Worldwide                  1,726   1,709   1,667   1,705   1,715   1,712   1,804   1,919   1,835   1,796   1,720
                             ======================================================================================
                                                              (millions of cubic feet daily)
Natural gas production
 available for sale
   Net production
     United States            2,055   2,021   1,764   1,607   1,655   1,778   1,827   1,805   1,698   1,919   2,085
     Canada                     281     286     328     326     355     413     417     209     147     142     141
     Europe                   2,804   2,842   3,049   3,097   3,010   2,694   2,707   2,787   3,012   2,946   3,114
     Asia-Pacific               873     827     678     577     411     369     376     332     308     267     250
     Other Non-U.S.               -       2       6      54      66      64      58      59      62      55      71
                             --------------------------------------------------------------------------------------
     Worldwide                6,013   5,978   5,825   5,661   5,497   5,318   5,385   5,192   5,227   5,329   5,661
                             ======================================================================================
                                                              (thousands of barrels daily)
Refinery crude oil runs
     United States              965     931     841     911     937     868     999     968   1,026   1,080   1,054
     Canada                     414     422     408     391     432     489     487     350     351     332     344
     Europe                   1,353   1,425   1,389   1,387   1,401   1,327   1,257   1,200   1,116   1,112   1,003
     Asia-Pacific               579     521     515     507     464     498     463     430     397     415     399
     Other Non-U.S.             111     113     116     107      99      94      93      94      91      93     103
                             --------------------------------------------------------------------------------------
     Worldwide                3,422   3,412   3,269   3,303   3,333   3,276   3,299   3,042   2,981   3,032   2,903
                             ======================================================================================

Petroleum product sales
     United States            1,198   1,196   1,152   1,203   1,210   1,109   1,147   1,113   1,057   1,106   1,123
     Canada                     526     520     517     513     527     597     625     433     430     396     404
     Latin America              441     426     422     411     391     384     383     386     388     380     377
     Europe                   1,869   1,898   1,872   1,847   1,863   1,796   1,718   1,680   1,634   1,636   1,629
     Asia-Pacific and
      other Eastern
       Hemisphere             1,042     988     962     935     878     869     847     784     619     607     633
                             --------------------------------------------------------------------------------------
     Worldwide                5,076   5,028   4,925   4,909   4,869   4,755   4,720   4,396   4,128   4,125   4,166
                             ======================================================================================

     Aviation fuels             414     403     379     376     372     382     382     344     338     317     326
     Gasoline, naphthas       1,903   1,849   1,818   1,822   1,821   1,742   1,708   1,572   1,488   1,461   1,423
     Heating oils, kerosene,
      diesel oils             1,655   1,644   1,569   1,557   1,561   1,491   1,498   1,424   1,344   1,365   1,367
     Heavy fuels                488     530     558     546     535     543     507     466     419     463     561
     Specialty petroleum
      products                  616     602     601     608     580     597     625     590     539     519     489
                             --------------------------------------------------------------------------------------
     Worldwide                5,076   5,028   4,925   4,909   4,869   4,755   4,720   4,396   4,128   4,125   4,166
                             ======================================================================================
                                                                (thousands of metric tons)
Chemical prime
 product sales               13,481  13,192  12,605  12,685  11,790  11,693  11,714  11,472  10,993  10,028   9,546
                             ======================================================================================
                                                                 (millions of metric tons)
Coal production                  16      36      36      37      39      40      36      32      30      27      26
                             ======================================================================================
                                                                (thousands of metric tons)
Copper production               202     191     183     133     108     112     119     134     101      79      77
                             ======================================================================================

Operating statistics include 100 percent of operations of majority-owned subsidiaries; for other companies, gas, crude production and petroleum product sales include Exxon's ownership percentage, and crude runs include quantities processed for Exxon. Net production excludes royalties and quantities due others when produced, whether payment is made in kind or cash.