Form 10-K405, Exhibit 13
period 1996-12-31
EXXON CORP
filed 1997-03-13
CIK 34088

                                                                      EXHIBIT 13

--------------------------------------------------------------------------------
FINANCIAL SECTION
--------------------------------------------------------------------------------

Financial Review
   Financial Summary........................................................ F3
   Management's Discussion and Analysis of Financial Condition and
Results of Operations.................................................... F4-F7

Consolidated Financial Statements
   Balance Sheet............................................................ F8
   Statement of Income...................................................... F9
   Statement of Shareholders' Equity........................................ F9
   Statement of Cash Flows................................................. F10

Report of Independent Accountants.......................................... F11
Notes to Consolidated Financial Statements............................. F11-F20
    1.Summary of Accounting Policies....................................... F11
    2.Miscellaneous Financial Information.................................. F12
    3.Cash Flow Information................................................ F12
    4.Additional Working Capital Data...................................... F12
    5.Equity Company Information........................................... F13
    6.Investments and Advances............................................. F13
    7.Investment in Property, Plant and Equipment.......................... F13
    8.Incentive Program.................................................... F14
    9.Leased Facilities.................................................... F14
   10.Interest Rate Swap, Currency Exchange and Commodity Contracts........ F14
   11.Fair Value of Financial Instruments.................................. F15
   12.Long-Term Debt....................................................... F15
   13.Litigation and Other Contingencies................................... F16
   14.Annuity Benefits..................................................... F16
   15.Other Postretirement Benefits........................................ F18
   16.Capital.............................................................. F18
   17.Leveraged Employee Stock Ownership Plan (LESOP)...................... F18
   18.Income, Excise and Other Taxes....................................... F19
   19.Distribution of Earnings and Assets.................................. F20

Quarterly Information...................................................... F21

Supplemental Information on Oil and Gas Exploration and Production
  Activities........................................................... F22-F26

Operating Summary.......................................................... F27


                                                                              F1

--------------------------------------------------------------------------------
FINANCIAL SUMMARY
--------------------------------------------------------------------------------


                                                              1996           1995           1994           1993         1992
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      (millions of dollars, except per share amounts)
Sales and other operating revenue
   Petroleum and natural gas                               $ 118,012      $ 107,749      $ 100,409      $  98,808      $ 104,282
   Chemicals                                                  11,430         11,737          9,544          8,641          9,131
   Other and eliminations                                      2,101          2,318          2,175          2,083          2,259
                                                           ---------------------------------------------------------------------
        Total sales and other operating revenue            $ 131,543      $ 121,804      $ 112,128      $ 109,532      $ 115,672
Earnings from equity interests and other revenue               2,706          2,116          1,776          1,679          1,434
                                                           ---------------------------------------------------------------------
Revenue                                                    $ 134,249      $ 123,920      $ 113,904      $ 111,211      $ 117,106
                                                           =====================================================================
Earnings
   Petroleum and natural gas
     Exploration and production                            $   5,058      $   3,412      $   2,782      $   3,313      $   3,374
     Refining and marketing                                      885          1,272          1,389          2,015          1,574
                                                           ---------------------------------------------------------------------
        Total petroleum and natural gas                    $   5,943      $   4,684      $   4,171      $   5,328      $   4,948
   Chemicals                                                   1,199          2,018            954            411            451
   Other operations                                              433            479            409            138            254
   Corporate and financing                                       (65)          (711)          (434)          (597)          (843)
                                                           ---------------------------------------------------------------------
Earnings before cumulative effect of accounting changes    $   7,510      $   6,470      $   5,100      $   5,280      $   4,810
   Cumulative effect of accounting changes                        --             --             --             --            (40)
                                                           ---------------------------------------------------------------------
Net income                                                 $   7,510      $   6,470      $   5,100      $   5,280      $   4,770
                                                           =====================================================================
Net income per common share                                $    6.02      $    5.18      $    4.07      $    4.21      $    3.79
   - before cumulative effect of accounting changes        $    6.02      $    5.18      $    4.07      $    4.21      $    3.82
Cash dividends per common share                            $    3.12      $    3.00      $    2.91      $    2.88      $    2.83

Net income to average shareholders' equity (percent)            17.9           16.6           14.1           15.4           13.9
Net income to total revenue (percent)                            5.6            5.2            4.5            4.7            4.1

Working capital                                            $     405      $  (1,418)     $  (3,033)     $  (3,731)     $  (3,239)
Ratio of current assets to current liabilities                  1.02           0.92           0.84           0.80           0.84

Total additions to property, plant and equipment           $   7,132      $   7,201      $   6,568      $   6,919      $   7,138
Property, plant and equipment, less allowances             $  66,607      $  65,446      $  63,425      $  61,962      $  61,799
Total assets                                               $  95,527      $  91,296      $  87,862      $  84,145      $  85,030

Exploration expenses, including dry holes                  $     763      $     693      $     666      $     648      $     808
Research and development costs                             $     520      $     525      $     558      $     593      $     624

Long-term debt                                             $   7,236      $   7,778      $   8,831      $   8,506      $   8,637
Total debt                                                 $   9,746      $  10,025      $  12,689      $  12,615      $  13,424
Fixed charge coverage ratio                                     10.4            8.6            7.0            7.4            6.6
Debt to capital (percent)                                       17.7           19.0           24.3           25.3           26.8

Shareholders' equity at year-end                           $  43,542      $  40,436      $  37,415      $  34,792      $  33,776
Shareholders' equity per common share                      $   35.06      $   32.56      $   30.13      $   28.02      $   27.20
Average number of common shares outstanding (millions)         1,242          1,242          1,242          1,242          1,242
Number of registered shareholders at year-end (thousands)        610            603            608            622            629

Wages, salaries and employee benefits                      $   5,710      $   5,799      $   5,881      $   5,916      $   5,985
Number of employees at year-end (thousands)                       79             82             86             91             95

                                                                              F3

--------------------------------------------------------------------------------
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS
--------------------------------------------------------------------------------


REVIEW OF 1996 RESULTS

Record net income of $7,510 million in 1996 compared with the previous record of $6,470 million in 1995. Earnings growth resulted from increased natural gas, petroleum product and chemical sales, stronger crude oil and natural gas prices, and continued progress in reducing unit operating expenses. These factors more than offset weaker industry margins in the chemicals, downstream and minerals businesses. Results for 1996 included $535 million in non-recurring credits ($410 million in the fourth quarter) as a result of the resolution of outstanding tax issues with a number of governments, while 1995 included $90 million of non-recurring credits (all in the fourth quarter). This is the sixth consecutive year in which non-recurring items benefited earnings and cash flow.
   Revenue for 1996 totaled $134 billion, up 8 percent from 1995, and the cost of crude oil and product purchases increased 12 percent. The combined total of operating costs (including Exxon's share of equity company costs) increased only 1% in 1996 despite higher volumes. Unit operating expenses were reduced in all operating segments after excluding the effects of higher fuel prices and the generally stronger U.S. dollar. Interest expense in 1996 declined from the prior year as impacts of lower debt levels and interest rates more than offset foreign exchange effects.

Exploration and Production

Worldwide crude oil prices were on average about $3.75 per barrel above the prior year, and natural gas prices were stronger, particularly in North America. Liquids production was 1,615 kbd (thousand barrels per day) compared with 1,726 kbd in 1995. Increased production from new developments in the North Sea was offset by the near-term effect of a revised production sharing agreement in Malaysia and lower volumes in North America and Australia. Natural gas production of 6,577 mcfd (million cubic feet per day) was the highest level in the last 15 years and up 9 percent from 1995, due to colder weather in Europe and the U.S. and increased sales in Malaysia. Earnings from U.S. exploration and production operations were $1,781 million, up from $1,061 million in 1995, as a result of stronger crude oil and natural gas prices and reduced operating expenses. Outside the U.S., earnings from exploration and production operations were $3,277 million versus $2,351 million in 1995. Non-U.S. results benefited from higher gas sales as well as increased crude oil and natural gas prices.

Refining and Marketing

Petroleum product sales of 5,211 kbd were the highest in 17 years and up 3 percent from 1995, on the strength of increased clean product volumes in most major geographic areas. Refinery throughput was 3,792 kbd, up 4 percent from 1995, and the highest level since 1982. U.S. refining and marketing earnings were $169 million, compared with $229 million in 1995. Industry refining margins in the U.S. improved relative to 1995's low level, but were offset by increases in scheduled refinery maintenance activity and higher costs for fuel consumed. Refining and marketing operations outside the U.S. earned $716 million, down from $1,043 million in 1995, and were affected by weak industry conditions in the U.K. and Japan.

Chemicals

Earnings from chemical operations totaled $1,199 million, down from 1995's record of $2,018 million. Exxon achieved record prime product sales of 15,712 thousand metric tons in 1996, up 9 percent from the prior year, but industry product prices were lower and feedstock costs higher than year ago levels.

Other Operations

Earnings from other operating segments were $433 million, down from $479 million in 1995. Copper and coal production from continuing operations were at record levels. International coal prices were higher, but copper prices were down significantly from the prior year.

Corporate and Financing

Corporate and financing expenses of $65 million declined from $711 million in 1995 due to $305 million in non-recurring credits and lower tax-related charges and interest costs.

REVIEW OF 1995 RESULTS

Net income of $6,470 million in 1995 compared with $5,100 million in 1994. Production and sales volumes increased in all business segments and progress continued in reducing operating costs. Upstream earnings benefited from stronger worldwide crude prices, but downstream margins were depressed throughout the year. Chemicals earnings were more than double those achieved in 1994, and earnings from the coal, minerals and power businesses were up significantly. Results in 1995 included $90 million of credits for settlement of outstanding natural gas contract claims (all in the fourth quarter), while 1994 included $489 million of credits from asset sales and tax-related items ($423 million for the fourth quarter).

   Revenue for 1995 totaled $124 billion, up 9 percent from 1994, and the cost of crude oil and product purchases increased 7 percent.

F4

   The combined total of operating costs (including operating, selling, general, administrative, exploration, depreciation and depletion expenses from the consolidated statement of income and Exxon's share of similar costs for equity companies) increased 3 percent in 1995. Excluding the impacts of the weaker U.S. dollar and volume growth, operating expenses were reduced by about $600 million from 1994 reflecting ongoing cost reduction efforts. Unit operating costs in 1995 were lower than 1994 in all major operating segments. Interest expense in 1995 was $240 million lower than in 1994 as lower debt levels and foreign exchange effects offset the impact of higher interest rates.

Exploration and Production

Worldwide crude prices during 1995 were on average about $1.25 per barrel above the prior year. Liquids production of 1,726 kbd was the highest level achieved since 1989, and was up from 1,709 kbd in 1994, principally as a result of increased production from new developments in the U.S. and North Sea. Natural gas production of 6,013 mcfd increased from 5,978 mcfd in 1994 and was the highest level since 1981. Increased production in the Asia-Pacific region and the U.S. was partially offset by lower demand in Europe, as a result of unseasonably warm temperatures during the first half of 1995. Excluding special items, earnings from U.S. exploration and production operations were $971 million, up from $852 million in 1994. Outside the U.S., earnings from exploration and production operations were $2,351 million versus $1,864 million in 1994, after excluding special items.

Refining and Marketing

Refining and marketing earnings were lower in 1995 than in 1994 due to much weaker industry refining margins. However, petroleum product sales of 5,076 kbd were the highest since 1979 and up from 5,028 kbd in 1994, with most of the growth in the Asia-Pacific region. U.S. refining and marketing earnings were $229 million compared with $243 million in the prior year. The impact of weaker product margins was offset by increased motor gasoline sales and lower refinery maintenance expense in 1995. Earnings from refining and marketing operations outside the U.S. were $1,043 million, down from $1,146 million in 1994, due principally to extremely weak refining margins in Europe.

Chemicals

Earnings from chemical operations totaled $2,018 million, more than double 1994 earnings. Higher product margins and sales volumes produced the earnings improvement. In 1995 prime product sales of 14,377 thousand metric tons were up 408 thousand metric tons versus the prior year.

Other Operations

Earnings from other operating segments were $479 million, up from $302 million in 1994 after excluding gains on asset sales. Prices for both copper and coal were higher, and copper and coal production from ongoing operations were also up from 1994.

Corporate and Financing

Corporate and financing expenses in 1995 of $711 million were down $39 million from the prior year, after excluding non-recurring credits in 1994. Lower debt levels offset the impact of higher interest rates.

IMPACT OF INFLATION, CHANGING PRICES AND OTHER
AND OTHER UNCERTAINTIES

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

   Aggregate foreign exchange transaction gains/losses included in net income are discussed in note 2 to the consolidated financial statements. The corporation makes limited use of currency exchange contracts to reduce the risk of adverse foreign currency movements related to certain foreign currency debt obligations.

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

                                                                              F5

--------------------------------------------------------------------------------
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS
--------------------------------------------------------------------------------


   Charges made against income for site restoration and environmental liabilities were $146 million in 1996, $215 million in 1995 and $160 million in 1994. At the end of 1996, accumulated site restoration and environmental provisions, after reduction for amounts paid, amounted to $2.6 billion. Exxon believes that any cost in excess of the amounts already provided for in the financial statements would not have a materially adverse effect upon the corporation's operations, financial condition or liquidity.

   In 1996, the corporation spent $1,561 million (of which $457 million were capital expenditures) on environmental conservation projects and expenses worldwide, mostly dealing with air and water conservation. Total expenditures for such activities are expected to be about $1.6 billion in each year 1997 and 1998 (with capital expenditures representing about 30 percent of the total).

TAXES

Income, excise and all other taxes and duties totaled $43.8 billion in 1996, an increase of $2.6 billion, or 6 percent. Income tax expense, both current and deferred, was $4.4 billion compared to $4.0 billion in 1995, reflecting higher pre-tax income in 1996 and a lower effective tax rate - 39.9 percent in 1996 versus 41.4 percent in 1995. Excise and all other taxes and duties were $2.1 billion higher reflecting increased sales.

   Income, excise and all other taxes and duties totaled $41.2 billion in 1995, an increase of $4.9 billion, or 13 percent. Income tax expense, both current and deferred, was $4.0 billion compared to $2.7 billion in 1994, reflecting higher pre-tax income in 1995 and a higher effective tax rate - 41.4 percent in 1995 versus 38.5 percent in 1994. Excise taxes and all other taxes and duties were $3.6 billion higher reflecting increased sales.

LIQUIDITY AND CAPITAL RESOURCES

In 1996, cash provided by operating activities totaled $13.2 billion, down $0.6 billion from 1995. Major sources of funds were net income of $7.5 billion and non-cash provisions of $5.3 billion for depreciation and depletion.

   Cash used in investing activities totaled $6.5 billion, up $0.1 billion from 1995 primarily as a result of higher additions to property, plant and equipment.

   Cash used in financing activities was $5.2 billion. Dividend payments on common shares were increased from $3.00 per share to $3.12 per share and totaled $3.9 billion, a payout of 52 percent. Total consolidated debt decreased by $0.3 billion to $9.7 billion.

   Shareholders' equity increased by $3.1 billion to $43.5 billion. The ratio of debt to capital decreased to 18 percent in 1996 compared to 19 percent in 1995.

   In 1995, cash provided by operating activities totaled $13.8 billion, up $4.0 billion from 1994. Major sources of funds were net income of $6.5 billion and non-cash provisions of $5.4 billion for depreciation and depletion.

   Cash used in investing activities totaled $6.4 billion in 1995, up from $5.4 billion in 1994, primarily as a result of higher additions to property, plant and equipment and lower asset sales.


   Cash used in financing activities was $7.1 billion in 1995. Dividend payments on common shares were increased from $2.91 per share to $3.00 per share and totaled $3.7 billion, a payout of 58 percent. Total consolidated debt decreased $2.7 billion to $10.0 billion.

   Shareholders' equity increased by $3.0 billion to $40.4 billion. The ratio of debt to capital decreased to 19 percent in 1995 compared to 24 percent in 1994.

   In 1996 and 1995, the corporation strengthened its financial position and flexibility to meet future financial needs. Although the corporation issues long-term debt from time to time and maintains a revolving commercial paper program, internally generated funds cover the majority of its financial requirements.

   As discussed in note 10 to the consolidated financial statements, the corporation's financial derivative activities are limited to simple risk management strategies. The corporation does not trade in financial derivatives nor does it use financial derivatives with leveraged features. The corporation maintains a system of controls that includes a policy covering the authorization, reporting and monitoring of derivative activity. The corporation's derivative activities pose no material credit or market risks to Exxon's operations, financial condition or liquidity.

   As discussed in note 13 to the consolidated financial statements, a number of lawsuits, including class actions, were brought in various courts against Exxon Corporation and certain of its subsidiaries relating to the accidental release of crude oil from the tanker Exxon Valdez in 1989. Essentially all of these lawsuits have now been resolved or are subject to appeal.

   On September 24, 1996, the United States District Court for the District of Alaska entered a judgment in the amount of $5.058 billion in the Exxon Valdez civil trial that began in May 1994. The District Court awarded approximately $19.6 million in compensatory damages to fisher plaintiffs, $38 million in prejudgment interest on the compensatory damages and $5 billion in punitive damages to a class composed of all persons and entities who asserted claims for punitive damages from the corporation as a result of the Exxon Valdez grounding. The District Court also ordered that these awards shall bear interest from and after entry of the judgment. The District Court stayed execution on the judgment pending appeal based on a $6.75 billion letter of credit posted by the corporation. Exxon has appealed the judgment. The corporation continues to believe that the punitive damages in this case are unwarranted and that the judgment should be set aside or substantially reduced by the appellate courts. Since it is impossible to estimate what the ultimate earnings impact will be, no charge was taken in 1995 or 1996 related to these verdicts.

   On January 29, 1997, a settlement agreement was concluded resolving all remaining matters between Exxon and various insurers arising from the Valdez accident. Under terms of this settlement, Exxon received $480 million. Income statement recognition of this settlement will be deferred in view of uncertainty regarding the ultimate cost to the corporation of the Valdez accident.

F6

   The U.S. Tax Court has decided the issue with respect to the pricing of crude oil purchased from Saudi Arabia for the years 1979-1981 in favor of the corporation. This decision is subject to appeal. Ultimate resolution of this issue and several other tax and legal issues, notably a settlement of gas lifting imbalances in the common border area between the Netherlands and Germany, is not expected to have a materially adverse effect upon the corporation's operations, financial condition or liquidity.

   There are no events or uncertainties known to management beyond those already included in reported financial information that would indicate a material change in future operating results or future financial condition.

CAPITAL AND EXPLORATION EXPENDITURES

Capital and exploration expenditures in 1996 were $9.2 billion compared to $9.0 billion in 1995.

   Exploration and production expenditures totaled $4.9 billion in 1996, up 4 percent from $4.7 billion in 1995, reflecting higher spending for exploration and development drilling and for several projects in the Gulf of Mexico. Capital investments in refining and marketing totaled $2.0 billion in 1996, essentially the same as in 1995.

   Chemicals capital expenditures were $1.6 billion in 1996, up 49% from $1.1 billion in 1995, on investments to increase plant capacity in the U.S. and acquisitions in Europe.

   Investments in the power segment were $0.4 billion in 1996, down $0.3 billion from 1995 when the Hong Kong Black Point Power Station construction activities peaked.

   Capital and exploration expenditures in the U.S. totaled $2.4 billion in 1996, an increase of 15 percent from 1995. Spending outside the U.S. of $6.8 billion in 1996 was essentially unchanged from 1995. Total capital and exploration expenditures in 1997 should be at similar levels to 1996, as attractive investment opportunities continue to be developed in each of the major business segments.

   Firm commitments related to capital projects underway at year-end 1996 totaled approximately $2.4 billion, with the largest single commitment being $0.5 billion associated with the Black Point Power project. Similar commitments were $3.2 billion at the end of 1995. The corporation expects to fund the majority of these commitments through internally generated funds.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
++++++     +++++++              ++++++     +++++++            ++++++     +++++++
+                +              +                +            +                +
+                +              +                +            +                +
+    GRAPH #1    +              +    GRAPH #2    +            +    GRAPH #3    +
+                +              +                +            +                +
+                +              +                +            +                +
++++++++++++++++++              ++++++++++++++++++            ++++++++++++++++++

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

                                                                              F7

--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------


                                                                                                     Dec. 31     Dec. 31
                                                                                                      1996        1995
------------------------------------------------------------------------------------------------------------------------
                                                                                                   (millions of dollars)
Assets
   Current assets
     Cash and cash equivalents                                                                       $ 2,951    $  1,508
     Other marketable securities                                                                          18         281
     Notes and accounts receivable, less estimated doubtful amounts                                   10,499       8,925
     Inventories
        Crude oil, products and merchandise                                                            4,501       4,865
        Materials and supplies                                                                           784         816
     Prepaid taxes and expenses                                                                        1,157         923
                                                                                                     -------------------
          Total current assets                                                                       $19,910     $17,318
   Investments and advances                                                                            6,010       5,697
   Property, plant and equipment, at cost, less accumulated depreciation and depletion                66,607      65,446
   Other assets, including intangibles, net                                                            3,000       2,835
                                                                                                     -------------------
          Total assets                                                                               $95,527     $91,296
                                                                                                     ===================
Liabilities
   Current liabilities
     Notes and loans payable                                                                         $ 2,510     $ 2,247
     Accounts payable and accrued liabilities                                                         14,510      14,113
     Income taxes payable                                                                              2,485       2,376
                                                                                                     -------------------
          Total current liabilities                                                                  $19,505     $18,736
   Long-term debt                                                                                      7,236       7,778
   Annuity reserves and accrued liabilities                                                            9,195       8,770
   Deferred income tax liabilities                                                                    13,475      12,431
   Deferred credits                                                                                      660         975
   Equity of minority and preferred shareholders in affiliated companies                               1,914       2,170
                                                                                                     -------------------
          Total liabilities                                                                          $51,985     $50,860
                                                                                                     -------------------
Shareholders' Equity
   Preferred stock without par value (authorized 200 million shares)                                 $   303     $   454
   Guaranteed LESOP obligation                                                                          (345)       (501)
   Common stock without par value (authorized 2,000 million shares, 1,813 million issued)              2,822       2,822
   Earnings reinvested                                                                                57,156      53,539
   Cumulative foreign exchange translation adjustment                                                  1,126       1,339
   Common stock held in treasury (571 million shares in 1996 and 1995)                               (17,520)    (17,217)
                                                                                                     -------------------
          Total shareholders' equity                                                                 $43,542     $40,436
                                                                                                     -------------------
          Total liabilities and shareholders' equity                                                 $95,527     $91,296
                                                                                                     ===================

The information on pages F11 through F20 is an integral part of these statements.

F8

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF INCOME
--------------------------------------------------------------------------------

                                                                                           1996           1995          1994
------------------------------------------------------------------------------------------------------------------------------
                                                                                                 (millions of dollars)
Revenue
   Sales and other operating revenue, including excise taxes                             $131,543       $121,804      $112,128
   Earnings from equity interests and other revenue                                         2,706          2,116         1,776
                                                                                         -------------------------------------
        Total revenue                                                                    $134,249       $123,920      $113,904
                                                                                         -------------------------------------
Costs and other deductions
   Crude oil and product purchases                                                       $ 56,406       $ 50,320      $ 46,867
   Operating expenses                                                                      13,255         12,772        12,703
   Selling, general and administrative expenses                                             7,961          7,802         7,745
   Depreciation and depletion                                                               5,329          5,386         5,015
   Exploration expenses, including dry holes                                                  763            693           666
   Interest expense                                                                           464            485           725
   Excise taxes                                                                            14,815         13,911        12,445
   Other taxes and duties                                                                  22,956         21,808        19,701
   Income applicable to minority and preferred interests                                      384            301           233
                                                                                         -------------------------------------
        Total costs and other deductions                                                 $122,333       $113,478      $106,100
                                                                                         -------------------------------------
Income before income taxes                                                               $ 11,916       $ 10,442      $  7,804
   Income taxes                                                                             4,406          3,972         2,704
                                                                                         -------------------------------------
Net income                                                                               $  7,510       $  6,470      $  5,100
                                                                                         =====================================
Net income per common share (dollars)                                                    $   6.02       $   5.18      $   4.07


--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------


                                                                   1996                     1995                    1994
                                                            ------------------------------------------------------------------
                                                            Shares     Dollars        Shares   Dollars        Shares   Dollars
------------------------------------------------------------------------------------------------------------------------------
                                                                                        (millions)

Preferred stock outstanding at end of year                      5    $    303             7   $    454            9   $    554
Guaranteed LESOP obligation                                              (345)                    (501)                   (613)
Common stock issued at end of year                          1,813       2,822         1,813      2,822        1,813      2,822
Earnings reinvested
   At beginning of year                                              $ 53,539                 $ 50,821                $ 49,365
   Net income for year                                                  7,510                    6,470                   5,100
   Dividends - common and preferred shares                             (3,893)                  (3,752)                 (3,644)
                                                            -------------------------------------------------------------------
   At end of year                                                    $ 57,156                 $ 53,539                $ 50,821
                                                            -------------------------------------------------------------------
Cumulative foreign exchange translation adjustment
   At beginning of year                                              $  1,339                 $    848                $   (370)
   Change during the year                                                (213)                     491                   1,218
                                                            -------------------------------------------------------------------
   At end of year                                                    $  1,126                 $  1,339                $    848
                                                            -------------------------------------------------------------------
Common stock held in treasury
   At beginning of year                                      (571)   $(17,217)         (571)  $(17,017)        (571)  $(16,977)
   Acquisitions, at cost                                       (9)       (801)           (9)      (628)          (4)      (220)
   Dispositions                                                 9         498             9        428            4        180
                                                            -------------------------------------------------------------------
   At end of year                                            (571)   $(17,520)         (571)  $(17,217)        (571)  $(17,017)
                                                            -------------------------------------------------------------------
Shareholders' equity at end of year                                  $ 43,542                 $ 40,436                $ 37,415
                                                            -------------------------------------------------------------------
Common shares outstanding at end of year                    1,242                     1,242                   1,242
                                                            ===================================================================

The information on pages F11 through F20 is an integral part of these statements.

                                                                              F9

-------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF CASH FLOWS
-------------------------------------------------------------------------------

                                                                                                 1996         1995        1994
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      (millions of dollars)
Cash flows from operating activities
   Net income
     Accruing to Exxon shareholders                                                            $ 7,510      $  6,470   $  5,100
     Accruing to minority and preferred interests                                                  384           301        233
   Adjustments for non-cash transactions
     Depreciation and depletion                                                                  5,329         5,386      5,015
     Deferred income tax charges                                                                   835         1,043        260
     Annuity and accrued liability provisions                                                      514           843       (662)
   Dividends received greater than/(less than) equity in current earnings of equity companies       11           (22)        (3)
   Changes in operational working capital, excluding cash and debt
     Reduction/(increase)  - Notes and accounts receivable                                      (1,702)         (702)      (923)
                           - Inventories                                                           246            37        180
                           - Prepaid taxes and expenses                                            (81)          109       (111)
     Increase/(reduction)  - Accounts and other payables                                           495           546        565
   All other items - net                                                                          (379)         (164)       197
                                                                                               --------------------------------
     Net cash provided by operating activities                                                 $13,162      $ 13,847    $ 9,851
                                                                                               --------------------------------
Cash flows from investing activities
   Additions to property, plant and equipment                                                  $(7,209)      $(7,128)   $(6,643)
   Sales of subsidiaries and property, plant and equipment                                         719           666      1,359
   Additional investments and advances                                                            (810)         (530)      (309)
   Sales of investments and collection of advances                                                 522           285        158
   Additions to other marketable securities                                                       (159)         (380)    (1,341)
   Sales of other marketable securities                                                            422           732      1,354
                                                                                               --------------------------------
     Net cash used in investing activities                                                     $(6,515)      $(6,355)   $(5,422)
                                                                                               --------------------------------

Net cash generation before financing activities                                                $ 6,647       $ 7,492    $ 4,429
                                                                                               --------------------------------

Cash flows from financing activities
   Additions to long-term debt                                                                 $   659       $ 1,092    $ 1,221
   Reductions in long-term debt                                                                   (806)       (1,492)      (377)
   Additions to short-term debt                                                                    261           423        330
   Reductions in short-term debt                                                                  (607)         (901)    (1,205)
   Additions/(reductions) in debt with less than 90 day maturity                                   239        (1,827)         5
   Cash dividends to Exxon shareholders                                                         (3,902)       (3,765)    (3,659)
   Cash dividends to minority interests                                                           (291)         (282)      (420)
   Changes in minority interests and sales/(redemptions) of affiliate preferred stock             (338)          (84)        25
   Common stock acquired                                                                          (801)         (628)      (220)
   Common stock sold                                                                               347           328         66
                                                                                               --------------------------------
     Net cash used in financing activities                                                     $(5,239)      $(7,136)   $(4,234)
                                                                                               --------------------------------
Effects of exchange rate changes on cash                                                       $    35       $    (5)   $   (21)
                                                                                               --------------------------------
Increase in cash and cash equivalents                                                          $ 1,443       $   351    $   174
Cash and cash equivalents at beginning of year                                                   1,508         1,157        983
                                                                                               --------------------------------
Cash and cash equivalents at end of year                                                       $ 2,951       $ 1,508    $ 1,157
                                                                                               ================================


The information on pages F11 through F20 is an integral part of these statements.

F10

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------


Price Waterhouse LLP
                                                        Dallas, Texas
                                                        February 26, 1997
To the Shareholders of Exxon Corporation

In our opinion, the consolidated financial statements appearing on pages F8 through F20 present fairly, in all material respects, the financial position of Exxon Corporation and its subsidiary companies at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                                    /s/ Price Waterhouse LLP


--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

   The company's principal business is energy involving the worldwide exploration, production, transportation and sale of crude oil and natural gas and the manufacture, transportation and sale of petroleum products. The company is also a major worldwide manufacturer and marketer of petrochemicals, and participates in coal and minerals mining and electric power generation.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

   Certain costs and other deductions in the consolidated statement of income for prior years have been reclassified to conform to the 1996 presentation.

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


                                                                             F11

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Property, Plant and Equipment. Depreciation, depletion and amortization, based on cost less estimated salvage value of the asset, are primarily determined under either the unit-of-production method or the straight-line method. Unit-of-production rates are based on oil, gas and other mineral reserves estimated to be recoverable from existing facilities. The straight-line method of depreciation is based on estimated asset service life taking obsolescence into consideration.

   Maintenance and repairs are expensed as incurred. Major renewals and improvements are capitalized, and the assets replaced are retired.

   The corporation's exploration and production activities are accounted for under the "successful efforts" method. Under this method, costs of productive wells and development dry holes, both tangible and intangible, as well as productive acreage are capitalized and amortized on the unit-of-production method. Costs of that portion of undeveloped acreage likely to be unproductive, based largely on historical experience, are amortized over the period of exploration. Other exploratory expenditures, including geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred.

   Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" was implemented in January 1996. This Statement had no impact on the corporation's 1996 results of operations or financial position.

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


2. Miscellaneous Financial Information

Research and development costs totaled $520 million in 1996, $525 million in 1995 and $558 million in 1994.

   Net income included aggregate foreign exchange transaction losses of $37 million in 1996, gains of $26 million in 1995, and losses of $30 million in 1994.

   In 1996, 1995 and 1994, net income included gains of $14 million, $12 million, and $8 million, respectively, attributable to the combined effects of LIFO inventory accumulations and draw-downs. The aggregate replacement cost of inventories was estimated to exceed their LIFO carrying values by $4,151 million and $2,902 million at December 31, 1996 and 1995, respectively.

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

   Cash payments for interest were: 1996 - $669 million; 1995 - $776 million; and 1994 - $839 million. Cash payments for income taxes were: 1996 - $3,420 million; 1995 - $2,797 million; and 1994 - $2,548 million.

4. Additional Working Capital Data


                                                      Dec. 31    Dec. 31
                                                         1996       1995
------------------------------------------------------------------------
                                                   (millions of dollars)
Notes and accounts receivable
   Trade, less reserves of $81 million
     and $76 million                                  $ 7,993   $  6,979
   Other, less reserves of $17 million
     and $28 million                                    2,506      1,946
                                                      ------------------
                                                      $10,499   $  8,925
                                                      ==================
Notes and loans payable
   Bank loans                                         $  1,359  $  1,194
   Commercial paper                                        645       525
   Long-term debt due within one year                      463       495
   Other                                                    43        33
                                                      ------------------
                                                      $  2,510  $  2,247
                                                      ==================
Accounts payable and accrued liabilities
   Trade payables                                     $  8,343  $  8,470
   Obligations to equity companies                         926       813
   Accrued taxes other than income taxes                 2,880     2,662
   Other                                                 2,361     2,168
                                                      ------------------
                                                       $14,510   $14,113

On December 31, 1996, unused credit lines for short-term financing totaled approximately $6.3 billion. Of this total, $4.5 billion support commercial paper programs under terms negotiated when drawn. The weighted average interest rate on short-term borrowings outstanding at December 31, 1996 and 1995 was 5.9 percent and 6.2 percent, respectively.


F12

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

                                                                          1996                  1995                  1994
                                                                     ----------------------------------------------------------
                                                                               Exxon                 Exxon                Exxon
                                                                     Total     share       Total     share      Total     share
-------------------------------------------------------------------------------------------------------------------------------
                                                                                         (millions of dollars)
Total revenues
   Percent of revenues from companies included in the Exxon
     consolidation was 16% in 1996, 16% in 1995 and 18% in 1994     $33,719   $10,901    $32,187    $10,506   $26,078    $8,535
                                                                    -----------------------------------------------------------
Income before income taxes                                          $ 3,852   $ 1,831    $ 4,227    $ 1,974   $ 3,099    $1,396
Less: Related income taxes                                           (1,229)     (576)    (1,306)      (596)   (1,101)     (487)
                                                                    -----------------------------------------------------------
        Net income                                                  $ 2,623   $ 1,255    $ 2,921    $ 1,378   $ 1,998    $  909
                                                                    ===========================================================
Current assets                                                      $ 9,231   $ 3,097    $ 9,789    $ 3,261   $ 9,692    $3,254
Property, plant and equipment, less accumulated depreciation         15,586     5,987     14,272      5,671    13,230     5,380
Other long-term assets                                                3,695     1,400      3,633      1,312     3,219     1,127
                                                                    -----------------------------------------------------------
        Total assets                                                $28,512   $10,484    $27,694    $10,244   $26,141    $9,761
                                                                    -----------------------------------------------------------
Short-term debt                                                     $ 1,661   $   541    $ 1,233    $   371   $ 1,343    $  390
Other current liabilities                                             8,736     3,111      8,128      2,864     7,368     2,651
Long-term debt                                                        2,857       918      2,660        839     2,543       817
Other long-term liabilities                                           4,319     1,820      4,424      1,818     4,274     1,832
Advances from shareholders                                            1,006       469      1,000        577       881       448
                                                                    -----------------------------------------------------------
        Net assets                                                  $ 9,933   $ 3,625    $10,249    $ 3,775   $ 9,732    $3,623
                                                                    ===========================================================

6. Investments and Advances                                                                                 Dec. 31    Dec. 31
                                                                                                             1996       1995
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                          (millions of dollars)
In less than majority-owned companies
   Carried at equity in underlying assets
     Investments                                                                                              $3,625     $3,775
     Advances                                                                                                    751        577
                                                                                                              -----------------
                                                                                                              $4,376     $4,352
   Carried at cost or less                                                                                       154        139
                                                                                                              -----------------
                                                                                                              $4,530     $4,491
Long-term receivables and miscellaneous investments at cost or less                                            1,480      1,206
                                                                                                              -----------------
        Total                                                                                                 $6,010     $5,697
                                                                                                              =================

7. Investment in Property, Plant and Equipment                                        Dec. 31, 1996             Dec. 31, 1995
                                                                                -----------------------------------------------
                                                                                    Cost         Net           Cost         Net
-------------------------------------------------------------------------------------------------------------------------------
                                                                                             (millions of dollars)
Petroleum and natural gas
   Exploration and production                                                   $ 69,748     $32,685        $ 66,797    $32,170
   Refining and marketing                                                         31,524      17,858          32,106     18,152
                                                                                -----------------------------------------------
        Total petroleum and natural gas                                         $101,272     $50,543        $ 98,903    $50,322
Chemicals                                                                         10,785       5,880          10,018      5,370
Other                                                                             14,309      10,184          13,416      9,754
                                                                                -----------------------------------------------
        Total                                                                   $126,366     $66,607        $122,337    $65,446
                                                                                ===============================================

Accumulated depreciation and depletion totaled $59,759 million at the end of 1996 and $56,891 million at the end of 1995. Interest capitalized in 1996, 1995 and 1994 was $520 million, $533 million and $405 million, respectively.


                                                                             F13

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


8. Incentive Program

The 1993 Incentive Program provides for grants of stock options, stock appreciation rights (SARs), restricted stock and other forms of award. Awards may be granted over the 10-year period ending April 28, 2003 to eligible employees of the corporation and those affiliates at least 50 percent owned. The number of shares of stock which may be awarded each year under the 1993 Incentive Program may not exceed seven tenths of one percent (0.7%) of the total number of shares of common stock of the corporation outstanding (excluding shares held by the corporation) on December 31 of the preceding year. If the total number of shares effectively granted in any year is less than the maximum number of shares allowable, the balance may be carried over thereafter. Outstanding awards are subject to certain forfeiture provisions contained in the program or award instrument.

   As under earlier programs, options and SARs may be granted at prices not less than 100 percent of market value on the date of grant and have a maximum life of 10 years. Most of the options and SARs thus far granted first become exercisable after one year of continuous employment following the date of grant. Of the options outstanding at December 31, 1996 and 1995, 2,497 thousand and 4,310 thousand, respectively, included SARs. Exercise of either a related option or a related SAR cancels the other to the extent exercised. No SARs have been granted since 1992.

     Shares available for granting at the beginning of 1996 were 16,945 thousand and 10,782 thousand at the end of 1996. At December 31, 1996 and 1995, respectively, 208 thousand and 171 thousand shares of restricted common stock were outstanding.

    Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" was implemented in January 1996. As permitted by the Standard, Exxon retained its prior method of accounting for stock compensation. If the accounting provisions of Statement No. 123 had been adopted, the net impact on 1996 and 1995 income would not have been material.

     The effect on net income per common share from the assumed exercise of stock options outstanding at year-end 1996, 1995 or 1994 would be insignificant.

     Changes that occurred in options outstanding in 1996, 1995 and 1994 are summarized below (shares in thousands):

                                                                     1996                 1995                   1994
----------------------------------------------------------------------------------------------------------------------------------
                                                                       Avg. Exercise          Avg. Exercise          Avg. Exercise
                                                               Shares      Price      Shares      Price      Shares      Price
----------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                               37,755      $59.40     39,035     $54.08       35,063    $52.36
Granted                                                         5,984       94.13      5,893      78.94        5,780     60.50
Exercised                                                      (6,647)      51.38     (6,992)     46.24       (1,613)    38.85
Expired/Canceled                                                 (143)      75.26       (181)     57.38         (195)    60.75
                                                               ------                 ------                  ------
Outstanding at end of year                                     36,949       66.40     37,755      59.40       39,035     54.08

Exercisable at end of year                                     30,970       61.05     31,862      55.79       33,290     52.98

The following table summarizes information about stock options outstanding at December 31, 1996 (shares in thousands):

                         Options Outstanding                                    Options Exercisable
----------------------------------------------------------------------        -------------------------
Exercise Price                       Avg. Remaining      Avg. Exercise                    Avg. Exercise
    Range               Shares      Contractual Life         Price            Shares          Price
----------------------------------------------------------------------        -------------------------
 $40.00-60.50           20,124         5.2 years            $55.34            20,124         $55.34
  63.56-94.13           16,825          8.6                  79.64            10,846          71.65
                        ------                                                ------
 Total                  36,949          6.8                  66.40            30,970          61.05

--------------------------------------------------------------------------------

9. Leased Facilities

At December 31, 1996, the corporation and its consolidated subsidiaries held non-cancelable operating charters and leases covering drilling equipment, tankers, service stations and other properties with minimum lease commitments as follows:

                                    Minimum          Related
                                  commitment      rental income
---------------------------------------------------------------
                                      (millions of dollars)
1997                              $   795            $  42
1998                                  554               34
1999                                  389               27
2000                                  309               18
2001                                  241               16
2002 and beyond                     1,129              100

   Net rental expenditures for 1996, 1995 and 1994 totaled $1,284 million, $1,212 million and $1,173 million, respectively, after being reduced by related rental income of $133 million, $157 million and $147 million, respectively. Minimum rental expenditures totaled $1,330 million in 1996, $1,280 million in 1995 and $1,239 million in 1994.

10. Interest Rate Swap, Currency Exchange and Commodity Contracts

The corporation limits its use of financial derivative instruments to simple risk management activities. The corporation does not hold or issue financial derivative instruments for trading purposes nor does it use financial derivatives with leveraged features. Derivative instruments are matched to existing assets, liabilities or transactions with the objective of mitigating the impact of adverse movements in interest rates, currency exchange rates or commodity prices. These instru-

F14
ments normally equal the amount of the underlying assets, liabilities or transactions and are held to maturity. Instruments are either traded over authorized exchanges or with counterparties of high credit standing. As a result of the above factors, the corporation's exposure to market and credit risks from financial derivative instruments is considered to be negligible.

     Interest rate swap agreements are used to adjust the ratio of fixed and floating rates in the corporation's debt portfolio. Interest rate swap agreements, maturing 1997-1999, had an aggregate notional principal amount of $500 million and $510 million at year-end 1996 and 1995, respectively. Currency exchange contracts are used to reduce the risk of adverse foreign currency movements related to certain foreign currency debt obligations. Currency exchange contracts, maturing 1997-2005, totaled $1,585 million at year-end 1996 and $1,795 million at year-end 1995. These amounts included contracts in which affiliates held positions which were effectively offsetting totaling $794 million in 1996 and $810 million in 1995. Excluding these, the remaining currency exchange contracts totaled $791 million and $985 million at year-end 1996 and 1995, respectively.

   The corporation makes limited use of commodity swap and futures contracts of short duration to mitigate the risk of unfavorable price movements on certain crude and petroleum product purchases and sales. The aggregate notional amount for these contracts at year-end 1996 and 1995 was not material.

11. Fair Value of Financial Instruments

The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. Long-term debt is the only category of financial instruments whose fair value differs materially from the recorded book value. The estimated fair value of total long-term debt, including capitalized lease obligations, at December 31, 1996 and 1995 was $7.8 billion and $8.8 billion, respectively, as compared to recorded book values of $7.2 billion and $7.8 billion.

12. Long-Term Debt

At December 31, 1996, long-term debt consisted of $6,387 million due in U.S. dollars and $849 million representing the U.S. dollar equivalent at year-end exchange rates of amounts payable in foreign currencies. These amounts exclude that portion of long-term debt, totaling $463 million, which matures within one year and is included in current liabilities. The amounts of long-term debt maturing, together with sinking fund payments required, in each of the four years after December 31, 1997, in millions of dollars, are: 1998 - $781; 1999 - $646; 2000 - $224; 2001 - $686. Certain of the borrowings described may from time to time be assigned to other Exxon affiliates. At December 31, 1996, the corporation had $858 million in unused long-term credit lines.

   In 1996, debt totaling $434 million was removed from the balance sheet as a result of the deposit of U.S. government securities in irrevocable trusts. Together with amounts defeased prior to 1996, the total outstanding balance of defeased debt at year-end 1996 was $929 million.


   Summarized long-term borrowings at year-end 1996 and 1995 were as follows:

                                                           Dec. 31    Dec. 31
                                                            1996       1995
-----------------------------------------------------------------------------
                                                        (millions of dollars)
Exxon Capital Corporation
8.25% Guaranteed notes due 1999                            $    0      $   26
7.45% Guaranteed notes due 2001                               246         246
6.625% Guaranteed notes due 2002                                0         217
6.15% Guaranteed notes due 2003                                 0         196
Guaranteed zero coupon notes due 2004
   - Face value ($1,146) net of
     unamortized discount                                     482         432
6.0% Guaranteed notes due 2005                                246         246
6.125% Guaranteed notes due 2008                              250         250

Exxon Funding B.V.
8.0% Guaranteed notes due 1998                                250         249

SeaRiver Maritime Financial Holdings, Inc.
Guaranteed debt securities due 1997-2011                      150         150
Guaranteed deferred interest
   debentures due 2012
   - Face value ($771) net of
     unamortized discount                                     526         472

Exxon Energy Limited
8.3% Hong Kong dollar loan due 1997-2008                      159         174
7.16% Export credit loans due 1997-2012                       763         437
8.5% British pound loans due 1999-2002                         70          70
Floating rate term loan due 2000-2006                         565         531
6.87% notes due 2003                                          173         173

Imperial Oil Limited
9.875% Canadian dollar notes due 1999                         173         174
8.3% notes due 2001                                           200         200
Variable rate notes due 2004                                  650       1,000
8.75% notes due 2019                                          219         219

Industrial revenue bonds due 2012-2033                        926         926
Guaranteed LESOP notes due 1997-1999                          235         386
Other U.S. dollar obligations                                 506         405
Other foreign currency obligations                            402         542
Capitalized lease obligations*                                 45          57
                                                           ------------------
     Total long-term debt                                  $7,236      $7,778
                                                           ==================

  *At an average imputed interest rate of 9.3% in 1996 and 9.1% in 1995.



                                                                             F15

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

13. Litigation and Other Contingencies

A number of lawsuits, including class actions, were brought in various courts against Exxon Corporation and certain of its subsidiaries relating to the accidental release of crude oil from the tanker Exxon Valdez in 1989. Essentially all of these lawsuits have now been resolved or are subject to appeal.

   On September 24, 1996, the United States District Court for the District of Alaska entered a judgment in the amount of $5.058 billion in the Exxon Valdez civil trial that began in May 1994. The District Court awarded approximately $19.6 million in compensatory damages to fisher plaintiffs, $38 million in prejudgment interest on the compensatory damages and $5 billion in punitive damages to a class composed of all persons and entities who asserted claims for punitive damages from the corporation as a result of the Exxon Valdez grounding. The District Court also ordered that these awards shall bear interest from and after entry of the judgment. The District Court stayed execution on the judgment pending appeal based on a $6.75 billion letter of credit posted by the corporation. Exxon has appealed the judgment. The corporation continues to believe that the punitive damages in this case are unwarranted and that the judgment should be set aside or substantially reduced by the appellate courts.

   The ultimate cost to the corporation from the lawsuits arising from the Exxon Valdez grounding is not possible to predict and may not be resolved for a number of years.

   On January 29, 1997, a settlement agreement was concluded resolving all remaining matters between Exxon and various insurers arising from the Valdez accident. Under terms of this settlement, Exxon received $480 million. Income statement recognition of this settlement will be deferred in view of uncertainty regarding the ultimate cost to the corporation of the Valdez accident.

   German and Dutch affiliated companies are the concessionaires of a natural gas field subject to a treaty between the governments of Germany and the Netherlands under which the gas reserves in an undefined border or common area are to be shared equally. Entitlement to the reserves is determined by calculating the amount of gas which can be recovered from this area. Based on the final reserve determination, the German affiliate has received more gas than its entitlement. Arbitration proceedings, as provided in the agreements, have been underway to determine the manner of resolving the issues between the German and Dutch affiliated companies.

   On July 8, 1996, an interim ruling was issued establishing a provisional compensation payment for the excess gas received. Additional compensation, if any, remains subject to further arbitration proceedings or negotiation. Other substantive matters remain outstanding, including recovery of royalties paid on such excess gas and the taxes payable on the final compensation amount. The net financial impact on the corporation is not possible to predict at this time given these outstanding issues. However, the ultimate outcome is not expected to have a materially adverse effect upon the corporation's consolidated financial condition or operations.

   The U.S. Tax Court has decided the issue with respect to the pricing of crude oil purchased from Saudi Arabia for the years 1979-1981 in favor of the corporation. This decision is subject to appeal. Certain other issues for the years 1979-1982 remain pending before the Tax Court. The ultimate resolution of these issues is not expected to have a materially adverse effect upon the corporation's operations or financial condition.

   Claims for substantial amounts have been made against Exxon and certain of its consolidated subsidiaries in other pending lawsuits, the outcome of which is not expected to have a materially adverse effect upon the corporation's consolidated financial condition or operations.

   The corporation and certain of its consolidated subsidiaries were contingently liable at December 31, 1996 for $1,293 million, primarily relating to guarantees for notes, loans and performance under contracts. This includes $949 million representing guarantees of non-U.S. excise taxes and customs duties of other companies, entered into as a normal business practice, under reciprocal arrangements. Not included in this figure are guarantees by consolidated affiliates of $1,358 million, representing Exxon's share of obligations of certain equity companies.

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

14. Annuity Benefits

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

F16

                                                                               U.S. Plans                     Non-U.S. Plans
                                                                         ----------------------           ---------------------
Annuity plans net pension cost/(credit)                                  1996     1995     1994           1996     1995    1994
-------------------------------------------------------------------------------------------------------------------------------
                                                                                          (millions of dollars)
Cost of benefits earned by employees during the year                     $147     $111     $146           $162     $148    $163
Interest accrual on benefits earned in prior years                        361      362      354            523      540     483
Actual (gain)/loss on plan assets                                        (544)    (796)     (44)          (641)    (625)     76
Deferral of actual versus assumed return on assets                        193      486     (286)           229      254    (423)
Amortization of actuarial (gain)/loss and prior service cost               13      (23)      10             40       20      67
Net pension enhancement and curtailment/settlement expense                  6       (9)       9             17       11      35
                                                                         ------------------------------------------------------
Net pension cost for the year                                            $176     $131     $189           $330     $348    $401
                                                                         ======================================================

                                                                          U.S. Plans                   Non-U.S. Plans
                                                                       ----------------               ----------------
                                                                       Dec. 31  Dec. 31               Dec. 31  Dec. 31
Annuity plans status                                                    1996     1995                  1996     1995
------------------------------------------------------------------------------------------------------------------------
                                                                                     (millions of dollars)
Actuarial present value of benefit obligations
   Benefits based on service to date and present pay levels
     Vested                                                            $3,887   $4,047                $6,219    $ 5,921
     Non-vested                                                           497      527                   211        195
                                                                       ---------------                -----------------
        Total accumulated benefit obligation                           $4,384   $4,574                $6,430    $ 6,116
   Additional benefits related to projected pay increases                 693      784                 1,040        953
                                                                       ---------------                -----------------
        Total projected benefit obligation                             $5,077   $5,358                $7,470    $ 7,069
                                                                       ---------------                -----------------
Funded assets (market values)                                          $3,815   $3,753                $5,025     $4,547
Book reserves                                                           1,299    1,178                 2,127      2,226
                                                                       ---------------                -----------------
        Total funded assets and book reserves                          $5,114   $4,931                $7,152    $ 6,773
                                                                       ---------------                -----------------
Assets and reserves in excess of/(less than) projected benefit
 obligation                                                            $   37   $ (427)               $ (318)   $  (296)
   Unrecognized net gain/(loss) at transition                          $  192   $  243                $  (10)   $    21
   Unrecognized net actuarial loss since transition                       (62)    (568)                 (196)       (16)
   Unrecognized prior service costs incurred since transition             (93)    (102)                 (112)      (301)

Assets and reserves in excess of accumulated benefit obligation        $  730   $  357                $  722    $   657

Assumptions in projected benefit obligation and expense (percent)
   Discount rate                                                         7.50     7.00             4.5-  8.5  5.0-  9.0
   Long-term rate of compensation increase                               4.00     4.50             3.0-  6.5  3.0-  7.0
   Long-term annual rate of return on funded assets                      9.75    10.00             6.0- 10.0  6.0- 10.0

--------------------------------------------------------------------------------

   Pension data, as shown above, is reported as required by current accounting standards which specify use of a discount rate at which pension liabilities could be effectively settled. The discount rate stipulated for use in calculating year-end pension liabilities is based on the year-end rate of interest on high quality bonds. For determining the funding requirements of U.S. pension plans in accordance with applicable federal government regulations, Exxon has elected to use the expected long-term rate of return of the pension fund's actual portfolio as the discount rate. This rate, 9.75 percent, has historically been higher than bonds as the majority of pension assets are invested in equities. On this basis, all of Exxon's U.S. funded plans meet the full funding requirements of the government as shown below. In fact, the actual rate earned over the past decade has been 12 percent.


                                                                                            Dec. 31   Dec. 31
Status of U.S. plans subject to federal government funding requirements                      1996      1995
-----------------------------------------------------------------------------------------------------------------
                                                                                         (millions of dollars)
Funded assets at market value less total projected benefit obligation                      $(1,262)  $(1,605)
Differences between accounting and funding basis:
   Certain smaller plans unfunded due to lack of tax and regulatory incentives                 519       520
   Use of long term rate of return on fund assets as the discount rate                         900     1,170
   Use of government regulations and other actuarial adjustments                                54       (85)
                                                                                           -----------------
Funded assets in excess of obligations under government regulations                        $   211   $     -

                                                                             F17

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FININCIAL STATEMENTS
--------------------------------------------------------------------------------


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

                                                                1996                        1995                      1994
                                                     -------------------------    ------------------------   -----------------------
Other postretirement benefits expense                Total  Health  Life/Other    Total  Health Life/Other   Total Health Life/Other
------------------------------------------------------------------------------------------------------------------------------------

                                                                               (millions of dollars)

Service cost                                           $ 28     $12      $16       $   22   $11      $11      $  27    $12      $15
Interest cost                                           130      45       85          133    46       87        128     45       83
Actual (gain) on plan assets                            (57)      -      (57)         (99)    -      (99)         -      -        -
Deferral of actual versus assumed return on assets       21       -       21           71     -       71        (28)     -      (28)

Amortization of actuarial loss                           15       7        8            1     -        1         14      4       10
                                                       -----------------------------------------------------------------------------

     Net expense                                       $137     $64      $73         $128   $57      $71       $141    $61      $80
                                                       =============================================================================

                                                                                   Dec. 31, 1996                  Dec. 31, 1995
                                                                              -------------------------      -----------------------
Other postretirement benefit plans status                                     Total   Health Life/Other      Total Health Life/Other
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                (millions of dollars)
Accumulated postretirement benefit obligation
   Retirees                                                                  $1,372    $460   $   912       $1,375   $463  $   912
   Fully eligible participants                                                  121      42        79          120     41       79
   Other active participants                                                    386     147       239          394    147      247
                                                                             -------------------------------------------------------
                                                                             $1,879    $649    $1,230       $1,889   $651   $1,238
Funded assets (market values)                                                  (422)      -      (422)        (375)     -     (375)
Unrecognized prior service costs                                                (22)    (22)        -          (24)   (24)       -
Unrecognized net loss                                                          (133)    (95)      (38)        (207)   (93)    (114)
                                                                             -------------------------------------------------------
Book reserves                                                                $1,302    $532   $   770       $1,283   $534  $   749
                                                                             =======================================================
Assumptions in accumulated postretirement benefit
obligation and expense (percent)
   Discount rate                                                               7.50                           7.00
   Long-term rate of compensation increase                                     4.00                           4.50
   Long-term annual rate of return on funded assets                            9.75                          10.00
------------------------------------------------------------------------------------------------------------------------------------

16. Capital

In 1989, the corporation sold 16.3 million shares of a new issue of convertible Class A Preferred Stock to its leveraged employee stock ownership plan (LESOP) trust for $61.50 per share. The proceeds of the issuance were used by the corporation for general corporate purposes. The corporation recorded a "Guaranteed LESOP Obligation" of $1,000 million as debt and as a reduction in shareholders' equity, representing company-guaranteed borrowings by the LESOP trust to purchase the preferred stock. As the debt is repaid, the Guaranteed LESOP Obligation will be extinguished. The stock can be converted into common stock at the lower of common stock market value or $61.50. Dividends are cumulative and payable in an amount per share equal to $4.68 per annum. Dividends paid per preferred share were $4.68 in 1996, 1995 and 1994.

   Dividends paid per common share were $3.12 in 1996, $3.00 in 1995 and $2.91 in 1994.

   Earnings per common share are based on net income less preferred stock dividends and the weighted average number of outstanding common shares during each year, adjusted for stock splits.

17. Leveraged Employee Stock Ownership Plan (LESOP)

In 1989, the corporation's employee stock ownership plan trustee borrowed $1,000 million under the terms of notes guaranteed by the corporation maturing between 1990 and 1999. The principal due on the notes increases from $75 million in 1990 to $125 million in 1999. As further described in note 16, the LESOP trustee used the proceeds of the borrowing to purchase shares of convertible Class A Preferred Stock.

   Employees eligible to participate in the corporation's thrift plan may elect to participate in the LESOP. Corporation contributions to the plan, plus dividends, are used to make principal and interest payments on the notes. As contributions and dividends are credited, shares of preferred stock are proportionately converted into common stock, with no cash flow impact to the corporation, and allocated to participants' accounts. In 1996, 1995 and 1994,
2.5 million, 1.6 million and 1.8 million shares of preferred stock totaling $151 million, $100 million and $114 million, respectively, were converted to common stock and allocated. Preferred dividends of $27 million, $38 million and $46 million were paid during 1996, 1995 and 1994, respectively, and covered interest payments on the notes. The 1996, 1995 and 1994 principal payments were made from employer contributions and dividends reinvested within the

F18

LESOP trust and payments, if any, by Exxon as guarantor.

   Accounting for the plan follows the principles which were in effect in 1989 when the plan was established. The amount of compensation expense recorded by the corporation for contributions to the plan was $31 million in 1996, $73 million in 1995 and $80 million in 1994. The LESOP trust held 4.9 million and
7.4 million shares of preferred stock, and 19.7 million and 19.3 million shares of common stock at the end of 1996 and 1995, respectively.

--------------------------------------------------------------------------------

18. Income, Excise and Other Taxes

--------------------------------------------------------------------------------


                                                  1996                           1995                           1994
-------------------------------------------------------------------------------------------------------------------------------
                                        United     Non-                United    Non-                 United    Non-
                                        States     U.S.     Total      States    U.S.      Total      States    U.S.      Total
                                        ---------------------------------------------------------------------------------------
                                                                         (millions of dollars)
Income taxes
   Federal or non-U.S.
     Current                           $  988   $  2,751  $ 3,739      $  854  $ 1,966   $ 2,820      $  380   $ 2,036  $ 2,416
     Deferred - net                       314        164      478         199      789       988         153        93      246
   U.S. tax on non-U.S. operations         47          -       47          45        -        45          (8)        -       (8)
                                       ----------------------------------------------------------------------------------------
                                       $1,349   $  2,915  $ 4,264      $1,098  $ 2,755   $ 3,853      $  525   $ 2,129  $ 2,654
   State                                  142          -      142         119        -       119          50         -       50
                                       ----------------------------------------------------------------------------------------
        Total income tax expense       $1,491   $  2,915  $ 4,406      $1,217  $ 2,755   $ 3,972      $  575   $ 2,129  $ 2,704
Excise taxes                            2,494     12,321   14,815       2,356   11,555    13,911       2,266    10,179   12,445
All other taxes and duties                853     23,689   24,542         870   22,458    23,328         874    20,310   21,184
                                       ----------------------------------------------------------------------------------------
        Total                          $4,838   $ 38,925  $43,763      $4,443  $36,768   $41,211      $3,715   $32,618  $36,333
                                       ========================================================================================

All other taxes and duties include taxes reported in operating and selling, general and administrative expenses. The above provisions for deferred income taxes include net (charges)/credits for the effect of changes in tax laws and rates of $26 million in 1996, $(83) million in 1995 and $43 million in 1994. Income taxes of $(78) million in 1996, $(14) million in 1995 and $(10) million in 1994, were (charged)/credited directly to shareholders' equity.

--------------------------------------------------------------------------------

   The reconciliation between income tax expense and a theoretical U.S. tax computed by applying a rate of 35 percent for 1996, 1995 and 1994, is as follows:


                                                    1996       1995       1994
--------------------------------------------------------------------------------
                                                      (millions of dollars)
Earnings before Federal and
   non-U.S. income taxes
     United States                                $ 3,706    $ 2,619     $1,924
     Non-U.S.                                       8,068      7,704      5,830
                                                  ------------------------------
        Total                                     $11,774    $10,323     $7,754
                                                  ------------------------------
Theoretical tax                                   $ 4,121    $ 3,613     $2,714
Effect of equity method accounting                   (439)      (482)      (318)
Adjustment for non-U.S. taxes in
   excess of theoretical U.S. tax                     530        541        407
U.S. tax on non-U.S. operations                        47         45         (8)
Other U.S.                                              5        136       (141)
                                                  ------------------------------
Federal and non-U.S. income
   tax expense                                    $ 4,264    $ 3,853     $2,654
                                                  ==============================

        Total effective tax rate                    39.9%      41.4%      38.5%

   The effective income tax rate includes state income taxes and the corporation's share of income taxes of equity companies. Equity company taxes totaled $576 million in 1996, $596 million in 1995 and $487 million in 1994, essentially all outside the U.S.

   Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

   Deferred tax liabilities/(assets) are comprised of the following at December 31:


Tax effects of temporary differences for:                   1996        1995
--------------------------------------------------------------------------------
                                                          (millions of dollars)
Depreciation                                              $10,574      $ 9,938
Intangible development costs                                3,177        3,088
Capitalized interest                                        1,187        1,074
Other liabilities                                           1,824        1,296
                                                          ----------------------
     Total deferred tax liabilities                       $16,762      $15,396
                                                          ----------------------

Pension and other postretirement benefits                 $(1,102)     $(1,072)
Site restoration reserves                                    (850)        (794)
Tax loss carryforwards                                       (718)        (583)
Other assets                                               (1,259)      (1,035)
                                                          ----------------------
     Total deferred tax assets                            $(3,929)     $(3,484)
                                                          ----------------------
Asset valuation allowances                                    327          314
                                                          ----------------------
     Net deferred tax liabilities                         $13,160      $12,226
                                                          ======================

   The corporation had $6.2 billion of indefinitely reinvested, undistributed earnings from subsidiary companies outside the U.S. Unrecognized deferred taxes on remittance of these funds are not expected to be material.

                                                                             F19

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


19. Distribution of Earnings and Assets


Segment                                     1996                              1995                             1994
------------------------------------------------------------------------------------------------------------------------------------

                                                     Corporate                         Corporate                       Corporate
                               Petroleum   Chemicals   total      Petroleum Chemicals    total     Petroleum  Chemicals  total
                               -----------------------------------------------------------------------------------------------------

                                                                      (millions of dollars)
Sales and operating revenue
   Non-affiliated              $118,012    $11,430   $131,543     $107,749   $11,737   $121,804    $100,409  $  9,544  $112,128
   Intersegment                   3,049      1,683          -        2,539     1,609          -       2,327     1,419         -
                               -----------------------------------------------------------------------------------------------------

        Total                  $121,061    $13,113   $131,543     $110,288   $13,346   $121,804    $102,736   $10,963  $112,128
                               =====================================================================================================

Operating profit               $  8,717    $ 1,662   $ 11,134     $  6,654   $ 2,734   $ 10,185    $  5,935   $ 1,262  $  7,897
Add/(deduct):
   Income taxes                  (3,735)      (592)    (4,420)      (3,060)     (896)    (4,065)     (2,538)     (344)   (2,992)
   Minority interests              (215)       (14)      (458)        (129)      (27)      (365)       (119)       (7)     (307)
   Earnings of
     equity companies             1,176        143      1,319        1,219       207      1,426         893        43       936
   Corporate and financing            -          -        (65)           -         -       (711)          -         -      (434)
                               -----------------------------------------------------------------------------------------------------

Earnings                       $  5,943    $ 1,199   $  7,510     $  4,684   $ 2,018   $  6,470    $  4,171   $   954  $  5,100
                               =====================================================================================================

Identifiable assets            $ 70,035    $10,715   $ 95,527     $ 68,852   $ 9,595   $ 91,296    $ 67,017   $ 8,778  $ 87,862
Depreciation and depletion     $  4,394    $   430   $  5,329     $  4,474   $   399   $  5,386    $  4,178   $   399  $  5,015
Additions to plant             $  5,161    $   987   $  7,132     $  5,055   $   782   $  7,201    $  4,884   $   473  $  6,568

Geographic                                                       Sales and other operating revenue    Earnings Identifiable assets
------------------------------------------------------------------------------------------------------------------------------------

                                                                 Non-affiliated  Interarea   Total
                                                                 -------------------------------------------------------------------

                                                                                       (millions of dollars)
1996    Petroleum and chemicals
          United States                                           $  27,513     $   857    $ 28,370    $2,651        $25,161
          Other Western Hemisphere                                   20,197         158      20,355       559         10,768
          Eastern Hemisphere                                         81,732         771      82,503     3,932         44,821
        Other/eliminations                                            2,101      (1,786)        315       368         14,777
                                                                  ----------------------------------------------------------
            Corporate total                                       $ 131,543           -    $131,543    $7,510        $95,527
                                                                  ==========================================================

1995    Petroleum and chemicals
          United States                                           $  24,024     $   854    $ 24,878    $2,307        $24,606
          Other Western Hemisphere                                   18,354         328      18,682       444         10,664
          Eastern Hemisphere                                         77,108       1,842      78,950     3,951         43,177
        Other/eliminations                                            2,318      (3,024)       (706)     (232)        12,849
                                                                  ----------------------------------------------------------
            Corporate total                                       $ 121,804           -    $121,804    $6,470        $91,296
                                                                  ==========================================================
1994    Petroleum and chemicals
          United States                                           $  22,651     $   834    $ 23,485    $1,560        $24,926
          Other Western Hemisphere                                   16,875         500      17,375       370         10,693
          Eastern Hemisphere                                         70,429       1,868      72,297     3,195         40,176
        Other/eliminations                                            2,173      (3,202)     (1,029)      (25)        12,067
                                                                  ----------------------------------------------------------
            Corporate total                                       $ 112,128           -    $112,128    $5,100        $87,862
                                                                  ==========================================================

Transfers between business activities or areas are at estimated market prices.

F20

--------------------------------------------------------------------------------
QUARTERLY INFORMATION
--------------------------------------------------------------------------------

                                                    1996                                                 1995
                               -----------------------------------------------------------------------------------------------------
                                First     Second    Third   Fourth                    First   Second     Third   Fourth
                               Quarter    Quarter  Quarter  Quarter     Year         Quarter  Quarter   Quarter  Quarter   Year
------------------------------------------------------------------------------    --------------------------------------------------
Volumes
Production of crude oil                                            (thousands of barrels daily)
   and natural gas liquids       1,683     1,595    1,570     1,615      1,615        1,772    1,742     1,684    1,706    1,726
Refinery throughput              3,753     3,754    3,828     3,833      3,792        3,631    3,442     3,713    3,846    3,659
Petroleum product sales          5,149     5,067    5,223     5,404      5,211        5,043    4,896     5,099    5,264    5,076

Natural gas production                                            (millions of cubic feet daily)
   available for sale            8,330     5,674    5,084     7,227      6,577        7,187    5,119     4,717    7,046    6,013

                                                                    (thousands of metric tons)
Chemical prime product sales     3,911     3,978    3,909     3,914     15,712        3,569    3,637     3,553    3,618   14,377

Summarized financial data
Sales and other operating                                               (millions of dollars)
   revenue                     $30,474    31,625   32,938    36,506    131,543      $29,197   31,084    30,577   30,946  121,804
Gross profit*                  $13,217    13,724   14,403    15,209     56,553      $12,316   13,102    13,685   14,223   53,326
Net income                     $ 1,885     1,570    1,560     2,495      7,510      $ 1,660    1,630     1,500    1,680    6,470

Per share data                                                           (dollars per share)
Net income per common share    $  1.51      1.26     1.25      2.00       6.02      $  1.33     1.30      1.20     1.35     5.18
Dividends per common share     $  0.75      0.79     0.79      0.79       3.12      $  0.75     0.75      0.75     0.75     3.00
Dividends per preferred share  $  1.17      1.17     1.17      1.17       4.68      $  1.17     1.17      1.17     1.17     4.68

Common Stock prices
   High                        $86.000    88.750   90.125   101.250    101.250      $67.000   72.375    74.250   86.000   86.000
   Low                         $77.625    79.875   80.000    82.875     77.625      $60.125   66.000    68.125   71.375   60.125

*Gross profit equals sales and other operating revenue less estimated costs associated with products sold. Certain costs and other deductions for 1995 have been reclassified to conform to the 1996 presentation.


The price range of Exxon Common Stock is based on the composite tape of the several U.S. exchanges where Exxon Common Stock is traded. The principal market where Exxon Common Stock (XON) is traded is the New York Stock Exchange, although the stock is traded on other exchanges in and outside the United States.

   At January 31, 1997, there were 610,416 holders of record of Exxon Common Stock.

   On January 29, 1997, the corporation declared a $0.79 dividend per common share, payable March 10, 1997.

                                                                             F21

--------------------------------------------------------------------------------
SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES
--------------------------------------------------------------------------------

                                                              Consolidated Subsidiaries
                                           --------------------------------------------------------------
                                                                                                              Non-
                                           United                                                         Consolidated   Total
 Results of Operations                     States     Canada    Europe** Asia-Pacific    Other      Total  Interests   Worldwide
--------------------------------------------------------------------------------------------------------------------------------
                                                                            (millions of dollars)
 1996 - Revenue
          Sales to third parties           $1,706    $   443     $2,581     $1,998     $  119     $ 6,847   $2,974      $ 9,821
          Transfers                         3,846        682      2,360        736        125       7,749       47        7,796
                                           ------------------------------------------------------------------------------------
                                           $5,552    $ 1,125     $4,941     $2,734     $  244     $14,596   $3,021      $17,617
        Production costs excluding taxes    1,116        376      1,050        391         70       3,003      250        3,253
        Exploration expenses                  116         32        224        140        255         767       73          840
        Depreciation and depletion          1,139        342      1,130        426        102       3,139      195        3,334
        Taxes other than income               476         24         96        477          -       1,073    1,038        2,111
        Related income tax                    990         83      1,182        492        (13)      2,734      603        3,337
                                           ------------------------------------------------------------------------------------
        Results of producing activities    $1,715    $   268     $1,259     $  808     $ (170)    $ 3,880   $  862      $ 4,742
        Other earnings*                        63         51        103         36          5         258       58          316
                                           ------------------------------------------------------------------------------------
              Total earnings               $1,778    $   319     $1,362     $  844     $ (165)    $ 4,138   $  920      $ 5,058
                                           ====================================================================================
 1995 - Revenue
          Sales to third parties           $1,021    $   320     $2,253     $1,724     $  138     $ 5,456   $2,657      $ 8,113
          Transfers                         3,140        715      1,782        734        113       6,484      159        6,643
                                           ------------------------------------------------------------------------------------
                                           $4,161    $ 1,035     $4,035     $2,458     $  251     $11,940   $2,816      $14,756
        Production costs excluding taxes    1,138        366      1,093        390         88       3,075      254        3,329
        Exploration expenses                  108         55        166        168        194         691       83          774
        Depreciation and depletion          1,245        380      1,060        464        126       3,275      250        3,525
        Taxes other than income               434         26        101        349          1         911      899        1,810
        Related income tax                    457         89        841        477         36       1,900      540        2,440
                                           ------------------------------------------------------------------------------------
        Results of producing activities    $  779    $   119     $  774     $  610     $ (194)    $ 2,088   $  790      $ 2,878
        Other earnings*                       277          -        169         40         (3)        483       51          534
                                           ------------------------------------------------------------------------------------
              Total earnings               $1,056    $   119     $  943     $  650     $ (197)    $ 2,571   $  841      $ 3,412
                                           ====================================================================================
 1994 - Revenue
          Sales to third parties           $1,365    $   351     $2,157     $1,623     $  115     $ 5,611   $1,944      $ 7,555
          Transfers                         2,581        651      1,430        704        135       5,501      300        5,801
                                           ------------------------------------------------------------------------------------
                                           $3,946    $ 1,002     $3,587     $2,327     $  250     $11,112   $2,244      $13,356
        Production costs excluding taxes    1,228        397      1,129        411         84       3,249      347        3,596
        Exploration expenses                  134         34        209        106        183         666       86          752
        Depreciation and depletion          1,158        412        919        457        132       3,078      210        3,288
        Taxes other than income               393         20         83        358          2         856      620        1,476
        Related income tax                    344         74        614        344         32       1,408      415        1,823
                                           ------------------------------------------------------------------------------------
        Results of producing activities    $  689    $    65     $  633     $  651     $ (183)    $ 1,855   $  566      $ 2,421
        Other earnings*                       158         (2)       129         24         10         319       42          361
                                           ------------------------------------------------------------------------------------
              Total earnings               $  847    $    63     $  762     $  675     $ (173)    $ 2,174   $  608      $ 2,782
                                           ====================================================================================

Average sales prices and production costs per unit of production
-------------------------------------------------------------------------------------------------------------------------------
During 1996
   Average sales prices
     Crude oil and NGL, per barrel         $17.24     $16.38     $19.93     $21.04     $20.50      $18.69   $20.36       $18.75
     Natural gas, per thousand cubic feet    2.35       1.48       2.83       2.52          -        2.49     3.48         2.80
   Average production costs, per barrel***   3.26       5.08       4.07       2.68       5.83        3.61     1.72         3.33
During 1995
   Average sales prices
     Crude oil and NGL, per barrel         $13.09     $12.92     $16.43     $18.19     $17.16      $15.11   $16.73       $15.16
     Natural gas, per thousand cubic feet    1.64       0.95       2.98       1.44          -        1.89     3.81         2.45
   Average production costs, per barrel***   3.31       4.09       4.55       2.41       5.87        3.62     1.97         3.40
During 1994
   Average sales prices
     Crude oil and NGL, per barrel         $12.00     $11.48     $15.01     $16.53     $15.28      $13.81   $15.26       $13.87
     Natural gas, per thousand cubic feet    1.92       1.37       2.70       1.32       1.64        1.96     2.85         2.23
   Average production costs, per barrel***   3.74       4.31       4.83       2.47       5.12        3.88     2.60         3.70

  * Earnings related to transportation of oil and gas, sale of third party purchases, oil sands operations and technical services agreements (reduced by minority interests).
 ** Certain revenues, costs, and other deductions for prior years have been reclassified to conform to the 1996 presentation.
*** Natural gas included by conversion to crude oil equivalent; production costs exclude all taxes.

F22

Oil and Gas Exploration and Production Costs

The amounts shown for net capitalized costs of consolidated subsidiaries are $3,242 million less at year-end 1996 and $3,116 million less at year-end 1995 than the amounts reported as investments in property, plant and equipment for exploration and production in note 7, page F13. This is due to the exclusion from capitalized costs of certain transportation and research assets and assets relating to the oil sands operations, and to inclusion of accumulated provisions for site restoration costs, all as required in Statement of Financial Accounting Standards No. 19.

   The amounts reported as costs incurred include both capitalized costs and costs charged to expense during the year. Total worldwide costs incurred in 1996 were $4,443 million, up $126 million from 1995, due primarily to higher exploration costs. 1995 costs were $4,317 million, up $606 million from 1994, due primarily to higher development costs.

                                                            Consolidated Subsidiaries
                                          ------------------------------------------------------------
                                                                                                             Non-
                                           United                                                        Consolidated    Total
Capitalized costs                          States    Canada    Europe  Asia-Pacific    Other     Total     Interests   Worldwide
------------------------------------------------------------------------------------------------------------------------------------
                                                                           (millions of dollars)
As of December 31, 1996
   Property (acreage) costs - Proved     $  3,195    $2,914   $    90     $  631     $   827    $ 7,657    $    12     $  7,669
                            - Unproved        323       100        27        236         105        791         20          811
                                         --------------------------------------------------------------------------------------
        Total property costs             $  3,518    $3,014   $   117     $  867     $   932    $ 8,448    $    32     $  8,480
   Producing assets                        22,405     3,690    20,009      7,022         726     53,852      2,451       56,303
   Support facilities                         369        78       520        699          41      1,707        130        1,837
   Incomplete construction                    537        98     1,726        971         207      3,539        346        3,885
                                         --------------------------------------------------------------------------------------
        Total capitalized costs          $ 26,829    $6,880   $22,372     $9,559     $ 1,906    $67,546    $ 2,959     $ 70,505
   Accumulated depreciation and depletion  15,761     3,418    12,302      5,498       1,124     38,103      2,240       40,343
                                         --------------------------------------------------------------------------------------
   Net capitalized costs                 $ 11,068    $3,462   $10,070     $4,061     $   782    $29,443    $   719     $ 30,162
                                         ======================================================================================
As of December 31, 1995
   Property (acreage) costs - Proved     $  3,433    $3,088   $    49     $  582     $   752    $ 7,904    $     5     $  7,909
                            - Unproved        428       100        65        230          63        886         30          916
                                         --------------------------------------------------------------------------------------
        Total property costs             $  3,861    $3,188   $   114     $  812     $   815    $ 8,790    $    35     $  8,825
   Producing assets                        22,477     3,734    17,069      6,450         948     50,678      2,898       53,576
   Support facilities                         373        88       493        689          41      1,684         92        1,776
   Incomplete construction                    323        78     2,292        857         132      3,682        167        3,849
                                         --------------------------------------------------------------------------------------
        Total capitalized costs          $ 27,034    $7,088   $19,968     $8,808     $ 1,936    $64,834    $ 3,192     $ 68,026
   Accumulated depreciation and depletion  15,453     3,340    10,771      4,993       1,223     35,780      2,291       38,071
                                         --------------------------------------------------------------------------------------
   Net capitalized costs                 $ 11,581    $3,748   $ 9,197     $3,815     $   713    $29,054    $   901     $ 29,955
                                         ======================================================================================

Costs incurred in property acquisitions, exploration and development activities
-------------------------------------------------------------------------------------------------------------------------------
During 1996
   Property acquisition costs - Proved   $      2    $    1   $     -     $    2     $    81    $    86    $     -     $     86
                              - Unproved       16         3         -          7          46         72          -           72
   Exploration costs                          156        50       258        153         283        900        117        1,017
   Development costs                          817       165     1,498        563          83      3,126        142        3,268
                                         --------------------------------------------------------------------------------------
        Total                            $    991    $  219   $ 1,756     $  725     $   493    $ 4,184    $   259     $  4,443
                                         ======================================================================================
During 1995
   Property acquisition costs - Proved   $      1    $    6   $     2     $    -     $    87    $    96    $     1     $     97
                              - Unproved       19         3         1          3           2         28          -           28
   Exploration costs                          131        60       251        200         207        849         89          938
   Development costs                          624       139     1,653        551          60      3,027        227        3,254
                                         --------------------------------------------------------------------------------------
        Total                            $    775    $  208   $ 1,907     $  754     $   356    $ 4,000    $   317     $  4,317
                                         ======================================================================================
During 1994
   Property acquisition costs - Proved   $      -    $   11   $     -     $    2     $     -    $    13    $     -     $     13
                              - Unproved        8        13        21          -          23         65          -           65
   Exploration costs                          168        35       234        127         201        765        101          866
   Development costs                          663       113     1,279        554          49      2,658        109        2,767
                                         --------------------------------------------------------------------------------------
        Total                            $    839    $  172   $ 1,534     $  683     $   273    $ 3,501    $   210     $  3,711
                                         ======================================================================================

                                                                             F23

--------------------------------------------------------------------------------
 SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES
--------------------------------------------------------------------------------


Oil and Gas Reserves

The following information describes changes during the years and balances of proved oil and gas reserves at year-end 1994, 1995 and 1996.

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

                                                              Consolidated Subsidiaries
                                           ------------------------------------------------------------
                                                                                                             Non-
                                           United                                                        Consolidated   Total
Crude Oil and Natural Gas Liquids           States   Canada     Europe  Asia-Pacific    Other     Total    Interests   Worldwide
------------------------------------------------------------------------------------------------------------------------------------
                                                       (millions of barrels)
Net proved developed and undeveloped reserves
   January 1, 1994                          2,324     1,135     1,400        808          91      5,758        492       6,250
     Revisions                                129        (2)       32         31           5        195          5         200
     Purchases                                  4         4         1          -           -          9          -           9
     Sales                                    (14)       (5)        -          -           -        (19)         -         (19)
     Improved recovery                         53       107        12          3           -        175          -         175
     Extensions and discoveries                34         3        67         34           -        138          2         140
     Production                              (206)      (74)     (171)      (117)        (16)      (584)       (23)       (607)
                                           -----------------------------------------------------------------------------------------

   December 31, 1994                        2,324     1,168     1,341        759          80      5,672        476       6,148
     Revisions                                124       (29)       16         67           1        179        (11)        168
     Purchases                                  -         -         -          -          47         47          -          47
     Sales                                     (8)       (5)       (1)         -          (5)       (19)        (7)        (26)
     Improved recovery                          3        71         9          -           -         83          -          83
     Extensions and discoveries                93         9       297         31           2        432          -         432
     Production                              (219)      (73)     (176)      (109)        (15)      (592)       (22)       (614)
                                           -----------------------------------------------------------------------------------------

   December 31, 1995                        2,317     1,141     1,486        748         110      5,802        436       6,238
     Revisions                                139        10        59         83          38        329          3         332
     Purchases                                  2         -         -          -          50         52          -          52
     Sales                                    (31)       (7)        -          -          (5)       (43)         -         (43)
     Improved recovery                         26         1         9          -           -         36          -          36
     Extensions and discoveries                53         1       231         13           2        300          -         300
     Production                              (214)      (63)     (178)       (89)        (12)      (556)       (20)       (576)
                                           -----------------------------------------------------------------------------------------

   December 31, 1996                        2,292     1,083     1,607        755         183      5,920        419       6,339

   Oil sands reserves
     At December 31, 1994                       -       448         -          -           -        448          -         448
     At December 31, 1995                       -       432         -          -           -        432          -         432
     At December 31, 1996                       -       443         -          -           -        443          -         443
====================================================================================================================================

   Worldwide net proved developed and
   undeveloped reserves (including oil sands)
     At December 31, 1994                   2,324     1,616     1,341        759          80      6,120        476       6,596
     At December 31, 1995                   2,317     1,573     1,486        748         110      6,234        436       6,670
     At December 31, 1996                   2,292     1,526     1,607        755         183      6,363        419       6,782
====================================================================================================================================

   Developed reserves, included above
   (excluding oil sands)
     At December 31, 1994                   1,945       571       841        561          72      3,990        437       4,427
     At December 31, 1995                   1,942       526       805        610          60      3,943        410       4,353
     At December 31, 1996                   1,925       512       815        582          44      3,878        396       4,274

F24

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

   Reserves attributable to certain oil and gas discoveries were not considered proved as of year-end 1996 due to geological, technological or economic uncertainties and therefore are not included in the tabulation.

   Crude oil and natural gas liquids and natural gas production quantities shown are the net volumes withdrawn from Exxon's oil and gas reserves. The natural gas quantities differ from the quantities of gas delivered for sale by the producing function as reported on page F27 due to volumes consumed or flared and inventory changes. Such quantities amounted to approximately 200 billion cubic feet in 1994, 189 billion cubic feet in 1995 and 236 billion cubic feet in 1996.

                                                              Consolidated Subsidiaries
                                            -----------------------------------------------------------
                                                                                                             Non-
                                            United                                                       Consolidated   Total
Natural Gas                                 States   Canada    Europe  Asia-Pacific     Other     Total    Interests  Worldwide
------------------------------------------------------------------------------------------------------------------------------------
                                                     (billions of cubic feet)

Net proved developed and undeveloped reserves
   January 1, 1994                          9,530     2,505     7,349      6,320         112     25,816     16,435       42,251
     Revisions                                405       (60)      262       (188)          1        420        753        1,173
     Purchases                                  -         4         -          -           -          4          -            4
     Sales                                    (25)      (61)      (16)         -           -       (102)         -         (102)
     Improved recovery                         17        59        36          2           -        114         25          139
     Extensions and discoveries               398        17       265         74           -        754        391        1,145
     Production                              (787)     (162)     (427)      (334)         (9)    (1,719)      (663)      (2,382)
                                           -------------------------------------------------------------------------------------
   December 31, 1994                        9,538     2,302     7,469      5,874         104     25,287     16,941       42,228
     Revisions                                838       (72)       65        175          (1)     1,005        228        1,233
     Purchases                                  -         -         -          -          10         10          -           10
     Sales                                    (27)      (79)        -          -          (3)      (109)       (88)        (197)
     Improved recovery                          -        19        56          -           -         75          -           75
     Extensions and discoveries               407       104       375         67           -        953        117        1,070
     Production                              (809)     (156)     (412)      (352)         (8)    (1,737)      (646)      (2,383)
                                           -------------------------------------------------------------------------------------
   December 31, 1995                        9,947     2,118     7,553      5,764         102     25,484     16,552       42,036
     Revisions                                422      (118)      101        107          13        525        196          721
     Purchases                                  4        11         -          -          13         28         11           39
     Sales                                    (36)      (76)        -          -          (1)      (113)        (3)        (116)
     Improved recovery                         39        18         5          -           -         62          -           62
     Extensions and discoveries               615        61       506         53           -      1,235        166        1,401
     Production                              (841)     (142)     (525)      (380)         (8)    (1,896)      (747)      (2,643)
                                           -------------------------------------------------------------------------------------
   December 31, 1996                       10,150     1,872     7,640      5,544         119     25,325     16,175       41,500
================================================================================================================================
   Worldwide net proved developed
   and undeveloped reserves
     At December 31, 1994                   9,538     2,302     7,469      5,874         104     25,287     16,941       42,228
     At December 31, 1995                   9,947     2,118     7,553      5,764         102     25,484     16,552       42,036
     At December 31, 1996                  10,150     1,872     7,640      5,544         119     25,325     16,175       41,500
================================================================================================================================
   Developed reserves, included above
     At December 31, 1994                   8,120     1,861     4,451      3,628         103     18,163      7,588       25,751
     At December 31, 1995                   8,394     1,586     4,555      4,349          92     18,976      7,210       26,186
     At December 31, 1996                   8,216     1,392     4,872      3,995          83     18,558      6,754       25,312

                                                                             F25

--------------------------------------------------------------------------------
 SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES
--------------------------------------------------------------------------------

Standardized Measure of Discounted Future Cash Flows

As required by the Financial Accounting Standards Board, the standardized measure of discounted future net cash flows is computed by applying year-end prices and costs and a discount factor of 10 percent to net proved reserves. The corporation believes that the standardized measure is not meaningful and may be misleading.


                                                                 Consolidated Subsidiaries
                                                ----------------------------------------------------------
                                                                                                               Non-
                                                    United                                                 Consolidated    Total
                                                    States   Canada   Europe   Asia-Pacific  Other   Total   Interests   Worldwide
----------------------------------------------------------------------------------------------------------------------------------
                                                                                (millions of dollars)
As of December 31, 1994
   Future cash inflows from sales of oil and gas   $41,430  $15,646   $37,265   $18,974     $1,201   $114,516   $53,163   $167,679
   Future production and development costs          21,095    6,579    19,175    10,966        485     58,300    23,611     81,911
   Future income tax expenses                        6,143    3,713     7,033     2,911        325     20,125    11,938     32,063
                                                  --------------------------------------------------------------------------------
   Future net cash flows                           $14,192  $ 5,354   $11,057   $ 5,097     $  391   $ 36,091   $17,614   $ 53,705
   Effect of discounting net cash flows at 10%       6,883    2,668     4,525     2,276        100     16,452    11,251     27,703
                                                  --------------------------------------------------------------------------------
   Discounted future net cash flows                $ 7,309  $ 2,686   $ 6,532   $ 2,821     $  291   $ 19,639   $ 6,363   $ 26,002
                                                  ================================================================================
As of December 31, 1995
   Future cash inflows from sales of oil and gas   $49,920  $15,418   $43,602   $21,214     $2,015   $132,169   $63,444   $195,613
   Future production and development costs          19,871    6,353    19,647    10,084        836     56,791    28,521     85,312
   Future income tax expenses                       10,204    3,840    11,298     4,117        456     29,915    13,928     43,843
                                                  --------------------------------------------------------------------------------
   Future net cash flows                           $19,845  $ 5,225   $12,657   $ 7,013     $  723   $ 45,463   $20,995   $ 66,458
   Effect of discounting net cash flows at 10%       9,616    2,592     4,445     3,292        353     20,298    13,089     33,387
                                                  --------------------------------------------------------------------------------
   Discounted future net cash flows                $10,229  $ 2,633   $ 8,212   $ 3,721     $  370   $ 25,165   $ 7,906   $ 33,071
                                                  ================================================================================
As of December 31, 1996
   Future cash inflows from sales of oil and gas   $78,728  $21,969   $56,745   $26,336     $4,094   $187,872   $66,078   $253,950
   Future production and development costs          20,918    6,654    19,024    11,941      1,435     59,972    30,015     89,987
   Future income tax expenses                       20,772    6,444    18,845     5,436        627     52,124    14,961     67,085
                                                  --------------------------------------------------------------------------------
   Future net cash flows                           $37,038  $ 8,871   $18,876   $ 8,959     $2,032   $ 75,776   $21,102   $ 96,878
   Effect of discounting net cash flows at 10%      18,022    4,808     6,703     3,955      1,203     34,691    13,066     47,757
                                                  --------------------------------------------------------------------------------
   Discounted future net cash flows                $19,016  $ 4,063   $12,173   $ 5,004     $  829   $ 41,085   $ 8,036   $ 49,121
                                                  ================================================================================

Change in Standardized Measure of Discounted Future Net Cash Flows Relating to
 Proved Oil and Gas Reserves


Consolidated Subsidiaries                                                                              1996        1995       1994
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                           (millions of dollars)
Value of reserves added during the year due to extensions, discoveries, improved recovery
   and net purchases less related costs                                                             $  3,581      $3,057     $1,245
Changes in value of previous-year reserves due to:
   Sales and transfers of oil and gas produced during the year, net of production (lifting) costs    (10,875)     (8,101)    (7,219)
   Development costs incurred during the year                                                          3,082       2,850      2,629
   Net change in prices, lifting and development costs                                                25,677       9,257      6,340
   Revisions of previous reserves estimates                                                            3,157       1,581      1,307
   Accretion of discount                                                                               3,330       2,495      1,969
Net change in income taxes                                                                           (12,032)     (5,613)    (3,367)
                                                                                                     ------------------------------
        Total change in the standardized measure during the year                                     $15,920      $5,526     $2,904
                                                                                                     ==============================

F26

--------------------------------------------------------------------------------
   OPERATING SUMMARY
--------------------------------------------------------------------------------

                                                   1996    1995    1994    1993    1992   1991    1990   1989    1988    1987   1986
------------------------------------------------------------------------------------------------------------------------------------
                                                                              (thousands of barrels daily)
Production of crude oil and natural gas liquids
   Net production
     United States                                  587      600     562     553    591    619    640     693     760     756    761
     Canada                                         211      242     251     254    268    278    302     312     249     222    196
     Europe                                         499      498     484     423    396    363    313     351     444     456    473
     Asia-Pacific                                   244      302     325     347    346    342    331     328     345     338    313
     Other Non-U.S.                                  74       84      87      90    104    113    126     120     121      63     53
                                                ------------------------------------------------------------------------------------
     Worldwide                                    1,615    1,726   1,709   1,667  1,705  1,715  1,712   1,804   1,919   1,835  1,796
                                                ====================================================================================
                                                                             (millions of cubic feet daily)
Natural gas production available for sale
   Net production
     United States                                2,094    2,055   2,021   1,764  1,607  1,655  1,778   1,827   1,805   1,698  1,919
     Canada                                         194      281     286     328    326    355    413     417     209     147    142
     Europe                                       3,361    2,804   2,842   3,049  3,097  3,010  2,694   2,707   2,787   3,012  2,946
     Asia-Pacific                                   928      873     827     678    577    411    369     376     332     308    267
     Other Non-U.S.                                   -        -      2        6     54     66     64      58      59      62     55
                                                ------------------------------------------------------------------------------------
     Worldwide                                    6,577    6,013   5,978   5,825  5,661  5,497  5,318   5,385   5,192   5,227  5,329
                                                ====================================================================================
                                                                              (thousands of barrels daily)
Refinery throughput
   United States                                    988    1,004     994     970  1,017  1,017    950   1,093   1,055   1,066  1,116
   Canada                                           433      424     428     416    399    419    484     486     351     354    333
   Europe                                         1,522    1,416   1,503   1,492  1,489  1,490  1,425   1,387   1,335   1,264  1,227
   Asia-Pacific                                     733      697     633     619    602    556    586     556     522     426    429
   Other Non-U.S.                                   116      118     122     119    112    103    101     102     105     101     98
                                                ------------------------------------------------------------------------------------
   Worldwide                                      3,792    3,659   3,680   3,616  3,619  3,585  3,546   3,624   3,368   3,211  3,203
                                                ====================================================================================
Petroleum product sales
   United States                                  1,261    1,198   1,196   1,152  1,203  1,210  1,109   1,147   1,113   1,057  1,106
   Canada                                           542      526     520     517    513    527    597     625     433     430    396
   Latin America                                    437      441     426     422    411    391    384     383     386     388    380
   Europe                                         1,925    1,869   1,898   1,872  1,847  1,863  1,796   1,718   1,680   1,634  1,636
   Asia-Pacific and other Eastern Hemisphere      1,046    1,042     988     962    935    878    869     847     784     619    607
                                                ------------------------------------------------------------------------------------
   Worldwide                                      5,211    5,076   5,028   4,925  4,909  4,869  4,755   4,720   4,396   4,128  4,125
                                                ====================================================================================
   Aviation fuels                                   442      414     403     379    376    372    382     382     344     338    317
   Gasoline, naphthas                             1,939    1,903   1,849   1,818  1,822  1,821  1,742   1,708   1,572   1,488  1,461
   Heating oils, kerosene, diesel oils            1,718    1,655   1,644   1,569  1,557  1,561  1,491   1,498   1,424   1,344  1,365
   Heavy fuels                                      498      488     530     558    546    535    543     507     466     419    463
   Specialty petroleum products                     614      616     602     601    608    580    597     625     590     539    519
                                                ------------------------------------------------------------------------------------
   Worldwide                                      5,211    5,076   5,028   4,925  4,909  4,869  4,755   4,720   4,396   4,128  4,125
                                                ====================================================================================
                                                                               (thousands of metric tons)
Chemical prime product sales                     15,712   14,377  13,969  13,393 13,463 12,560 12,453  12,324  12,152  11,613 10,568
                                                ====================================================================================
                                                                                (millions of metric tons)
Coal production                                      15       16      36      36     37     39     40      36      32      30     27
                                                ====================================================================================
                                                                               (thousands of metric tons)
Copper production                                   203      202     191     183    133    108    112     119     134     101     79
                                                ====================================================================================

Operating statistics include 100 percent of operations of majority-owned subsidiaries; for other companies, gas, crude production, petroleum product, and chemical prime product sales include Exxon's ownership percentage, and refining throughput includes quantities processed for Exxon. Net production excludes royalties and quantities due others when produced, whether payment is made in kind or cash.

                                                                             F27