Form 10-K405, Exhibit 13
period 1997-12-31
EXXON CORP
filed 1998-03-18
CIK 34088

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

Report of Independent Accountants.......................................... F11
Notes to Consolidated Financial Statements............................. F11-F20
    1.Summary of Accounting Policies....................................... F11
    2.Miscellaneous Financial Information.................................. F12
    3.Cash Flow Information................................................ F12
    4.Additional Working Capital Data...................................... F12
    5.Equity Company Information........................................... F12
    6.Investments and Advances............................................. F13
    7.Investment in Property, Plant and Equipment.......................... F13
    8.Incentive Program.................................................... F14
    9.Leased Facilities.................................................... F14
   10.Interest Rate Swap, Currency Exchange and Commodity Contracts........ F15
   11.Fair Value of Financial Instruments.................................. F15
   12.Long-Term Debt....................................................... F15
   13.Litigation and Other Contingencies................................... F16
   14.Annuity Benefits..................................................... F16
   15.Other Postretirement Benefits........................................ F18
   16.Income, Excise and Other Taxes....................................... F18
   17.Capital.............................................................. F19
   18.Leveraged Employee Stock Ownership Plan (LESOP)...................... F19
   19.Distribution of Earnings and Assets.................................. F20

Quarterly Information...................................................... F21

Supplemental Information on Oil and Gas Exploration and Production
   Activities.......................................................... F22-F26

Operating Summary.......................................................... F27


                                                                              F1

--------------------------------------------------------------------------------
FINANCIAL SUMMARY
--------------------------------------------------------------------------------


                                                               1997          1996          1995          1994          1993
------------------------------------------------------------------------------------------------------------------------------------
                                                                     (millions of dollars, except per share amounts)
Sales and other operating revenue
   Petroleum and natural gas                                $ 120,644     $ 118,012     $ 107,749     $ 100,409     $  98,808
   Chemicals                                                   12,195        11,430        11,737         9,544         8,641
   Other and eliminations                                       2,303         2,101         2,318         2,175         2,083
                                                            -----------------------------------------------------------------
        Total sales and other operating revenue             $ 135,142     $ 131,543     $ 121,804     $ 112,128     $ 109,532
Earnings from equity interests and other revenue                2,100         2,706         2,116         1,776         1,679
                                                            -----------------------------------------------------------------
Revenue                                                     $ 137,242     $ 134,249     $ 123,920     $ 113,904     $ 111,211
                                                            =================================================================
Earnings
   Petroleum and natural gas
     Exploration and production                             $   4,693     $   5,058     $   3,412     $   2,782     $   3,313
     Refining and marketing                                     2,063           885         1,272         1,389         2,015
                                                            -----------------------------------------------------------------
        Total petroleum and natural gas                     $   6,756     $   5,943     $   4,684     $   4,171     $   5,328
   Chemicals                                                    1,368         1,199         2,018           954           411
   Other operations                                               434           433           479           409           138
   Corporate and financing                                        (98)          (65)         (711)         (434)         (597)
                                                            -----------------------------------------------------------------
Net income                                                  $   8,460     $   7,510     $   6,470     $   5,100     $   5,280
                                                            =================================================================
Net income per common share*                                $    3.41     $    3.01     $    2.59     $    2.04     $    2.10
Net income per common share - assuming dilution*            $    3.37     $    2.99     $    2.58     $    2.03     $    2.09
Cash dividends per common share*                            $   1.625     $   1.560     $   1.500     $   1.455     $   1.440

Net income to average shareholders' equity (percent)             19.4          17.9          16.6          14.1          15.4
Net income to total revenue (percent)                             6.2           5.6           5.2           4.5           4.7

Working capital                                             $   1,538     $     405     $  (1,418)    $  (3,033)    $  (3,731)
Ratio of current assets to current liabilities                   1.08          1.02          0.92          0.84          0.80

Total additions to property, plant and equipment            $   7,392     $   7,132     $   7,201     $   6,568     $   6,919
Property, plant and equipment, less allowances              $  66,414     $  66,607     $  65,446     $  63,425     $  61,962
Total assets                                                $  96,064     $  95,527     $  91,296     $  87,862     $  84,145

Exploration expenses, including dry holes                   $     753     $     763     $     693     $     666     $     648
Research and development costs                              $     529     $     520     $     525     $     558     $     593

Long-term debt                                              $   7,050     $   7,236     $   7,778     $   8,831     $   8,506
Total debt                                                  $   9,952     $   9,746     $  10,025     $  12,689     $  12,615
Fixed charge coverage ratio                                      11.5          10.4           8.6           7.0           7.4
Debt to capital (percent)                                        17.8          17.7          19.0          24.3          25.3

Shareholders' equity at year-end                            $  43,660     $  43,542     $  40,436     $  37,415     $  34,792
Shareholders' equity per common share*                      $   17.77     $   17.53     $   16.28     $   15.07     $   14.01
Average number of common shares outstanding (millions)*         2,473         2,484         2,484         2,483         2,483
Number of registered shareholders at year-end (thousands)         641           610           603           608           622

Wages, salaries and employee benefits                       $   5,695     $   5,710     $   5,799     $   5,881     $   5,916
Number of employees at year-end (thousands)                        80            79            82            86            91

*Prior period amounts restated for two-for-one stock split effective March 14, 1997.

                                                                              F3

--------------------------------------------------------------------------------
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS
--------------------------------------------------------------------------------


REVIEW OF 1997 RESULTS

Record net income of $8,460 million in 1997 compared with the previous record of $7,510 million in 1996. Despite lower crude oil prices, earnings growth resulted from improved downstream margins, higher petroleum product and chemical sales, and lower unit operating expenses. Results in 1997 included $305 million of non-recurring credits (all in the fourth quarter) primarily related to foreign exchange and tax-related items, while 1996 included $535 million of non-recurring credits ($410 million in the fourth quarter) from tax-related items.
  Revenue for 1997 totaled $137 billion, up 2 percent from 1996. The cost of crude and product purchases increased 3 percent. The combined total of operating costs (including operating, selling, general, administrative, exploration, depreciation and depletion expenses from the consolidated statement of income and Exxon's share of similar costs for equity companies) in 1997 was $29 billion, flat with 1996. Lower operating costs resulting from a stronger U.S. dollar were offset by expenses from higher sales volumes, higher exploration and production venture spending and additional reported costs from consolidation of a Japanese affiliate following Exxon's acquisition of a controlling interest. Exxon's operating efficiencies continued to offset the impact of inflation. Unit operating expenses were reduced in most business segments on higher sales volumes in 1997. Interest expense in 1997 was $415 million compared to $464 million in 1996.

Exploration and Production

Exploration and production earnings declined from last year reflecting lower crude prices which on average were about $1.50 per barrel lower than 1996. Liquids production of 1,599 kbd (thousand barrels per day) was similar to last year. Increased Canadian heavy oil production and volumes from new developments, primarily in the North Sea and Australia, were offset by scheduled maintenance, field declines, and property sales. Natural gas production of 6,339 mcfd (million cubic feet per day) was down somewhat from 1996, reflecting warmer European weather. Earnings from U.S. exploration and production were $1,634 million, down from $1,781 million during 1996. Outside the U.S., exploration and production earnings were $2,869 million, down $178 million, after excluding non-recurring credits of $190 million in 1997 and $230 million in 1996.

Refining and Marketing

Downstream industry margins improved from the low levels seen in 1996. Refining margins in the U.S. and Europe strengthened in 1997 and marketing margins benefited from an improved U.K. retail environment. Petroleum product sales of 5,430 kbd were the highest in 23 years and up 4 percent from 1996, with volume growth in all major geographic areas. Refinery throughput was 4,011 kbd, up 6 percent from last year, and the highest since 1980. In the U.S., refining and marketing earnings were $593 million, up $424 million from the prior year. Refining and marketing operations outside the U.S. earned $1,470 million, an increase of $754 million from 1996.

Chemicals

Earnings from chemical operations totaled $1,368 million, up $169 million or 14 percent from 1996. Exxon achieved prime product sales of 17,301 thousand metric tons, an increase of 10 percent over 1996 and a fourth consecutive record sales year. Chemical commodity margins also improved in 1997 on generally higher prices and lower feedstock costs.

Other Operations

Earnings from other operating segments of $434 million were flat with 1996. Copper and coal production from continuing operations were at record levels. Copper realizations were higher, while coal prices were lower.

Corporate and Financing

Full year corporate and financing expenses, excluding one-time credits of $115 million in 1997 and $305 million in 1996, declined $157 million to $213 million reflecting lower tax and debt-related charges.

REVIEW OF 1996 RESULTS

Net income of $7,510 million in 1996 compared with $6,470 million in 1995. Earnings growth resulted from increased natural gas, petroleum product and chemical sales, stronger crude oil and natural gas prices and continued progress in reducing unit operating expenses. These factors more than offset weaker industry margins in the chemicals, downstream and minerals businesses. Results for 1996 included $535 million in non-recurring credits ($410 million in the fourth quarter) as a result of the resolution of outstanding tax issues with a number of governments, while 1995 included $90 million of non-recurring credits (all in the fourth quarter).

  Revenue for 1996 totaled $134 billion, up 8 percent from 1995, and the cost of crude oil and product purchases increased 12 percent. The combined total of operating costs increased only 1 percent in 1996 despite higher volumes. Unit operating expenses were reduced in all operating segments after excluding the effects of higher fuel prices and the generally stronger U.S. dollar. Interest expense in 1996 declined from the prior year as impacts of lower debt levels and interest rates more than offset foreign exchange effects.

Exploration and Production

Worldwide crude oil prices were on average about $3.75 per barrel above the prior year, and natural gas prices were stronger, particularly in North America. Liquids production was 1,615 kbd compared with 1,726 kbd in 1995. Increased production from new developments in the North Sea was offset by the near-term effect of a revised production sharing agreement in Malaysia and lower volumes in North America and Australia. Natural gas production of 6,577 mcfd was the highest level in the last 15 years and up 9 percent from 1995, due to colder weather in Europe and the U.S. and increased sales in Malaysia. Earnings from U.S. exploration and production operations were $1,781 million, up from $1,061 million in 1995, as a result of stronger crude oil and natural gas prices and reduced operating expenses. Outside the U.S., earnings from exploration and production operations were $3,277 million versus $2,351 million in 1995. Non-U.S. results benefited from higher gas sales as well as increased crude oil and natural gas prices.

F4

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

Chemicals

Earnings from chemical operations totaled $1,199 million, down from 1995's record of $2,018 million. Exxon achieved record prime product sales of 15,712 thousand metric tons in 1996, up 9 percent from the prior year, but industry product prices were lower and feedstock costs higher than 1995 levels.

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

MARKET RISKS, INFLATION, AND OTHER UNCERTAINTIES

In the past, crude and product prices have fluctuated widely in response to changing market forces. The impacts of these price fluctuations on earnings from exploration and production operations, refining and marketing operations and chemical operations have been varied, tending at times to be offsetting. The corporation makes very limited use of commodity forwards, swaps and futures contracts of short duration to mitigate the risk of unfavorable price movements on certain crude and petroleum product purchases and sales. Commodity price exposure related to these contracts is not material.

  The corporation conducts business in many foreign currencies and is subject to foreign currency exchange rate risk on cash flows related to sales, expenses, financing and investment transactions. The impacts of fluctuations in foreign currency exchange rates on Exxon's geographically diverse operations are often varied, at times offsetting in amount. As discussed in note 10 to the consolidated financial statements, the corporation makes very limited use of currency exchange contracts to reduce the risk of adverse foreign currency movements related to certain foreign currency debt obligations. Exposure from market rate fluctuations related to these contracts is not material. Aggregate foreign exchange transaction gains and losses included in net income are discussed in note 2 to the consolidated financial statements.

  The corporation is exposed to changes in interest rates, primarily as a result of its short-term and long-term debt with both fixed and floating interest rates. The corporation makes very limited use of interest rate swap agreements to adjust the ratio of fixed and floating rates in the debt portfolio, as discussed in note 10 to the consolidated financial statements. The impact of a 100 basis point change in interest rates affecting the corporation's debt would not be material to earnings, cash flow or fair value.

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

  Charges made against income for site restoration and environmental liabilities were $140 million in 1997, $146 million in 1996 and $215 million in 1995. At the end of 1997, accumulated site restoration and environmental provisions, after reduction for amounts paid, amounted to $2.5 billion. Exxon believes that any cost in excess of the amounts already provided for in the financial statements would not have a materially adverse effect upon the corporation's operations, financial condition or liquidity.

  In 1997, the corporation spent $1,566 million (of which $524 million were capital expenditures) on environmental conservation projects and expenses worldwide, mostly dealing with air and water conservation. Total expenditures for such activities are expected to be about $1.5 billion in both 1998 and 1999 (with capital expenditures representing about 30 percent of the total).

TAXES

Income, excise and all other taxes and duties totaled $43.9 billion in 1997, essentially unchanged from 1996. Income tax expense, both cur-

                                                                              F5

--------------------------------------------------------------------------------
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


rent and deferred, was $4.3 billion compared to $4.4 billion in 1996, reflecting higher pre-tax income and a lower effective tax rate -- 36.4 percent in 1997 versus 39.9 percent in 1996. Excise and all other taxes and duties at $39.6 billion compared to $39.4 billion in 1996.

  Income, excise and all other taxes and duties totaled $43.8 billion in 1996, an increase of $2.6 billion or 6 percent. Income tax expense, both current and deferred, was $4.4 billion compared to $4.0 billion in 1995, reflecting higher pre-tax income in 1996 and a lower effective tax rate -- 39.9 percent in 1996 versus 41.4 percent in 1995. Excise and all other taxes and duties were $2.1 billion higher reflecting increased sales.

LIQUIDITY AND CAPITAL RESOURCES

In 1997, cash provided by operating activities totaled $14.7 billion, up $1.5 billion from 1996. Major sources of funds were net income of $8.5 billion and non-cash provisions of $5.4 billion for depreciation and depletion.

  Cash used in investing activities totaled $6.8 billion, up $0.3 billion from 1996 primarily as a result of higher additions to property, plant and equipment.

  Cash used in financing activities was $6.7 billion. Dividend payments on common shares were increased from $1.560 per share to $1.625 per share and totaled $4.0 billion, a payout of 48 percent. Total consolidated debt increased by $0.2 billion to $10.0 billion.

  Shareholders' equity increased by $0.2 billion to $43.7 billion. The ratio of debt to capital remained at 18 percent in 1997, the same as 1996. During 1997, Exxon purchased 43.2 million shares of its common stock for the treasury at a cost of $2.6 billion. These purchases reflect both the increased share repurchases announced in the first quarter of 1997, as well as purchases to offset shares issued in conjunction with the company's benefit plans and programs. Purchases were made in both the open market and through negotiated transactions. Purchases may be discontinued at any time.

  In 1996, cash provided by operating activities totaled $13.2 billion, down $0.6 billion from 1995. Major sources of funds were net income of $7.5 billion and non-cash provisions of $5.3 billion for depreciation and depletion.

  Cash used in investing activities totaled $6.5 billion in 1996, up from $6.4 billion in 1995, primarily as a result of higher additions to property, plant and equipment.

  Cash used in financing activities was $5.2 billion in 1996. Dividend payments on common shares were increased from $1.500 per share to $1.560 per share and totaled $3.9 billion, a payout of 52 percent. Total consolidated debt decreased $0.3 billion to $9.7 billion.

  Shareholders' equity increased by $3.1 billion to $43.5 billion. The ratio of debt to capital decreased to 18 percent in 1996 compared to 19 percent in 1995.

  In 1997 and 1996, the corporation strengthened its financial position and flexibility to meet future financial needs. Although the corporation issues long-term debt from time to time and maintains a revolving commercial paper program, internally generated funds cover the majority of its financial requirements.

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

  On September 24, 1996, the United States District Court for the District of Alaska entered a judgment in the amount of $5.058 billion in the Exxon Valdez civil trial that began in May 1994. The District Court awarded approximately $19.6 million in compensatory damages to fisher plaintiffs, $38 million in prejudgment interest on the compensatory damages and $5 billion in punitive damages to a class composed of all persons and entities who asserted claims for punitive damages from the corporation as a result of the Exxon Valdez grounding. The District Court also ordered that these awards shall bear interest from and after entry of the judgment. The District Court stayed execution on the judgment pending appeal based on a $6.75 billion letter of credit posted by the corporation. Exxon has appealed the judgment. The corporation continues to believe that the punitive damages in this case are unwarranted and that the judgment should be set aside or substantially reduced by the appellate courts. Since it is impossible to estimate what the ultimate earnings impact will be, no charge was taken in 1996 or 1997 related to these verdicts.

  On January 29, 1997, a settlement agreement was concluded resolving all remaining matters between Exxon and various insurers arising from the Valdez accident. Under terms of this settlement, Exxon received $480 million. Final income statement recognition of this settlement will be deferred in view of uncertainty regarding the ultimate cost to the corporation of the Valdez accident.

  The U.S. Tax Court has decided the issue with respect to the pricing of crude oil purchased from Saudi Arabia for the years 1979-1981 in favor of the corporation. This decision is subject to appeal. Ultimate resolution of this issue and several other tax and legal issues, notably a settlement of gas lifting imbalances in the common border area between the Netherlands and Germany, is not expected to have a material adverse effect upon the corporation's operations, financial condition or liquidity.

  There are no events or uncertainties known to management beyond those already included in reported financial information that would indicate a material change in future operating results or future financial condition.

CAPITAL AND EXPLORATION EXPENDITURES

Capital and exploration expenditures in 1997 were $8.8 billion, down from $9.2 billion in 1996 reflecting the impact of a generally stronger U.S. dollar.

  Despite the effects of the stronger dollar, exploration and production spending was up 8 percent to $5.3 billion in 1997, from $4.9 billion in 1996, reflecting higher spending for exploration and development drilling. Capital investments in refining and marketing totaled $2.0 billion in 1997, the same level as in 1996.

F6

  Chemicals capital expenditures were $1.0 billion in 1997, down from $1.6 billion in 1996 which included higher plant capacity investments in the U.S. and acquisitions in Europe.

  Investments in the power and other operating segments were $0.5 billion in 1997, down $0.2 billion from 1996 following start-up in 1996 of four units of the Black Point Power Station in Hong Kong.

  Capital and exploration expenditures in the U.S. totaled $2.6 billion in 1997, an increase of 7 percent from 1996, primarily in exploration and production. Spending outside the U.S. of $6.2 billion in 1997 compared to $6.8 billion in 1996, reflecting the stronger U.S. dollar and the absence of chemicals acquisitions. Capital and exploration expenditures in 1998, excluding foreign exchange rate fluctuations, are anticipated to increase about 10 percent as attractive investment opportunities continue to be developed in each of the major business segments.

  Firm commitments related to capital projects totaled approximately $5.6 billion at the end of 1997, with the largest single commitment being $2.0 billion associated with the development of natural gas resources in Malaysia. Similar commitments totaled $2.4 billion at the end of 1996. The corporation expects to fund the majority of these commitments through internally generated funds.

YEAR 2000 ISSUE

The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define a specific year. Absent corrective actions, a computer program that has date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions to various activities and operations.

  The corporation initiated assessments in prior years to identify the work efforts required to assure that systems supporting the business successfully operate beyond the turn of the century. Comprehensive plans for achieving Year 2000 compliance were finalized during 1997, and implementation work was underway at year-end. While plans are in place, significant work remains to be done. Most required systems modifications are expected to be completed in 1998. Also during 1998, attention will continue to be focused on compliance attainment efforts of vendors and others, including key system interfaces with customers and suppliers. Notwithstanding the substantive work efforts described above, the corporation could potentially experience disruptions to some aspects of its various activities and operations as a result of non-compliant systems utilized by unrelated third party governmental and business entities. Contingency plans are therefore under development in order to attempt to mitigate the extent of such potential disruption to business operations. The total cost to the corporation of achieving Year 2000 compliant systems is not expected to be material to Exxon's operations, financial condition or liquidity.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
++++++     +++++++              ++++++     +++++++            ++++++     +++++++
+                +              +                +            +                +
+                +              +                +            +                +
+   GRAPH #1     +              +    GRAPH #2    +            +    GRAPH #3    +
+                +              +                +            +                +
+                +              +                +            +                +
++++++     +++++++              ++++++     +++++++            ++++++     +++++++

GRAPH #1 - FUNCTIONAL EARNINGS. Five-year history of earnings by function
           (Exploration & Production, Refining & Marketing, Chemicals and Other) and net income

GRAPH #2 - SOURCES AND USES OF CASH. Five-year history of cash sources (Cash from Operations and Asset Sales) compared to cash uses (Plant Additions and Dividends/Changes in Debt/Other.

GRAPH #3 - CAPITAL AND EXPLORATION EXPENDITURES. Five-year history of capital and exploration expenditures by function (Exploration & Production, Refining & Marketing, Chemicals and Other).

F7

--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

                                                                                               Dec. 31      Dec. 31
                                                                                                 1997         1996
--------------------------------------------------------------------------------------------------------------------
                                                                                               (millions of dollars)
Assets
  Current assets
     Cash and cash equivalents                                                                 $ 4,047       $ 2,951
     Other marketable securities                                                                    15            18
     Notes and accounts receivable, less estimated doubtful amounts                             10,702        10,499
     Inventories
        Crude oil, products and merchandise                                                      4,725         4,501
        Materials and supplies                                                                     762           784
     Prepaid taxes and expenses                                                                    941         1,157
                                                                                               ---------------------
          Total current assets                                                                 $21,192       $19,910
 Investments and advances                                                                        5,205         6,010
 Property, plant and equipment, at cost, less accumulated depreciation and depletion            66,414        66,607
 Other assets, including intangibles, net                                                        3,253         3,000
                                                                                               ---------------------
         Total assets                                                                          $96,064       $95,527
                                                                                               =====================
Liabilities
   Current liabilities
     Notes and loans payable                                                                   $ 2,902       $ 2,510
     Accounts payable and accrued liabilities                                                   14,683        14,510
     Income taxes payable                                                                        2,069         2,485
                                                                                               ---------------------
         Total current liabilities                                                             $19,654       $19,505
 Long-term debt                                                                                  7,050         7,236
 Annuity reserves and accrued liabilities                                                        9,302         9,195
 Deferred income tax liabilities                                                                13,452        13,475
 Deferred credits                                                                                  575           660
 Equity of minority and preferred shareholders in affiliated companies                           2,371         1,914
                                                                                               ---------------------
         Total liabilities                                                                     $52,404       $51,985
                                                                                               ---------------------
Shareholders' Equity
  Preferred stock without par value (authorized 200 million shares)                            $   190        $  303
  Guaranteed LESOP obligation                                                                     (225)         (345)
  Common stock without par value (2,984 million issued 1997 and 3,626 million issued 1996)       2,323         2,822
  Earnings reinvested                                                                           52,214        57,156
  Cumulative foreign exchange translation adjustment                                            (1,119)        1,126
  Common stock held in treasury (527 million shares in 1997 and 1,142 million shares in 1996)   (9,723)      (17,520)
                                                                                               ---------------------
       Total shareholders' equity                                                              $43,660       $43,542
                                                                                               ---------------------
       Total liabilities and shareholders' equity                                              $96,064       $95,527
                                                                                               =====================

The information on pages F11 through F20 is an integral part of these statements.

F8

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF INCOME
--------------------------------------------------------------------------------

                                                                            1997         1996        1995
------------------------------------------------------------------------------------------------------------
                                                                                (millions of dollars)
Revenue
   Sales and other operating revenue, including excise taxes              $135,142     $131,543    $121,804
   Earnings from equity interests and other revenue                          2,100        2,706       2,116
                                                                          ---------------------------------
     Total revenue                                                        $137,242     $134,249    $123,920
                                                                          ---------------------------------
Costs and other deductions
   Crude oil and product purchases                                        $ 57,971     $ 56,406    $ 50,320
   Operating expenses                                                       13,045       13,255      12,772
   Selling, general and administrative expenses                              8,406        7,961       7,802
   Depreciation and depletion                                                5,474        5,329       5,386
   Exploration expenses, including dry holes                                   753          763         693
   Interest expense                                                            415          464         485
   Excise taxes                                                             14,863       14,815      13,911
   Other taxes and duties                                                   23,111       22,956      21,808
   Income applicable to minority and preferred interests                       406          384         301
                                                                          ---------------------------------
        Total costs and other deductions                                  $124,444     $122,333    $113,478
                                                                          ---------------------------------
Income before income taxes                                                $ 12,798     $ 11,916    $ 10,442
   Income taxes                                                              4,338        4,406       3,972
                                                                          ---------------------------------
Net income                                                                $  8,460     $  7,510    $  6,470
                                                                          =================================
Net income per common share (dollars)                                     $   3.41     $   3.01    $   2.59

Net income per common share - assuming dilution (dollars)                 $   3.37     $   2.99    $   2.58

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                            1997                 1996                  1995
                                                      -------------------------------------------------------------
                                                      Shares    Dollars    Shares     Dollars    Shares     Dollars
-------------------------------------------------------------------------------------------------------------------
                                                                               (millions)
Preferred stock outstanding at end of year                 3   $    190          5   $    303          7   $    454
Guaranteed LESOP obligation                                        (225)                 (345)                 (501)
Common stock issued at end of year (See note 17)       2,984      2,323      3,626      2,822      3,626      2,822
Earnings reinvested
   At beginning of year                                        $ 57,156              $ 53,539              $ 50,821
   Net income for year                                            8,460                 7,510                 6,470
   Dividends - common and preferred shares                       (4,032)               (3,893)               (3,752)
   Cancellation of common stock held in treasury                 (9,370)                    0                     0
                                                      --------------------------------------------------------------
   At end of year                                              $ 52,214              $ 57,156              $ 53,539
                                                      --------------------------------------------------------------
Cumulative foreign exchange translation adjustment
   At beginning of year                                        $  1,126              $  1,339              $    848
   Change during the year                                        (2,245)                 (213)                  491
                                                      --------------------------------------------------------------
   At end of year                                              $ (1,119)             $  1,126              $  1,339
                                                      --------------------------------------------------------------
Common stock held in treasury
   At beginning of year                               (1,142)  $(17,520)    (1,142)  $(17,217)    (1,142)  $(17,017)
   Acquisitions, at cost                                 (43)    (2,586)       (18)      (801)       (17)      (628)
   Dispositions                                           16        514         18        498         17        428
   Cancellation, returned to unissued                    642      9,869          0          0          0          0
                                                      --------------------------------------------------------------
   At end of year                                       (527)  $ (9,723)    (1,142)  $(17,520)    (1,142)  $(17,217)
                                                      --------------------------------------------------------------
Shareholders' equity at end of year                            $ 43,660              $ 43,542              $ 40,436
                                                      --------------------------------------------------------------
Common shares outstanding at end of year               2,457                 2,484                 2,484
                                                      ==============================================================

The information on pages F11 through F20 is an integral part of these statements.

                                                                              F9

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                                 1997        1996        1995
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    (millions of dollars)
Cash flows from operating activities
   Net income
     Accruing to Exxon shareholders                                                            $ 8,460     $ 7,510      $ 6,470
     Accruing to minority and preferred interests                                                  406         384          301
   Adjustments for non-cash transactions
     Depreciation and depletion                                                                  5,474       5,329        5,386
     Deferred income tax charges                                                                   346         835        1,043
     Annuity and accrued liability provisions                                                      385         514          843
   Dividends received greater than/(less than) equity in current earnings of equity companies      141          11          (22)
   Changes in operational working capital, excluding cash and debt
     Reduction/(increase)  - Notes and accounts receivable                                         120      (1,702)        (702)
                           - Inventories                                                          (253)        246           37
                           - Prepaid taxes and expenses                                             (5)        (81)         109
     Increase/(reduction)  - Accounts and other payables                                          (833)        495          546
   All other items - net                                                                           435        (379)        (164)
                                                                                               ---------------------------------
     Net cash provided by operating activities                                                 $14,676     $13,162      $13,847
                                                                                               ---------------------------------

Cash flows from investing activities
   Additions to property, plant and equipment                                                  $(7,393)    $(7,209)     $(7,128)
   Sales of subsidiaries and property, plant and equipment                                       1,110         719          666
   Additional investments and advances                                                            (820)       (810)        (530)
   Sales of investments and collection of advances                                                 310         522          285
   Additions to other marketable securities                                                        (37)       (159)        (380)
   Sales of other marketable securities                                                             39         422          732
                                                                                               ---------------------------------
     Net cash used in investing activities                                                     $(6,791)    $(6,515)     $(6,355)
                                                                                               ---------------------------------


Net cash generation before financing activities                                                $ 7,885     $ 6,647      $ 7,492
                                                                                               ---------------------------------
Cash flows from financing activities
   Additions to long-term debt                                                                 $   589     $   659      $ 1,092
   Reductions in long-term debt                                                                   (249)       (806)      (1,492)
   Additions to short-term debt                                                                    531         261          423
   Reductions in short-term debt                                                                  (991)       (607)        (901)
   Additions/(reductions) in debt with less than 90 day maturity                                   128         239       (1,827)
   Cash dividends to Exxon shareholders                                                         (4,038)     (3,902)      (3,765)
   Cash dividends to minority interests                                                           (313)       (291)        (282)
   Changes in minority interests and sales/(purchases) of affiliate stock                         (123)       (338)         (84)
   Common stock acquired                                                                        (2,586)       (801)        (628)
   Common stock sold                                                                               340         347          328
                                                                                               ---------------------------------
     Net cash used in financing activities                                                     $(6,712)    $(5,239)     $(7,136)
                                                                                               ---------------------------------
Effects of exchange rate changes on cash                                                       $   (77)    $    35      $    (5)
                                                                                               ---------------------------------
Increase in cash and cash equivalents                                                          $ 1,096     $ 1,443      $   351
Cash and cash equivalents at beginning of year                                                   2,951       1,508        1,157
                                                                                               ---------------------------------
Cash and cash equivalents at end of year                                                       $ 4,047     $ 2,951      $ 1,508
                                                                                               =================================

The information on pages F11 through F20 is an integral part of these statements.

F10

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------


Price Waterhouse LLP
                                                               Dallas, Texas
                                                               February 25, 1998
To the Shareholders of Exxon Corporation

In our opinion, the consolidated financial statements appearing on pages F8 through F20 present fairly, in all material respects, the financial position of Exxon Corporation and its subsidiary companies at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                                    /s/ Price Waterhouse LLP


--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

   The corporation's principal business is energy, involving the worldwide exploration, production, transportation and sale of crude oil and natural gas and the manufacture, transportation and sale of petroleum products. The corporation is also a major worldwide manufacturer and marketer of petrochemicals and participates in coal and minerals mining and electric power generation.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

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

Inventories. Crude oil, products and merchandise inventories are carried at the lower of current market value or cost (generally determined under the last-in, first-out method-LIFO). Costs include applicable purchase costs and operating expenses but not general and administrative expenses or research and development costs. Inventories of materials and supplies are valued at cost or less.

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


                                                                             F11

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


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

Recently Issued Statements Of Financial Accounting Standards. In June 1997, the Financial Accounting Standards Board released Statement No. 130, "Reporting Comprehensive Income," and Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." These statements require disclosure of certain components of changes in equity and certain information about operating segments and geographic areas of operation. These statements, which will be adopted in 1998, will not have any effect upon the corporation's consolidated financial condition or operations.

2. Miscellaneous Financial Information

Research and development costs totaled $529 million in 1997, $520 million in 1996 and $525 million in 1995.

   Net income included aggregate foreign exchange transaction gains of $153 million in 1997, losses of $37 million in 1996 and gains of $26 million in 1995.

   In 1997, 1996 and 1995, net income included gains of $35 million, $14 million and $12 million, respectively, attributable to the combined effects of LIFO inventory accumulations and draw-downs. The aggregate replacement cost of inventories was estimated to exceed their LIFO carrying values by $2,673 million and $4,151 million at December 31, 1997 and 1996, respectively.

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

   Cash payments for interest were: 1997 - $613 million, 1996 - $669 million and 1995 - $776 million. Cash payments for income taxes were: 1997 - $3,943 million, 1996 - $3,420 million and 1995 - $2,797 million.

4. Additional Working Capital Data


                                                            Dec. 31      Dec. 31
                                                               1997         1996
--------------------------------------------------------------------------------
                                                           (millions of dollars)
Notes and accounts receivable
   Trade, less reserves of $80 million
     and $81 million                                        $ 7,989      $ 7,993
   Other, less reserves of $21 million
     and $17 million                                          2,713        2,506
                                                            --------------------
                                                            $10,702      $10,499
                                                            ====================
Notes and loans payable
   Bank loans                                               $ 1,309      $ 1,359
   Commercial paper                                             707          645
   Long-term debt due within one year                           770          463
   Other                                                        116           43
                                                            --------------------
                                                            $ 2,902      $ 2,510
                                                            ====================
Accounts payable and accrued liabilities
   Trade payables                                           $ 8,246      $ 8,343
   Obligations to equity companies                              730          926
   Accrued taxes other than income taxes                      3,283        2,880
   Other                                                      2,424        2,361
                                                            --------------------
                                                            $14,683      $14,510
                                                            ====================

On December 31, 1997, unused credit lines for short-term financing totaled approximately $6.3 billion. Of this total, $4.3 billion support commercial paper programs under terms negotiated when drawn. The weighted average interest rate on short-term borrowings outstanding at December 31, 1997 and 1996 was 5.8 percent and 5.9 percent, respectively.

5. Equity Company Information

The following summarized financial information includes those less than majority-owned companies for which Exxon's share of net income is included in consolidated net income (see note 1). These companies are primarily engaged in natural gas production and distribution in the Netherlands and Germany, refining and marketing operations in Japan and several chemical operations.

   During the third quarter of 1997, Exxon increased ownership in General Sekiyu K.K. (GSK) from 49.0 percent to 50.1 percent. These financial statements reflect the consolidation of GSK retroactive to January 1, 1997. GSK was previously accounted for as an equity company. GSK's balance sheet as of January 1, 1997 had total assets of $3.9 billion and total liabilities of $3.2 billion.


F12


Equity Company Financial Summary                                               1997                    1996              1995
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                   Exxon                Exxon                 Exxon
                                                                         Total     share      Total     share      Total      share
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                             (millions of dollars)
Total revenues
   Percent of revenues from companies included in the Exxon
     consolidation was 20% in 1997, 16% in 1996 and 16% in 1995         $29,639   $ 8,740    $33,719    $10,901   $32,187   $10,506
                                                                        -----------------------------------------------------------
Income before income taxes                                              $ 3,096   $ 1,475    $ 3,852    $ 1,831   $ 4,227   $ 1,974
Less: Related income taxes                                               (1,103)     (499)    (1,229)      (576)   (1,306)     (596)
                                                                        -----------------------------------------------------------
        Net income                                                      $ 1,993   $   976    $ 2,623    $ 1,255   $ 2,921   $ 1,378
                                                                        ===========================================================
Current assets                                                          $ 6,618   $ 2,030    $ 9,231    $ 3,097   $ 9,789   $ 3,261
Property, plant and equipment, less accumulated depreciation             12,619     4,704     15,586      5,987    14,272     5,671
Other long-term assets                                                    2,818     1,028      3,695      1,400     3,633     1,312
                                                                        -----------------------------------------------------------
        Total assets                                                    $22,055   $ 7,762    $28,512    $10,484   $27,694   $10,244
                                                                        -----------------------------------------------------------
Short-term debt                                                         $ 1,256   $   363    $ 1,661    $   541   $ 1,233   $   371
Other current liabilities                                                 5,481     1,760      8,736      3,111     8,128     2,864
Long-term debt                                                            2,163       580      2,857        918     2,660       839
Other long-term liabilities                                               3,556     1,497      4,319      1,820     4,424     1,818
Advances from shareholders                                                2,139     1,105      1,006        469     1,000       577
                                                                        -----------------------------------------------------------
        Net assets                                                      $ 7,460   $ 2,457    $ 9,933    $ 3,625   $10,249   $ 3,775
                                                                        ===========================================================

6. Investments and Advances                                                                                  Dec. 31    Dec. 31
                                                                                                              1997       1996
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                           (millions of dollars)
In less than majority-owned companies
   Carried at equity in underlying assets
     Investments                                                                                               $2,457     $3,625
     Advances                                                                                                   1,105        751
                                                                                                               -----------------
                                                                                                               $3,562     $4,376
   Carried at cost or less                                                                                        193        154
                                                                                                               -----------------
                                                                                                               $3,755     $4,530
Long-term receivables and miscellaneous investments at cost or less                                             1,450      1,480
                                                                                                               -----------------
        Total                                                                                                  $5,205     $6,010
                                                                                                               =================

7. Investment in Property, Plant and Equipment                                         Dec. 31, 1997             Dec. 31, 1996
                                                                                 -----------------------------------------------
                                                                                     Cost         Net           Cost         Net
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                 (millions of dollars)
Petroleum and natural gas
   Exploration and production                                                    $ 69,106     $31,715       $ 69,748    $ 32,685
   Refining and marketing                                                          32,663      18,269         31,524      17,858
                                                                                 -----------------------------------------------
        Total petroleum and natural gas                                          $101,769     $49,984       $101,272    $ 50,543
Chemicals                                                                          11,336       6,144         10,785       5,880
Other                                                                              14,673      10,286         14,309      10,184
                                                                                 -----------------------------------------------
        Total                                                                    $127,778     $66,414       $126,366    $ 66,607
                                                                                 ===============================================

Accumulated depreciation and depletion totaled $61,364 million at the end of 1997 and $59,759 million at the end of 1996. Interest capitalized in 1997, 1996 and 1995 was $494 million, $520 million and $533 million, respectively.

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

  As under earlier programs, options and SARs may be granted at prices not less than 100 percent of market value on the date of grant and have a maximum life of 10 years. Most of the options and SARs thus far granted first become exercisable after one year of continuous employment following the date of grant. Of the options outstanding at December 31, 1997 and 1996, 2,365 thousand and 4,994 thousand, respectively, included SARs. Exercise of either a related option or a related SAR cancels the other to the extent exercised. No SARs have been granted since 1992.

  Shares available for granting were 38,947 thousand at the beginning of 1997 and 27,337 thousand at the end of 1997. At December 31, 1997 and 1996, respectively, 613 thousand and 416 thousand shares of restricted common stock were outstanding.

  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," was implemented in January 1996. As permitted by the Standard, Exxon retained its prior method of accounting for stock compensation. If the provisions of Statement No. 123 had been adopted, net income and earnings per share (on both a basic and diluted bases) would have been reduced by $76 million, or $0.03 per share in 1997 and $53 million, or $0.02 per share in 1996. The average fair value of each option granted during 1997 and 1996 was $11.36 and $7.43, respectively. The fair value was estimated at the grant date using an option-pricing model with the following weighted average assumptions for 1997 and 1996, respectively: risk-free interest rates of 5.8 percent and 6.1 percent; expected life of 6 years for both years; volatility of 12 percent for both years and a dividend growth rate of 3.3 percent and 4.0 percent.

  Changes that occurred in options outstanding in 1997, 1996 and 1995 are summarized below (shares in thousands):







                                                  1997                  1996                     1995
                                        ---------------------------------------------------------------------------
                                                   Avg. Exercise             Avg. Exercise           Avg. Exercise
                                        Shares          Price       Shares       Price       Shares       Price
-------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year           73,897      $33.20       75,510      $29.70       78,070       $27.04
Granted                                    11,019       61.41       11,968       47.06       11,786        39.47
Exercised                                 (12,153)      26.95      (13,295)      25.69      (13,983)       23.12
Expired/Canceled                             (323)      46.61         (286)      37.63         (363)       28.69
                                          -------                  -------                  -------
Outstanding at end of year                 72,440       38.48       73,897       33.20       75,510        29.70

Exercisable at end of year                 61,179       34.32       61,939       30.53       63,724        27.90

The following table summarizes information about stock options outstanding at December 31, 1997 (shares in thousands):


                         Options Outstanding                          Options Exercisable
----------------------------------------------------------------     ---------------------
Exercise Price                   Avg. Remaining    Avg. Exercise             Avg. Exercise
   Range              Shares    Contractual Life       Price         Shares      Price
----------------------------------------------------------------     ---------------------
 $21.50-30.25         29,898     4.7 years            $28.40         29,898      $28.40
  31.78-61.41         42,542     8.3                   45.57         31,281       39.98
                      ------                                         ------
 Total                72,440     6.8                   38.48         61,179       34.32
------------------------------------------------------------------------------------------


9. Leased Facilities

At December 31, 1997, the corporation and its consolidated subsidiaries held non-cancelable operating charters and leases covering drilling equipment, tankers, service stations and other properties with minimum lease commitments as indicated in the table.

  Net rental expenditures for 1997, 1996 and 1995 totaled $1,595 million, $1,284 million and $1,212 million, respectively, after being reduced by related rental income of $182 million, $133 million and $157 million, respectively. Minimum rental expenditures totaled $1,692 million in 1997, $1,330 million in 1996 and $1,280 million in 1995.

                           Minimum       Related
                          commitment  rental income
---------------------------------------------------
                           (millions of dollars)
1998                          $  919           $ 82
1999                             684             67
2000                             495             41
2001                             406             33
2002                             332             28
2003 and beyond                1,191            127


F14

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

  Interest rate swap agreements are used to adjust the ratio of fixed and floating rates in the corporation's debt portfolio. Interest rate swap agreements, maturing in 1999, had an aggregate notional principal amount of $100 million and $500 million at year-end 1997 and 1996, respectively. Currency exchange contracts are used to reduce the risk of adverse foreign currency movements related to certain foreign currency debt obligations. Currency exchange contracts, maturing 1998-2005, totaled $1,140 million at year-end 1997 and $1,585 million at year-end 1996. These amounts included contracts in which affiliates held positions which were effectively offsetting totaling $544 million in 1997 and $794 million in 1996. Excluding these, the remaining currency exchange contracts totaled $596 million and $791 million at year-end 1997 and 1996, respectively.

  The corporation makes very limited use of commodity swap and futures contracts of short duration to mitigate the risk of unfavorable price movements on certain crude and petroleum product purchases and sales. The aggregate notional amount for these contracts at year-end 1997 and 1996 was not material.

11. Fair Value of Financial Instruments

The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. Long-term debt is the only category of financial instruments whose fair value differs materially from the recorded book value. The estimated fair value of total long-term debt, including capitalized lease obligations, at December 31, 1997 and 1996 was $7.9 billion and $7.8 billion, respectively, as compared to recorded book values of $7.1 billion and $7.2 billion.

12. Long-Term Debt

At December 31, 1997, long-term debt consisted of $6,235 million due in U.S. dollars and $815 million representing the U.S. dollar equivalent at year-end exchange rates of amounts payable in foreign currencies. These amounts exclude that portion of long-term debt, totaling $770 million, which matures within one year and is included in current liabilities. The amounts of long-term debt maturing, together with sinking fund payments required, in each of the four years after December 31, 1998, in millions of dollars, are: 1999 - $619, 2000 - $469, 2001 - $730 and 2002 - $331. Certain of the borrowings described may from time to time be assigned to other Exxon affiliates. At December 31, 1997, the corporation had $823 million in unused long-term credit lines.

 The total outstanding balance of defeased debt at year-end 1997 was $713 million.

 Summarized long-term borrowings at year-end 1997 and 1996 were as follows:

                                                Dec. 31     Dec. 31
                                                 1997        1996
-------------------------------------------------------------------
                                              (millions of dollars)
Exxon Capital Corporation
7.45% Guaranteed notes due 2001                $  246       $  246
Guaranteed zero coupon notes due 2004
    -Face value ($1,146) net of
     unamortized discount                         538          482
6.0% Guaranteed notes due 2005                    246          246
6.125% Guaranteed notes due 2008                  250          250

Exxon Funding B.V.
8.0% Guaranteed notes due 1998                      0          250

SeaRiver Maritime Financial Holdings, Inc.
Guaranteed debt securities due 1999-2011          143          150
Guaranteed deferred interest
 debentures due 2012
   - Face value ($771) net of
     unamortized discount                         586          526

Exxon Energy Limited
8.3% Hong Kong dollar loan due 1999-2008          144          159
7.16% Export credit loans due 1999-2012           856          763
Floating rate term loan due 2000-2006             591          565
6.87% notes due 2003                              173          173

Imperial Oil Limited
9.875% Canadian dollar notes due 1999             171          173
8.3% notes due 2001                               200          200
Variable rate notes due 2004                      600          650
8.75% notes due 2019                              219          219

Industrial revenue bonds due 2012-2033            951          926
Guaranteed LESOP notes due 1999                   125          235
Other U.S. dollar obligations                     511          506
Other foreign currency obligations                428          472
Capitalized lease obligations*                     72           45
                                               -------------------
     Total long-term debt                      $7,050       $7,236
                                               ===================

*At an average imputed interest rate of 7.4% in 1997 and 9.3% in 1996.


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

  On January 29, 1997, a settlement agreement was concluded resolving all remaining matters between Exxon and various insurers arising from the Valdez accident. Under terms of this settlement, Exxon received $480 million. Final income statement recognition of this settlement will be deferred in view of uncertainty regarding the ultimate cost to the corporation of the Valdez accident.

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

  The U.S. Tax Court has decided the issue with respect to the pricing of crude oil purchased from Saudi Arabia for the years 1979-1981 in favor of the corporation. This decision is subject to appeal. Certain other issues for the years 1979-1988 remain pending before the Tax Court. The ultimate resolution of these issues is not expected to have a materially adverse effect upon the corporation's operations or financial condition.

  Claims for substantial amounts have been made against Exxon and certain of its consolidated subsidiaries in other pending lawsuits, the outcome of which is not expected to have a materially adverse effect upon the corporation's consolidated financial condition or operations.

  The corporation and certain of its consolidated subsidiaries were contingently liable at December 31, 1997 for $1,286 million, primarily relating to guarantees for notes, loans and performance under contracts. This includes $888 million representing guarantees of non-U.S. excise taxes and customs duties of other companies, entered into as a normal business practice, under reciprocal arrangements. Not included in this figure are guarantees by consolidated affiliates of $908 million, representing Exxon's share of obligations of certain equity companies.

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

  Assets are contributed to trustees and insurance companies to provide benefits for many of Exxon's retirement plans and are primarily invested in equity and fixed income securities. All funded U.S. plans meet the full funding requirements of the Department of Labor and the Internal Revenue Service as detailed in the table at the end of this note. Certain smaller U.S. plans, and a number of non-U.S. plans, are not funded because of local tax conventions and regulatory practices which do not encourage funding of these plans. Book reserves have been established for these plans to provide for future benefit payments.



F16

                                                                           U.S. Plans                      Non-U.S. Plans
                                                                   -------------------------            ----------------------
Annuity plans net pension cost/(credit)                            1997       1996      1995            1997     1996     1995
-------------------------------------------------------------------------------------------------------------------------------
                                                                                        (millions of dollars)
Cost of benefits earned by employees during the year                $137       $147      $111           $176      $162    $148
Interest accrual on benefits earned in prior years                   364        361       362            515       523     540
Actual (gain)/loss on plan assets                                   (646)      (544)     (796)          (769)     (641)   (625)
Deferral of actual versus assumed return on assets                   295        193       486            324       229     254
Amortization of actuarial (gain)/loss and prior service cost         (23)        13       (23)            82        40      20
Net pension enhancement and curtailment/settlement expense            (6)         6        (9)           (11)       17      11
                                                                    -----------------------------------------------------------
Net pension cost for the year                                       $121       $176      $131           $317      $330    $348
                                                                    ===========================================================

                                                                                   U.S. Plans                Non-U.S. Plans
                                                                              -------------------          ------------------
                                                                              Dec. 31     Dec. 31          Dec. 31    Dec. 31
Annuity plans status                                                            1997       1996              1997      1996
-----------------------------------------------------------------------------------------------------------------------------
                                                                                            (millions of dollars)
Actuarial present value of benefit obligations
 Benefits based on service to date and present pay levels
     Vested                                                                    $4,153     $3,887             $6,649    $6,219
     Non-vested                                                                   540        497                177       211
                                                                              -------------------          ------------------
       Total accumulated benefit obligation                                    $4,693     $4,384             $6,826    $6,430
 Additional benefits related to projected pay increases                           703        693              1,027     1,040
                                                                              -------------------          ------------------
       Total projected benefit obligation                                      $5,396     $5,077             $7,853    $7,470
                                                                              -------------------          ------------------
Funded assets (market values)                                                  $4,016     $3,815             $5,367    $5,025
Book reserves                                                                   1,366      1,299              1,954     2,127
                                                                              -------------------          ------------------
       Total funded assets and book reserves                                   $5,382     $5,114             $7,321    $7,152
                                                                              -------------------          ------------------
Assets and reserves in excess of/(less than) projected benefit obligation      $  (14)    $   37             $ (532)   $ (318)
 Unrecognized net gain/(loss) at transition                                    $  136     $  192             $  (26)   $  (10)
 Unrecognized net actuarial loss since transition                                 (66)       (62)              (361)     (196)
 Unrecognized prior service costs incurred since transition                       (84)       (93)              (145)     (112)

Assets and reserves in excess of accumulated benefit obligation                $  689     $  730             $  495    $  722

Assumptions in projected benefit obligation and expense (percent)
 Discount rate                                                                   7.00       7.50           4.0- 8.5  4.5- 8.5
 Long-term rate of compensation increase                                         3.50       4.00           2.5- 8.5  3.0- 6.5
 Long-term annual rate of return on funded assets                                9.75       9.75           5.0-10.0  6.0-10.0

--------------------------------------------------------------------------------
Pension data, as shown above, is reported as required by current accounting standards which specify use of a discount rate at which pension liabilities could be effectively settled. The discount rate stipulated for use in calculating year-end pension liabilities is based on the year-end rate of interest on high quality bonds. For determining the funding requirements of U.S. pension plans in accordance with applicable federal government regulations, Exxon uses the expected long-term rate of return of the pension fund's actual portfolio as the discount rate. This rate has historically been higher than bonds as the majority of pension assets are invested in equities. On this basis, all of Exxon's U.S. funded plans meet the full funding criteria of the government as shown below. In fact, the actual rate earned over the past decade has been 13 percent.

                                                                                  Dec. 31    Dec. 31
Status of U.S. plans subject to federal government funding requirements            1997       1996
----------------------------------------------------------------------------------------------------------
                                                                                (millions of dollars)
Funded assets at market value less total projected benefit obligation            $(1,380)    $(1,262)
Differences between accounting and funding basis:
  Certain smaller plans unfunded due to lack of tax and
    regulatory incentives                                                            512         519
  Use of long-term rate of return on fund assets as the
   discount rate                                                                   1,062         900
  Use of government required assumptions and other
    actuarial adjustments                                                            127          54
                                                                                 -------------------
Funded assets in excess of obligations under government regulations              $   321     $   211

                                                                            F17

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


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


                                                                1997                      1996                       1995
                                                     -------------------------  -------------------------  -------------------------
Other postretirement benefits expense                Total  Health  Life/Other  Total  Health  Life/Other  Total  Health  Life/Other
------------------------------------------------------------------------------------------------------------------------------------
                                                                                  (millions of dollars)
Service cost                                           $ 28    $12       $16       $ 28   $12       $16      $ 22     $11      $11
Interest cost                                           136     46        90        130    45        85       133      46       87
Actual (gain) on plan assets                            (88)     -       (88)       (57)    -       (57)      (99)      -      (99)
Deferral of actual versus assumed return on assets       53      -        53         21     -        21        71       -       71
Amortization of actuarial loss                           10      8         2         15     7         8         1       -        1
                                                       -----------------------------------------------------------------------------
     Net expense                                       $139    $66       $73       $137   $64       $73      $128     $57      $71
                                                       =============================================================================

                                                                                 Dec. 31, 1997                   Dec. 31, 1996
                                                                           -------------------------       -------------------------
Other postretirement benefit plans status                                  Total   Health Life/Other       Total  Health  Life/Other
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              (millions of dollars)
Accumulated postretirement benefit obligation
   Retirees                                                               $1,451    $467    $  984        $1,372   $460     $  912
   Fully eligible participants                                               162      56       106           121     42         79
   Other active participants                                                 439     191       248           386    147        239
                                                                          ----------------------------------------------------------
                                                                          $2,052    $714    $1,338        $1,879   $649     $1,230
Funded assets (market values)                                               (447)      -      (447)         (422)     -       (422)
Unrecognized prior service costs                                             (20)    (20)        -           (22)   (22)         -
Unrecognized net loss                                                       (219)   (170)      (49)         (133)   (95)       (38)
                                                                          ----------------------------------------------------------
Book reserves                                                             $1,366    $524    $  842        $1,302   $532     $  770
                                                                          ==========================================================
Assumptions in accumulated postretirement benefit
obligation and expense (percent)
   Discount rate                                                            7.00                            7.50
   Long-term rate of compensation increase                                  3.50                            4.00
   Long-term annual rate of return on funded assets                         9.75                            9.75
------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------

16. Income, Excise and Other Taxes

--------------------------------------------------------------------------------


                                                     1997                          1996                          1995
-------------------------------------------------------------------------------------------------------------------------------
                                           United     Non-               United    Non-               United     Non-
                                           States     U.S.     Total     States    U.S.     Total     States     U.S.     Total
                                           ------------------------------------------------------------------------------------
                                                                           (millions of dollars)
Income taxes
   Federal or non-U.S.
     Current                              $1,199   $  2,365  $ 3,564     $  988   $ 2,751  $ 3,739    $  854   $ 1,966  $ 2,820
     Deferred - net                          163        429      592        314       164      478       199       789      988
   U.S. tax on non-U.S. operations            20          -       20         47         -       47        45         -       45
                                          -------------------------------------------------------------------------------------
                                          $1,382   $  2,794  $ 4,176     $1,349   $ 2,915  $ 4,264    $1,098   $ 2,755  $ 3,853
   State                                     162          -      162        142         -      142       119         -      119
                                          -------------------------------------------------------------------------------------
        Total income tax expense          $1,544   $  2,794  $ 4,338     $1,491   $ 2,915  $ 4,406    $1,217   $ 2,755  $ 3,972
Excise taxes                               2,605     12,258   14,863      2,494    12,321   14,815     2,356    11,555   13,911
All other taxes and duties                   816     23,855   24,671        853    23,689   24,542       870    22,458   23,328
                                          -------------------------------------------------------------------------------------
        Total                             $4,965   $ 38,907  $43,872     $4,838   $38,925  $43,763    $4,443   $36,768  $41,211
                                          =====================================================================================

All other taxes and duties include taxes reported in operating and selling, general and administrative expenses. The above provisions for deferred income taxes include net (charges)/credits for the effect of changes in tax laws and rates of $147 million in 1997, $26 million in 1996 and $(83) million in 1995. Income taxes of $301 million in 1997, $(78) million in 1996 and $(14) million in 1995 were (charged)/credited directly to shareholders' equity.

F18

  The reconciliation between income tax expense and a theoretical U.S. tax computed by applying a rate of 35 percent for 1997, 1996 and 1995, is as follows:


                                                  1997        1996        1995
--------------------------------------------------------------------------------
                                                      (millions of dollars)
Earnings before Federal and
   non-U.S. income taxes
     United States                              $ 4,413     $ 3,706     $ 2,619
     Non-U.S.                                     8,223       8,068       7,704
                                                --------------------------------
        Total                                   $12,636     $11,774     $10,323
                                                --------------------------------
Theoretical tax                                 $ 4,423     $ 4,121     $ 3,613
Effect of equity method accounting                 (342)       (439)       (482)
Adjustment for non-U.S. taxes in
   excess of theoretical U.S. tax                   258         530         541
U.S. tax on non-U.S. operations                      20          47          45
Other U.S.                                         (183)          5         136
                                                --------------------------------
Federal and non-U.S. income
   tax expense                                  $ 4,176     $ 4,264     $ 3,853
                                                ================================

        Total effective tax rate                  36.4%       39.9%       41.4%

  The effective income tax rate includes state income taxes and the corporation's share of income taxes of equity companies. Equity company taxes totaled $499 million in 1997, $576 million in 1996 and $596 million in 1995, essentially all outside the U.S.

  Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

 Deferred tax liabilities/(assets) are comprised of the following at December 31:


Tax effects of temporary differences for:                   1997        1996
--------------------------------------------------------------------------------
                                                          (millions of dollars)
Depreciation                                              $10,324      $10,574
Intangible development costs                                3,036        3,177
Capitalized interest                                        1,309        1,187
Other liabilities                                           2,215        1,824
                                                          ----------------------
     Total deferred tax liabilities                       $16,884      $16,762
                                                          ----------------------

Pension and other postretirement benefits                 $(1,187)     $(1,102)
Site restoration reserves                                    (809)        (850)
Tax loss carryforwards                                       (850)        (718)
Other assets                                               (1,092)      (1,259)
                                                          ----------------------
     Total deferred tax assets                            $(3,938)     $(3,929)
                                                          ----------------------
Asset valuation allowances                                    296          327
                                                          ----------------------
     Net deferred tax liabilities                         $13,242      $13,160
                                                          ======================

  The corporation had $6.6 billion of indefinitely reinvested, undistributed earnings from subsidiary companies outside the U.S. Unrecognized deferred taxes on remittance of these funds are not expected to be material.

--------------------------------------------------------------------------------

17. Capital

On March 14, 1997 authorized common stock was increased from two billion shares without par value to three billion shares without par value and the issued shares were split on a two-for-one basis. Prior to the common share split, 321,000,000 shares (pre-split basis) of common stock held by the corporation as treasury shares were cancelled and returned to the status of authorized but unissued shares. Accordingly, the restated number of common stock shares issued (on a post-split basis) at December 31, 1996 and 1995 is not meaningful. All common stock data and per share amounts presented in this report have been adjusted for the stock split.

  In 1989, the corporation sold 16.3 million shares of a new issue of convertible Class A Preferred Stock to its leveraged employee stock ownership plan (LESOP) trust for $61.50 per share. The proceeds of the issuance were used by the corporation for general corporate purposes. The corporation recorded a "Guaranteed LESOP Obligation" of $1,000 million as debt and as a reduction in shareholders' equity, representing company-guaranteed borrowings by the LESOP trust to purchase the preferred stock. As the debt is repaid, the Guaranteed LESOP Obligation will be extinguished. After adjusting for the 1997 common stock split, if the common share price exceeds $30.75, one share of preferred stock is convertible into two shares of common stock. If the price is $30.75 or less, one share of preferred is convertible into common shares having a value of $61.50. Dividends are cumulative and payable in an amount per share equal to $4.680 per annum. Dividends paid per preferred share were $4.680 in 1997, 1996 and 1995. Preferred dividends of $17 million, $27 million and $38 million were paid during 1997, 1996 and 1995, respectively.

  After adjusting for the 1997 common stock split, dividends paid per common share were $1.625 in 1997, $1.560 in 1996 and $1.500 in 1995.

  Statement of Financial Accounting Standards No. 128, "Earnings Per Share," was implemented in December, 1997. Net income per common share is based on net income less preferred stock dividends and the weighted average number of outstanding common shares, adjusted for stock splits. Net income per common share - assuming dilution is based on net income and the weighted average number of outstanding common shares, including the additional common shares that would have been outstanding if dilutive potential common shares had been issued. Dilutive potential common shares include outstanding incentive program stock options and convertible preferred stock. The weighted average number of outstanding common shares - assuming dilution included 32 million shares in 1997, 28 million shares in 1996 and 28 million shares in 1995 for assumed conversion of dilutive potential common shares.

18. Leveraged Employee Stock Ownership Plan (LESOP)

In 1989, the corporation's employee stock ownership plan trust borrowed $1,000 million under the terms of notes guaranteed by the corporation maturing between 1990 and 1999. The principal due on the notes increases from $75 million in 1990 to $125 million in 1999. As further described in note 17, the LESOP trust used the proceeds of the borrowing to purchase shares of convertible Class A Preferred Stock.

  Employees eligible to participate in the corporation's thrift plan may elect to participate in the LESOP. Corporation contributions to the plan, plus dividends, are used to make principal and interest payments on the notes. As contributions and dividends are credited, shares of preferred stock are proportionately converted into common stock, with no cash flow impact to the corporation, and allocated to participants' accounts. In 1997, 1996 and 1995,
1.8 million, 2.5 million and 1.6 million shares of preferred stock totaling $112 million, $151 million and $100 million, respectively, were converted to common stock. Preferred dividends of

                                                                             F19

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


$17 million, $27 million and $38 million were paid during 1997, 1996 and 1995, respectively, and covered interest payments on the notes. The 1997, 1996 and 1995 principal payments were made from employer contributions, dividends reinvested within the LESOP trust and proceeds from the sale of common stock received upon conversion of preferred shares.

  Accounting for the plan follows the principles which were in effect in 1989 when the plan was established. The amount of plan related compensation expense recorded by the corporation during the periods was immaterial. The LESOP trust held 3.1 million and 4.9 million shares of preferred stock and 40.0 million and
39.4 million shares of common stock at the end of 1997 and 1996, respectively, when adjusted for the 1997 two-for-one common stock split.

--------------------------------------------------------------------------------

19. Distribution of Earnings and Assets

--------------------------------------------------------------------------------


Segment                                        1997                            1996                              1995
------------------------------------------------------------------------------------------------------------------------------------
                                                      Corporate                         Corporate                       Corporate
                                 Petroleum  Chemicals   total      Petroleum  Chemicals   total     Petroleum  Chemicals  total
                                 ---------------------------------------------------------------------------------------------------
                                                                        (millions of dollars)
Sales and operating revenue
   Non-affiliated                $120,644   $12,195   $135,142     $118,012   $11,430   $131,543    $107,749   $11,737  $121,804
   Intersegment                     3,183     1,829          -        3,049     1,683          -       2,539     1,609         -
                                 ---------------------------------------------------------------------------------------------------

        Total                    $123,827   $14,024   $135,142     $121,061   $13,113   $131,543    $110,288   $13,346  $121,804
                                 ===================================================================================================
Operating profit                 $  9,675   $ 2,078   $ 12,517     $  8,717   $ 1,662   $ 11,134    $  6,654   $ 2,734  $ 10,185
Add/(deduct):
   Income taxes                    (3,711)     (739)    (4,534)      (3,735)     (592)    (4,420)     (3,060)     (896)   (4,065)
   Minority interests                (227)      (35)      (500)        (215)      (14)      (458)       (129)      (27)     (365)
   Earnings of
     equity companies               1,019        64      1,075        1,176       143      1,319       1,219       207     1,426
   Corporate and financing              -         -        (98)           -         -        (65)          -         -      (711)
                                 ---------------------------------------------------------------------------------------------------
Earnings                         $  6,756   $ 1,368   $  8,460     $  5,943   $ 1,199   $  7,510    $  4,684   $ 2,018  $  6,470
                                 ===================================================================================================
Identifiable assets              $ 69,254   $10,829   $ 96,064     $ 70,035   $10,715   $ 95,527    $ 68,852   $ 9,595  $ 91,296
Depreciation and depletion       $  4,439   $   456   $  5,474     $  4,394   $   430   $  5,329    $  4,474   $   399  $  5,386
Additions to plant               $  5,726   $   828   $  7,392     $  5,161   $   987   $  7,132    $  5,055   $   782  $  7,201


Geographic                                                     Sales and other operating revenue     Earnings  Identifiable assets
------------------------------------------------------------------------------------------------------------------------------------
                                                               Non-affiliated  Interarea   Total
                                                               ---------------------------------------------------------------------
                                                                                       (millions of dollars)
1997   Petroleum and chemicals
         United States                                         $  28,041      $  1,003   $ 29,044      $3,052        $25,504
         Other Western Hemisphere                                 21,139           125     21,264         651          9,947
         Eastern Hemisphere                                       83,659           768     84,427       4,421         44,632
       Other/eliminations                                          2,303        (1,896)       407         336         15,981
                                                               -------------------------------------------------------------
            Corporate total                                    $ 135,142             -   $135,142      $8,460        $96,064
                                                               =============================================================

1996   Petroleum and chemicals
         United States                                         $  27,513      $    857   $ 28,370      $2,651        $25,161
         Other Western Hemisphere                                 20,197           158     20,355         559         10,768
         Eastern Hemisphere                                       81,732           771     82,503       3,932         44,821
       Other/eliminations                                          2,101        (1,786)       315         368         14,777
                                                               -------------------------------------------------------------
            Corporate total                                    $ 131,543             -   $131,543      $7,510        $95,527
                                                               =============================================================

1995   Petroleum and chemicals
         United States                                         $  24,024      $    854   $ 24,878      $2,307        $24,606
         Other Western Hemisphere                                 18,354           328     18,682         444         10,664
         Eastern Hemisphere                                       77,108         1,842     78,950       3,951         43,177
       Other/eliminations                                          2,318        (3,024)      (706)       (232)        12,849
                                                               -------------------------------------------------------------
            Corporate total                                    $ 121,804             -   $121,804      $6,470        $91,296
                                                               =============================================================

Transfers between business activities or areas are at estimated market prices.

F20

--------------------------------------------------------------------------------
QUARTERLY INFORMATION
--------------------------------------------------------------------------------

                                                      1997                                                1996
                              ------------------------------------------------------------------------------------------------------
                               First      Second      Third     Fourth                First    Second     Third    Fourth
                              Quarter     Quarter    Quarter    Quarter      Year    Quarter   Quarter   Quarter   Quarter     Year
----------------------------------------------------------------------------------   -----------------------------------------------

Volumes
Production of crude oil                                              (thousands of barrels daily)
   and natural gas liquids      1,625       1,584      1,558      1,631      1,599     1,683     1,595     1,570     1,615     1,615
Refinery throughput             4,006       3,962      4,041      4,036      4,011     3,753     3,754     3,828     3,833     3,792
Petroleum product sales         5,350       5,404      5,415      5,548      5,430     5,149     5,067     5,223     5,404     5,211

Natural gas production                                               (millions of cubic feet daily)
   available for sale           7,500       5,649      5,189      7,037      6,339     8,330     5,674     5,084     7,227     6,577

                                                                        (thousands of metric tons)
Chemical prime product sales    4,161       4,329      4,433      4,378     17,301     3,911     3,978     3,909     3,914    15,712

Summarized financial data
Sales and other operating                                                  (millions of dollars)
   revenue                    $34,720      33,679     32,381     34,362    135,142   $30,474    31,625    32,938    36,506   131,543
Gross profit*                 $14,596      14,619     14,277     15,160     58,652   $13,217    13,724    14,403    15,209    56,553
Net income                    $ 2,175       1,965      1,820      2,500      8,460   $ 1,885     1,570     1,560     2,495     7,510

Per share data**                                                            (dollars per share)
Net income per common share   $  0.87        0.79       0.74       1.01       3.41   $  0.76      0.63      0.62      1.00      3.01
Net income per common share
   - assuming dilution        $  0.86        0.78       0.73       1.00       3.37   $  0.75      0.62      0.62      1.00      2.99
Dividends per common share    $ 0.395       0.410      0.410      0.410      1.625   $ 0.375     0.395     0.395     0.395     1.560
Dividends per preferred share $ 1.170       1.170      1.170      1.170      4.680   $ 1.170     1.170     1.170     1.170     4.680

Common Stock prices**
   High                       $55.625      65.125     67.250     66.875     67.250   $43.000    44.375    45.063    50.625    50.625
   Low                        $48.250      49.875     58.625     54.750     48.250   $38.813    39.938    40.000    41.438    38.813

* Gross profit equals sales and other operating revenue less estimated costs associated with products sold.
** Certain prior period amounts restated for two-for-one stock split effective March 14, 1997.


The price range of Exxon Common Stock is based on the composite tape of the several U.S. exchanges where Exxon Common Stock is traded. The principal market where Exxon Common Stock (XON) is traded is the New York Stock Exchange, although the stock is traded on other exchanges in and outside the United States.

   At January 31, 1998, there were 642,466 holders of record of Exxon Common Stock.

   On January 28, 1998, the corporation declared a $0.410 dividend per common share, payable March 10, 1998.


                                                                             F21

--------------------------------------------------------------------------------
SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES
--------------------------------------------------------------------------------

                                                             Consolidated Subsidiaries
                                             --------------------------------------------------------------
                                                                                                                  Non-
                                             United                                                           Consolidated   Total
Results of Operations                        States    Canada    Europe   Asia-Pacific    Other       Total    Interests   Worldwide
------------------------------------------------------------------------------------------------------------------------------------

                                                                         (millions of dollars)
1997  -  Revenue
           Sales to third parties            $1,815    $  459    $2,742        $1,694    $    71    $ 6,781    $ 2,540     $ 9,321
           Transfers                          3,300       537     1,979           751        112      6,679         51       6,730
                                             -------------------------------------------------------------------------------------
                                             $5,115    $  996    $4,721        $2,445    $   183    $13,460    $ 2,591     $16,051
         Production costs excluding taxes     1,044       344       995           341        111      2,835        225       3,060
         Exploration expenses                   130        23       197           150        247        747         87         834
         Depreciation and depletion           1,084       325     1,204           423         90      3,126        211       3,337
         Taxes other than income                438        24        91           371          -        924        866       1,790
         Related income tax                     888       109     1,011           219        (48)     2,179        512       2,691
                                             -------------------------------------------------------------------------------------
         Results of producing activities     $1,531    $  171    $1,223        $  941    $  (217)   $ 3,649    $   690     $ 4,339
         Other earnings*                        101        65       104            21         (6)       285         69         354
                                             -------------------------------------------------------------------------------------
               Total earnings                $1,632    $  236    $1,327        $  962    $  (223)   $ 3,934    $   759     $ 4,693
                                             =====================================================================================
1996  -  Revenue
           Sales to third parties            $1,706    $  443    $2,581        $1,998    $   119    $ 6,847    $ 2,974     $ 9,821
           Transfers                          3,846       682     2,360           736        125      7,749         47       7,796
                                             -------------------------------------------------------------------------------------
                                             $5,552    $1,125    $4,941        $2,734    $   244    $14,596    $ 3,021     $17,617
         Production costs excluding taxes     1,116       376     1,050           391         70      3,003        250       3,253
         Exploration expenses                   116        32       224           140        255        767         73         840
         Depreciation and depletion           1,139       342     1,130           426        102      3,139        195       3,334
         Taxes other than income                476        24        96           477          -      1,073      1,038       2,111
         Related income tax                     990        83     1,182           492        (13)     2,734        603       3,337
                                             -------------------------------------------------------------------------------------
         Results of producing activities     $1,715    $  268    $1,259        $  808    $  (170)   $ 3,880    $   862     $ 4,742
         Other earnings*                         63        51       103            36          5        258         58         316
                                             -------------------------------------------------------------------------------------
               Total earnings                $1,778    $  319    $1,362        $  844    $  (165)   $ 4,138    $   920     $ 5,058
                                             =====================================================================================
1995  -  Revenue
           Sales to third parties            $1,021    $  320    $2,253        $1,724    $   138    $ 5,456    $ 2,657     $ 8,113
           Transfers                          3,140       715     1,782           734        113      6,484        159       6,643
                                             -------------------------------------------------------------------------------------
                                             $4,161    $1,035    $4,035        $2,458    $   251    $11,940    $ 2,816     $14,756
         Production costs excluding taxes     1,138       366     1,093           390         88      3,075        254       3,329
         Exploration expenses                   108        55       166           168        194        691         83         774
         Depreciation and depletion           1,245       380     1,060           464        126      3,275        250       3,525
         Taxes other than income                434        26       101           349          1        911        899       1,810
         Related income tax                     457        89       841           477         36      1,900        540       2,440
                                             -------------------------------------------------------------------------------------
         Results of producing activities     $  779    $  119    $  774        $  610    $  (194)   $ 2,088    $   790     $ 2,878
         Other earnings*                        277         -       169            40         (3)       483         51         534
                                             -------------------------------------------------------------------------------------
               Total earnings                $1,056    $  119    $  943        $  650    $  (197)   $ 2,571    $   841     $ 3,412
                                             =====================================================================================


Average sales prices and production costs per unit of production
----------------------------------------------------------------------------------------------------------------------------------
During 1997
   Average sales prices
     Crude oil and NGL, per barrel           $15.82    $12.29    $19.14        $21.08    $ 18.06    $ 17.32    $ 19.20     $ 17.39
     Natural gas, per thousand cubic feet      2.43      1.88      3.13          1.39          -       2.37       3.46        2.67
   Average production costs, per barrel**      3.17      4.19      3.98          2.21      10.87       3.43       1.78        3.21
During 1996
   Average sales prices
     Crude oil and NGL, per barrel           $17.24    $16.38    $19.93        $21.04    $ 20.50    $ 18.69    $ 20.36     $ 18.75
     Natural gas, per thousand cubic feet      2.35      1.48      2.83          2.52          -       2.49       3.48        2.80
   Average production costs, per barrel**      3.26      5.08      4.07          2.68       5.83       3.61       1.72        3.33
During 1995
   Average sales prices
     Crude oil and NGL, per barrel           $13.09    $12.92    $16.43        $18.19    $ 17.16    $ 15.11    $ 16.73     $ 15.16
     Natural gas, per thousand cubic feet      1.64      0.95      2.98          1.44          -       1.89       3.81        2.45
   Average production costs, per barrel**      3.31      4.09      4.55          2.41       5.87       3.62       1.97        3.40

  * Earnings related to transportation of oil and gas, sale of third party purchases, oil sands operations and technical services agreements (reduced by minority interests).

 ** Natural gas included by conversion to crude oil equivalent; production costs exclude all taxes.


F22

Oil and Gas Exploration and Production Costs

The amounts shown for net capitalized costs of consolidated subsidiaries are $3,208 million less at year-end 1997 and $3,242 million less at year-end 1996 than the amounts reported as investments in property, plant and equipment for exploration and production in note 7, page F13. This is due to the exclusion from capitalized costs of certain transportation and research assets and assets relating to the oil sands operations, and to the inclusion of accumulated provisions for site restoration costs, all as required in Statement of Financial Accounting Standards No. 19.

   The amounts reported as costs incurred include both capitalized costs and costs charged to expense during the year. Total worldwide costs incurred in 1997 were $4,872 million, up $429 million from 1996, due primarily to higher development costs. 1996 costs were $4,443 million, up $126 million from 1995, due primarily to higher exploration costs.

                                                          Consolidated Subsidiaries
                                         -----------------------------------------------------------------      Non-
                                          United                                                            Consolidated     Total
Capitalized costs                         States       Canada    Europe   Asia-Pacific  Other       Total     Interests    Worldwide
------------------------------------------------------------------------------------------------------------------------------------
                                                                               (millions of dollars)
As of December 31, 1997
Property (acreage) costs-Proved         $  3,109     $2,441     $    85     $  557     $  828      $ 7,020     $   16      $ 7,036
                        -Unproved            390         96          26        163        114          789         13          802
                                        --------------------------------------------------------------------------------------------
     Total property costs               $  3,499     $2,537     $   111     $  720     $  942      $ 7,809     $   29      $ 7,838
 Producing assets                         23,218      2,915      19,345      7,229        753       53,460      2,240       55,700
 Support facilities                          328         78         469        865         46        1,786        113        1,899
 Incomplete construction                     589         86       1,968        609        359        3,611        308        3,919
                                        --------------------------------------------------------------------------------------------
     Total capitalized costs            $ 27,634     $5,616     $21,893     $9,423     $2,100      $66,666     $2,690      $69,356
 Accumulated depreciation and depletion   16,391      2,803      12,181      5,568      1,216       38,159      2,060       40,219
                                        --------------------------------------------------------------------------------------------
 Net capitalized costs                  $ 11,243     $2,813     $ 9,712     $3,855     $  884      $28,507     $  630      $29,137
                                        ============================================================================================

As of December 31, 1996
 Property (acreage) costs-Proved        $  3,195     $2,914     $    90     $  631     $  827      $ 7,657     $   12      $ 7,669
                         -Unproved           323        100          27        236        105          791         20          811
                                        --------------------------------------------------------------------------------------------
     Total property costs               $  3,518     $3,014     $   117     $  867     $  932      $ 8,448     $   32      $ 8,480
 Producing assets                         22,405      3,690      20,009      7,022        726       53,852      2,451       56,303
 Support facilities                          369         78         520        699         41        1,707        130        1,837
 Incomplete construction                     537         98       1,726        971        207        3,539        346        3,885
                                        --------------------------------------------------------------------------------------------
     Total capitalized costs            $ 26,829     $6,880     $22,372     $9,559     $1,906      $67,546     $2,959      $70,505
 Accumulated depreciation and depletion   15,761      3,418      12,302      5,498      1,124       38,103      2,240       40,343
                                        --------------------------------------------------------------------------------------------
 Net capitalized costs                  $ 11,068     $3,462     $10,070     $4,061     $  782      $29,443     $  719      $30,162
                                        ============================================================================================

Costs incurred in property acquisitions, exploration and development activities
------------------------------------------------------------------------------------------------------------------------------------
During 1997
 Property acquisition costs-Proved      $      2     $    -     $     -     $    1     $    1      $     4     $    -      $     4
                           -Unproved          80          1           -          -          9           90          -           90
 Exploration costs                           231         29         280        160        321        1,021        122        1,143
 Development costs                         1,112        213       1,504        512        112        3,453        182        3,635
                                        --------------------------------------------------------------------------------------------
     Total                              $  1,425      $ 243     $ 1,784     $  673     $  443      $ 4,568     $  304      $ 4,872
                                        ============================================================================================
During 1996
 Property acquisition costs-Proved      $      2      $   1     $     -     $    2     $   81      $    86     $    -      $    86
                           -Unproved          16          3           -          7         46           72          -           72
 Exploration costs                           156         50         258        153        283          900        117        1,017
 Development costs                           817        165       1,498        563         83        3,126        142        3,268
                                        --------------------------------------------------------------------------------------------
     Total                              $    991      $ 219     $ 1,756     $  725     $  493      $ 4,184     $  259      $ 4,443
                                        ============================================================================================

During 1995
 Property acquisition costs-Proved      $      1      $   6     $     2     $    -     $   87      $    96     $    1      $    97
                           -Unproved          19          3           1          3          2           28          -           28
 Exploration costs                           131         60         251        200        207          849         89          938
 Development costs                           624        139       1,653        551         60        3,027        227        3,254
                                        --------------------------------------------------------------------------------------------
     Total                              $    775      $ 208     $ 1,907     $  754     $  356      $ 4,000     $  317      $ 4,317
                                        ============================================================================================


                                                                             F23

--------------------------------------------------------------------------------
SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES
--------------------------------------------------------------------------------


Oil and Gas Reserves

The following information describes changes during the years and balances of proved oil and gas reserves at year-end 1995, 1996 and 1997.

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

   Proved reserves include 100 percent of each majority-owned affiliate's participation in proved reserves and Exxon's ownership percentage of the proved reserves of equity companies, but exclude royalties and quantities due others. Gas reserves exclude the gaseous equivalent of liquids expected to be removed from the gas on leases, at field facilities and at gas processing plants. These liquids are included in net proved reserves of crude oil and natural gas liquids.


                                                                Consolidated Subsidiaries
                                                  --------------------------------------------------------     Non-
                                                  United                                                   Consolidated   Total
Crude Oil and Natural Gas Liquids                 States    Canada   Europe   Asia-Pacific   Other   Total   Interests   Worldwide
------------------------------------------------------------------------------------------------------------------------------------
                                                              (millions of barrels)
Net proved developed and undeveloped reserves
 January 1, 1995                                  2,324     1,168     1,341       759          80     5,672      476       6,148
     Revisions                                      124       (29)       16        67           1       179      (11)        168
     Purchases                                        -         -         -         -          47        47        -          47
     Sales                                           (8)       (5)       (1)        -          (5)      (19)      (7)        (26)
     Improved recovery                                3        71         9         -           -        83        -          83
     Extensions and discoveries                      93         9       297        31           2       432        -         432
     Production                                    (219)      (73)     (176)     (109)        (15)     (592)     (22)       (614)
                                                 ----------------------------------------------------------------------------------
 December 31, 1995                                2,317     1,141     1,486       748         110     5,802      436       6,238
     Revisions                                      139        10        59        83          38       329        3         332
     Purchases                                        2         -         -         -          50        52        -          52
     Sales                                          (31)       (7)        -         -          (5)      (43)       -         (43)
     Improved recovery                               26         1         9         -           -        36        -          36
     Extensions and discoveries                      53         1       231        13           2       300        -         300
     Production                                    (214)      (63)     (178)      (89)        (12)     (556)     (20)       (576)
                                                 -----------------------------------------------------------------------------------
 December 31, 1996                                2,292     1,083     1,607       755         183     5,920      419       6,339
     Revisions                                      190         2        33        45          13       283        2         285
     Purchases                                        1         -         -         -           -         1        -           1
     Sales                                           (6)      (63)       (6)        -           -       (75)       -         (75)
     Improved recovery                               25         4         2         -           -        31        -          31
     Extensions and discoveries                      79        16        42        21           -       158        2         160
     Production                                    (204)      (70)     (171)      (91)        (10)     (546)     (21)       (567)
                                                 -----------------------------------------------------------------------------------
 December 31, 1997 (excluding oil sands)          2,377       972     1,507       730         186     5,772      402       6,174

 Oil sands reserves
     At December 31, 1995                             -       432         -         -           -       432        -         432
     At December 31, 1996                             -       443         -         -           -       443        -         443
     At December 31, 1997                             -       616         -         -           -       616        -         616
====================================================================================================================================
 Worldwide net proved developed and
 undeveloped reserves (including oil sands)
     At December 31, 1995                         2,317     1,573     1,486       748         110     6,234      436       6,670
     At December 31, 1996                         2,292     1,526     1,607       755         183     6,363      419       6,782
     At December 31, 1997                         2,377     1,588     1,507       730         186     6,388      402       6,790
====================================================================================================================================
 Developed reserves, included above
 (excluding oil sands)
     At December 31, 1995                         1,942       526       805       610          60     3,943      410       4,353
     At December 31, 1996                         1,925       512       815       582          44     3,878      396       4,274
     At December 31, 1997                         2,064       494       802       609          41     4,010      384       4,394

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

   Reserves attributable to certain oil and gas discoveries were not considered proved as of year-end 1997 due to geological, technological or economic uncertainties and therefore are not included in the tabulation.

   Crude oil and natural gas liquids and natural gas production quantities shown are the net volumes withdrawn from Exxon's oil and gas reserves. The natural gas quantities differ from the quantities of gas delivered for sale by the producing function as reported on page F27 due to volumes consumed or flared and inventory changes. Such quantities amounted to approximately 189 billion cubic feet in 1995, 236 billion cubic feet in 1996, and 268 billion cubic feet in 1997.

                                                             Consolidated Subsidiaries
                                             --------------------------------------------------------
                                                                                                             Non-
                                             United                                                      Consolidated    Total
Natural Gas                                  States   Canada   Europe    Asia-Pacific   Other   Total      Interests   Worldwide
---------------------------------------------------------------------------------------------------------------------------------
                                                      (billions of cubic feet)
Net proved developed and undeveloped reserves
   January 1, 1995                            9,538    2,302    7,469       5,874       104     25,287      16,941      42,228
     Revisions                                  838      (72)      65         175        (1)     1,005         228       1,233
     Purchases                                    -        -        -           -        10         10           -          10
     Sales                                      (27)     (79)       -           -        (3)      (109)        (88)       (197)
     Improved recovery                            -       19       56           -         -         75           -          75
     Extensions and discoveries                 407      104      375          67         -        953         117       1,070
     Production                                (809)    (156)    (412)       (352)       (8)    (1,737)       (646)     (2,383)
                                            -----------------------------------------------------------------------------------
   December 31, 1995                          9,947    2,118    7,553       5,764       102     25,484      16,552      42,036
     Revisions                                  422     (118)     101         107        13        525         196         721
     Purchases                                    4       11        -           -        13         28          11          39
     Sales                                      (36)     (76)       -           -        (1)      (113)         (3)       (116)
     Improved recovery                           39       18        5           -         -         62           -          62
     Extensions and discoveries                 615       61      506          53         -      1,235         166       1,401
     Production                                (841)    (142)    (525)       (380)       (8)    (1,896)       (747)     (2,643)
                                            -----------------------------------------------------------------------------------
   December 31, 1996                         10,150    1,872    7,640       5,544       119     25,325      16,175      41,500
     Revisions                                  (53)     (43)      (1)        433         -        336         107         443
     Purchases                                    2        -        -           -         -          2           -           2
     Sales                                      (27)    (122)      (6)          -         -       (155)          -        (155)
     Improved recovery                           (2)      19       17           -         -         34           -          34
     Extensions and discoveries                 450       24      363       1,687         -      2,524         363       2,887
     Production                                (831)    (138)    (531)       (441)       (8)    (1,949)       (633)     (2,582)
                                            -----------------------------------------------------------------------------------
   December 31, 1997                          9,689    1,612    7,482       7,223       111     26,117      16,012      42,129
===============================================================================================================================
   Worldwide net proved developed
   and undeveloped reserves
     At December 31, 1995                     9,947    2,118    7,553       5,764       102     25,484      16,552      42,036
     At December 31, 1996                    10,150    1,872    7,640       5,544       119     25,325      16,175      41,500
     At December 31, 1997                     9,689    1,612    7,482       7,223       111     26,117      16,012      42,129
===============================================================================================================================
   Developed reserves, included above
     At December 31, 1995                     8,394    1,586    4,555       4,349        92     18,976       7,210      26,186
     At December 31, 1996                     8,216    1,392    4,872       3,995        83     18,558       6,754      25,312
     At December 31, 1997                     7,625    1,236    5,334       5,191        76     19,462       6,463      25,925

                                                                             F25

-------------------------------------------------------------------------------
SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES
-------------------------------------------------------------------------------

Standardized Measure of Discounted Future Cash Flows

As required by the Financial Accounting Standards Board, the standardized measure of discounted future net cash flows is computed by applying year-end prices, costs, legislated tax rates and a discount factor of 10 percent to net proved reserves. The corporation believes that the standardized measure is not meaningful and may be misleading.

                                                                        Consolidated Subsidiaries
                                                ------------------------------------------------------------       Non-
                                                United                                                        Consolidated   Total
                                                States    Canada   Europe    Asia-Pacific   Other     Total     Interests  Worldwide
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           (millions of dollars)
As of December 31, 1995
 Future cash inflows from sales of oil and gas  $49,920   $15,418   $43,602    $21,214     $2,015   $132,169     $63,444   $195,613
 Future production and development costs         19,871     6,353    19,647     10,084        836     56,791      28,521     85,312
 Future income tax expenses                      10,204     3,840    11,298      4,117        456     29,915      13,928     43,843
                                                -----------------------------------------------------------------------------------
 Future net cash flows                          $19,845   $ 5,225   $12,657    $ 7,013     $  723   $ 45,463     $20,995   $ 66,458
 Effect of discounting net cash flows at 10%      9,616     2,592     4,445      3,292        353     20,298      13,089     33,387
                                                -----------------------------------------------------------------------------------
 Discounted future net cash flows               $10,229   $ 2,633   $ 8,212    $ 3,721     $  370   $ 25,165     $ 7,906   $ 33,071
                                                ===================================================================================
As of December 31, 1996
 Future cash inflows from sales of oil and gas  $78,728   $21,969   $56,745    $26,336     $4,094   $187,872     $66,078   $253,950
 Future production and development costs         20,918     6,654    19,024     11,941      1,435     59,972      30,015     89,987
 Future income tax expenses                      20,772     6,444    18,845      5,436        627     52,124      14,961     67,085
                                                -----------------------------------------------------------------------------------
 Future net cash flows                          $37,038   $ 8,871   $18,876    $ 8,959     $2,032   $ 75,776     $21,102   $ 96,878
 Effect of discounting net cash flows at 10%     18,022     4,808     6,703      3,955      1,203     34,691      13,066     47,757
                                                -----------------------------------------------------------------------------------
 Discounted future net cash flows               $19,016   $ 4,063   $12,173    $ 5,004     $  829   $ 41,085     $ 8,036   $ 49,121
                                                ===================================================================================
As of December 31, 1997
 Future cash inflows from sales of oil and gas  $50,295   $ 8,449   $41,523    $25,800     $3,114   $129,181     $55,650   $184,831
 Future production and development costs         18,683     5,319    16,200     13,587      1,171     54,960      27,472     82,432
 Future income tax expenses                      11,159     1,444    11,483      4,890        490     29,466      10,856     40,322
                                                -----------------------------------------------------------------------------------
 Future net cash flows                          $20,453   $ 1,686   $13,840    $ 7,323     $1,453   $ 44,755     $17,322   $ 62,077
 Effect of discounting net cash flows at 10%     10,135       834     5,159      3,679        761     20,568      11,067     31,635
                                                -----------------------------------------------------------------------------------
 Discounted future net cash flows               $10,318   $   852   $ 8,681    $ 3,644     $  692   $ 24,187     $ 6,255   $ 30,442
                                                ===================================================================================

Change in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

Consolidated Subsidiaries                                                                          1997           1996        1995
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      (millions of dollars)
Value of reserves added during the year due to extensions, discoveries, improved recovery
 and net purchases less related costs                                                           $  1,443        $ 3,581    $  3,057
Changes in value of previous-year reserves due to:
 Sales and transfers of oil and gas produced during the year, net of production (lifting) costs   (9,675)       (10,875)     (8,101)
 Development costs incurred during the year                                                        3,300          3,082       2,850
 Net change in prices, lifting and development costs                                             (31,818)        25,677       9,257
 Revisions of previous reserves estimates                                                          1,568          3,157       1,581
 Accretion of discount                                                                             5,542          3,330       2,495
Net change in income taxes                                                                        12,742        (12,032)     (5,613)
                                                                                                -----------------------------------
     Total change in the standardized measure during the year                                   $(16,898)       $15,920    $  5,526
                                                                                                ===================================

F26

--------------------------------------------------------------------------------
   OPERATING SUMMARY
--------------------------------------------------------------------------------

                                                   1997     1996    1995    1994   1993   1992   1991    1990    1989    1988   1987
------------------------------------------------------------------------------------------------------------------------------------
                                                                               (thousands of barrels daily)
Production of crude oil and natural gas liquids
   Net production
     United States                                  559      587     600     562    553    591    619     640     693     760    756
     Canada                                         238      211     242     251    254    268    278     302     312     249    222
     Europe                                         483      499     498     484    423    396    363     313     351     444    456
     Asia-Pacific                                   250      244     302     325    347    346    342     331     328     345    338
     Other Non-U.S.                                  69       74      84      87     90    104    113     126     120     121     63
                                                ------------------------------------------------------------------------------------
     Worldwide                                    1,599    1,615   1,726   1,709  1,667  1,705  1,715   1,712   1,804   1,919  1,835
                                                ====================================================================================
                                                                               (millions of cubic feet daily)
Natural gas production available for sale
   Net production
     United States                                2,062    2,094   2,055   2,021  1,764  1,607  1,655   1,778   1,827   1,805  1,698
     Canada                                         203      194     281     286    328    326    355     413     417     209    147
     Europe                                       3,038    3,361   2,804   2,842  3,049  3,097  3,010   2,694   2,707   2,787  3,012
     Asia-Pacific                                 1,036      928     873     827    678    577    411     369     376     332    308
     Other Non-U.S.                                   -        -       -       2      6     54     66      64      58      59     62
                                                ------------------------------------------------------------------------------------
     Worldwide                                    6,339    6,577   6,013   5,978  5,825  5,661  5,497   5,318   5,385   5,192  5,227
                                                ====================================================================================
                                                                               (thousands of barrels daily)
Refinery throughput
   United States                                  1,070      988   1,004     994    970  1,017  1,017     950   1,093   1,055  1,066
   Canada                                           448      433     424     428    416    399    419     484     486     351    354
   Europe                                         1,529    1,522   1,416   1,503  1,492  1,489  1,490   1,425   1,387   1,335  1,264
   Asia-Pacific                                     850      733     697     633    619    602    556     586     556     522    426
   Other Non-U.S.                                   114      116     118     122    119    112    103     101     102     105    101
                                                ------------------------------------------------------------------------------------
   Worldwide                                      4,011    3,792   3,659   3,680  3,616  3,619  3,585   3,546   3,624   3,368  3,211
                                                ====================================================================================
Petroleum product sales
   United States                                  1,342    1,261   1,198   1,196  1,152  1,203  1,210   1,109   1,147   1,113  1,057
   Canada                                           561      542     526     520    517    513    527     597     625     433    430
   Europe                                         1,930    1,925   1,869   1,898  1,872  1,847  1,863   1,796   1,718   1,680  1,634
   Asia-Pacific and other Eastern Hemisphere      1,145    1,046   1,042     988    962    935    878     869     847     784    619
   Latin America                                    452      437     441     426    422    411    391     384     383     386    388
                                                ------------------------------------------------------------------------------------
   Worldwide                                      5,430    5,211   5,076   5,028  4,925  4,909  4,869   4,755   4,720   4,396  4,128
                                                ====================================================================================
   Gasoline, naphthas                             2,014    1,939   1,903   1,849  1,818  1,822  1,821   1,742   1,708   1,572  1,488
   Heating oils, kerosene, diesel oils            1,743    1,718   1,655   1,644  1,569  1,557  1,561   1,491   1,498   1,424  1,344
   Aviation fuels                                   457      442     414     403    379    376    372     382     382     344    338
   Heavy fuels                                      539      498     488     530    558    546    535     543     507     466    419
   Specialty petroleum products                     677      614     616     602    601    608    580     597     625     590    539
                                                ------------------------------------------------------------------------------------
   Worldwide                                      5,430    5,211   5,076   5,028  4,925  4,909  4,869   4,755   4,720   4,396  4,128
                                                ====================================================================================
                                                                               (thousands of metric tons)
Chemical prime product sales                     17,301   15,712  14,377  13,969 13,393 13,463 12,560  12,453  12,324  12,152 11,613
                                                ====================================================================================
                                                                               (millions of metric tons)
Coal production                                      15       15      16      36     36     37     39      40      36      32     30
                                                ====================================================================================
                                                                               (thousands of metric tons)
Copper production                                   205      203     202     191    183    133    108     112     119     134    101
                                                ====================================================================================

Operating statistics include 100 percent of operations of majority-owned subsidiaries; for other companies, gas, crude production, petroleum product and chemical prime product sales include Exxon's ownership percentage, and refining throughput includes quantities processed for Exxon. Net production excludes royalties and quantities due others when produced, whether payment is made in kind or cash.

                                                                             F27