Form 10-K, Exhibit 13
period 1998-12-31
EXXON CORP
filed 1999-03-30
CIK 34088

                               FINANCIAL SECTION

TABLE OF CONTENTS
Financial Review
  Financial Summary .........................................................   F3
  Quarterly Information .....................................................   F4
  Management's Discussion and Analysis of Financial Condition and Results of
   Operations ...............................................................   F5-F9
Report of Independent Accountants ...........................................   F10
Consolidated Financial Statements
  Statement of Income .......................................................   F11
  Balance Sheet .............................................................   F12
  Statement of Shareholders' Equity .........................................   F13
  Statement of Cash Flows ...................................................   F14
Notes to Consolidated Financial Statements
   1. Summary of Accounting Policies ........................................   F15
   2. Accounting Change .....................................................   F16
   3. Exxon and Mobil Merger Agreement ......................................   F16
   4. Miscellaneous Financial Information ...................................   F16
   5. Cash Flow Information .................................................   F16
   6. Leased Facilities .....................................................   F16
   7. Additional Working Capital Data .......................................   F17
   8. Equity Company Information ............................................   F17
   9. Investments and Advances ..............................................   F18
  10. Investment in Property, Plant and Equipment ...........................   F18
  11. Capital ...............................................................   F19
  12. Leveraged Employee Stock Ownership Plan (LESOP) .......................   F19
  13. Interest Rate Swap, Currency Exchange and Commodity Contracts .........   F20
  14. Fair Value of Financial Instruments ...................................   F20
  15. Long-Term Debt ........................................................   F20
  16. Incentive Program .....................................................   F21
  17. Annuity Benefits and Other Postretirement Benefits ....................   F21
  18. Litigation and Other Contingencies ....................................   F23
  19. Disclosures about Segments and Related Information ....................   F24
  20. Income, Excise and Other Taxes ........................................   F25
Supplemental Information on Oil and Gas Exploration and Production Activities   F26-F30
Operating Summary ...........................................................   F31

F1

FINANCIAL SUMMARY


                                                                         1998         1997        1996          1995         1994
------------------------------------------------------------------------------------------------------------------------------------

                                                                               (millions of dollars, except per share amounts)
Sales and other operating revenue

   Petroleum and natural gas                                          $ 104,051    $ 120,644    $ 118,012    $ 107,749    $ 100,409
   Chemicals                                                             10,504       12,195       11,430       11,737        9,544
   Other                                                                    862        2,303        2,101        2,318        2,175
                                                                      -------------------------------------------------------------
      Sales and other operating revenue,
      including excise taxes                                          $ 115,417    $ 135,142    $ 131,543    $ 121,804    $ 112,128
Earnings from equity interests and other revenue                          2,355        2,100        2,706        2,116        1,776
                                                                      -------------------------------------------------------------
Total revenue                                                         $ 117,772    $ 137,242    $ 134,249    $ 123,920    $ 113,904
                                                                      =============================================================
Earnings
   Petroleum and natural gas
      Exploration and production                                      $   2,708    $   4,693    $   5,058    $   3,412    $   2,782
      Refining and marketing                                              2,458        2,063          885        1,272        1,389
                                                                      -------------------------------------------------------------
         Total petroleum and natural gas                              $   5,166    $   6,756    $   5,943    $   4,684    $   4,171
   Chemicals                                                              1,213        1,368        1,199        2,018          954
   Other operations                                                         384          434          433          479          409
   Corporate and financing                                                 (323)         (98)         (65)        (711)        (434)
                                                                      -------------------------------------------------------------
Income before cumulative effect of accounting change                  $   6,440    $   8,460    $   7,510    $   6,470    $   5,100
   Cumulative effect of accounting change                                   (70)          --           --           --           --
                                                                      -------------------------------------------------------------
Net income                                                            $   6,370    $   8,460    $   7,510    $   6,470    $   5,100
                                                                      =============================================================
Net income per common share
   Before cumulative effect of accounting change                      $    2.64    $    3.41    $    3.01    $    2.59    $    2.04
   Cumulative effect of accounting change                                 (0.03)          --           --           --           --
                                                                      -------------------------------------------------------------
   Net income                                                         $    2.61    $    3.41    $    3.01    $    2.59    $    2.04
                                                                      =============================================================
Net income per common share -- assuming dilution
   Before cumulative effect of accounting change                      $    2.61    $    3.37    $    2.99    $    2.58    $    2.03
   Cumulative effect of accounting change                                 (0.03)          --           --           --           --
                                                                      -------------------------------------------------------------
   Net income                                                         $    2.58    $    3.37    $    2.99    $    2.58    $    2.03
                                                                      =============================================================
Cash dividends per common share                                       $   1.640    $   1.625    $   1.560    $   1.500    $   1.455

Net income to average shareholders' equity (percent)                       14.6         19.4         17.9         16.6         14.1
Net income to total revenue (percent)                                       5.4          6.2          5.6          5.2          4.5

Working capital                                                       $  (1,819)   $   1,538    $     405    $  (1,418)   $  (3,033)
Ratio of current assets to current liabilities                             0.91         1.08         1.02         0.92         0.84

Total additions to property, plant and equipment                      $   8,310    $   7,392    $   7,132    $   7,201    $   6,568
Property, plant and equipment, less allowances                        $  65,199    $  66,414    $  66,607    $  65,446    $  63,425
Total assets*                                                         $  92,630    $  96,064    $  95,527    $  91,296    $  87,862

Exploration expenses, including dry holes                             $     863    $     753    $     763    $     693    $     666
Research and development costs                                        $     549    $     529    $     520    $     525    $     558

Long-term debt*                                                       $   4,530    $   7,050    $   7,236    $   7,778    $   8,831
Total debt*                                                           $   8,778    $   9,952    $   9,746    $  10,025    $  12,689
Fixed charge coverage ratio*                                                9.0         11.5         10.4          8.6          7.0
Debt to capital (percent)*                                                 16.2         17.8         17.7         19.0         24.3

Shareholders' equity at year-end                                      $  43,750    $  43,660    $  43,542    $  40,436    $  37,415
Shareholders' equity per common share                                 $   18.02    $   17.77    $   17.53    $   16.28    $   15.07
Average number of common shares outstanding (millions)                    2,440        2,473        2,484        2,484        2,483
Number of registered shareholders at year-end (thousands)                   633          641          610          603          608

Wages, salaries and employee benefits                                 $   5,577    $   5,695    $   5,710    $   5,799    $   5,881
Number of employees at year-end (thousands)                                  79           80           79           82           86

* 1998 amounts reflect the de-consolidation of majority owned power companies in Hong Kong and China retroactive to January 1, 1998 (see note 8).

F3


QUARTERLY INFORMATION

                                                        1998                                            1997
                                     -------------------------------------------     -------------------------------------------
                                      First   Second    Third   Fourth                First   Second    Third   Fourth
                                     Quarter  Quarter  Quarter  Quarter    Year      Quarter  Quarter  Quarter  Quarter    Year

--------------------------------------------------------------------------------------------------------------------------------
Volumes
Production of crude oil                                             (thousands of barrels daily)
         and natural gas liquids      1,624    1,609    1,553    1,484     1,567      1,625    1,584    1,558    1,631     1,599
Refinery throughput                   3,901    3,934    3,941    3,936     3,928      4,006    3,962    4,041    4,036     4,011
Petroleum product sales               5,400    5,409    5,431    5,491     5,433      5,350    5,404    5,415    5,548     5,430

Natural gas production                                             (millions of cubic feet daily)
         available for sale           7,209    5,564    5,207    7,317     6,322      7,500    5,649    5,189    7,037     6,339

                                                                     (thousands of metric tons)
Chemical prime product sales          4,243    4,339    4,325    4,297    17,204      4,161    4,329    4,433    4,378    17,301

Summarized financial data
Sales and other operating                                              (millions of dollars)
         revenue                   $ 29,332   28,808   27,907   29,370   115,417     34,720   33,679   32,381   34,362   135,142
Gross profit*                      $ 12,977   13,308   12,900   14,332    53,517     14,596   14,619   14,277   15,160    58,652
Net income as reported             $  1,890    1,620    1,400    1,530     6,440      2,175    1,965    1,820    2,500     8,460
Cumulative effect of
         accounting change         $    (70)       -        -        -       (70)         -        -        -        -         -
Net income as restated             $  1,820    1,620    1,400    1,530     6,370      2,175    1,965    1,820    2,500     8,460

Per share data
Net income per common share                                            (dollars per share)
         as reported               $   0.77     0.66     0.58     0.63      2.64       0.87     0.79     0.74     1.01      3.41
Cumulative effect of
         accounting change         $  (0.03)       -        -        -     (0.03)         -        -        -        -         -
Net income per common share
         as restated               $   0.74     0.66     0.58     0.63      2.61       0.87     0.79     0.74     1.01      3.41
Net income per common share
        - assuming dilution        $   0.73     0.65     0.58     0.62      2.58       0.86     0.78     0.73     1.00      3.37
Dividends per common share         $  0.410    0.410    0.410    0.410     1.640      0.395    0.410    0.410    0.410     1.625
Dividends per preferred share      $  1.170    1.170    1.170    1.170     4.680      1.170    1.170    1.170    1.170     4.680

Common stock prices
         High                      $ 70.000   76.000   73.813   77.313    77.313     55.625   65.125   67.250   66.875    67.250
         Low                       $ 56.625   65.375   62.000   69.438    56.625     48.250   49.875   58.625   54.750    48.250


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

     At January 31, 1999, there were 633,151 holders of record of Exxon Common Stock.

     On January 27, 1999, the corporation declared a $0.410 dividend per common share, payable March 10, 1999.

                                                                              F4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


REVIEW OF 1998 RESULTS

Net income of $6,370 million was down $2,090 million or 25 percent from last year's record of $8,460 million. The decline was driven by weaker crude oil prices, which on average were over $6.00 per barrel or 33 percent lower than last year. Average crude oil prices for the year were at their lowest level in over twenty years. Earnings were also adversely affected by lower natural gas prices, weaker chemicals margins and depressed copper and coal prices. However, downstream operations achieved their second highest level of earnings ever in 1998, partly offsetting the weakness seen in the other operating segments. Results in 1998 included a $70 million charge relating to an accounting change, while 1997 net income included $305 million of non-recurring credits.

         Revenue for 1998 totaled $118 billion, down 14 percent from 1997, and the cost of crude and product purchases declined 22 percent. The combined total of operating costs (including operating, selling, general, administrative, exploration, depreciation and depletion expenses from the consolidated statement of income and Exxon's share of similar costs for equity companies) in 1998 was $28 billion, down over one billion dollars from 1997. Lower operating costs resulted primarily from a stronger U.S. dollar, reduced energy costs and the de-consolidation of majority owned power companies in Hong Kong and China mentioned below. Excluding these effects, Exxon's operating efficiencies continued to offset the impact of inflation and new business activity growth. Interest expense in 1998 declined $315 million to $100 million, principally due to the de-consolidation of power companies mentioned below and favorable foreign exchange effects.

         During the fourth quarter of 1998, Exxon de-consolidated the majority owned power companies in Hong Kong and China retroactive to January 1, 1998. Although Exxon's 1998 net income was not affected by the de-consolidation, there were several impacts to the 1998 balance sheet (see note 8). These power companies are now accounted for as equity companies, since the minority shareholder in these companies has substantive participating management rights. These rights include the minority shareholder's approval of operating policies, expense budgets, financing and investment plans and management compensation and succession plans.

Exploration and Production

Exploration and production earnings of $2,708 million declined substantially from last year reflecting lower crude prices which on average were over $6.00 per barrel lower than 1997. Earnings were also adversely affected by lower U.S. and international natural gas prices. Liquids production was 1,567 kbd (thousands of barrels daily) compared to 1,599 kbd last year. The fourth quarter Longford plant outage in Australia, along with natural field declines in mature areas, were only partly offset by increased Canadian heavy oil production, increased production from new developments in the North Sea and Azerbaijan and increased Malaysian output. Natural gas production of 6,322 mcfd (millions of cubic feet daily) was essentially unchanged from 1997. Earnings from U.S. exploration and production were $839 million, down from $1,634 million during 1997. Outside the U.S., exploration and production earnings were $1,869 million, down $1,000 million, after excluding non-recurring credits of $190 million in 1997.

Refining and Marketing

Refining and marketing earnings increased $395 million to $2,458 million. Downstream industry margins in 1998 were generally higher than 1997. European refining margins were stronger, but were partly offset by weaker margins in the U.S. and Asia-Pacific. Marketing margins improved in most geographic areas, particularly the U.K. and the U.S. Petroleum product sales of 5,433 kbd were up from 1997 and were the highest in 24 years, despite the impact of weaker economic conditions in Asia-Pacific. Refinery throughput was 3,928 kbd compared to 4,011 kbd in 1997. In the U.S., refining and marketing earnings were $625 million, up $32 million from the prior year. Refining and marketing operations outside the U.S. earned $1,833 million, an increase of $363 million from 1997.

Chemicals

Earnings from chemicals operations totaled $1,213 million, down $155 million or 11 percent from 1997. Chemicals margins declined during the year as the result of weaker industry commodity prices. Chemical prime product sales of 17,204 thousand metric tons were down slightly from last year's record levels as higher sales in North America and Europe were offset by lower demand in Asia-Pacific markets.

Other Operations

Earnings from other operating segments totaled $384 million, a decrease of $50 million from last year, reflecting significantly lower copper prices, as well as lower international coal prices. The effect of lower prices was partly offset by record copper and coal production, lower operating expenses and favorable foreign exchange effects.

Corporate and Financing

Corporate and financing expenses, after excluding non-recurring credits of $115 million in 1997, increased $110 million to $323 million in 1998, reflecting higher tax-related charges.

REVIEW OF 1997 RESULTS

Record net income of $8,460 million in 1997 compared with the previous record of $7,510 million in 1996. Despite lower crude oil prices, earnings growth resulted from improved downstream margins, higher petroleum product and chemical sales and lower unit operating expenses. Results in 1997 included $305 million of non-recurring credits (all in the fourth quarter). Of these, $190 million were the result of foreign exchange impacts on deferred income tax liabilities. The remainder ($115 million) was U.S. tax related. 1996 included $535 million of non-recurring credits from tax settlements ($125 million in the

F5
first quarter and $410 million in the fourth quarter). Of the $535 million, $305 million was in the U.S. and $230 million was non-U.S.

     Revenue for 1997 totaled $137 billion, up 2 percent from 1996. The cost of crude and product purchases increased 3 percent. The combined total of operating costs in 1997 was $29 billion, flat with 1996. Lower operating costs resulting from a stronger U.S. dollar were offset by expenses from higher sales volumes, higher exploration and production venture spending, and additional reported costs from consolidation of a Japanese affiliate following Exxon's acquisition of a controlling interest. Exxon's operating efficiencies continued to offset the impact of inflation. Unit operating expenses were reduced in most business segments on higher sales volumes in 1997. Interest expense in 1997 was $415 million compared to $464 million in 1996.

Exploration and Production

Exploration and production earnings declined from the prior year reflecting lower crude prices which on average were about $1.50 per barrel lower than 1996. Liquids production of 1,599 kbd was similar to the prior year. Increased Canadian heavy oil production and volumes from new developments, primarily in the North Sea and Australia, were offset by scheduled maintenance, field declines, and property sales. Natural gas production of 6,339 mcfd was down somewhat from 1996, reflecting warmer European weather. Earnings from U.S. exploration and production were $1,634 million, down from $1,781 million during 1996. Outside the U.S., exploration and production earnings were $2,869 million, down $178 million, after excluding non-recurring credits of $190 million in 1997 related to foreign exchange impacts on deferred taxes and $230 million in 1996 associated with non-U.S. tax settlements.

Refining and Marketing

Downstream industry margins improved from the low levels seen in 1996. Refining margins in the U.S. and Europe strengthened in 1997 and marketing margins benefited from an improved U.K. retail environment. Petroleum product sales of 5,430 kbd were up 4 percent from 1996, with volume growth in all major geographic areas. Refinery throughput was 4,011 kbd, up 6 percent from 1996, and the highest since 1980. In the U.S., refining and marketing earnings were $593 million, up $424 million from the prior year. Refining and marketing operations outside the U.S. earned $1,470 million, an increase of $754 million from 1996.

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

Corporate and Financing

Full year corporate and financing expenses, excluding one-time credits related to tax settlements of $115 million in 1997 and $305 million in 1996, declined $157 million to $213 million reflecting lower tax and debt-related charges.

EXXON AND MOBIL MERGER AGREEMENT

On December 1, 1998, Exxon Corporation and Mobil Corporation signed an agreement to merge the two companies subject to shareholder approval, regulatory reviews and other conditions. Under the terms of the agreement, each common share of Mobil will be converted into 1.32015 common shares of Exxon. As a result of the merger, Exxon shareholders will own about 70 percent of the combined company and Mobil shareholders will own about 30 percent. Upon completion of the merger, the company's name will be Exxon Mobil Corporation.

     It is intended that the merger will qualify as a tax-free reorganization in the U.S., and that it will be accounted for on a "pooling of interests" basis. In addition, the merger agreement provides for payment of termination fees of $1.5 billion under certain circumstances. Exxon and Mobil also have entered into an option agreement that grants Exxon the option under specified circumstances to purchase up to approximately 14.9 percent of the authorized but unissued common stock of Mobil.

MARKET RISKS, INFLATION AND OTHER UNCERTAINTIES

In the past, crude, product and chemical prices have fluctuated widely in response to changing market forces. The impacts of these price fluctuations on earnings from exploration and production operations, refining and marketing operations and chemical operations have been varied, tending at times to be offsetting.

     In 1998, average annual oil prices were the lowest in two decades because of lower energy demand caused by the economic downturn in Asia, milder winter weather and continued high levels of production by the world's major oil producing countries. The markets for crude oil and natural gas have a history of significant price volatility. Although prices will occasionally drop precipitously, industry prices over the long term will continue to be driven by market supply and demand fundamentals. Accordingly, the corporation tests the viability of its oil and gas operations based on long-term price projections. The corporation's assessment is that its operations will continue to be successful in a variety of market conditions. This is the outcome of disciplined investment and asset management programs.

                                                                              F6

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Investment opportunities are tested against a variety of market conditions, including low price scenarios. As a result, investments that would succeed only in highly favorable price environments are screened out of the investment plan. In addition, the corporation has had an aggressive asset management program, in which under-performing assets are either improved to acceptable levels or divested. The asset management program involves a disciplined, regular review to ensure that all assets are contributing to the corporation's strategic and financial objectives. The result has been the creation of a very efficient capital base. In 1998, no oil or gas assets required impairment. The effectiveness of this investment and asset management process is reflected by the fact that the corporation has long been an industry leader in Return on Capital Employed and Return on Shareholders' Equity.

     The corporation makes very limited use of commodity forwards, swaps and futures contracts of short duration to mitigate the risk of unfavorable price movements on certain crude, natural gas and petroleum product purchases and sales. Commodity price exposure related to these contracts is not material.

     The corporation conducts business in many foreign currencies and is subject to foreign currency exchange rate risk on cash flows related to sales, expenses, financing and investment transactions. The impacts of fluctuations in foreign currency exchange rates on Exxon's geographically diverse operations are often varied and at times offsetting in amount. As discussed in note 13 to the consolidated financial statements, the corporation makes very limited use of currency exchange contracts to reduce the risk of adverse foreign currency movements related to certain foreign currency debt obligations. Exposure from market rate fluctuations related to these contracts is not material. Aggregate foreign exchange transaction gains and losses included in net income are discussed in note 4 to the consolidated financial statements.

     The corporation is exposed to changes in interest rates, primarily as a result of its short-term and long-term debt with both fixed and floating interest rates. The corporation makes very limited use of interest rate swap agreements to adjust the ratio of fixed and floating rates in the debt portfolio, as discussed in note 13 to the consolidated financial statements. The impact of a 100 basis point change in interest rates affecting the corporation's debt would not be material to earnings, cash flow or fair value.

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

     Charges made against income for site restoration and environmental liabilities were $162 million in 1998, $140 million in 1997 and $146 million in 1996. At the end of 1998, accumulated site restoration and environmental provisions, after reduction for amounts paid, amounted to $2.6 billion. Exxon believes that any cost in excess of the amounts already provided for in the financial statements would not have a materially adverse effect upon the corporation's operations, financial condition or liquidity.

     In 1998, the corporation spent $1,321 million (of which $432 million were capital expenditures) on environmental conservation projects and expenses worldwide, mostly dealing with air and water conservation. Total expenditures for such activities are expected to be about $1.5 billion in both 1999 and 2000 (with capital expenditures representing about 40 percent of the total).

TAXES

Income, excise and all other taxes and duties totaled $41.3 billion in 1998, a decrease of $2.6 billion or 6 percent from 1997. Income tax expense, both current and deferred, was $2.6 billion compared to $4.3 billion in 1997, reflecting lower pre-tax income in 1998, the impact of lower foreign tax rates and favorable resolution of tax-related issues. The effective tax rate was 32.1 percent in 1998 versus 36.4 percent in 1997. Excise and all other taxes and duties declined $0.9 billion to $38.6 billion, reflecting lower prices.

F7

     Income, excise and all other taxes and duties totaled $43.9 billion in 1997, essentially unchanged from 1996. Income tax expense, both current and deferred, was $4.3 billion compared to $4.4 billion in 1996, reflecting higher pre-tax income and a lower effective tax rate -- 36.4 percent in 1997 versus
39.9 percent in 1996. Excise and all other taxes and duties at $39.5 billion compared to $39.4 billion in 1996.

LIQUIDITY AND CAPITAL RESOURCES

In 1998, cash provided by operating activities totaled $11.1 billion, down $3.6 billion from 1997. Major sources of funds were net income of $6.4 billion and non-cash provisions of $5.3 billion for depreciation and depletion.

     Cash used in investing activities totaled $8.0 billion, up $1.2 billion from 1997 primarily as a result of higher additions to property, plant and equipment.

     Cash used in financing activities was $5.7 billion. Dividend payments on common shares increased from $1.625 per share to $1.640 per share and totaled $4.0 billion, a payout of 63 percent. Total consolidated debt decreased by $1.2 billion to $8.8 billion, reflecting the de-consolidation of majority owned companies in Hong Kong and China discussed in note 8 to the consolidated financial statements, partially offset by $1.3 billion of increased debt.

     Shareholders' equity increased by $0.1 billion to $43.8 billion. The ratio of debt to capital decreased to 16 percent, reflecting lower debt levels. During 1998, Exxon purchased 44.6 million shares of its common stock for the treasury at a cost of $3.1 billion. These purchases reflect both the increased share repurchases announced in the first quarter of 1997, as well as purchases to offset shares issued in conjunction with the company's benefit plans and programs. Purchases were made in both the open market and through negotiated transactions. As a consequence of the proposed merger of Exxon and Mobil announced in December, the repurchase program to reduce the number of Exxon shares outstanding was discontinued.

     In 1997, cash provided by operating activities totaled $14.7 billion, up $1.5 billion from 1996. Major sources of funds were net income of $8.5 billion and non-cash provisions of $5.4 billion for depreciation and depletion.

     Cash used in investing activities totaled $6.8 billion, up $0.3 billion from 1996 primarily as a result of higher additions to property, plant and equipment.

     Cash used in financing activities was $6.7 billion in 1997. Dividend payments on common shares increased from $1.560 per share to $1.625 per share and totaled $4.0 billion, a payout of 48 percent. Total consolidated debt increased by $0.2 billion to $10.0 billion.

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

     In 1998 and 1997, the corporation strengthened its financial position and flexibility to meet future financial needs. Although the corporation issues long-term debt from time to time and maintains a revolving commercial paper program, internally generated funds cover the majority of its financial requirements.

     As discussed in note 13 to the consolidated financial statements, the corporation's financial derivative activities are limited to simple risk management strategies. The corporation does not trade in financial derivatives nor does it use financial derivatives with leveraged features. The corporation maintains a system of controls that includes a policy covering the authorization, reporting and monitoring of derivative activity. The corporation's derivative activities pose no material credit or market risks to Exxon's operations, financial condition or liquidity.

     As discussed in note 18 to the consolidated financial statements, a number of lawsuits, including class actions, were brought in various courts against Exxon Corporation and certain of its subsidiaries relating to the accidental release of crude oil from the tanker Exxon Valdez in 1989. Essentially all of these lawsuits have now been resolved or are subject to appeal.

     On September 24, 1996, the United States District Court for the District of Alaska entered a judgment in the amount of $5.058 billion in the Exxon Valdez civil trial that began in May 1994. The District Court awarded approximately $19.6 million in compensatory damages to fisher plaintiffs, $38 million in prejudgment interest on the compensatory damages and $5 billion in punitive damages to a class composed of all persons and entities who asserted claims for punitive damages from the corporation as a result of the Exxon Valdez grounding. The District Court also ordered that these awards shall bear interest from and after entry of the judgment. The District Court stayed execution on the judgment pending appeal based on a $6.75 billion letter of credit posted by the corporation. Exxon has appealed the judgment. Exxon has also appealed the District Court's denial of its renewed motion for a new trial. The corporation continues to believe that the punitive damages in this case are unwarranted and that the judgment should be set aside or substantially reduced by the appellate courts. The ultimate cost to the corporation from the lawsuits arising from the Valdez grounding is not possible to predict and may not be resolved for a number of years.

     The U.S. Tax Court has decided the issue with respect to the pricing of crude oil purchased from Saudi Arabia for the years 1979-1981 in favor of the corporation. This decision is subject to appeal. Certain other issues for the years 1979-1988 remain pending before the Tax Court. Ultimate resolution of these issues and several other tax and legal issues, notably final resolution of the gas lifting imbalance in the Common Area (along the German/Dutch border), is not expected to

                                                                              F8
have a material adverse effect upon the corporation's operations, financial condition or liquidity.

     There are no events or uncertainties known to management beyond those already included in reported financial information that would indicate a material change in future operating results or future financial condition.

CAPITAL AND EXPLORATION EXPENDITURES

Capital and exploration expenditures in 1998 were $10 billion, up from $8.8 billion in 1997, reflecting the corporation's active investment program.

     Exploration and production spending was up 13 percent to $6.0 billion in 1998, from $5.3 billion in 1997, primarily reflecting increased spending for development projects in the Gulf of Mexico and North Sea. Capital investments in refining and marketing totaled $2.0 billion in 1998, the same level as in 1997. Chemicals capital expenditures were $1.7 billion in 1998, up from $1.0 billion in 1997, with the increase due to higher plant capacity investments in the Asia-Pacific area.

     Capital and exploration expenditures in the U.S. totaled $2.8 billion in 1998, an increase of 10 percent from 1997, primarily in exploration and production. Spending outside the U.S. of $7.2 billion in 1998 compared to $6.2 billion in 1997, reflecting higher expenditures in both exploration and production and chemicals.

     Firm commitments related to capital projects totaled approximately $6.0 billion at the end of 1998, compared with $5.6 billion at year-end 1997. The largest single commitment was $2.0 billion associated with the development of natural gas resources in Malaysia. The corporation expects to fund the majority of these commitments through internally generated funds.

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

     The corporation initiated assessments in prior years to identify the work efforts required to assure that systems supporting the business successfully operate beyond the turn of the century. The scope of this work effort encompasses business information systems, infrastructure, and technical and field systems, including systems utilizing embedded technology, such as microcontrollers. The program places particular emphasis on mission critical systems, defined as those which could have a significant safety, environmental or financial impact, should Year 2000 issues arise.

     Plans for achieving Year 2000 compliance were finalized during 1997, and implementation work was underway at year-end 1997. The initial phases of this work, an inventory and assessment of potential problem areas, have been essentially completed. Modification and testing phases continue, with approximately 90 percent of required system modifications to mission critical systems completed by year-end 1998. Some work is continuing into 1999, including final testing of some systems and scheduled implementation of new systems with Year 2000 impacts. Attention has also been focused on compliance attainment efforts of vendors and others, including key system interfaces with customers and suppliers. Most key suppliers and business partners have been contacted for clarification of their Year 2000 plans and approximately three-fourths have confirmed that compliance plans are in place. Follow-up discussions are being held with key suppliers when necessary to gain satisfaction on their state of readiness. These reviews will continue through 1999. Testing of critical third party products and services is underway, including such areas as process control systems, credit card processing, banking transactions and telecommunications.

     Notwithstanding the substantive work efforts described above, the corporation could potentially experience disruptions to some mission critical operations or deliveries to customers as a result of Year 2000 issues, particularly in the first few weeks of the year 2000. Such disruptions could include impacts from potentially non-compliant systems utilized by suppliers, customers, government entities or others. Given the diverse nature of Exxon's operations, the varying state of readiness of different countries and suppliers, and the interdependence of Year 2000 impacts, the potential financial impact or liability associated with such disruptions cannot be reasonably estimated.

     Exxon operating sites around the world, including those in developing countries, are working with key suppliers in their respective countries to address Year 2000 issues. In addition, Year 2000 Business Contingency Guidelines are being used by all operating organizations and affiliates, and include specific reference to areas such as transportation, telecommunications and utility services. Existing site contingency plans are being updated in order to attempt to mitigate the extent of potential disruption to business operations. This work is targeted to be essentially complete by mid-1999.

     Through December 31, 1998, about $170 million of costs had been incurred in the corporation's efforts to achieve Year 2000 compliant systems. The total cost to the corporation of achieving Year 2000 compliant systems is currently estimated to be $225 to $250 million, primarily over the 1997-1999 timeframe, and is not expected to be a material incremental cost impacting Exxon's operations, financial condition or liquidity.

                                                                              F9

REPORT OF INDEPENDENT ACCOUNTANTS


PricewaterhouseCoopers LLP
                                                               Dallas, Texas
                                                               February 24, 1999

To the Shareholders of Exxon Corporation

In our opinion, the consolidated financial statements appearing on pages F11 through F25 present fairly, in all material respects, the financial position of Exxon Corporation and its subsidiary companies at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in note 2 to the consolidated financial statements, the corporation changed its method of accounting for the cost of start-up activities in 1998.


                                                  /s/ PricewaterhouseCoopers LLP

F10


CONSOLIDATED STATEMENT OF INCOME
                                                                                           1998              1997             1996
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                    (millions of dollars)
Revenue
   Sales and other operating revenue, including excise taxes                            $ 115,417         $ 135,142        $ 131,543
   Earnings from equity interests and other revenue                                         2,355             2,100            2,706
                                                                                        --------------------------------------------
      Total revenue                                                                     $ 117,772         $ 137,242        $ 134,249
                                                                                        --------------------------------------------
Costs and other deductions
   Crude oil and product purchases                                                      $  45,020         $  57,971        $  56,406
   Operating expenses                                                                      11,540            13,045           13,255
   Selling, general and administrative expenses                                             8,372             8,406            7,961
   Depreciation and depletion                                                               5,340             5,474            5,329
   Exploration expenses, including dry holes                                                  863               753              763
   Interest expense                                                                           100               415              464
   Excise taxes                                                                            14,720            14,863           14,815
   Other taxes and duties                                                                  22,576            23,111           22,956
   Income applicable to minority and preferred interests                                      185               406              384
                                                                                        --------------------------------------------
      Total costs and other deductions                                                  $ 108,716         $ 124,444        $ 122,333
                                                                                        --------------------------------------------
Income before income taxes                                                              $   9,056         $  12,798        $  11,916
   Income taxes                                                                             2,616             4,338            4,406
                                                                                        --------------------------------------------
Income before cumulative effect of accounting change                                    $   6,440         $   8,460        $   7,510
   Cumulative effect of accounting change                                                     (70)               --               --
                                                                                        --------------------------------------------
Net income                                                                              $   6,370         $   8,460        $   7,510
                                                                                        --------------------------------------------
Net income per common share (dollars)
   Before cumulative effect of accounting change                                        $    2.64         $    3.41        $    3.01
   Cumulative effect of accounting change                                                   (0.03)               --               --
                                                                                        --------------------------------------------
   Net income                                                                           $    2.61         $    3.41        $    3.01
                                                                                        --------------------------------------------
Net income per common share - assuming dilution (dollars)
   Before cumulative effect of accounting change                                        $    2.61         $    3.37        $    2.99
   Cumulative effect of accounting change                                                   (0.03)               --               --
                                                                                        --------------------------------------------
   Net income                                                                           $    2.58         $    3.37        $    2.99
                                                                                        --------------------------------------------

The information on pages F15 through F25 is an integral part of these statements.

                                                                             F11

CONSOLIDATED BALANCE SHEET


                                                                                                              Dec. 31       Dec. 31
                                                                                                                1998         1997
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                              (millions of dollars)
Assets
   Current assets
      Cash and cash equivalents                                                                               $  1,441     $  4,047
      Other marketable securities                                                                                   20           15
      Notes and accounts receivable, less estimated doubtful amounts                                             9,512       10,702
      Inventories
         Crude oil, products and merchandise                                                                     4,896        4,725
         Materials and supplies                                                                                    709          762
      Prepaid taxes and expenses                                                                                 1,015          941
                                                                                                              ---------------------
            Total current assets                                                                              $ 17,593     $ 21,192
   Investments and advances                                                                                      6,434        5,205
   Property, plant and equipment, at cost, less accumulated depreciation and depletion                          65,199       66,414
   Other assets, including intangibles, net                                                                      3,404        3,253
                                                                                                              ---------------------
            Total assets                                                                                      $ 92,630     $ 96,064
                                                                                                              =====================

Liabilities
   Current liabilities
      Notes and loans payable                                                                                 $  4,248     $  2,902
      Accounts payable and accrued liabilities                                                                  13,825       14,683
      Income taxes payable                                                                                       1,339        2,069
                                                                                                              ---------------------
            Total current liabilities                                                                         $ 19,412     $ 19,654
   Long-term debt                                                                                                4,530        7,050
   Annuity reserves and accrued liabilities                                                                      9,514        9,302
   Deferred income tax liabilities                                                                              13,142       13,452
   Deferred credits                                                                                                475          575
   Equity of minority and preferred shareholders in affiliated companies                                         1,807        2,371
                                                                                                              ---------------------
            Total liabilities                                                                                 $ 48,880     $ 52,404
                                                                                                              =====================
Shareholders' Equity
   Preferred stock without par value (authorized 200 million shares)                                          $    105     $    190
   Guaranteed LESOP obligation                                                                                    (125)        (225)
   Common stock without par value (3,000 million shares authorized, 2,984 million shares issued)                 2,323        2,323
   Earnings reinvested                                                                                          54,575       52,214
   Accumulated other nonowner changes in equity
      Cumulative foreign exchange translation adjustment                                                          (641)      (1,119)
      Minimum pension liability adjustment                                                                        (282)          --
   Common stock held in treasury (556 million shares in 1998 and 527 million shares in 1997)                   (12,205)      (9,723)
                                                                                                              ---------------------
            Total shareholders' equity                                                                        $ 43,750     $ 43,660
                                                                                                              ---------------------
            Total liabilities and shareholders' equity                                                        $ 92,630     $ 96,064
                                                                                                              =====================

The information on pages F15 through F25 is an integral part of these statements.

F12

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                1998                      1997                        1996
                                                     -------------------------------------------------------------------------------

                                                                    Nonowner                  Nonowner                    Nonowner
                                                     Shareholders' Changes in  Shareholders' Changes in    Shareholders' Changes in
                                                        Equity       Equity       Equity       Equity         Equity       Equity
                                                     -------------------------------------------------------------------------------

                                                                                  (millions of dollars)
Preferred stock outstanding at end of year             $    105                  $    190                    $    303
Guaranteed LESOP obligation                                (125)                     (225)                       (345)
Common stock issued at end of year (see note 11)          2,323                     2,323                       2,822
Earnings reinvested
   At beginning of year                                $ 52,214                  $ 57,156                    $ 53,539
    Net income for year                                   6,370     $  6,370        8,460     $  8,460          7,510     $  7,510
    Dividends - common and preferred shares              (4,009)                   (4,032)                     (3,893)
    Cancellation of common stock held in treasury            --                    (9,370)                         --
                                                       --------                  --------                    --------
   At end of year                                      $ 54,575                  $ 52,214                    $ 57,156
                                                       --------                  --------                    --------
Accumulated other nonowner changes in equity
   At beginning of year                                $ (1,119)                 $  1,126                    $  1,339
    Foreign exchange translation adjustment                 478          478       (2,245)      (2,245)          (213)        (213)
    Minimum pension liability adjustment                   (282)        (282)          --           --             --           --
                                                       --------                  --------                    --------
   At end of year                                      $   (923)                 $ (1,119)                   $  1,126
                                                       --------     --------     --------     --------       --------     --------
    Total                                                           $  6,566                  $  6,215                    $  7,297
                                                                    ========                  ========                    ========
Common stock held in treasury
   At beginning of year                                $ (9,723)                 $(17,520)                   $(17,217)
    Acquisitions, at cost                                (3,055)                   (2,586)                       (801)
    Dispositions                                            573                       514                         498
    Cancellation, returned to unissued                       --                     9,869                          --
                                                       --------                  --------                    --------
   At end of year                                      $(12,205)                 $ (9,723)                   $(17,520)
                                                       --------                  --------                    --------
Shareholders' equity at end of year                    $ 43,750                  $ 43,660                    $ 43,542
                                                       ========                  ========                    ========

                                                                                Share Activity
                                                       ----------------------------------------------------------------
                                                          1998                       1997                        1996
                                                       ----------------------------------------------------------------
                                                                             (millions of shares)

Preferred stock outstanding at end of year                    2                         3                            5
Common stock
  Issued at end of year (see note 11)                     2,984                     2,984                        3,626
  Held in treasury
   At beginning of year                                    (527)                   (1,142)                      (1,142)
    Acquisitions                                            (45)                      (43)                         (18)
    Dispositions                                             16                        16                           18
    Cancellation, returned to unissued                       --                       642                           --
                                                          -----                    ------                       ------
   At end of year                                          (556)                     (527)                      (1,142)
                                                          -----                    ------                       ------
Common shares outstanding at end of year                  2,428                     2,457                        2,484
                                                          =====                    ======                       ======

The information on pages F15 through F25 is an integral part of these statements.

                                                                             F13

CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                      1998             1997             1996
-------------------------------------------------------------------------------------------------------------------------------
                                                                                               (millions of dollars)
Cash flows from operating activities
  Net income
    Accruing to Exxon shareholders                                                  $  6,370         $  8,460         $  7,510
    Accruing to minority and preferred interests                                         185              406              384
  Adjustments for non-cash transactions
    Depreciation and depletion                                                         5,340            5,474            5,329
    Deferred income tax charges                                                          408              346              835
    Annuity and accrued liability provisions                                            (296)             385              514
  Dividends received greater than/(less than) equity in current earnings of
     equity companies                                                                    103              141               11
  Changes in operational working capital, excluding cash and debt
     Reduction/(increase) - Notes and accounts receivable                              1,321              120           (1,702)
                          - Inventories                                                    6             (253)             246
                          - Prepaid taxes and expenses                                   (89)              (5)             (81)
     Increase/(reduction) - Accounts and other payables                               (2,060)            (833)             495
  All other items - net                                                                 (232)             435             (379)
                                                                                    ------------------------------------------
           Net cash provided by operating activities                                $ 11,056         $ 14,676         $ 13,162
                                                                                    ------------------------------------------
Cash flows from investing activities
  Additions to property, plant and equipment                                        $ (8,359)        $ (7,393)        $ (7,209)
  Sales of subsidiaries and property, plant and equipment                                556            1,110              719
  Additional investments and advances                                                   (641)            (820)            (810)
  Sales of investments and collection of advances                                        456              310              522
  Additions to other marketable securities                                               (61)             (37)            (159)
  Sales of other marketable securities                                                    57               39              422
                                                                                    ------------------------------------------
           Net cash used in investing activities                                    $ (7,992)        $ (6,791)        $ (6,515)
                                                                                    ------------------------------------------

Net cash generation before financing activities                                     $  3,064         $  7,885         $  6,647
                                                                                    ------------------------------------------
Cash flows from financing activities
  Additions to long-term debt                                                       $     64         $    589         $    659
  Reductions in long-term debt                                                          (132)            (249)            (806)
  Additions to short-term debt                                                           270              531              261
  Reductions in short-term debt                                                       (1,136)            (991)            (607)
  Additions/(reductions) in debt with less than 90 day maturity                        2,110              128              239
  Cash dividends to Exxon shareholders                                                (4,012)          (4,038)          (3,902)
  Cash dividends to minority interests                                                  (115)            (313)            (291)
  Changes in minority interests and sales/(purchases) of affiliate stock                 (95)            (123)            (338)
  Common stock acquired                                                               (3,055)          (2,586)            (801)
  Common stock sold                                                                      403              340              347
                                                                                    ------------------------------------------
           Net cash used in financing activities                                    $ (5,698)        $ (6,712)        $ (5,239)
                                                                                    ------------------------------------------
Effects of exchange rate changes on cash                                            $     28         $    (77)        $     35
                                                                                    ------------------------------------------
Increase/(decrease) in cash and cash equivalents                                    $ (2,606)        $  1,096         $  1,443
Cash and cash equivalents at beginning of year                                         4,047            2,951            1,508
                                                                                    ------------------------------------------
Cash and cash equivalents at end of year                                            $  1,441         $  4,047         $  2,951
                                                                                    ==========================================

The information on pages F15 through F25 is an integral part of these statements.

F14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

1. Summary of Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of those significant subsidiaries owned directly or indirectly more than 50 percent by the corporation and for which minority shareholders do not possess the right to participate in significant management decisions. Amounts representing the corporation's percentage interest in the underlying net assets of other significant subsidiaries and less than majority owned companies in which a significant equity ownership interest is held, are included in "Investments and advances"; the corporation's share of the net income of these companies is included in the consolidated statement of income caption "Earnings from equity interests and other revenue."

         Investments in all other companies, none of which is significant, are included in "Investments and advances" at cost or less. Dividends from these companies are included in income as received.

Revenue Recognition. Revenues associated with sales of crude oil, natural gas, petroleum and chemical products and all other items are recorded when title passes to the customer.

         Revenues from the production of natural gas properties in which Exxon has an interest with other producers are recognized on the basis of the company's net working interest. Differences between actual production and net working interest volumes are not significant.

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

     Maintenance and repairs are expensed as incurred. Major renewals and improvements are capitalized and the assets replaced are retired.

     The corporation's exploration and production activities are accounted for under the "successful efforts" method. Under this method, costs of productive wells and development dry holes, both tangible and intangible, as well as productive acreage are capitalized and amortized on the unit-of-production method. Costs of that portion of undeveloped acreage likely to be unproductive, based largely on historical experience, are amortized over the period of exploration. Other exploratory expenditures, including geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Exploratory wells that find oil and gas in an area requiring a major capital expenditure before production could begin are evaluated annually to assure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. Exploratory well costs not meeting either of these tests are charged to expense.

     Oil, gas and other properties held and used by the corporation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The corporation estimates the future undiscounted cash flows of the affected properties to judge the recoverability of carrying amounts. In general, analysis are based on proved reserves, except in circumstances where it is probable that additional resources will be developed and contribute to cash flows in the future.

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

                                                                             F15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

Recently Issued Statements Of Financial Accounting Standards. In June 1998, the Financial Accounting Standards Board released Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities Information." This statement, which must be adopted beginning no later than 2000, establishes accounting and reporting standards for derivative instruments. The statement requires that an entity recognize all derivatives as either assets or liabilities in the financial statements and measure those instruments at fair value, and it defines the accounting for changes in the fair value of the derivatives depending on the intended use of the derivative. No decision has been made as to whether the corporation will adopt this standard before 2000. Adoption of this statement is not expected to have a material effect upon the corporation's operations or financial condition.

2. Accounting Change

The American Institute of Certified Public Accountants' Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" was implemented in the fourth quarter of 1998, effective as of January 1, 1998. This statement requires that costs of start-up activities and organizational costs be expensed as incurred. The cumulative effect of this accounting change on years prior to 1998 was a charge of $70 million (net of $70 million income tax effect), or $0.03 per common share, that was reflected in the first quarter of 1998. This new accounting requirement did not have a significant effect on 1998 income before the cumulative effect of the accounting change.

3. Exxon and Mobil Merger Agreement

On December 1, 1998, Exxon Corporation and Mobil Corporation signed an agreement to merge the two companies subject to shareholder approval, regulatory reviews and other conditions. Under the terms of the agreement, each common share of Mobil will be converted into 1.32015 common shares of Exxon. As a result of the merger, Exxon shareholders will own about 70 percent of the combined company and Mobil shareholders will own about 30 percent. Upon completion of the merger, the company's name will be Exxon Mobil Corporation.

     It is intended that the merger will qualify as a tax-free reorganization in the U.S., and that it will be accounted for on a "pooling of interests" basis. In addition, the merger agreement provides for payment of termination fees of $1.5 billion under certain circumstances. Exxon and Mobil also have entered into an option agreement that grants Exxon the option under specified circumstances to purchase up to approximately 14.9 percent of the authorized but unissued common stock of Mobil.

4. Miscellaneous Financial Information

Research and development costs totaled $549 million in 1998, $529 million in 1997 and $520 million in 1996.

     Net income included aggregate foreign exchange transaction gains of $71 million in 1998 and $153 million in 1997 and losses of $37 million in 1996.

     In 1998, 1997 and 1996, net income included gains of $7 million, $35 million and $14 million, respectively, attributable to the combined effects of LIFO inventory accumulations and draw-downs. The aggregate replacement cost of inventories was estimated to exceed their LIFO carrying values by $884 million and $2,673 million at December 31, 1998 and 1997, respectively.

5. Cash Flow Information

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

     Cash payments for interest were: 1998 - $581 million, 1997 - $613 million and 1996 - $669 million. Cash payments for income taxes were: 1998 - $2,718 million, 1997 - $3,943 million and 1996 - $3,420 million.

6. Leased Facilities

At December 31, 1998, the corporation and its consolidated subsidiaries held non-cancelable operating charters and leases covering drilling equipment, tankers, service stations and other properties with minimum lease commitments as indicated in the table.

     Net rental expenditures for 1998, 1997 and 1996 totaled $1,640 million, $1,595 million and $1,284 million, respectively, after being reduced by related rental income of $199 million, $182 million and $133 million, respectively. Minimum rental expenditures totaled $1,748 million in 1998, $1,692 million in 1997 and $1,330 million in 1996.

--------------------------------------------------------------------------------
                              Minimum                           Related
                             commitment                      rental income
--------------------------------------------------------------------------------
                                        (millions of dollars)
1999                           $  864                           $   82
2000                              713                               59
2001                              564                               38
2002                              488                               28
2003                              373                               23
2004 and beyond                 1,448                              117

F16

7. Additional Working Capital Data              Dec. 31        Dec. 31
                                                  1998           1997
--------------------------------------------------------------------------------
Notes and accounts receivable                    (millions of dollars)
  Trade, less reserves of $95 million
     and $80 million                            $ 6,616        $ 7,989
  Other, less reserves of $13 million
     and $21 million                              2,896          2,713
                                                ----------------------
                                                $ 9,512        $10,702
                                                ======================

Notes and loans payable
  Bank loans                                    $ 1,069        $ 1,309
  Commercial paper                                2,489            707
  Long-term debt due within one year                496            770
  Other                                             194            116
                                                ----------------------
                                                $ 4,248        $ 2,902
                                                ======================

Accounts payable and accrued liabilities
   Trade payables                               $ 7,369        $ 8,246
   Obligations to equity companies                  785            730
   Accrued taxes other than income taxes          3,158          3,283
   Other                                          2,513          2,424
                                                ----------------------
                                                $13,825        $14,683
                                                ======================

On December 31, 1998, unused credit lines for short-term financing totaled approximately $6.0 billion. Of this total, $4.0 billion supported commercial paper programs under terms negotiated when drawn. The weighted average interest rate on short-term borrowings outstanding at December 31, 1998 and 1997 was 4.9 percent and 5.8 percent, respectively.

8. Equity Company Information

The summarized financial information on page F18 includes amounts related to certain less than majority owned companies and majority owned subsidiaries where minority shareholders possess the right to participate in significant management decisions (see note 1). These companies are primarily engaged in natural gas production and distribution in the Netherlands and Germany, refining and marketing operations in Japan, power generation in Hong Kong and China and several chemical operations.

     During the fourth quarter of 1998, Exxon de-consolidated the majority owned power companies in Hong Kong and China. These financial statements reflect the de-consolidation of these companies retroactive to January 1, 1998. These affiliates are now accounted for as equity companies, in compliance with the Financial Accounting Standards Board Emerging Issues Task Force ruling on Issue No. 96-16, which requires equity company reporting for a majority owned affiliate when minority shareholders possess the right to participate in significant management decisions. Exxon's 1998 net income was not affected by the de-consolidation. Below is a summary of the effect on Exxon's January 1, 1998 consolidated balance sheet related to the de-consolidation of the power generation companies in Hong Kong and China:

                                                      Increase/(Decrease)
--------------------------------------------------------------------------------
                                                     (millions of dollars)

Net property, plant and equipment                           $(4,156)
Other assets                                                   (174)
Investments and advances                                        757
                                                            --------
         Total assets                                       $(3,573)


Short and long-term debt                                    $(2,475)
Other liabilities                                              (586)
Minority interest                                              (512)
                                                            --------
         Total liabilities                                  $(3,573)


         During the third quarter of 1997, Exxon increased ownership in General Sekiyu K.K. (GSK) from 49.0 percent to 50.1 percent. These financial statements reflect the consolidation of GSK retroactive to January 1, 1997. GSK was previously accounted for as an equity company. GSK's balance sheet as of January 1, 1997, had total assets of $3.9 billion and total liabilities of $3.2 billion, including $0.3 billion of short-term and long-term debt.

                                                                             F17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          1998                 1997                  1996
                                                                  ----------------------------------------------------------------
                                                                               Exxon                Exxon                 Exxon
Equity Company Financial Summary                                    Total      Share      Total     Share      Total      Share
----------------------------------------------------------------------------------------------------------------------------------
                                                                                       (millions of dollars)
Total revenues
   Percent of revenues from companies included in the Exxon
    consolidation was 18% in 1998, 20% in 1997 and 16% in 1996    $ 27,310   $  8,527   $ 29,639   $  8,740   $ 33,719   $ 10,901
                                                                  ----------------------------------------------------------------
Income before income taxes                                        $  3,315   $  1,654   $  3,096   $  1,475   $  3,852   $  1,831
Less: Related income taxes                                            (834)      (422)    (1,103)      (499)    (1,229)      (576)
                                                                  ----------------------------------------------------------------
      Net income                                                  $  2,481   $  1,232   $  1,993   $    976   $  2,623   $  1,255
                                                                  ================================================================
Current assets                                                    $  6,917   $  2,159   $  6,618   $  2,030   $  9,231   $  3,097
Property, plant and equipment, less accumulated depreciation        17,874      7,662     12,619      4,704     15,586      5,987
Other long-term assets                                               2,795      1,047      2,818      1,028      3,695      1,400
                                                                  ----------------------------------------------------------------
      Total assets                                                $ 27,586   $ 10,868   $ 22,055   $  7,762   $ 28,512   $ 10,484
                                                                  ----------------------------------------------------------------
Short-term debt                                                   $  1,710   $    570   $  1,256   $    363   $  1,661   $    541
Other current liabilities                                            5,790      1,866      5,481      1,760      8,736      3,111
Long-term debt                                                       4,138      1,801      2,163        580      2,857        918
Other long-term liabilities                                          4,396      1,897      3,556      1,497      4,319      1,820
Advances from shareholders                                           3,734      1,976      2,139      1,105      1,006        469
                                                                  ----------------------------------------------------------------
      Net assets                                                  $  7,818   $  2,758   $  7,460   $  2,457   $  9,933   $  3,625
                                                                  ================================================================

9. Investments and Advances                                                                  Dec. 31             Dec. 31
                                                                                               1998                1997
--------------------------------------------------------------------------------------------------------------------------
                                                                                                (millions of dollars)
Companies carried at equity in underlying assets
  Investments                                                                                 $2,758              $2,457
  Advances                                                                                     1,976               1,105
                                                                                              --------------------------
                                                                                              $4,734              $3,562
Companies carried at cost or less                                                                184                 193
                                                                                              --------------------------
                                                                                              $4,918              $3,755
Long-term receivables and miscellaneous investments at cost or less                            1,516               1,450
                                                                                              --------------------------
      Total                                                                                   $6,434              $5,205
                                                                                              ==========================

10. Investment in Property, Plant and Equipment             Dec. 31, 1998                          Dec. 31, 1997
                                                    --------------------------------------------------------------------
                                                      Cost                 Net                Cost                 Net
------------------------------------------------------------------------------------------------------------------------
                                                                            (millions of dollars)
Petroleum and natural gas
  Exploration and production                        $ 71,415            $ 32,481            $ 69,106            $ 31,715
  Refining and marketing                              34,869              19,386              32,663              18,269
                                                    --------------------------------------------------------------------
      Total petroleum and natural gas               $106,284            $ 51,867            $101,769            $ 49,984
Chemicals                                             12,340               7,019              11,336               6,144
Other                                                  9,624               6,313              14,673              10,286
                                                    --------------------------------------------------------------------
      Total                                         $128,248            $ 65,199            $127,778            $ 66,414
                                                    ====================================================================

Accumulated depreciation and depletion totaled $63,049 million at the end of 1998 and $61,364 million at the end of 1997. Interest capitalized in 1998, 1997 and 1996 was $471 million, $494 million and $520 million, respectively.

F18

11. Capital

On March 14, 1997, authorized common stock was increased from two billion shares without par value to three billion shares without par value and the issued shares were split on a two-for-one basis. Prior to the common share split, 321 million shares (pre-split basis) of common stock held by the corporation as treasury shares were cancelled and returned to the status of authorized but unissued shares. Accordingly, the restated number of common stock shares issued (on a post-split basis) at December 31, 1996 is not meaningful. All common stock data and per share amounts presented in this report have been adjusted for the stock split.

         In 1989, the corporation sold 16.3 million shares of a new issue of convertible Class A Preferred Stock to its leveraged employee stock ownership plan (LESOP) trust for $61.50 per share. The proceeds of the issuance were used by the corporation for general corporate purposes. The corporation recorded a "Guaranteed LESOP Obligation" of $1,000 million as debt and as a reduction in shareholders' equity, representing company-guaranteed borrowings by the LESOP trust to purchase the preferred stock. As the debt is repaid, the Guaranteed LESOP Obligation will be extinguished. After adjusting for the 1997 common stock split, if the common share price exceeds $30.75, one share of preferred stock is convertible into two shares of common stock. If the price is $30.75 or less, one share of preferred is convertible into common shares having a value of $61.50. Dividends are cumulative and payable in an amount per share equal to $4.680 per annum. Dividends paid per preferred share were $4.680 in 1998, 1997 and 1996. Preferred dividends of $10 million, $17 million and $27 million were paid during 1998, 1997 and 1996, respectively.

         After adjusting for the 1997 common stock split, dividends paid per common share were $1.640 in 1998, $1.625 in 1997 and $1.560 in 1996.

         The table below summarizes the earnings per share calculations.

                                                                                       1998             1997             1996
                                                                                     ------------------------------------------
Net income per common share
---------------------------
Income before cumulative effect of accounting change (millions of dollars)           $ 6,440          $ 8,460          $ 7,510
   Less: Preferred stock dividends                                                       (10)             (17)             (27)
                                                                                     ------------------------------------------
Income available to common shares                                                    $ 6,430          $ 8,443          $ 7,483
                                                                                     ==========================================

Weighted average number of common shares outstanding (millions of shares)              2,440            2,473            2,484

Net income per common share
   Before cumulative effect of accounting change                                     $  2.64          $  3.41          $  3.01
   Cumulative effect of accounting change                                              (0.03)              --               --
                                                                                     ------------------------------------------
   Net income                                                                        $  2.61          $  3.41          $  3.01
                                                                                     ==========================================
Net income per common share - assuming dilution
-----------------------------------------------
Income before cumulative effect of accounting change (millions of dollars)           $ 6,440          $ 8,460          $ 7,510

Weighted average number of common shares outstanding (millions of shares)              2,440            2,473            2,484
   Plus: Issued on assumed exercise of stock options                                      25               26               18
   Plus: Assumed conversion of preferred stock                                             3                6               10
                                                                                     ------------------------------------------
Weighted average number of common shares outstanding                                   2,468            2,505            2,512
                                                                                     ==========================================
Net income per common share
   Before cumulative effect of accounting change                                     $  2.61          $  3.37          $  2.99
   Cumulative effect of accounting change                                              (0.03)              --               --
                                                                                     ------------------------------------------
   Net income                                                                        $  2.58          $  3.37          $  2.99
                                                                                     ==========================================
------------------------------------------------------------------------------------------------------------------------------

12. Leveraged Employee Stock Ownership Plan (LESOP)

In 1989, the corporation's employee stock ownership plan trust borrowed $1,000 million under the terms of notes guaranteed by the corporation maturing between 1990 and 1999. The principal due on the notes increases from $75 million in 1990 to $125 million in 1999. As further described in note 11, the LESOP trust used the proceeds of the borrowing to purchase shares of convertible Class A Preferred Stock.

         Employees eligible to participate in the corporation's thrift plan may elect to participate in the LESOP. Corporation contributions to the plan, plus dividends, are used to make principal and interest payments on the notes. As contributions and dividends are credited, shares of preferred stock are proportionately converted into common stock, with no cash flow impact to the corporation, and allocated to participants' accounts. In 1998, 1997 and 1996,
1.4 million, 1.8 million and 2.5 million shares of preferred stock totaling $85 million, $113 million and $151 million, respectively, were converted to common stock. Preferred dividends of $10 million, $17 million and $27 million were paid during 1998, 1997 and 1996, respectively, and covered interest payments on the notes. The 1998, 1997 and 1996 principal payments were made from employer contributions, dividends reinvested within the LESOP trust and proceeds from the sale of common stock received upon conversion of preferred shares.

         Accounting for the plan follows the principles which were in effect in 1989 when the plan was established. The amount of plan related compensation expense recorded by the corporation during the periods was immaterial. The LESOP trust held 1.7 million and 3.1 million shares of preferred stock and 39.2 million and 40.0 million shares of common stock at the end of 1998 and 1997, respectively.

                                                                             F19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


13. Interest Rate Swap, Currency Exchange and Commodity Contracts

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

         Interest rate swap agreements are used to adjust the ratio of fixed and floating rates in the corporation's debt portfolio. Interest rate swap agreements had an aggregate notional principal amount of $126 million and $100 million at year-end 1998 and 1997, respectively, nearly all maturing in 1999. Currency exchange contracts are used to reduce the risk of adverse foreign currency movements related to certain foreign currency debt obligations. Currency exchange contracts, maturing no later than 2005, totaled $783 million at year-end 1998 and $1,140 million at year-end 1997. These amounts included contracts in which affiliates held positions which were effectively offsetting totaling $548 million in 1998 and $544 million in 1997. Excluding these, the remaining currency exchange contracts totaled $235 million and $596 million at year-end 1998 and 1997, respectively.

         The corporation makes very limited use of commodity swap and futures contracts of short duration to mitigate the risk of unfavorable price movements on certain crude, natural gas and petroleum product purchases and sales. The aggregate notional amount for these contracts at year-end 1998 and 1997 was not material.

14. Fair Value of Financial Instruments

The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. Long-term debt is the only category of financial instruments whose fair value differs materially from the recorded book value. The estimated fair value of total long-term debt, including capitalized lease obligations, at December 31, 1998 and 1997 was $5.4 billion and $7.9 billion, respectively, as compared to recorded book values of $4.5 billion and $7.1 billion.

15. Long-Term Debt

At December 31, 1998, long-term debt consisted of $4,278 million due in U.S. dollars and $252 million representing the U.S. dollar equivalent at year-end exchange rates of amounts payable in foreign currencies. These amounts exclude that portion of long-term debt, totaling $496 million, which matures within one year and is included in current liabilities. The amounts of long-term debt maturing, together with sinking fund payments required, in each of the four years after December 31, 1999, in millions of dollars, are: 2000 - $207, 2001
- $497, 2002 - $75 and 2003 - $35. Certain of the borrowings described may from time to time be assigned to other Exxon affiliates. At December 31, 1998, the corporation's unused long-term credit lines were not material.

     The total outstanding balance of defeased debt at year-end 1998 was $718 million.

     Summarized long-term borrowings at year-end 1998 and 1997 were as follows:

                                                     1998           1997
--------------------------------------------------------------------------------
                                                    (millions of dollars)

Exxon Corporation
7.45% Guaranteed notes due 2001(1)                 $  246        $  246
Guaranteed zero coupon notes due 2004(1)
  - Face value ($1,146) net of
     unamortized discount                             601           538

Exxon Capital Corporation
6.0% Guaranteed notes due 2005                        246           246
6.125% Guaranteed notes due 2008                      250           250

SeaRiver Maritime Financial Holdings, Inc.
Guaranteed debt securities due 2000-2011(2)           129           143
Guaranteed deferred interest
  debentures due 2012
  - Face value ($771) net of
     unamortized discount                             653           586

Exxon Energy Limited(3)
8.3% Hong Kong dollar loan due 2000-2008               --           144
7.16% Export credit loans due 2000-2012                --           856
Floating rate term loan due 2000-2006                  --           591
6.87% notes due 2003                                   --           173
Other obligations                                      --           362

Imperial Oil Limited
9.875% Canadian dollar notes due 1999                  --           171
8.3% notes due 2001                                   200           200
Variable rate notes due 2004(4)                       600           600
8.75% notes due 2019                                  220           219

Industrial revenue bonds due 2012-2033(5)             960           951
Guaranteed LESOP notes due 1999                        --           125
Other U.S. dollar obligations                         173           352
Other foreign currency obligations                    195           225
Capitalized lease obligations(6)                       57            72
                                                   --------------------
         Total long-term debt                      $4,530        $7,050
                                                   ====================

1.   Notes transferred from Exxon Capital Corporation to Exxon Corporation in
     1998.

2.   Average effective interest rate of 5.5% in 1998 and 5.5% in 1997.

3. Reflects de-consolidation of majority owned power companies in Hong Kong and China (see note 8).

4.   Average effective interest rate of 5.5% in 1998 and 5.5% in 1997.

5.   Average effective interest rate of 4.1% in 1998 and 4.5% in 1997.

6.   Average imputed interest rate of 7.1% in 1998 and 7.4% in 1997.

F20

16. Incentive Program

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

         Shares available for granting were 27,337 thousand at the beginning of 1998 and 34,900 thousand at the end of 1998. At December 31, 1998 and 1997, respectively, 777 thousand and 613 thousand shares of restricted common stock were outstanding.

         Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," was implemented in January 1996. As permitted by the Standard, Exxon retained its prior method of accounting for stock compensation. If the provisions of Statement No. 123 had been adopted, net income and earnings per share (on both a basic and diluted basis) would have been reduced by $101 million, or $0.04 per share in 1998; $76 million, or $0.03 per share in 1997 and $53 million, or $0.02 per share in 1996. The average fair value of each option granted during 1998, 1997 and 1996 was $12.80, $11.36 and $7.43, respectively. The fair value was estimated at the grant date using an option-pricing model with the following weighted average assumptions for 1998, 1997 and 1996, respectively: risk-free interest rates of 4.8 percent, 5.8 percent and 6.1 percent; expected life of 6 years for all years; volatility of 13 percent, 12 percent and 12 percent and a dividend yield of 2.3 percent, 2.7 percent and 3.4 percent.

         Changes that occurred in options outstanding in 1998, 1997 and 1996 are summarized below (shares in thousands):

                                                  1998                          1997                         1996
                                        ---------------------------------------------------------------------------------------
                                                      Avg. Exercise                 Avg. Exercise                 Avg. Exercise
                                         Shares           Price        Shares            Price       Shares           Price
                                        ---------------------------------------------------------------------------------------
Outstanding at beginning of year         72,440            $38.48      73,897            $33.20      75,510            $29.70
Granted                                  10,785             72.38      11,019             61.41      11,968             47.06
Exercised                               (13,024)            29.74     (12,153)            26.95     (13,295)            25.69
Expired/Canceled                           (302)            58.61        (323)            46.61        (286)            37.63
                                        -------                       -------                       -------
Outstanding at end of year               69,899             45.25      72,440             38.48      73,897             33.20

Exercisable at end of year               58,425             40.12      61,179             34.32      61,939             30.53

The following table summarizes information about stock options outstanding at December 31, 1998 (shares in thousands):


                           Options Outstanding                                Options Exercisable
-------------------------------------------------------------------         -------------------------
Exercise Price                    Avg. Remaining      Avg. Exercise                     Avg. Exercise
    Range           Shares       Contractual Life         Price             Shares          Price
-------------------------------------------------------------------         -------------------------
$23.63-31.78        27,559          4.3 years                $29.71         27,559           $29.71
 39.47-47.06        20,834          7.4                       43.47         20,597            43.42
 61.41-72.38        21,506          9.4                       66.90         10,269            61.41
                    ------                                                  ------
Total               69,899          6.8                       45.25         58,425            40.12



17. Annuity Benefits and Other Postretirement Benefits

                                                                Annuity Benefits
----------------------------------------------------------------------------------------------------       Other Postretirement
                                                      U.S.                        Non-U.S.                      Benefits
                                           --------------------------    ---------------------------   --------------------------
                                            1998      1997      1996      1998      1997      1996      1998      1997      1996
                                           --------------------------------------------------------------------------------------
Components of net benefit cost                                             (millions of dollars)
  Service cost                             $ 148     $ 137     $ 147     $ 182     $ 176     $ 162     $  26     $  28     $  28
  Interest cost                              361       364       361       482       515       523       135       136       130
  Expected return on plan assets            (358)     (351)     (351)     (467)     (445)     (412)      (41)      (35)      (36)
  Amortization of actuarial loss/(gain)
   and prior service cost                    (11)      (23)       13        83        82        40        13        10        15
  Net pension enhancement and
   curtailment/settlement expense              1        (6)        6        (1)      (11)       17        --        --        --
                                           --------------------------------------------------------------------------------------
Net benefit cost                           $ 141     $ 121     $ 176     $ 279     $ 317     $ 330     $ 133     $ 139     $ 137
                                           ======================================================================================

Costs for defined contribution plans were $54 million, $58 million and $100 million in 1998, 1997 and 1996, respectively.

                                                                             F21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                               Annuity Benefits
                                                                  ------------------------------------------   Other Postretirement
                                                                          U.S.                 Non-U.S.              Benefits
                                                                  -------------------    -------------------   --------------------
                                                                     1998       1997        1998       1997       1998       1997
                                                                  -----------------------------------------------------------------
Change in benefit obligation                                                            (millions of dollars)
         Benefit obligation at January 1                          $ 5,396    $ 5,077     $ 7,853    $ 7,470    $ 2,052    $ 1,879
         Service cost                                                 148        137         182        176         26         28
         Interest cost                                                361        364         482        515        135        136
         Actuarial loss/(gain)                                        204        291         871        466          2        144
         Benefits paid                                               (528)      (493)       (502)      (557)      (152)      (135)
         Foreign exchange rate changes                                 --         --         131       (642)       (18)       (11)
         Other                                                         30         20         107        425         12         11
                                                                  -----------------------------------------------------------------
Benefit obligation at December 31                                 $ 5,611    $ 5,396     $ 9,124    $ 7,853    $ 2,057    $ 2,052
                                                                  =================================================================
Change in plan assets
         Fair value at January 1                                  $ 4,016    $ 3,815     $ 5,367    $ 5,025    $   447    $   422
         Actual return on plan assets                                 651        646         682        769        117         88
         Foreign exchange rate changes                                 --         --          (4)      (363)        --         --
         Payments directly to participants                             75         62         141        184        110         97
         Company contribution                                          --         --         193        152         34         32
         Benefits paid                                               (528)      (493)       (502)      (557)      (152)      (135)
         Other                                                         --        (14)          7        157        (44)       (57)
                                                                  -----------------------------------------------------------------
Fair value at December 31                                         $ 4,214    $ 4,016     $ 5,884    $ 5,367    $   512    $   447
                                                                  =================================================================
Assets in excess of/(less than) benefit obligation
         Balance at December 31                                   $(1,397)   $(1,380)    $(3,240)   $(2,486)   $(1,545)   $(1,605)
         Unrecognized net transition liability/(asset)                (87)      (136)         22         26         --         --
         Unrecognized net actuarial loss/(gain)                       (19)        66       1,076        361        135        219
         Unrecognized prior service cost                               71         84         325        145         18         20
         Intangible asset                                             (14)        --         (49)        --         --         --
         Equity of minority shareholders                               --         --         (55)        --         --         --
         Minimum pension liability adjustment                         (68)        --        (495)        --         --         --
                                                                  -----------------------------------------------------------------
Prepaid/(accrued) benefit cost                                    $(1,514)   $(1,366)    $(2,416)   $(1,954)   $(1,392)   $(1,366)
                                                                  =================================================================
Annuity assets and reserves in excess of accumulated benefit
           obligation                                             $   889    $   689     $   347    $   495
Assumptions as of December 31 (percent)
                                                                  -----------------------------------------------------------------
         Discount rate                                               6.75       7.00      2.7-8.3    4.0-8.5      6.75       7.00
         Long-term rate of compensation increase                     3.50       3.50      2.3-6.5    2.5-8.5      3.50       3.50
         Long-term rate of return on funded assets                   9.50       9.75     5.0-10.0   5.0-10.0      9.50       9.75
-----------------------------------------------------------------------------------------------------------------------------------

The data shown above is reported as required by current accounting standards which specify use of a discount rate at which postretirement liabilities could be effectively settled. The discount rate stipulated for use in calculating year-end postretirement liabilities is based on the year-end rate of interest on high quality bonds. For determining the funding requirements of U.S. annuity plans in accordance with applicable federal government regulations, Exxon uses the expected long-term rate of return of the annuity fund's actual portfolio as the discount rate. This rate has historically been higher than bonds as the majority of pension assets are invested in equities. In fact, the actual rate earned over the past decade has been 13 percent. On this basis, all funded U.S. plans meet the full funding requirements of the Department of Labor and the Internal Revenue Service as detailed in the table below. Certain smaller U.S. plans and a number of non-U.S. plans are not funded because of local tax conventions and regulatory practices which do not encourage funding of these plans. Book reserves have been established for these plans to provide for future benefit payments.


Status of U.S. annuity plans subject to federal government funding requirements        1998            1997
-------------------------------------------------------------------------------------------------------------
                                                                                       (millions of dollars)
Funded assets at market value less total projected benefit obligation                $(1,397)        $(1,380)
Differences between accounting and funding basis:
  Certain smaller plans unfunded due to lack of tax and regulatory incentives            553             512
  Use of long-term rate of return on fund assets as the discount rate                  1,229           1,062
  Use of government required assumptions and other actuarial adjustments                 118             127
                                                                                     -----------------------
Funded assets in excess of obligations under government regulations                  $   503         $   321


F22

18. Litigation and Other Contingencies

A number of lawsuits, including class actions, were brought in various courts against Exxon Corporation and certain of its subsidiaries relating to the accidental release of crude oil from the tanker Exxon Valdez in 1989. Essentially all of these lawsuits have now been resolved or are subject to appeal.

         On September 24, 1996, the United States District Court for the District of Alaska entered a judgment in the amount of $5.058 billion in the Exxon Valdez civil trial that began in May 1994. The District Court awarded approximately $19.6 million in compensatory damages to fisher plaintiffs, $38 million in prejudgment interest on the compensatory damages and $5 billion in punitive damages to a class composed of all persons and entities who asserted claims for punitive damages from the corporation as a result of the Exxon Valdez grounding. The District Court also ordered that these awards shall bear interest from and after entry of the judgment. The District Court stayed execution on the judgment pending appeal based on a $6.75 billion letter of credit posted by the corporation. Exxon has appealed the judgment. Exxon has also appealed the District Court's denial of its renewed motion for a new trial. The corporation continues to believe that the punitive damages in this case are unwarranted and that the judgment should be set aside or substantially reduced by the appellate courts.

         On January 29, 1997, a settlement agreement was concluded resolving all remaining matters between Exxon and various insurers arising from the Valdez accident. Under terms of this settlement, Exxon received $480 million. Final income statement recognition of this settlement continues to be deferred in view of uncertainty regarding the ultimate cost to the corporation of the Valdez accident.

         The ultimate cost to the corporation from the lawsuits arising from the Exxon Valdez grounding is not possible to predict and may not be resolved for a number of years.

         In each of the years 1998, 1997 and 1996, $70 million in payments were made under the October 8, 1991 civil agreement and consent decree with the U.S. and Alaska governments. These payments were charged against the provision that was previously established to cover the costs of the settlement.

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

         The corporation and certain of its consolidated subsidiaries were contingently liable at December 31, 1998, for $1,336 million, primarily relating to guarantees for notes, loans and performance under contracts. This includes $963 million representing guarantees of non-U.S. excise taxes and customs duties of other companies, entered into as a normal business practice, under reciprocal arrangements. Not included in this figure are guarantees by consolidated affiliates of $947 million, representing Exxon's share of obligations of certain equity companies.

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

                                                                             F23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


19. Disclosures about Segments and Related Information

The functional segmentation of operations reflected below is consistent with Exxon's internal reporting. Earnings are before the cumulative effect of accounting changes. Transfers are at estimated market prices. The interest revenue amount relates to interest earned on cash deposits and marketable securities. Interest expense includes non-debt related interest expense of $74 million, $111 million and $93 million in 1998, 1997 and 1996, respectively. All Other includes smaller operating segments and corporate and financing activities.


                                              Exploration            Refining
                                              & Production          & Marketing            Chemicals
                                           ------------------     -----------------     ---------------        All       Corporate
                                            U.S.     Non-U.S.      U.S.    Non-U.S.     U.S.   Non-U.S.        Other       Total
                                           ---------------------------------------------------------------------------------------
                                                                             (millions of dollars)
As of December 31, 1998
Earnings after income tax                  $    839  $  1,869     $   625   $ 1,833     $  722   $  491      $     61     $  6,440
Earnings of equity companies
 included above                                  --       959          26        21          7       27           192        1,232
Sales and other operating revenue             2,239     6,596      15,778    79,438      4,605    5,899           862      115,417
Intersegment revenue                          2,408     2,629       1,438     1,970      1,725      760           135           --
Depreciation and depletion expense            1,077     2,049         287     1,031        296      239           361        5,340
Interest revenue                                 --        --          --        --         --       --           151          151
Interest expense                                 --        --          --        --         --       --           100          100
Income taxes                                    501       456         360     1,023        323      157          (204)       2,616
Additions to property, plant
 and equipment                                1,442     2,998         663     1,272        384    1,039           561        8,359
Investments in equity companies                  --       835          --       820        365      691            47        2,758
Total assets                                 13,987    23,539       6,493    27,259      5,450    6,502         9,400       92,630
                                           =======================================================================================
As of December 31, 1997
Earnings after income tax                  $  1,634  $  3,059     $   593   $ 1,470     $  825   $  543      $    336     $  8,460
Earnings of equity companies
 included above                                   3       964          19        33         12       52          (107)         976
Sales and other operating revenue             2,650     8,222      19,995    89,777      5,396    6,799         2,303      135,142
Intersegment revenue                          3,960     4,211       1,827     2,404      2,145      833           163           --
Depreciation and depletion expense            1,113     1,984         259     1,083        268      188           579        5,474
Interest revenue                                 --        --          --        --         --       --           324          324
Interest expense                                 --        --          --        --         --       --           415          415
Income taxes                                    972     1,620         333       786        409      330          (112)       4,338
Additions to property, plant
 and equipment                                1,341     2,551         579     1,256        357      471           838        7,393
Investments in equity companies                   3       782           2       823        217      600            30        2,457
Total assets                                 13,752    22,911       6,349    26,242      5,403    5,426        15,981       96,064
                                           =======================================================================================
As of December 31, 1996
Earnings after income tax                  $  1,781  $  3,277     $   169   $   716     $  701   $  498      $    368     $  7,510
Earnings of equity companies
 included above                                   3     1,104          22        47         26      117           (64)       1,255
Sales and other operating revenue             2,532     8,725      20,012    86,743      4,969    6,461         2,101      131,543
Intersegment revenue                          4,486     4,714       1,641     2,174      1,969      810           177           --
Depreciation and depletion expense            1,174     1,928         268     1,024        250      180           505        5,329
Interest revenue                                 --        --          --        --         --       --           226          226
Interest expense                                 --        --          --        --         --       --           464          464
Income taxes                                  1,055     2,116          90       474        335      257            79        4,406
Additions to property, plant
 and equipment                                  927     2,576         472     1,263        731       256          984        7,209
Investments in equity companies                   4     1,040          11     1,547        207       782           34        3,625
Total assets                                 13,740    23,757       6,221    26,317      5,200     5,515       14,777       95,527
                                           =======================================================================================

F24

Geographic
Sales and other operating revenue       1998             1997            1996
-------------------------------------------------------------------------------
                                                 (millions of dollars)

United States                         $ 22,739        $ 28,148        $ 27,656
Non-U.S                                 92,678         106,994         103,887
                                      ----------------------------------------
Total                                 $115,417        $135,142        $131,543

Significant non-U.S. revenue sources include:

 United Kingdom                        $14,375        $ 14,834        $ 13,926
 Germany                                12,017          13,672          15,323
 Japan                                  10,999          12,954           8,044
 Italy                                  10,411          10,565          10,780
 Canada                                  8,886          11,192          11,171


Long-lived assets                        1998            1997            1996
-------------------------------------------------------------------------------
                                                (millions of dollars)

United States                          $25,105        $ 24,454        $ 23,939
Non-U.S.                                40,094          41,960          42,668
                                       ---------------------------------------
Total                                  $65,199        $ 66,414        $ 66,607

Significant non-U.S. long-lived assets include:

 United Kingdom                        $ 9,382        $  9,155        $  9,373
 Canada                                  5,000           5,527           6,320


20. Income, Excise and Other Taxes

                                                   1998                    1997                            1996
-----------------------------------------------------------------------------------------------------------------------------
                                          United    Non-             United   Non-               United     Non-
                                          States    U.S.    Total    States   U.S.     Total     States     U.S.    Total
                                         ------------------------------------------------------------------------------------
                                                                        (millions of dollars)
Income taxes
  Federal or non-U.S.
    Current                              $   451  $ 1,632  $ 2,083  $ 1,199  $ 2,365  $ 3,564  $   988    $ 2,751    $ 3,739
    Deferred - net                           330       72      402      163      429      592      314        164        478
  U.S. tax on non-U.S. operations             16       --       16       20       --       20       47         --         47
                                         ------------------------------------------------------------------------------------
                                         $   797  $ 1,704  $ 2,501  $ 1,382  $ 2,794  $ 4,176  $ 1,349    $ 2,915    $ 4,264
  State                                      115       --      115      162       --      162      142         --        142
                                         ------------------------------------------------------------------------------------
       Total income taxes                $   912  $ 1,704  $ 2,616  $ 1,544  $ 2,794  $ 4,338  $ 1,491    $ 2,915    $ 4,406
Excise taxes                               2,747   11,973   14,720    2,605   12,258   14,863    2,494     12,321     14,815
All other taxes and duties                   638   23,280   23,918      816   23,855   24,671      853     23,689     24,542
                                         ------------------------------------------------------------------------------------
       Total                             $ 4,297  $36,957  $41,254  $ 4,965  $38,907  $43,872  $ 4,838    $38,925    $43,763
                                         ------------------------------------------------------------------------------------

All other taxes and duties include taxes reported in operating and selling, general and administrative expenses. The above provisions for deferred income taxes include net credits for the effect of changes in tax laws and rates of $107 million in 1998, $147 million in 1997 and $26 million in 1996. Income taxes (charged)/credited directly to shareholders' equity were: $(15) million in 1998, $234 million in 1997 and $(87) million in 1996 for the cumulative foreign exchange translation adjustment; $281 million in 1998 for the minimum pension liability adjustment; and $88 million, $67 million and $9 million in 1998, 1997 and 1996, respectively, for other components of shareholders' equity.

         The reconciliation between income tax expense and a theoretical U.S. tax computed by applying a rate of 35 percent for 1998, 1997 and 1996, is as follows:

                                         1998         1997          1996
--------------------------------------------------------------------------
                                              (millions of dollars)
Earnings before Federal and
  non-U.S. income taxes
    United States                      $  2,506     $  4,413      $  3,706
    Non-U.S                               6,435        8,223         8,068
                                       -----------------------------------
     Total                             $  8,941     $ 12,636      $ 11,774
                                       -----------------------------------
Theoretical tax                        $  3,129     $  4,423      $  4,121
Effect of equity method accounting         (431)        (342)         (439)
Non-U.S. taxes greater/(less) than
  theoretical U.S. tax                     (117)         258           530
U.S. tax on non-U.S. operations              16           20            47
Other U.S.                                  (96)        (183)            5
                                       -----------------------------------
Federal and non-U.S. income
  tax expense                          $  2,501     $  4,176      $  4,264
                                       ===================================
     Total effective tax rate              32.1%        36.4%         39.9%

         The effective income tax rate includes state income taxes and the corporation's share of income taxes of equity companies. Equity company taxes totaled $422 million in 1998, $499 million in 1997 and $576 million in 1996, essentially all outside the U.S.

         Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

         Deferred tax liabilities/(assets) are comprised of the following at December 31:

Tax effects of temporary differences for:    1998          1997
------------------------------------------------------------------
                                            (millions of dollars)

Depreciation                               $10,128        $10,324
Intangible development costs                 3,022          3,036
Capitalized interest                         1,432          1,309
Other liabilities                            2,174          2,215
                                           -----------------------
     Total deferred tax liabilities        $16,756        $16,884
                                           -----------------------
Pension and other postretirement benefits  $(1,498)       $(1,187)
Site restoration reserves                     (817)          (809)
Tax loss carryforwards                        (964)          (850)
Other assets                                  (673)        (1,092)
                                           -----------------------
     Total deferred tax assets             $(3,952)       $(3,938)
                                           -----------------------
Asset valuation allowances                     256            296
                                           -----------------------
     Net deferred tax liabilities          $13,060        $13,242
                                           -----------------------

     The corporation had $8.4 billion of indefinitely reinvested, undistributed earnings from subsidiary companies outside the U.S. Unrecognized deferred taxes on remittance of these funds are not expected to be material.

                                                                             F25

SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES

                                                               Consolidated Subsidiaries
                                              ----------------------------------------------------------
                                                                                                              Non-
                                              United                                                      Consolidated      Total
Results of Operations                         States   Canada    Europe   Asia-Pacific   Other     Total    Interests     Worldwide
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           (millions of dollars)
1998 - Revenue
         Sales to third parties               $1,522   $  328    $2,374       $1,131    $   62   $ 5,417     $2,061      $ 7,478
         Transfers                             1,843      323     1,261          405        79     3,911         29        3,940
                                              -------------------------------------------------------------------------------------
                                              $3,365   $  651    $3,635       $1,536    $  141   $ 9,328     $2,090      $11,418
       Production costs excluding taxes          946      279     1,158          280       138     2,801        233        3,034
       Exploration expenses                      190       24       177          118       348       857         69          926
       Depreciation and depletion              1,044      282     1,275          481        94     3,176        208        3,384
       Taxes other than income                   244       26        81          162        --       513        595        1,108
       Related income tax                        349      (24)      241          123      (159)      530        399          929
                                              -------------------------------------------------------------------------------------
       Results of producing activities        $  592   $   64    $  703       $  372    $ (280)  $ 1,451     $  586      $ 2,037
       Other earnings*                           248       42       285           26        (3)      598         73          671
                                              -------------------------------------------------------------------------------------
              Total earnings                  $  840   $  106    $  988       $  398    $ (283)  $ 2,049     $  659      $ 2,708
                                              =====================================================================================
1997 - Revenue
         Sales to third parties               $1,815   $  459    $2,742       $1,694    $   71   $ 6,781     $2,540      $ 9,321
         Transfers                             3,300      537     1,979          751       112     6,679         51        6,730
                                              -------------------------------------------------------------------------------------
                                              $5,115   $  996    $4,721       $2,445    $  183   $13,460     $2,591      $16,051
       Production costs excluding taxes        1,044      344       995          341       111     2,835        225        3,060
       Exploration expenses                      130       23       197          150       247       747         87          834
       Depreciation and depletion              1,084      325     1,204          423        90     3,126        211        3,337
       Taxes other than income                   438       24        91          371        --       924        866        1,790
       Related income tax                        888      109     1,011          219       (48)    2,179        512        2,691
                                              -------------------------------------------------------------------------------------
       Results of producing activities        $1,531   $  171    $1,223       $  941    $ (217)  $ 3,649     $  690      $ 4,339
       Other earnings*                           101       65       104           21        (6)      285         69          354
                                              -------------------------------------------------------------------------------------
              Total earnings                  $1,632   $  236    $1,327       $  962    $ (223)  $ 3,934     $  759      $ 4,693
                                              =====================================================================================
1996 - Revenue
         Sales to third parties               $1,706   $  443    $2,581       $1,998    $  119   $ 6,847     $2,974      $ 9,821
         Transfers                             3,846      682     2,360          736       125     7,749         47        7,796
                                              -------------------------------------------------------------------------------------
                                              $5,552   $1,125    $4,941       $2,734    $  244   $14,596     $3,021      $17,617
       Production costs excluding taxes        1,116      376     1,050          391        70     3,003        250        3,253
       Exploration expenses                      116       32       224          140       255       767         73          840
       Depreciation and depletion              1,139      342     1,130          426       102     3,139        195        3,334
       Taxes other than income                   476       24        96          477        --     1,073      1,038        2,111
       Related income tax                        990       83     1,182          492       (13)    2,734        603        3,337
                                              -------------------------------------------------------------------------------------
       Results of producing activities        $1,715   $  268    $1,259       $  808    $ (170)  $ 3,880     $  862      $ 4,742
       Other earnings*                            63       51       103           36         5       258         58          316
                                              -------------------------------------------------------------------------------------
              Total earnings                  $1,778   $  319    $1,362       $  844    $ (165)  $ 4,138     $  920      $ 5,058
                                              =====================================================================================

Average sales prices and production costs per unit of production
-----------------------------------------------------------------------------------------------------------------------------------
During 1998
  Average sales prices
    Crude oil and NGL, per barrel             $ 9.69   $ 7.43    $12.64       $13.24    $11.11   $ 10.97     $12.44      $ 11.03
    Natural gas, per thousand cubic feet        2.03     1.34      2.68         1.09        --      1.99       3.11         2.28
  Average production costs, per barrel**        3.05     3.24      4.41         1.91     10.82      3.42       1.96         3.24
During 1997
  Average sales prices
    Crude oil and NGL, per barrel             $15.82   $12.29    $19.14       $21.08    $18.06   $ 17.32     $19.20      $ 17.39
    Natural gas, per thousand cubic feet        2.43     1.88      3.13         1.39        --      2.37       3.46         2.67
  Average production costs, per barrel**        3.17     4.19      3.98         2.21     10.87      3.43       1.78         3.21
During 1996
  Average sales prices
    Crude oil and NGL, per barrel             $17.24   $16.38    $19.93       $21.04    $20.50   $ 18.69     $20.36      $ 18.75
    Natural gas, per thousand cubic feet        2.35     1.48      2.83         2.52        --      2.49       3.48         2.80
  Average production costs, per barrel**        3.26     5.08      4.07         2.68      5.83      3.61       1.72         3.33

* Includes earnings from transportation operations, oil sands operations, technical services agreements, other non-operating activities and adjustments for minority interests.

** Production costs exclude depreciation and depletion and all taxes. Natural gas included by conversion to crude oil equivalent.

F26

Oil and Gas Exploration and Production Costs

The amounts shown for net capitalized costs of consolidated subsidiaries are $3,285 million less at year-end 1998 and $3,208 million less at year-end 1997 than the amounts reported as investments in property, plant and equipment for exploration and production in note 10. This is due to the exclusion from capitalized costs of certain transportation and research assets and assets relating to the oil sands operations, and to the inclusion of accumulated provisions for site restoration costs, all as required in Statement of Financial Accounting Standards No. 19.

         The amounts reported as costs incurred include both capitalized costs and costs charged to expense during the year. Total worldwide costs incurred in 1998 were $5,451 million, up $579 million from 1997, due primarily to higher development costs. 1997 costs were $4,872 million, up $429 million from 1996, due primarily to higher development costs.

                                                               Consolidated Subsidiaries
                                           --------------------------------------------------------------
                                                                                                               Non-
                                           United                                                          Consolidated    Total
Capitalized costs                          States     Canada      Europe   Asia-Pacific    Other    Total    Interests   Worldwide
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            (millions of dollars)
As of December 31, 1998
 Property (acreage) costs - Proved         $ 3,096    $ 2,232     $    86    $   535     $   816   $ 6,765   $    14     $ 6,779
                          - Unproved           404         76          29        141         250       900        13         913
                                           ----------------------------------------------------------------------------------------
     Total property costs                  $ 3,500    $ 2,308     $   115    $   676     $ 1,066   $ 7,665   $    27     $ 7,692
 Producing assets                           23,719      2,798      19,786      7,560         826    54,689     2,622      57,311
 Support facilities                            369         75         495        856          65     1,860       111       1,971
 Incomplete construction                     1,150        117       2,469        547         519     4,802       298       5,100
                                           ----------------------------------------------------------------------------------------
     Total capitalized costs               $28,738    $ 5,298     $22,865    $ 9,639     $ 2,476   $69,016   $ 3,058     $72,074
 Accumulated depreciation and depletion     17,241      2,810      12,510      5,954       1,305    39,820     2,311      42,131
                                           ----------------------------------------------------------------------------------------
 Net capitalized costs                     $11,497    $ 2,488     $10,355    $ 3,685     $ 1,171   $29,196   $   747     $29,943
                                           ========================================================================================

As of December 31, 1997
 Property (acreage) costs - Proved         $ 3,109    $ 2,441     $    85    $   557     $   828   $ 7,020   $    16     $ 7,036
                          - Unproved           390         96          26        163         114       789        13         802
                                           ----------------------------------------------------------------------------------------
     Total property costs                  $ 3,499    $ 2,537     $   111    $   720     $   942   $ 7,809   $    29     $ 7,838
 Producing assets                           23,218      2,915      19,345      7,229         753    53,460     2,240      55,700
 Support facilities                            328         78         469        865          46     1,786       113       1,899
 Incomplete construction                       589         86       1,968        609         359     3,611       308       3,919
                                           ----------------------------------------------------------------------------------------
     Total capitalized costs               $27,634    $ 5,616     $21,893    $ 9,423     $ 2,100   $66,666   $ 2,690     $69,356
 Accumulated depreciation and depletion     16,391      2,803      12,181      5,568       1,216    38,159     2,060      40,219
                                           ----------------------------------------------------------------------------------------
 Net capitalized costs                     $11,243    $ 2,813     $ 9,712    $ 3,855     $   884   $28,507   $   630     $29,137
                                           ========================================================================================

Costs incurred in property acquisitions, exploration and development activities
------------------------------------------------------------------------------------------------------------------------------
During 1998
 Property acquisition costs - Proved       $     1    $     2     $    --    $     1     $    --   $     4   $    --     $     4
                            - Unproved          29          1           3          1         150       184        --         184
 Exploration costs                             248         30         255        135         448     1,116       125       1,241
 Development costs                           1,250        158       1,846        412         156     3,822       200       4,022
                                           -------------------------------------------------------------------------------------
     Total                                 $ 1,528    $   191     $ 2,104    $   549     $   754   $ 5,126   $   325     $ 5,451
                                           =====================================================================================
During 1997
 Property acquisition costs - Proved       $     2    $    --     $    --    $     1     $     1   $     4   $    --     $     4
                            - Unproved          80          1          --         --           9        90        --          90
 Exploration costs                             231         29         280        160         321     1,021       122       1,143
 Development costs                           1,112        213       1,504        512         112     3,453       182       3,635
                                           -------------------------------------------------------------------------------------
     Total                                 $ 1,425    $   243     $ 1,784    $   673     $   443   $ 4,568   $   304     $ 4,872
                                           =====================================================================================
During 1996
 Property acquisition costs - Proved       $     2    $     1     $    --    $     2     $    81   $    86   $    --     $    86
                            - Unproved          16          3          --          7          46        72        --          72
 Exploration costs                             156         50         258        153         283       900       117       1,017
 Development costs                             817        165       1,498        563          83     3,126       142       3,268
                                           -------------------------------------------------------------------------------------
     Total                                 $   991    $   219     $ 1,756    $   725     $   493   $ 4,184   $   259     $ 4,443
                                           =====================================================================================

                                                                             F27

SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES


Oil and Gas Reserves

The following information describes changes during the years and balances of proved oil and gas reserves at year-end 1996, 1997 and 1998.

     The definitions used are in accordance with applicable Securities and Exchange Commission regulations.

     Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves.

         Proved reserves include 100 percent of each majority owned affiliate's participation in proved reserves and Exxon's ownership percentage of the proved reserves of equity companies, but exclude royalties and quantities due others. Gas reserves exclude the gaseous equivalent of liquids expected to be removed from the gas on leases, at field facilities and at gas processing plants. These liquids are included in net proved reserves of crude oil and natural gas liquids.


                                                        Consolidated Subsidiaries
                                   ----------------------------------------------------------------
                                                                                                         Non-
                                      United                                                         Consolidated     Total
Crude Oil and Natural Gas Liquids     States     Canada     Europe   Asia-Pacific   Other     Total    Interests    Worldwide
------------------------------------------------------------------------------------------------------------------------------
                                                                (millions of barrels)
Net proved developed and undeveloped
reserves
 January 1, 1996                       2,317      1,141      1,486        748        110      5,802        436        6,238
  Revisions                              139         10         59         83         38        329          3          332
  Purchases                                2         --         --         --         50         52         --           52
  Sales                                  (31)        (7)        --         --         (5)       (43)        --          (43)
  Improved recovery                       26          1          9         --         --         36         --           36
  Extensions and discoveries              53          1        231         13          2        300         --          300
  Production                            (214)       (63)      (178)       (89)       (12)      (556)       (20)        (576)
                                      --------------------------------------------------------------------------------------
 December 31, 1996                     2,292      1,083      1,607        755        183      5,920        419        6,339
  Revisions                              190          2         33         45         13        283          2          285
  Purchases                                1         --         --         --         --          1         --            1
  Sales                                   (6)       (63)        (6)        --         --        (75)        --          (75)
  Improved recovery                       25          4          2         --         --         31         --           31
  Extensions and discoveries              79         16         42         21         --        158          2          160
  Production                            (204)       (70)      (171)       (91)       (10)      (546)       (21)        (567)
                                      --------------------------------------------------------------------------------------
 December 31, 1997                     2,377        972      1,507        730        186      5,772        402        6,174
  Revisions                              111        (12)        14         34          4        151        (15)         136
  Purchases                               --         --         --         --         --         --         --           --
  Sales                                   (3)        --         --         --         --         (3)        --           (3)
  Improved recovery                       15          4          9         --         --         28         --           28
  Extensions and discoveries              24         10         25         24        349        432          1          433
  Production                            (184)       (72)      (177)       (86)       (13)      (532)       (21)        (553)
                                      --------------------------------------------------------------------------------------
 December 31, 1998                     2,340        902      1,378        702        526      5,848        367        6,215

 Developed reserves, included above
  At December 31, 1996                 1,925        512        815        582         44      3,878        396        4,274
  At December 31, 1997                 2,064        494        802        609         41      4,010        384        4,394
  At December 31, 1998                 2,033        435        724        609         48      3,849        351        4,200
============================================================================================================================

F28

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

         Reserves attributable to certain oil and gas discoveries were not considered proved as of year-end 1998 due to geological, technological or economic uncertainties and therefore are not included in the tabulation.

         Crude oil and natural gas liquids and natural gas production quantities shown are the net volumes withdrawn from Exxon's oil and gas reserves. The natural gas quantities differ from the quantities of gas delivered for sale by the producing function as reported on page F31 due to volumes consumed or flared and inventory changes. Such quantities amounted to approximately 236 billion cubic feet in 1996, 268 billion cubic feet in 1997 and 242 billion cubic feet in 1998.


                                                           Consolidated Subsidiaries
                                      ----------------------------------------------------------------
                                                                                                             Non-
                                       United                                                            Consolidated     Total
Natural Gas                            States     Canada     Europe   Asia-Pacific    Other     Total      Interests    Worldwide
----------------------------------------------------------------------------------------------------------------------------------
                                                                      (billions of cubic feet)
Net proved developed and undeveloped reserves
 January 1, 1996                        9,947      2,118      7,553       5,764        102      25,484        16,552      42,036
  Revisions                               422       (118)       101         107         13         525           196         721
  Purchases                                 4         11         --          --         13          28            11          39
  Sales                                   (36)       (76)        --          --         (1)       (113)           (3)       (116)
  Improved recovery                        39         18          5          --         --          62            --          62
  Extensions and discoveries              615         61        506          53         --       1,235           166       1,401
  Production                             (841)      (142)      (525)       (380)        (8)     (1,896)         (747)     (2,643)
                                       -----------------------------------------------------------------------------------------
 December 31, 1996                     10,150      1,872      7,640       5,544        119      25,325        16,175      41,500
  Revisions                               (53)       (43)        (1)        433         --         336           107         443
  Purchases                                 2         --         --          --         --           2            --           2
  Sales                                   (27)      (122)        (6)         --         --        (155)           --        (155)
  Improved recovery                        (2)        19         17          --         --          34            --          34
  Extensions and discoveries              450         24        363       1,687         --       2,524           363       2,887
  Production                             (831)      (138)      (531)       (441)        (8)     (1,949)         (633)     (2,582)
                                       -----------------------------------------------------------------------------------------
 December 31, 1997                      9,689      1,612      7,482       7,223        111      26,117        16,012      42,129
  Revisions                               922         65        161         386          2       1,536           176       1,712
  Purchases                                --          2         --          --         --           2            --           2
  Sales                                   (23)       (23)       (10)         --         --         (56)           --         (56)
  Improved recovery                         1         13          6          --         --          20            --          20
  Extensions and discoveries              160        221        113         362        111         967            69       1,036
  Production                             (832)      (138)      (565)       (420)        (7)     (1,962)         (587)     (2,549)
                                       -----------------------------------------------------------------------------------------
 December 31, 1998                      9,917      1,752      7,187       7,551        217      26,624        15,670      42,294

 Developed reserves, included above
  At December 31, 1996                  8,216      1,392      4,872       3,995         83      18,558         6,754      25,312
  At December 31, 1997                  7,625      1,236      5,334       5,191         76      19,462         6,463      25,925
  At December 31, 1998                  7,812      1,231      5,034       5,424         75      19,576         6,740      26,316
==================================================================================================================================



                                                                             F29

SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES


Standardized Measure of Discounted Future Cash Flows

As required by the Financial Accounting Standards Board, the standardized measure of discounted future net cash flows is computed by applying year-end prices, costs and legislated tax rates and a discount factor of 10 percent to net proved reserves. The corporation believes the standardized measure is not meaningful and may be misleading.

                                                                Consolidated Subsidiaries
                                                ------------------------------------------------------------     Non-
                                                  United                                                     Consolidated   Total
                                                  States     Canada    Europe  Asia-Pacific  Other    Total    Interests  Worldwide
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                   (millions of dollars)
As of December 31, 1996
  Future cash inflows from sales of oil and gas   $ 78,728  $ 21,969  $ 56,745  $ 26,336  $  4,094   $187,872   $ 66,078   $253,950
  Future production costs                           17,523     5,145    13,198     9,309       842     46,017     28,324     74,341
  Future development costs                           3,395     1,509     5,826     2,632       593     13,955      1,691     15,646
  Future income tax expenses                        20,772     6,444    18,845     5,436       627     52,124     14,961     67,085
                                                  ---------------------------------------------------------------------------------
  Future net cash flows                           $ 37,038  $  8,871  $ 18,876  $  8,959  $  2,032   $ 75,776   $ 21,102   $ 96,878
  Effect of discounting net cash flows at 10%       18,022     4,808     6,703     3,955     1,203     34,691     13,066     47,757
                                                  ---------------------------------------------------------------------------------
  Discounted future net cash flows                $ 19,016  $  4,063  $ 12,173  $  5,004  $    829   $ 41,085   $  8,036   $ 49,121
                                                  =================================================================================
As of December 31, 1997
  Future cash inflows from sales of oil and gas   $ 50,295  $  8,449  $ 41,523  $ 25,800  $  3,114   $129,181   $ 55,650   $184,831
  Future production costs                           14,978     3,833    11,166     9,277       787     40,041     26,131     66,172
  Future development costs                           3,705     1,486     5,034     4,310       384     14,919      1,341     16,260
  Future income tax expenses                        11,159     1,444    11,483     4,890       490     29,466     10,856     40,322
                                                  ---------------------------------------------------------------------------------
  Future net cash flows                           $ 20,453  $  1,686  $ 13,840  $  7,323  $  1,453   $ 44,755   $ 17,322   $ 62,077
  Effect of discounting net cash flows at 10%       10,135       834     5,159     3,679       761     20,568     11,067     31,635
                                                  ---------------------------------------------------------------------------------
  Discounted future net cash flows                $ 10,318  $    852  $  8,681  $  3,644  $    692   $ 24,187   $  6,255   $ 30,442
                                                  =================================================================================
As of December 31, 1998
  Future cash inflows from sales of oil and gas   $ 35,102  $  8,228  $ 29,584  $ 17,613  $  5,641   $ 96,168   $ 46,776   $142,944
  Future production costs                           13,730     2,757    10,957     7,045     1,589     36,078     19,549     55,627
  Future development costs                           3,682     1,152     4,639     3,235     1,740     14,448        905     15,353
  Future income tax expenses                         5,923     1,831     4,586     2,088     1,059     15,487     10,123     25,610
                                                  ---------------------------------------------------------------------------------
  Future net cash flows                           $ 11,767  $  2,488  $  9,402  $  5,245  $  1,253   $ 30,155   $ 16,199   $ 46,354
  Effect of discounting net cash flows at 10%        5,879     1,300     3,492     2,673       981     14,325     10,121     24,446
                                                  ---------------------------------------------------------------------------------
  Discounted future net cash flows                $  5,888  $  1,188  $  5,910  $  2,572  $    272   $ 15,830   $  6,078   $ 21,908
                                                  =================================================================================
Change in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

Consolidated Subsidiaries                                                                            1998         1997       1996
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         (millions of dollars)
Value of reserves added during the year due to extensions, discoveries,
  improved recovery and net purchases less related costs                                           $    872    $  1,443    $  3,581
Changes in value of previous-year reserves due to:
  Sales and transfers of oil and gas produced during the year, net of production (lifting) costs     (6,517)     (9,675)    (10,875)
  Development costs incurred during the year                                                          3,741       3,300       3,082
  Net change in prices, lifting and development costs                                               (18,047)    (31,818)     25,677
  Revisions of previous reserves estimates                                                              742       1,568       3,157
  Accretion of discount                                                                               3,081       5,542       3,330
Net change in income taxes                                                                            7,771      12,742     (12,032)
                                                                                                   --------------------------------
    Total change in the standardized measure during the year                                       $ (8,357)   $(16,898)   $ 15,920
                                                                                                   ================================

F30

OPERATING SUMMARY

                                1998     1997     1996     1995     1994     1993     1992     1991    1990     1989     1988
-----------------------------------------------------------------------------------------------------------------------------
                                                                  (thousands of barrels daily)
Production of crude oil
 and natural gas liquids
 Net production
  United States                  505      559      587      600      562      553      591      619     640      693      760
  Canada                         251      238      211      242      251      254      268      278     302      312      249
  Europe                         496      483      499      498      484      423      396      363     313      351      444
  Asia-Pacific                   236      250      244      302      325      347      346      342     331      328      345
  Other Non-U.S.                  79       69       74       84       87       90      104      113     126      120      121
                              -----------------------------------------------------------------------------------------------
 Worldwide                     1,567    1,599    1,615    1,726    1,709    1,667    1,705    1,715   1,712    1,804    1,919
                              ===============================================================================================
                                                                (millions of cubic feet daily)
Natural gas production
 available for sale
 Net production
  United States                2,063    2,062    2,094    2,055    2,021    1,764    1,607   1,655    1,778    1,827    1,805
  Canada                         227      203      194      281      286      328      326     355      413      417      209
  Europe                       3,037    3,038    3,361    2,804    2,842    3,049    3,097   3,010    2,694    2,707    2,787
  Asia-Pacific                   995    1,036      928      873      827      678      577     411      369      376      332
  Other Non-U.S.                  --       --       --       --        2        6       54      66       64       58       59
                              -----------------------------------------------------------------------------------------------
 Worldwide                     6,322    6,339    6,577    6,013    5,978    5,825    5,661   5,497    5,318    5,385    5,192
                              ===============================================================================================
                                                               (thousands of barrels daily)
Refinery throughput
  United States                1,047    1,070      988    1,004      994      970    1,017   1,017      950    1,093    1,055
  Canada                         445      448      433      424      428      416      399     419      484      486      351
  Europe                       1,521    1,529    1,522    1,416    1,503    1,492    1,489   1,490    1,425    1,387    1,335
  Asia-Pacific                   799      850      733      697      633      619      602     556      586      556      522
  Other Non-U.S.                 116      114      116      118      122      119      112     103      101      102      105
                              -----------------------------------------------------------------------------------------------
 Worldwide                     3,928    4,011    3,792    3,659    3,680    3,616    3,619   3,585    3,546    3,624    3,368
                              ===============================================================================================
Petroleum product sales
  United States                1,338    1,342    1,261    1,198    1,196    1,152    1,203   1,210    1,109    1,147    1,113
  Canada                         570      561      542      526      520      517      513     527      597      625      433
  Europe                       1,969    1,930    1,925    1,869    1,898    1,872    1,847   1,863    1,796    1,718    1,680
  Asia-Pacific and other
   Eastern Hemisphere          1,095    1,145    1,046    1,042      988      962      935     878      869      847      784
  Latin America                  461      452      437      441      426      422      411     391      384      383      386
                              -----------------------------------------------------------------------------------------------
 Worldwide                     5,433    5,430    5,211    5,076    5,028    4,925    4,909   4,869    4,755    4,720    4,396
                              ===============================================================================================
  Gasoline, naphthas           2,053    2,014    1,939    1,903    1,849    1,818    1,822   1,821    1,742    1,708    1,572
  Heating oils, kerosene,
   diesel oils                 1,738    1,743    1,718    1,655    1,644    1,569    1,557   1,561    1,491    1,498    1,424
  Aviation fuels                 456      457      442      414      403      379      376     372      382      382      344
  Heavy fuels                    523      539      498      488      530      558      546     535      543      507      466
  Specialty petroleum
   products                      663      677      614      616      602      601      608     580      597      625      590
                              -----------------------------------------------------------------------------------------------
 Worldwide                     5,433    5,430    5,211    5,076    5,028    4,925    4,909   4,869    4,755    4,720    4,396
                              ===============================================================================================
                                                                 (thousands of metric tons)

Chemical prime product
 sales                        17,204   17,301   15,712   14,377   13,969   13,393   13,463  12,560   12,453   12,324   12,152
                              ===============================================================================================
                                                                  (millions of metric tons)
Coal production                   15       15       15       16       36       36       37      39       40       36       32
                              ===============================================================================================
                                                                   (thousands of metric tons)
Copper production                216      205      203      202      191      183      133     108      112      119      134
                              ===============================================================================================


Operating statistics include 100 percent of operations of majority owned subsidiaries; for other companies, crude production, gas, petroleum product and chemical prime product sales include Exxon's ownership percentage, and refining throughput includes quantities processed for Exxon. Net production excludes royalties and quantities due others when produced, whether payment is made in kind or cash.


                                                                             F31