Form 10-K, Exhibit 13
period 1999-12-31
EXXON MOBIL CORP
filed 2000-03-23
CIK 34088

                                                                      EXHIBIT 13

TABLE OF CONTENTS
Management's Discussion and Analysis of Financial Condition and Results of Operations ..............................     F6-F12

Report of Independent Accountants .......................................................................................   F13

Consolidated Financial Statements
   Statement of Income ..................................................................................................   F14
   Balance Sheet ........................................................................................................   F15
   Statement of Shareholders' Equity ....................................................................................   F16
   Statement of Cash Flows ..............................................................................................   F17

Notes to Consolidated Financial Statements
    1.Summary of Accounting Policies ....................................................................................   F18
    2.Accounting Change .................................................................................................   F19
    3.Merger of Exxon Corporation and Mobil Corporation .................................................................   F19
    4.Adjustments of Asset Carrying Amounts .............................................................................   F19
    5.Reorganization Costs ..............................................................................................   F19
    6.Miscellaneous Financial Information ...............................................................................   F20
    7.Cash Flow Information .............................................................................................   F20
    8.Additional Working Capital Data ...................................................................................   F20
    9.Equity Company Information ........................................................................................   F21
   10.Investments and Advances ..........................................................................................   F21
   11.Investment in Property, Plant and Equipment .......................................................................   F22
   12.Leased Facilities .................................................................................................   F22
   13.Capital ...........................................................................................................   F23
   14.Employee Stock Ownership Plans ....................................................................................   F24
   15.Financial Instruments .............................................................................................   F24
   16.Long-Term Debt ....................................................................................................   F25
   17.Incentive Program .................................................................................................   F26
   18.Annuity Benefits and Other Postretirement Benefits ................................................................   F27
   19.Litigation and Other Contingencies ................................................................................   F29
   20.Income, Excise and Other Taxes ....................................................................................   F30
   21.Disclosures about Segments and Related Information ................................................................   F31

Supplemental Information on Oil and Gas Exploration and Production Activities ........................................  F33-F37

Quarterly Information ...................................................................................................   F38

Operating Summary .......................................................................................................   F39

                                                                              F2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


REVIEW OF 1999 RESULTS

Earnings excluding merger expenses and special items were $8,380 million, down $426 million or 5 percent from 1998. Net income was $7,910 million, down from $8,074 million in 1998. The decline was primarily in the downstream (Refining and Marketing) where steeply rising crude oil costs could not be recovered in the marketplace. Crude oil prices rose about $14 per barrel from January to December 1999, depressing refining and marketing margins in all geographic areas. Weaker chemicals margins and lower coal prices also adversely affected earnings. However, upstream (Exploration and Production) results benefited from the increase in crude oil prices and partly offset the weakness in downstream business conditions. Record chemicals, coal and copper volumes and reduced expenses in every operating segment also benefited earnings. Results in 1999 included $470 million of net charges for special items -- $469 million of merger expenses with other special items essentially offsetting. Results in 1998 included $732 million of net special charges. Revenue for 1999 totaled $186 billion, up 9 percent from 1998, and the cost of crude oil and product purchases increased 24 percent.
   Excluding merger expenses, the combined total of operating costs (including operating, selling, general, administrative, exploration, depreciation and depletion expenses from the consolidated statement of income and ExxonMobil's share of similar costs for equity companies) in 1999 was $44.3 billion, down about $400 million from 1998. Base cash operating expenses, which exclude energy costs and depreciation, were down $1.2 billion, as efficiency initiatives and high grading of exploration spending more than offset higher cash expenses from new business activity and inflation. Interest expense in 1999 was $695 million, $127 million higher than 1998, mainly due to a higher debt level and unfavorable foreign exchange effects.

Exploration and Production

Exploration and production earnings of $5,886 million increased significantly from last year reflecting higher average crude oil prices, up over $5 per barrel from 1998. Average U.S. natural gas prices were 9 percent higher than the prior year, while European gas prices, which are tied to petroleum product prices on a lagged basis, were about 17 percent lower. Liquids production of 2,517 kbd (thousands of barrels daily) was up 1 percent from 2,502 kbd in 1998 as production from new developments in the North Sea, the Gulf of Mexico, West Africa and the Caspian offset natural field declines in North America and lower liftings in Indonesia and Malaysia. Natural gas production of 10,308 mcfd (millions of cubic feet daily) compared with 10,617 mcfd in 1998. Exploration and producing expenses were reduced from prior year levels. Earnings from U.S. exploration and production were $1,842 million, up $807 million after excluding $185 million of special charges related mainly to property write-downs in 1998. Outside the U.S., exploration and production earnings were $3,925 million, up $1,247 million after excluding a $141 million deferred tax benefit and a $22 million property write-off in 1999 and $176 million of other net special charges in 1998.

Refining and Marketing

Refining and marketing earnings of $1,227 million declined from last year's strong results primarily reflecting escalating crude oil costs and weaker refining and marketing margins in all geographic areas. Unfavorable foreign exchange and inventory effects also reduced earnings. Higher volumes, mainly in the U.S., and lower operating expenses provided a partial offset. Petroleum product sales were 8,887 kbd compared with 8,873 kbd in 1998. Refinery throughput was 5,977 kbd compared with 6,093 kbd in 1998. In the U.S., refining and marketing earnings were $577 million, down $614 million from the prior year after excluding $8 million of special credits related to inventory adjustments in 1998. Refining and marketing operations outside of the U.S. earned $770 million, down $1,917 million from 1998 after excluding special charges from both years. Results in 1999 included $80 million of charges for non-merger related restructuring of Japanese refining and marketing operations and a $40 million write-off associated with the cancellation of a power project in Japan, while 1998 results included $412 million of special charges largely related to the impact of lower prices on inventories and Mobil-British Petroleum (BP) alliance implementation costs.

Chemicals

Earnings from chemicals operations totaled $1,354 million, down $40 million or 3 percent from 1998. Industry margins declined due to lower product prices and higher feedstock costs. Prime product sales volumes of 24,485 thousand metric tons were a record and increased 4 percent from 1998. Earnings also benefited from lower operating expenses. Chemicals' results included $9 million of special charges related to the impact of lower prices on inventories in 1998.

Other Operations

Earnings from other operating segments totaled $426 million, an increase of $42 million from 1998. The increase reflects record copper and coal production, lower operating expenses and favorable foreign exchange effects, partly offset by depressed coal prices.

Corporate and Financing

Corporate and financing expenses were $514 million, $54 million higher than 1998 which included a net special credit of $112

                                                                              F6

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


million related to settlement of prior years' tax disputes. Excluding special items, expenses were $58 million lower reflecting lower tax-related charges.

REVIEW OF 1998 RESULTS

Earnings excluding special items were $8,806 million, down $2,779 million or 24 percent from 1997. Net income was $8,074 million, down $3,658 million from $11,732 million in 1997. The decline was driven by weaker crude oil prices, that on average were over $6 per barrel or 33 percent lower than 1997. Average 1998 crude oil prices were at their lowest level in over twenty years. Earnings were also adversely affected by lower natural gas prices, weaker chemicals margins and depressed copper and coal prices. However, downstream operations achieved their second highest level of earnings ever in 1998, partly offsetting the weakness seen in the other operating segments. Additionally, results in 1998 included $732 million of net special charges for the write-down of upstream properties, the impact of lower prices on inventories, the unfavorable impact of an accounting change, non-merger related restructuring provisions and implementation costs and other net charges, partially offset by the benefit resulting from the settlement of prior years' tax disputes. In 1997, results included $147 million of net credits for special items. Of these, $190 million were the result of foreign exchange impacts on deferred income tax liabilities, $181 million were for gains on asset sales and $115 million were U.S. tax related. These items were partly offset by various other special charges, mainly restructuring provisions and Mobil-BP alliance implementation costs. Revenue for 1998 totaled $170 billion, down 16 percent from 1997, and the cost of crude and product purchases declined 26 percent.
   The combined total of operating costs (including operating, selling, general, administrative, exploration, depreciation and depletion expenses from the consolidated statement of income and ExxonMobil's share of similar costs for equity companies) in 1998 was $44.7 billion, down $1.5 billion from 1997. Lower operating costs resulted primarily from a stronger U.S. dollar, reduced energy costs and the de-consolidation of majority owned power companies in Hong Kong and China. Excluding these effects, ExxonMobil's operating efficiencies continued to offset the impact of inflation and new business activity growth. Interest expense in 1998 declined $295 million to $568 million, principally due to the deconsolidation of power companies mentioned above and favorable foreign exchange effects.
   During the fourth quarter of 1998, ExxonMobil de-consolidated the majority owned power companies in Hong Kong and China retroactive to January 1, 1998. Although ExxonMobil's 1998 net income was not affected by the de-consolidation, there were several impacts to the 1998 balance sheet (see note 9). These power companies are now accounted for as equity companies, since the minority shareholder in these companies has substantive participating management rights. These rights include the minority shareholder's approval of operating policies, expense budgets, financing and investment plans and management compensation and succession plans.

Exploration and Production

Exploration and production earnings of $3,352 million declined substantially from 1997 reflecting crude prices that on average were over $6 per barrel lower than 1997. Lower U.S. and international natural gas prices also adversely affected earnings. Liquids production was 2,502 kbd compared with 2,527 kbd in 1997. Lower production was mainly due to the fourth quarter Longford plant outage in Australia, limitations on production in Nigeria, along with natural field declines in mature areas. Partly offsetting these effects were increased Canadian heavy oil production, increased production from new developments in the North Sea, West Africa, Eastern Canada, Azerbaijan and Kazakhstan, and increased Malaysian output. Natural gas production of 10,617 mcfd was down 277 mcfd from 1997, mainly reflecting lower Indonesian volumes. Earnings from U.S. exploration and production were $1,035 million, down $1,259 million, after excluding special charges of $185 million from 1998 and $37 million of special credits from 1997. Outside the U.S., exploration and production earnings were $2,678 million, down $1,669 million, after excluding $176 million of special charges from 1998 and $227 million of credits from 1997.

Refining and Marketing

Refining and marketing earnings increased $386 million to $3,474 million. Downstream industry margins in 1998 were generally higher than 1997. European refining margins were stronger, but margins in the U.S. and Asia-Pacific were weaker. Marketing margins improved in most geographic areas, particularly in the U.K. Petroleum product sales of 8,873 kbd were up from 1997 despite the impact of weaker economic conditions in Asia-Pacific. Refinery throughput was 6,093 kbd compared with 6,234 kbd in 1997. In the U.S., refining and marketing earnings were $1,191 million, up $36 million from 1997, after excluding $8 million of special credits in 1998 and $20 million of charges in 1997. Refining and marketing operations outside the U.S. earned $2,687 million, an increase of $467 million, after excluding $412 million of special charges in 1998 and $267 million of charges in 1997.

Chemicals

Earnings from chemicals operations totaled $1,394 million, down $377 million or 21 percent from 1997. Chemicals margins declined during the year as the result of weaker industry commodity prices. Chemical prime product sales of 23,628 thousand metric tons were down slightly from 1997 as higher sales in North America and Europe were offset by lower demand in

F7

Asia-Pacific markets. Earnings in 1998 included $9 million of special charges while 1997 results included $53 million of special credits.

Other Operations

Earnings from other operating segments totaled $384 million, a decrease of $50 million from 1997, reflecting significantly lower copper prices, as well as lower international coal prices. The effect of lower prices was partly offset by record copper and coal production, lower operating expenses and favorable foreign exchange effects.

Corporate and Financing

Corporate and financing expenses were $460 million, $6 million lower than 1997. After excluding $112 million of net special credits from 1998 and $117 million from 1997, expenses decreased $11 million.

MERGER OF EXXON CORPORATION AND MOBIL CORPORATION

On November 30, 1999, a wholly-owned subsidiary of Exxon Corporation (Exxon) merged with Mobil Corporation (Mobil) so that Mobil became a wholly-owned subsidiary of Exxon (the "Merger"). At the same time, Exxon changed its name to Exxon Mobil Corporation (ExxonMobil). Under the terms of the agreement, approximately 1.0 billion shares of ExxonMobil common stock were issued in exchange for all the outstanding shares of Mobil common stock based upon an exchange ratio of 1.32015. Following the exchange, former shareholders of Exxon owned approximately 70 percent of the corporation, while former Mobil shareholders owned approximately 30 percent of the corporation. Each outstanding share of Mobil preferred stock was converted into one share of a new class of ExxonMobil preferred stock.

   As a result of the Merger, the accounts of certain refining, marketing and chemicals operations jointly controlled by the combining companies have been included in the consolidated financial statements. These operations were previously accounted for by Exxon and Mobil as separate companies using the equity method of accounting.

   The Merger was accounted for as a pooling of interests. Accordingly, the consolidated financial statements give retroactive effect to the merger, with all periods presented as if Exxon and Mobil had always been combined.

   In association with the merger between Exxon and Mobil, $625 million pretax ($469 million after-tax) of costs were recorded as merger related expenses. Charges included separation expenses related to workforce reductions (approximately 1,750 employees at year-end 1999) and merger closing costs. The reserve balance at year-end 1999 of approximately $330 million is expected to be expended in 2000. Merger related expenses are expected to grow to approximately $2.5 billion on a cumulative basis by 2002. Pre-tax operating synergies associated with the Merger, including cost savings and efficiency gains, are expected to reach $3.8 billion per year by 2002.

Certain property -- primarily refining, marketing, pipeline and natural gas distribution assets -- must be divested as a condition of the regulatory approval of the Merger by the U.S. Federal Trade Commission and the European Commission. These assets, with a carrying value of approximately $3 billion, are expected to be sold in the year 2000. Before tax proceeds for these assets are expected to be in the range of $4 to $5 billion and should be received in 2000. The properties have historically earned approximately $200 million per year.

REORGANIZATION COSTS

In the first quarter of 1999 the corporation recorded a $120 million after-tax charge for the reorganization of Japanese refining and marketing operations in its wholly-owned Esso Sekiyu K.K. and 50.1 percent owned General Sekiyu K.K. affiliates. The reorganization resulted in the reduction of approximately 700 administrative, financial, logistics and marketing service employee positions. The Japanese affiliates recorded a combined charge of $216 million (before tax) to selling, general and administrative expenses for the employee related costs. Substantially all cash expenditures anticipated in the restructuring provision have been paid as of the end of 1999. General Sekiyu also recorded a $211 million (before tax) charge to depreciation and depletion for the write-off of costs associated with the cancellation of a power plant project at the Kawasaki terminal. Manpower reduction savings associated with this reorganization are anticipated to reach $50 million per year after tax in 2000.

   As indicated in note 5, during 1998 Mobil implemented reorganization programs in Australia, New Zealand and Latin America to integrate regional fuels and lubes operations. In Europe Mobil completed the implementation of the downstream alliance with BP. In 1997, Mobil and BP announced that the European downstream alliance would implement a major reorganization of its lubricant base oil refining business. Also in 1997, Mobil commenced two major cost savings initiatives in Asia-Pacific: one in Japan in response to the deregulated business environment and the other in Australia. After-tax costs for programs initiated in 1998 were $41 million and for the 1997 programs were $189 million. Benefits associated with these undertakings are estimated at $140 million per year after tax and should be realized by the end of 2000.

   The following table summarizes the activity in the reorganization reserve. The 1997 opening balance represents accruals for provisions taken in prior years.
                  Opening                                 Balance at
                  Balance     Additions     Deductions     Year End
----------------------------------------------------------------------
                               (millions of dollars)

1997               $368         $272          $340           $300
1998                300           50           181            169
1999                169          224           342             51

                                                                              F8

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


CAPITAL AND EXPLORATION EXPENDITURES

Capital and exploration expenditures in 1999 were $13.3 billion, down from $15.5 billion in 1998, reflecting timing of major project expenditures and reduced activity levels resulting from the low-price environment in early 1999.

   Exploration and production spending was down 16 percent to $8.4 billion in 1999, from $10.0 billion in 1998, primarily reflecting the completion of several major projects in the North Sea, a smaller program in the U.S. in 1999 and lower exploration expenses. Capital investments in refining and marketing totaled $2.4 billion in 1999, down $0.6 billion from 1998, primarily due to lower spending in the retail businesses. Chemicals capital expenditures were $2.2 billion in 1999, up from $2.1 billion in 1998, reflecting higher investments for plant capacity in Asia-Pacific, Saudi Arabia and the Gulf Coast.

   Capital and exploration expenditures in the U.S. totaled $3.4 billion in 1999, a decrease of $0.8 billion from 1998, reflecting lower spending in both exploration and production and refining and marketing. Spending outside the U.S. of $9.9 billion in 1999 compared with $11.3 billion in 1998, reflecting lower expenditures in both exploration and production and refining and marketing, slightly offset by higher spending in chemicals.

   Firm commitments related to capital projects totaled approximately $4.6 billion at the end of 1999, compared with $7.4 billion at year-end 1998. The largest single commitment in 1999 was $2.1 billion associated with the development of natural gas resources in Malaysia. The corporation expects to fund the majority of these commitments through internally generated funds.

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

   Investment opportunities are tested against a variety of market conditions, including low price scenarios. As a result, investments that would succeed only in highly favorable price environments are screened out of the investment plan. In addition, the corporation has had an aggressive asset management program in which under-performing assets are either improved to acceptable levels or divested. The asset management program involves a disciplined, regular review to ensure that all assets are contributing to the corporation's strategic and financial objectives. The result has been the creation of a very efficient capital base. In 1999, no oil or gas assets required adjustments for impairment.

Risk Management

The corporation's size, geographic diversity and the complementary nature of the upstream, downstream and chemicals businesses mitigate the corporation's risk from changes in interest rates, currency rates and commodity prices. As a result, the corporation makes limited use of derivatives to hedge exposures arising from existing transactions. Pre-merger, Mobil managed these exposures using defined benchmarks for hedging to achieve a desired risk profile for the environment in which Mobil operated and financed its assets. The contract positions related to these pre-merger activities are being phased down as such contracts are settled or mature.

   Interest rate, foreign exchange rate and commodity price exposures from the contracts undertaken in accordance with the corporation's policies have not been significant. Derivative instruments are not held for trading purposes nor do they have leveraged features.

Debt-Related Instruments

The corporation is exposed to changes in interest rates, primarily as a result of its short-term and long-term debt with both fixed and floating interest rates. The corporation makes limited use of interest rate swap agreements to adjust the ratio of fixed and floating rates in the debt portfolio. The impact of a 100 basis point change in interest rates affecting the corporation's debt would not be material to earnings, cash flow or fair value. Pre-merger, Mobil's benchmark for interest rate risk was 100 percent floating rate. Mobil's benchmark was also to fully hedge exposures to foreign currency rate risk resulting from debt instruments denominated in a currency other than the functional currency of the borrower or lender.

Foreign Currency Exchange Rate Instruments

The corporation conducts business in many foreign currencies and is subject to foreign currency exchange rate risk on cash flows related to sales, expenses, financing and investment transactions. The impacts of fluctuations in foreign currency exchange rates on ExxonMobil's geographically diverse operations are varied and often offsetting in amount. The corporation makes limited use of currency exchange contracts to reduce the risk of adverse foreign currency movements related to certain foreign currency debt obligations. Under the former Mobil policy, the benchmark used by Mobil was to fully hedge identified net exposures to foreign currency exchange rate risk resulting from transactions in currencies that were not the functional currency of the affected affiliate. Aggregate foreign exchange transaction gains and losses included in net income are discussed in note 6 to the consolidated financial statements.

F9

Commodity Instruments

The corporation makes limited use of commodity forwards, swaps and futures contracts of short duration to mitigate the risk of unfavorable price movements on certain crude, natural gas and petroleum product purchases and sales. Prior to the merger, Mobil's benchmark for hydrocarbon sales and purchases was prevailing market price. Mobil used futures, forwards, swaps and options to achieve this benchmark.

Inflation and Other Uncertainties

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

RECENTLY ISSUED STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board released Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities Information." As amended by Statement No. 137 issued in June 1999, this statement, which must be adopted beginning no later than January 1, 2001 for calendar year companies such as the corporation, establishes accounting and reporting standards for derivative instruments. The statement requires that an entity recognize all derivatives as either assets or liabilities in the financial statements and measure those instruments at fair value, and it defines the accounting for changes in the fair value of the derivatives depending on the intended use of the derivative. Adoption of this statement is not expected to have a material effect upon the corporation's operations or financial condition.

SITE RESTORATION AND OTHER ENVIRONMENTAL COSTS

Over the years the corporation has accrued provisions for estimated site restoration costs to be incurred at the end of the operating life of certain of its facilities and properties. In addition, the corporation accrues provisions for environmental liabilities in the many countries in which it does business when it is probable that obligations have been incurred and the amounts can be reasonably estimated. This policy applies to assets or businesses currently owned or previously disposed. The corporation has accrued provisions for probable environmental remediation obligations at various sites, including multi-party sites where ExxonMobil has been identified as one of the potentially responsible parties by the U.S. Environmental Protection Agency. The involvement of other financially responsible companies at these multi-party sites mitigates ExxonMobil's actual joint and several liability exposure. At present, no individual site is expected to have losses material to ExxonMobil's operations, financial condition or liquidity.

   Charges made against income for site restoration and environmental liabilities were $219 million in 1999, $240 million in 1998 and $190 million in 1997. At the end of 1999, accumulated site restoration and environmental provisions, after reduction for amounts paid, amounted to $3.7 billion. ExxonMobil believes that any cost in excess of the amounts already provided for in the financial statements would not have a materially adverse effect upon the corporation's operations, financial condition or liquidity.

   In 1999, the corporation spent $2,052 million (of which $650 million were capital expenditures) on environmental conservation projects and expenses worldwide, mostly dealing with air and water conservation. Total expenditures for such activities are expected to be about $2 billion in both 2000 and 2001 (with capital expenditures representing about 25 percent of the total).

TAXES

Income, excise and all other taxes and duties totaled $61.5 billion in 1999, an increase of $1.6 billion or 3 percent from 1998. Income tax expense, both current and deferred, was $3.2 billion compared to $3.9 billion in 1998, reflecting lower pre-tax income in 1999, the impact of lower foreign tax rates and favorable resolution of tax-related issues. The effective tax rate was 31.8 percent in 1999 versus 35.2 percent in 1998. Excise and all other taxes and duties increased $2.3 billion to $58.3 billion, reflecting higher prices.

   Income, excise and all other taxes and duties totaled $59.9 billion in 1998, a decrease of $4.8 billion or 7 percent from 1997. Income tax expense, both current and deferred, was $3.9 billion compared to $7.6 billion in 1997, reflecting lower pre-tax income in 1998, the impact of lower foreign tax rates and favorable resolution of tax-related issues. The effective tax rate was 35.2 percent in 1998 versus 41.1 percent in 1997. Excise and all other taxes and duties declined $1.2 billion to $56.0 billion, reflecting lower prices.

                                                                             F10

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


LIQUIDITY AND CAPITAL RESOURCES

In 1999, cash provided by operating activities totaled $15.0 billion, down $1.4 billion from 1998. Major sources of funds were net income of $7.9 billion and non-cash provisions of $8.3 billion for depreciation and depletion.

   Cash used in investing activities totaled $11.0 billion, down $1.0 billion from 1998 primarily as a result of lower additions to property, plant and equipment, partly offset by lower sales of subsidiaries and property, plant and equipment.

   Cash used in financing activities was $4.8 billion, down $2.4 billion, primarily due to fewer common share purchases. Dividend payments on common shares increased from $1.666 per share to $1.687 per share and totaled $5.8 billion, a payout of 74 percent. Total consolidated debt increased by $2.0 billion to $19.0 billion.

   Shareholders' equity increased by $1.3 billion to $63.5 billion. The ratio of debt to capital increased to 22 percent, reflecting higher debt levels. During 1999, Exxon purchased 8.3 million shares of its common stock for the treasury at a cost of $648 million. These purchases were used to offset shares issued in conjunction with the company's benefit plans and programs. Purchases were made both in the open market and through negotiated transactions. Consistent with pooling of interest accounting requirements, these repurchases were suspended effective with the close of the ExxonMobil merger on November 30, 1999. Previously, as a consequence of the then proposed merger of Exxon and Mobil announced on December 1, 1998, both companies' repurchase programs to reduce the number of shares outstanding were discontinued.

   In 1998, cash provided by operating activities totaled $16.4 billion, down $5.0 billion from 1997. Major sources of funds were net income of $8.1 billion and non-cash provisions of $8.4 billion for depreciation and depletion.

   Cash used in investing activities in 1998 totaled $12.0 billion, up $1.1 billion from 1997 primarily as a result of higher additions to property, plant and equipment and lower sales of subsidiaries and property, plant and equipment.

   Cash used in financing activities was $7.1 billion in 1998. Dividend payments on common shares increased from $1.619 per share to $1.666 per share and totaled $5.8 billion, a payout of 72 percent. Total consolidated debt was essentially unchanged from 1997, reflecting the de-consolidation of majority owned companies in Hong Kong and China discussed in note 9 to the consolidated financial statements, offset by increased borrowing.

   Shareholders' equity decreased by $1.0 billion to $62.1 billion. The ratio of debt to capital increased from 20.3 percent to 20.6 percent. During 1998, Exxon and Mobil purchased a combined 53.1 million shares of their common stock at a cost of $3.5 billion. These purchases reflect both Exxon's increased share repurchases announced in the first quarter of 1997 and Mobil's increased share repurchases announced in the third quarter of 1998, as well as purchases to offset shares issued in conjunction with the company's benefit plans and programs. Purchases were made in both the open market and through negotiated transactions. As a consequence of the then proposed merger of Exxon and Mobil announced on December 1, 1998, both companies' repurchase programs to reduce the number of shares outstanding were discontinued.

   Although the corporation issues long-term debt from time to time and maintains a revolving commercial paper program, internally generated funds cover the majority of its financial requirements.

   As discussed in note 15 to the consolidated financial statements, the corporation's financial derivative activities are limited to simple risk management strategies. The corporation does not trade in financial derivatives nor does it use financial derivatives with leveraged features. The corporation maintains a system of controls that includes a policy covering the authorization, reporting, and monitoring of derivative activity. The corporation's derivative activities pose no material credit or market risks to ExxonMobil's operations, financial condition or liquidity.

Litigation and Other Contingencies

   As discussed in note 19 to the consolidated financial statements, a number of lawsuits, including class actions, were brought in various courts against the corporation and certain of its subsidiaries relating to the accidental release of crude oil from the tanker Exxon Valdez in 1989. Essentially all of these lawsuits have now been resolved or are subject to appeal.
   On September 24, 1996, the United States District Court for the District of Alaska entered a judgment in the amount of $5.058 billion in the Exxon Valdez civil trial that began in May 1994. The District Court awarded approximately $19.6 million in compensatory damages to fisher plaintiffs, $38 million in prejudgment interest on the compensatory damages and $5 billion in punitive damages to a class composed of all persons and entities who asserted claims for punitive damages from the corporation as a result of the Exxon Valdez grounding. The District Court also ordered that these awards shall bear interest from and after entry of the judgment. The District Court stayed execution on the judgment pending appeal based on a $6.75 billion letter of credit posted by the corporation. The corporation has appealed the judgment. The corporation has also appealed the District Court's denial of its renewed motion for a new trial. The United States Court of Appeals for the Ninth Circuit heard oral arguments on the appeals on May 3, 1999. ExxonMobil continues to believe that the punitive damages in this case are unwarranted and that the judgment should be set aside or substantially reduced by the appellate courts. The ultimate cost to ExxonMobil from the lawsuits arising from the Exxon Valdez grounding is not possible to predict and may not be resolved for a number of years.

   The U.S. Tax Court has decided the issue with respect to the pricing of crude oil purchased from Saudi Arabia for the years 1979-1981 in favor of the corporation. This decision is subject to

F11
appeal. Certain other issues for the years 1979-1988 remain pending before the Tax Court. Ultimate resolution of these issues and several other tax and legal issues, notably final resolution of the gas lifting imbalance in the Common Area (along the German/Dutch border), is not expected to have a materially adverse effect upon the corporation's operations, financial condition or liquidity.
   There are no events or uncertainties known to management beyond those already included in reported financial information that would indicate a material change in future operating results or financial condition.

THE EURO

On January 1, 1999, eleven European countries established fixed conversion rates between their existing sovereign currencies ("legacy currencies") and adopted the euro as their common legal currency. The euro and the legacy currencies are each legal tender for transactions now. Beginning January 1, 2002, the participating countries will issue euro-denominated bills and coins. By July 1, 2002 each country will withdraw its sovereign currency and transactions thereafter will be conducted solely in euros. Based on work to date, the conversion to the euro is not expected to have a material effect on the corporation's operations, financial condition or liquidity.

YEAR 2000 ISSUE

The Year 2000 issue resulted from computer programs being written using two digits rather than four to define a specific year, leading to the potential for problems during transition to the year 2000. ExxonMobil's preparation work for the Year 2000 rollover spanned several years. The scope of this work encompassed business information systems, infrastructure and technical and field systems, including systems utilizing embedded technology, such as micro-controllers. ExxonMobil completed preparation work in 1999, and the rollover occurred with no significant events or operational impacts. The total cost to the corporation of achieving Year 2000 compliant systems was approximately $410 million pre-tax, primarily over the 1997-1999 timeframe. Total expenditures in 1999 were approximately $120 million pre-tax.

FORWARD-LOOKING STATEMENTS

Statements in this discussion regarding expectations, plans and future events or conditions are forward-looking statements. Actual future results, including synergy benefits from the merger; asset divestment proceeds; financing sources; the resolution of contingencies; the effect of changes in prices, interest rates and other market conditions; and environmental and capital expenditures could differ materially depending on a number of factors. These factors include management's ability to implement merger plans successfully and on schedule; the outcome of commercial negotiations; and other factors discussed above and in
Item 1 of ExxonMobil's most recent annual report on Form 10-K.

                                                                             F12

REPORT OF INDEPENDENT ACCOUNTANTS


[LOGO] PricewaterhouseCoopers LLP

                                                          Dallas, Texas
                                                          February 23, 2000

To the Shareholders of Exxon Mobil Corporation

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements appearing on pages F14 through F32 present fairly, in all material respects, the financial position of Exxon Mobil Corporation and its subsidiary companies at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of Mobil Corporation on November 30, 1999 in a transaction accounted for as a pooling of interests, as described in note 3 to the consolidated financial statements. We did not audit the financial statements of Mobil Corporation, which statements reflect total assets of $42,754 million at December 31, 1998, and total revenues of $53,531 million and $65,906 million for the years ended December 31, 1998 and 1997, respectively. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Mobil Corporation, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for the opinion expressed above.

As discussed in note 2 to the consolidated financial statements, the corporation changed its method of accounting for the cost of start-up activities in 1998.

                                                /s/ PRICEWATERHOUSECOOPERS LLP

F13

CONSOLIDATED STATEMENT OF INCOME

                                                                     1999           1998            1997
----------------------------------------------------------------------------------------------------------
                                                                          (millions of dollars)
Revenue
   Sales and other operating revenue, including excise taxes      $ 182,529      $ 165,627       $ 197,735
   Earnings from equity interests and other revenue                   2,998          4,015           4,011
                                                                  ----------------------------------------
        Total revenue                                             $ 185,527      $ 169,642       $ 201,746
                                                                  ----------------------------------------
Costs and other deductions
   Crude oil and product purchases                                $  77,011      $  62,145       $  83,441
   Operating expenses                                                16,806         17,666          19,475
   Selling, general and administrative expenses                      13,134         12,925          13,574
   Depreciation and depletion                                         8,304          8,355           8,228
   Exploration expenses, including dry holes                          1,246          1,506           1,252
   Merger related expenses                                              625              -               -
   Interest expense                                                     695            568             863
   Excise taxes                                                      21,646         20,926          21,183
   Other taxes and duties                                            34,765         33,203          33,867
   Income applicable to minority and preferred interests                145            265             526
                                                                  ----------------------------------------
        Total costs and other deductions                          $ 174,377      $ 157,559       $ 182,409
                                                                  ----------------------------------------
Income before income taxes                                        $  11,150      $  12,083       $  19,337
   Income taxes                                                       3,240          3,939           7,605
                                                                  ----------------------------------------
Income before cumulative effect of accounting change              $   7,910      $   8,144       $  11,732
   Cumulative effect of accounting change                                 -            (70)              -
                                                                  ----------------------------------------
Net income                                                        $   7,910      $   8,074       $  11,732
                                                                  ========================================

Net income per common share (dollars)
   Before cumulative effect of accounting change                  $    2.28      $    2.33       $    3.32
   Cumulative effect of accounting change                                 -          (0.02)              -
                                                                  ----------------------------------------
   Net income                                                     $    2.28      $    2.31       $    3.32
                                                                  ----------------------------------------

Net income per common share - assuming dilution (dollars)
   Before cumulative effect of accounting change                  $    2.25      $    2.30       $    3.28
   Cumulative effect of accounting change                                 -          (0.02)              -
                                                                  ----------------------------------------
   Net income                                                     $    2.25      $    2.28       $    3.28
                                                                  ----------------------------------------

The information on pages F18 through F32 is an integral part of these statements.

                                                                             F14

CONSOLIDATED BALANCE SHEET

                                                                                                    Dec. 31        Dec. 31
                                                                                                     1999           1998
---------------------------------------------------------------------------------------------------------------------------
                                                                                                    (millions of dollars)
Assets
   Current assets
     Cash and cash equivalents                                                                    $   1,688       $   2,386
     Other marketable securities                                                                         73              50
     Notes and accounts receivable, less estimated doubtful amounts                                  19,155          15,829
     Inventories
        Crude oil, products and merchandise                                                           7,370           7,537
        Materials and supplies                                                                        1,122           1,155
     Prepaid taxes and expenses                                                                       1,733           1,637
                                                                                                  -------------------------
          Total current assets                                                                    $  31,141       $  28,594
   Investments and advances                                                                          14,544          13,915
   Property, plant and equipment, at cost, less accumulated depreciation and depletion               94,043          92,583
   Other assets, including intangibles, net                                                           4,793           4,243
                                                                                                  -------------------------
          Total assets                                                                            $ 144,521       $ 139,335
                                                                                                  =========================

Liabilities
   Current liabilities
     Notes and loans payable                                                                      $  10,570       $   8,484
     Accounts payable and accrued liabilities                                                        25,492          23,154
     Income taxes payable                                                                             2,671           2,143
                                                                                                  -------------------------
          Total current liabilities                                                               $  38,733       $  33,781
   Long-term debt                                                                                     8,402           8,532
   Annuity reserves and accrued liabilities                                                          12,902          13,002
   Deferred income tax liabilities                                                                   16,251          16,749
   Deferred credits                                                                                   1,079           1,524
   Equity of minority and preferred shareholders in affiliated companies                              3,688           3,627
                                                                                                  -------------------------
          Total liabilities                                                                       $  81,055       $  77,215
                                                                                                  -------------------------

Shareholders' equity
   Class A preferred stock without par value (16.5 million shares authorized)                     $       -       $     105
   Class B preferred stock without par value (0.2 million shares authorized)                              -             641
   Benefit plan related balances                                                                       (298)           (793)
   Common stock without par value (4,500 million shares authorized)                                   3,403           4,870
   Earnings reinvested                                                                               75,055          75,109
   Accumulated other nonowner changes in equity
     Cumulative foreign exchange translation adjustment                                              (2,300)         (1,573)
     Minimum pension liability adjustment                                                              (299)           (408)
     Unrealized gains on stock investments                                                               31               -
   Common stock held in treasury (533 million shares in 1999 and 711 million shares in 1998)        (12,126)        (15,831)
                                                                                                  -------------------------
          Total shareholders' equity                                                              $  63,466       $  62,120
                                                                                                  -------------------------
          Total liabilities and shareholders' equity                                              $ 144,521       $ 139,335
                                                                                                  =========================

The information on pages F18 through F32 is an integral part of these statements.

F15




CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                                            1999                         1998                         1997
                                                ------------------------------------------------------------------------------------

                                                                Nonowner                      Nonowner                     Nonowner
                                                Shareholders'  Changes in    Shareholders'   Changes in   Shareholders'   Changes in
                                                  Equity         Equity         Equity         Equity        Equity         Equity
                                                ------------------------------------------------------------------------------------

                                                                                  (millions of dollars)
Class A preferred stock outstanding
  at end of year                                $      -                      $    105                      $    190
Class B preferred stock outstanding
  at end of year                                       -                           641                           665
Benefit plan related balances                       (298)                         (793)                         (554)
Common stock (see note 13)
     At beginning of year                          4,870                         4,766                         5,181
        Issued                                        92                           104                            84
        Other                                        303                             -                             -
        Cancellation of common stock held
          in treasury                             (1,862)                            -                          (499)
                                                --------                      --------                      --------
     At end of year                             $  3,403                      $  4,870                      $  4,766
                                                --------                      --------                      --------
Earnings reinvested
     At beginning of year                         75,109                        72,875                        76,264
        Net income for year                        7,910       $  7,910          8,074       $  8,074         11,732       $ 11,732
        Dividends - common and preferred shares   (5,872)                       (5,840)                       (5,751)
        Cancellation of common stock held
          in treasury                             (2,092)                            -                        (9,370)
                                                --------                      --------                      --------
     At end of year                             $ 75,055                      $ 75,109                      $ 72,875
                                                --------                      --------                      --------
Accumulated other nonowner changes in equity
     At beginning of year                         (1,981)                       (1,940)                        1,053
        Foreign exchange translation adjustment     (727)          (727)           367            367         (2,993)        (2,993)
        Minimum pension liability adjustment         109            109           (408)          (408)             -              -
        Unrealized gains on stock investments         31             31              -              -              -              -
                                                --------                      --------                      --------
     At end of year                             $ (2,568)                     $ (1,981)                     $ (1,940)
                                                --------       --------       --------       --------       --------       --------
        Total                                                  $  7,323                      $  8,033                      $  8,739
                                                               ========                      ========                      ========

Common stock held in treasury
     At beginning of year                        (15,831)                      (12,881)                      (20,163)
        Acquisitions, at cost                       (976)                       (3,523)                       (3,101)
        Dispositions                                 727                           573                           514
        Cancellation, returned to unissued         3,954                             -                         9,869
                                                --------                      --------                      --------
     At end of year                             $(12,126)                     $(15,831)                     $(12,881)
                                                --------                      --------                      --------
Shareholders' equity at end of year             $ 63,466                      $ 62,120                      $ 63,121
                                                ========                      ========                      ========


                                                                             Share Activity
                                                 ----------------------------------------------------------------------
                                                   1999                          1998                          1997
                                                 ----------------------------------------------------------------------
                                                                           (millions of shares)
Class A preferred stock                                -                             2                             3
Class B preferred stock                                -                           0.2                           0.2
Common stock
   Issued (see note 13)
     At beginning of year                          4,169                         4,164                         4,802
        Issued                                         4                             5                             4
        Cancelled                                   (163)                            -                          (642)
                                                 -------                       -------                       -------
     At end of year                                4,010                         4,169                         4,164
                                                 -------                       -------                       -------
Held in treasury (see note 13)
     At beginning of year                           (711)                         (674)                       (1,279)
        Acquisitions                                 (17)                          (53)                          (53)
        Dispositions                                  32                            16                            16
        Cancellation, returned to unissued           163                             -                           642
                                                 -------                       -------                       -------
     At end of year                                 (533)                         (711)                         (674)

                                                 -------                       -------                       -------
Common shares outstanding at end of year           3,477                         3,458                         3,490
                                                 =======                       =======                       =======

The information on pages F18 through F32 is an integral part of these statements.

                                                                             F16

CONSOLIDATED STATEMENT OF CASH FLOWS



                                                                                                   1999         1998         1997
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                        (millions of dollars)
Cash flows from operating activities
   Net income
     Accruing to ExxonMobil shareholders                                                         $  7,910     $  8,074     $ 11,732
     Accruing to minority and preferred interests                                                     145          265          526
   Adjustments for non-cash transactions
     Depreciation and depletion                                                                     8,304        8,355        8,228
     Deferred income tax charges/(credits)                                                         (1,439)         318          834
     Annuity and accrued liability provisions                                                         412         (251)         420
   Dividends received greater than/(less than) equity in current earnings of equity companies         146          328           73
   Changes in operational working capital, excluding cash and debt
     Reduction/(increase)  - Notes and accounts receivable                                         (3,478)       2,170        2,078
                           - Inventories                                                               50          438          292
                           - Prepaid taxes and expenses                                               177            8          (30)
     Increase/(reduction)  - Accounts and other payables                                            3,046       (3,010)      (2,884)
   All other items - net                                                                             (260)        (259)         173
                                                                                                 -----------------------------------
     Net cash provided by operating activities                                                   $ 15,013     $ 16,436     $ 21,442
                                                                                                 -----------------------------------
Cash flows from investing activities
   Additions to property, plant and equipment                                                    $(10,849)    $(12,730)    $(11,652)
   Sales of subsidiaries and property, plant and equipment                                            854        1,522        2,193
   Additional investments and advances                                                             (1,476)      (1,469)      (1,741)
   Sales of investments and collection of advances                                                    505          698          363
   Additions to other marketable securities                                                           (61)         (61)         (37)
   Sales of other marketable securities                                                                42           58           39
                                                                                                 -----------------------------------
     Net cash used in investing activities                                                       $(10,985)    $(11,982)    $(10,835)
                                                                                                 -----------------------------------
Net cash generation before financing activities                                                  $  4,028     $  4,454     $ 10,607
                                                                                                 -----------------------------------
Cash flows from financing activities
   Additions to long-term debt                                                                   $    454     $  1,384     $  1,089
   Reductions in long-term debt                                                                      (341)        (305)        (806)
   Additions to short-term debt                                                                     1,870          930        1,118
   Reductions in short-term debt                                                                   (2,359)      (2,175)      (2,591)
   Additions/(reductions) in debt with less than 90 day maturity                                    2,210        2,384          282
   Cash dividends to ExxonMobil shareholders                                                       (5,872)      (5,843)      (5,757)
   Cash dividends to minority interests                                                              (219)        (387)        (420)
   Changes in minority interests and sales/(purchases) of affiliate stock                            (200)         (84)         204
   Common stock acquired                                                                             (670)      (3,547)      (3,122)
   Common stock sold                                                                                  348          507          424
                                                                                                 -----------------------------------
     Net cash used in financing activities                                                       $ (4,779)    $ (7,136)    $ (9,579)
                                                                                                 -----------------------------------

Effects of exchange rate changes on cash                                                         $     53     $     23     $   (127)
                                                                                                 -----------------------------------
Increase/(decrease) in cash and cash equivalents                                                 $   (698)    $ (2,659)    $    901
Cash and cash equivalents at beginning of year                                                      2,386        5,045        4,144
                                                                                                 -----------------------------------
Cash and cash equivalents at end of year                                                         $  1,688     $  2,386     $  5,045
                                                                                                 ===================================


The information on pages F18 through F32 is an integral part of these statements.


F17

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

   The accompanying consolidated financial statements and the supporting and supplemental material are the responsibility of the management of Exxon Mobil Corporation.

1. Summary of Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of those significant subsidiaries owned directly or indirectly with more than 50 percent of the voting rights held by the corporation, and for which other shareholders do not possess the right to participate in significant management decisions. Amounts representing the corporation's percentage interest in the underlying net assets of other significant subsidiaries and less than majority owned companies in which a significant equity ownership interest is held, are included in "Investments and advances"; the corporation's share of the net income of these companies is included in the consolidated statement of income caption "Earnings from equity interests and other revenue."

   Investments in other companies, none of which is significant, are generally included in "Investments and advances" at cost or less. Dividends from these companies are included in income as received.

Revenue Recognition. Revenues associated with sales of crude oil, natural gas, petroleum and chemical products and all other items are recorded when title passes to the customer.

   Revenues from the production of natural gas properties in which the corporation has an interest with the other producers are recognized on the basis of the company's net working interest. Differences between actual production and net working interest volumes are not significant.

Derivative Instruments. As discussed in footnote 15, the corporation makes limited use of derivative instruments to hedge its exposures associated with interest rates, foreign currency exchange rates and hydrocarbon prices. Gains and losses on hedging contracts are recognized concurrent with the recognition of the economic impact of the underlying exposures using either the accrual or deferral method of accounting. In order to qualify for hedge accounting, the derivative instrument must be designated and effective as a hedge.

   The accrual method is used for interest rate swaps, cross-currency interest rate swaps and commodity swaps. Under the accrual method, differentials in the swapped amounts are recorded as adjustments of the underlying periodic cash flows that are being hedged. If these swaps are terminated, the gains and losses are amortized over the original lives of such contracts. The deferral method is used for futures exchange contracts, forward contracts and commodity swaps. Gains and losses resulting from changes in value of derivative instruments are deferred and recognized in the same period as the gains and losses of the items being hedged.

   Cash flow from derivative instruments that qualify for hedge accounting is included in the same category for cash flow purposes as the item being hedged.

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

   Oil, gas and other properties held and used by the corporation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The corporation estimates the future undiscounted cash flows of the affected properties to judge the recoverability of carrying amounts. In general, analyses are based on proved reserves, except in circumstances where it is probable that additional resources will be developed and contribute to cash flows in the future.

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

                                                                             F18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency Translation. The "functional currency" for translating the accounts of the majority of refining, marketing and chemical operations outside the U.S. is the local currency. Local currency is also used for exploration and production operations that are relatively self-contained and integrated within a particular country, such as in Canada, the United Kingdom, Norway and Continental Europe. The U.S. dollar is used for operations in highly inflationary economies, in Singapore which is predominantly export oriented and for some exploration and production operations, primarily in Malaysia, Indonesia, Nigeria, Equatorial Guinea and the Middle East. For all operations, gains or losses on remeasuring foreign currency transactions into functional currency are included in income.

2. Accounting Change

Effective as of January 1, 1998, the corporation adopted the American Institute of Certified Public Accountants' Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." This statement requires that costs of start-up activities and organizational costs be expensed as incurred. The cumulative effect of this accounting change on years prior to 1998 was a charge of $70 million (net of $70 million income tax effect), or $0.02 per common share.

3. Merger of Exxon Corporation and Mobil Corporation

On November 30, 1999, a wholly-owned subsidiary of Exxon Corporation (Exxon) merged with Mobil Corporation (Mobil) so that Mobil became a wholly-owned subsidiary of Exxon (the "Merger"). At the same time, Exxon changed its name to Exxon Mobil Corporation (ExxonMobil). Under the terms of the agreement, approximately 1.0 billion shares of ExxonMobil common stock were issued in exchange for all the outstanding shares of Mobil common stock based upon an exchange ratio of 1.32015. Following the exchange, former shareholders of Exxon owned approximately 70 percent of the corporation, while former Mobil shareholders owned approximately 30 percent of the corporation. Each outstanding share of Mobil preferred stock was converted into one share of a new class of ExxonMobil preferred stock.

   As a result of the Merger, the accounts of certain refining, marketing and chemicals operations jointly controlled by the combining companies have been included in the consolidated financial statements. These operations were previously accounted for by Exxon and Mobil as separate companies using the equity method of accounting.

   The Merger was accounted for as a pooling of interests. Accordingly, the consolidated financial statements give retroactive effect to the Merger, with all periods presented as if Exxon and Mobil had always been combined. Certain reclassifications have been made to conform the presentation of Exxon and Mobil.

   The following table sets forth summary data for the separate companies and the combined amounts for periods prior to the Merger.

                           Nine Months                  Year
                             Ended                     Ended
                          September 30              December 31
                          ------------         ----------------------
                             1999              1998              1997
-------------------------------------------------------------------------
                                       (millions of dollars)
Revenues
   Exxon                  $  89,378         $ 117,772         $ 137,242
   Mobil                     42,782            53,531            65,906
   Adjustments (1)            6,033             7,987             9,925
   Eliminations              (7,248)           (9,648)          (11,327)
                          -----------------------------------------------
ExxonMobil                $ 130,945         $ 169,642         $ 201,746
                          ===============================================
Net Income
   Exxon                  $   3,725         $   6,370         $   8,460
   Mobil                      1,901             1,704             3,272
                          -----------------------------------------------
ExxonMobil                $   5,626         $   8,074         $  11,732
                          ===============================================

(1) Consolidation of activities previously accounted for using the equity method of accounting.

In association with the Merger, $625 million pre-tax ($469 million after-tax) of costs were recorded as merger related expenses. Charges included separation expenses of approximately $350 million related to workforce reductions (approximately 1,750 employees at year-end 1999), plus implementation and merger closing costs. The reserve balance, primarily related to severance, at year end 1999 of approximately $330 million, is expected to be expended in 2000.

   Certain property -- primarily refining, marketing, pipeline and natural gas distribution assets -- must be divested as a condition of the regulatory approval of the Merger by the U.S. Federal Trade Commission and the European Commission. These assets, with a carrying value of approximately $3 billion, are expected to be sold in the year 2000. The properties have historically earned approximately $200 million per year.

4. Adjustments of Asset Carrying Amounts

In 1998, as a result of lower worldwide crude oil and petroleum product prices, Mobil recorded a charge of $325 million before tax ($270 million after tax) in crude oil and product purchases to adjust certain inventories to their market value.

   Also in 1998, a charge of $491 million before tax ($387 million after tax) was recorded by Mobil to write down certain oil and gas properties to fair value, mainly in the U.S., Latin America and Asia-Pacific. These write-downs were the result of the reduction of hydrocarbon reserves and governmental actions. Of this amount, $352 million was recorded in depreciation and depletion with the remainder recorded primarily in operating expenses and exploration expenses.

5. Reorganization Costs

In the first quarter of 1999, the corporation recorded a $120 million after-tax charge for the non-merger related reorganization of Japanese refining and marketing operations in its wholly-owned Esso Sekiyu K.K. and 50.1 percent owned General Sekiyu K.K. affiliates. The reorganization resulted in the reduction of approximately 700 administrative, financial, logistics and marketing service employee positions. The Japanese affiliates recorded a combined charge of $216 million (before tax) to selling, general and administrative expenses for the employee related costs. Substantially all cash expenditures anticipated in the restructuring provi-

F19
sion have been paid as of the end of 1999. General Sekiyu also recorded a $211 million (before tax) charge to depreciation and depletion for the write-off of costs associated with the cancellation of a power plant project at the Kawasaki terminal.

   In 1998, Mobil implemented new reorganization programs in Australia and New Zealand and in Latin America to integrate regional fuels and lubes operations. These programs resulted in the elimination of approximately 500 positions as well as asset write-downs in Australia and New Zealand. A provision of $50 million ($41 million after tax) was recorded in selling, general and administrative expenses and depreciation and depletion for these programs. In 1998 and 1999, a combination of cash for employee separation benefits and exit costs and noncash costs for the closure of facilities essentially depleted the reserve.

   Also during 1998, Mobil and BP completed the implementation of their alliance, which combined the companies' European operations in the refining and marketing of fuels and lubricants. This alliance resulted in the elimination of approximately 1,000 positions, the impairment of certain fuels marketing assets and the closure of surplus facilities. During 1996, a provision of $184 million ($145 million after tax), was established primarily for separation costs related to workforce reductions, facilities closure costs and asset write-downs. There was no amount remaining in the reserve at December 31, 1999, for this program.

   In 1997, Mobil and BP announced that the alliance would implement a major restructuring of its lubricant base oil refining business. This program resulted in the elimination of approximately 460 positions and in write-downs and closure of certain facilities and was completed by the end of 1999. Reserves were recorded in 1997 of about $86 million ($82 million after tax) mainly for employee severance costs associated with workforce reductions and for write-downs and closure of certain facilities. These costs were recorded in earnings from equity interests and selling, general and administrative expenses. Cash outlays have been approximately $40 million and non-cash costs about $20 million. The amounts remaining in the reserve at December 31, 1999, 1998 and 1997 were $28 million, $35 million and $66 million, respectively.

   Also in 1997, Mobil commenced two major cost savings initiatives in Asia-Pacific--one in Japan in response to the deregulated business environment and the other in Australia. These programs resulted in the elimination of approximately 400 positions and the impairment of certain assets. In 1997, reserves were recorded in the amount of $172 million ($107 million after tax) primarily for separation costs related to workforce reductions and for closure of certain facilities. The provisions were recorded in selling, general and administrative expenses; operating expenses; earnings from equity interests and other revenue and depreciation and depletion. At the end of 1999 the reserve was essentially depleted.

   The following table summarizes the activity in the reorganization reserve. The 1997 opening balance represents accruals for provisions taken in prior years.

                 Opening                                  Balance at
                 Balance     Additions     Deductions      Year End
--------------------------------------------------------------------
                              (millions of dollars)

1997              $368         $272          $340            $300
1998               300           50           181             169
1999               169          224           342              51

6. Miscellaneous Financial Information

Research and development costs totaled $630 million in 1999, $753 million in 1998 and $763 million in 1997.

   Net income included aggregate foreign exchange transaction losses of $5 million in 1999, and gains of $20 million in 1998 and $113 million in 1997.

   In 1999, 1998 and 1997, net income included losses of $7 million, $8 million and gains of $69 million, respectively, attributable to the combined effects of LIFO inventory accumulations and draw-downs. The aggregate replacement cost of inventories was estimated to exceed their LIFO carrying values by $5,898 million and $957 million at December 31, 1999 and 1998, respectively.

7. Cash Flow Information

The consolidated statement of cash flows provides information about changes in cash and cash equivalents. Highly liquid investments with maturities of three months or less when acquired are classified as cash equivalents.

   Cash payments for interest were: 1999 - $882 million, 1998 - $1,066 million and 1997 - $1,149 million. Cash payments for income taxes were: 1999 - $3,805 million, 1998 - $4,629 million and 1997 - $6,762 million.

8. Additional Working Capital Data               Dec. 31          Dec. 31
                                                   1999             1998
--------------------------------------------------------------------------
Notes and accounts receivable                       (millions of dollars)
   Trade, less reserves of $231 million
     and $234 million                             $14,605          $10,862
   Other, less reserves of $10 million
     and $13 million                                4,550            4,967
                                                  ------------------------
                                                  $19,155          $15,829
                                                  ========================

Notes and loans payable
   Bank loans                                     $ 2,223          $ 2,051
   Commercial paper                                 7,231            4,595
   Long-term debt due within one year                 407            1,524
   Other                                              709              314
                                                  ------------------------
                                                  $10,570          $ 8,484
                                                  ========================

Accounts payable and accrued liabilities
   Trade payables                                 $13,524          $10,915
   Obligations to equity companies                    608              498
   Accrued taxes other than income taxes            6,005            5,539
   Other                                            5,355            6,202
                                                  ------------------------
                                                  $25,492          $23,154
                                                  ========================

On December 31, 1999, unused credit lines for short-term financing totaled approximately $7.1 billion. Of this total, $4.7 billion support commercial paper programs under terms negotiated when drawn. The weighted average interest rate on short-term borrowings outstanding at December 31, 1999 and 1998 was 5.6 percent and 5.1 percent, respectively.

                                                                             F20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Equity Company Information

The summarized financial information below includes amounts related to certain less than majority owned companies and majority owned subsidiaries where minority shareholders possess the right to participate in significant management decisions (see note 1). These companies are primarily engaged in crude production, natural gas marketing and refining operations in North America; natural gas production and distribution, refining and marketing operations in Europe and crude production in Kazakhstan and the Middle East. Also included are several power generation, petrochemical/lubes manufacturing and chemical ventures.

   Exxon and Mobil each owned 25 percent of certain refining, marketing and chemical operations in Japan and accounted for their interests using the equity method. As a result of the merger, ExxonMobil now owns 50 percent of these operations. These financial statements reflect the consolidation of these operations because the interests not owned by ExxonMobil have less than 50 percent of the voting rights.

   During the fourth quarter of 1998, ExxonMobil de-consolidated the majority owned power companies in Hong Kong and China in response to new accounting requirements. These financial statements reflect the de-consolidation of these companies retroactive to January 1, 1998. ExxonMobil's 1998 net income was not affected by the de-consolidation. As of January 1, 1998, these affiliates had assets of $4.3 billion and total liabilities of $3.6 billion, including $2.5 billion of short-term and long-term debt.



                                                                          1999                 1998                  1997
                                                                  ------------------------------------------------------------------

                                                                            ExxonMobil           ExxonMobil            ExxonMobil
Equity Company Financial Summary                                    Total      Share     Total      Share      Total      Share
------------------------------------------------------------------------------------------------------------------------------------
                                                                                       (millions of dollars)
Total revenues
   Percent of revenues from companies included in the ExxonMobil
     consolidation was 8% in 1997, 7% in 1998, and 8% in 1999     $ 94,534   $ 32,124   $ 76,552   $ 24,740   $ 81,861   $ 26,403
                                                                  ------------------------------------------------------------------
Income before income taxes                                        $  4,100   $  2,095   $  4,104   $  2,002   $  4,826   $  2,165
Less: Related income taxes                                            (734)      (449)    (1,071)      (492)    (1,352)      (566)
                                                                  ------------------------------------------------------------------
        Net income                                                $  3,366   $  1,646   $  3,033   $  1,510   $  3,474   $  1,599
                                                                  ==================================================================

Current assets                                                    $ 21,518   $  7,739   $ 19,037   $  6,645   $ 16,628   $  6,115
Property, plant and equipment, less accumulated depreciation        44,213     15,509     40,268     15,221     32,799     11,477
Other long-term assets                                               4,806      2,106      3,529      1,449      3,685      1,613
                                                                  ------------------------------------------------------------------
        Total assets                                              $ 70,537   $ 25,354   $ 62,834   $ 23,315   $ 53,112   $ 19,205
                                                                  ------------------------------------------------------------------

Short-term debt                                                   $  2,856   $  1,129   $  2,628   $  1,048   $  1,804   $    678
Other current liabilities                                           18,129      6,324     16,367      5,574     15,237      5,488
Long-term debt                                                      13,486      3,978     11,316      3,488      8,033      2,063
Other long-term liabilities                                          5,372      2,598      4,974      2,362      4,546      1,848
Advances from shareholders                                           3,636      1,919      3,734      2,017      2,139      1,151
                                                                  ------------------------------------------------------------------
        Net assets                                                $ 27,058   $  9,406   $ 23,815   $  8,826   $ 21,353   $  7,977
                                                                  ==================================================================



10. Investments and Advances                                                       Dec. 31     Dec. 31
                                                                                    1999        1998
--------------------------------------------------------------------------------------------------------
                                                                                   (millions of dollars)
Companies carried at equity in underlying assets
   Investments                                                                     $ 9,406      $ 8,826
   Advances                                                                          1,919        2,017
                                                                                   --------------------
                                                                                   $11,325      $10,843
Companies carried at cost or less and stock investments carried at fair value          964          769
                                                                                   --------------------
                                                                                   $12,289      $11,612
Long-term receivables and miscellaneous investments at cost or less                  2,255        2,303
                                                                                   --------------------
        Total                                                                      $14,544      $13,915
                                                                                   ====================


F21



11. Investment in Property, Plant and Equipment           Dec. 31, 1999              Dec. 31, 1998
                                                     --------------------------------------------------
                                                       Cost           Net          Cost           Net
-------------------------------------------------------------------------------------------------------
                                                                    (millions of dollars)
Petroleum and natural gas
   Exploration and production                        $106,067      $ 48,100      $100,969      $ 46,900
   Refining and marketing                              54,772        28,974        54,341        29,412
                                                     --------------------------------------------------
        Total petroleum and natural gas              $160,839      $ 77,074      $155,310      $ 76,312
Chemicals                                              17,564         9,969        16,921         9,501
Other                                                  10,809         7,000        10,236         6,770
                                                     --------------------------------------------------
        Total                                        $189,212      $ 94,043      $182,467      $ 92,583
                                                     ==================================================

Accumulated depreciation and depletion totaled $95,169 million at the end of 1999 and $89,884 million at the end of 1998. Interest capitalized in 1999, 1998 and 1997 was $595 million, $545 million and $595 million, respectively.

--------------------------------------------------------------------------------

12. Leased Facilities

At December 31, 1999, the corporation and its consolidated subsidiaries held non-cancelable operating charters and leases covering drilling equipment, tankers, service stations and other properties with minimum lease commitments as indicated in the table.

   Net rental expenditures for 1999, 1998 and 1997 totaled $2,172 million, $2,760 million and $2,841 million, respectively, after being reduced by related rental income of $317 million, $331 million and $319 million, respectively. Minimum rental expenditures totaled $2,311 million in 1999, $2,910 million in 1998 and $2,994 million in 1997.


                                   Minimum          Related
                                 commitment      rental income
--------------------------------------------------------------
                                     (millions of dollars)

2000                              $ 1,070             $ 81
2001                                  875               69
2002                                  696               35
2003                                  538               24
2004                                  418               17
2005 and beyond                     2,778              105


                                                                             F22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


13. Capital

At the effective time of the merger of Exxon and Mobil, the authorized common stock of ExxonMobil was increased from three billion shares to 4.5 billion shares. Under the terms of the merger agreement, approximately 1.0 billion shares of ExxonMobil common stock were issued in exchange for all of the outstanding shares of Mobil's common stock based upon an exchange ratio of
1.32015 ExxonMobil shares for each Mobil share.

   In 1997, 642 million shares of Exxon common stock held by Exxon as treasury shares were cancelled and returned to the status of authorized but unissued shares. Mobil's common stock accounted for as treasury stock was cancelled at the effective time of the merger.

   In 1989, Mobil sold 206 thousand shares of a new issue of Series B Convertible Preferred Stock to its employee stock ownership plan (Mobil ESOP) trust for $3,887.50 per share. Each preferred share was convertible into 100 shares of Mobil common stock. The proceeds of the issuance were used by Mobil for general corporate purposes. In connection with the merger, each outstanding share of Mobil's Series B Convertible Preferred Stock was converted into one share of ExxonMobil Class B Preferred Stock with similar terms. Each share of ExxonMobil Class B Preferred Stock was convertible into 132.015 shares of ExxonMobil common stock. Dividends were cumulative and payable in an amount per share equal to $300 per annum. In 1999, 1998, and 1997, Mobil Series B Convertible Preferred Stock totaling 6 thousand, 6 thousand, and 5 thousand shares, respectively, were redeemed. After the merger, 159 thousand shares of ExxonMobil Class B Preferred Stock totaling $618 million were converted to ExxonMobil common stock. At year-end 1999, no shares of Class B Preferred Stock remained outstanding.

   In 1989, Exxon sold 16.3 million shares of a new issue of convertible Class A Preferred Stock to its leveraged employee stock ownership plan (Exxon LESOP) trust for $61.50 per share. The proceeds of the issuance were used by Exxon for general corporate purposes. If the common share price exceeded $30.75, one share of Exxon Class A Preferred Stock was convertible into two shares of common stock. If the price was $30.75 or less, one share of preferred stock was convertible into common shares having a value of $61.50. Dividends were cumulative and payable in an amount per share equal to $4.680 per annum. In 1999, 1998 and 1997, 1.7 million, 1.4 million and 1.8 million shares of Exxon Class A Preferred Stock totaling $105 million, $85 million and $113 million, respectively, were converted to common stock. At year-end 1999, no shares of Class A Preferred Stock remained outstanding.

   In 1989, $1,800 million of benefit plan related balances were recorded as debt and as a reduction to shareholders' equity, representing Exxon and Mobil guaranteed borrowings by the Mobil ESOP and Exxon LESOP trusts to purchase preferred stock. As the debt is repaid and shares are earned by employees, the benefit plan related balances are being extinguished. Preferred dividends of $36 million, $60 million and $69 million were paid during 1999, 1998 and 1997, respectively.

   The table below summarizes the earnings per share calculations.


                                                                                  1999           1998           1997
                                                                                ---------------------------------------
Net income per common share
---------------------------
Income before cumulative effect of accounting change (millions of dollars)      $  7,910       $  8,144       $ 11,732
   Less: Preferred stock dividends                                                   (36)           (60)           (69)
                                                                                ---------------------------------------
Income available to common shares                                               $  7,874       $  8,084       $ 11,663
                                                                                =======================================

Weighted average number of common shares outstanding (millions of shares)          3,453          3,468          3,511

Net income per common share
   Before cumulative effect of accounting change                                $   2.28       $   2.33       $   3.32
   Cumulative effect of accounting change                                              -          (0.02)             -
                                                                                ---------------------------------------
   Net income                                                                   $   2.28       $   2.31       $   3.32
                                                                                =======================================

Net income per common share - assuming dilution
-----------------------------------------------
Income before cumulative effect of accounting change (millions of dollars)      $  7,910       $  8,144       $ 11,732
   Adjustment for assumed dilution                                                     1             (7)            (4)
                                                                                ---------------------------------------
Income available to common shares                                               $  7,911       $  8,137       $ 11,728
                                                                                =======================================

Weighted average number of common shares outstanding (millions of shares)          3,453          3,468          3,511
   Plus: Issued on assumed exercise of stock options                                  44             39             41
   Plus: Assumed conversion of preferred stock                                        21             26             29
                                                                                ---------------------------------------
Weighted average number of common shares outstanding                               3,518          3,533          3,581
                                                                                =======================================

Net income per common share
   Before cumulative effect of accounting change                                $   2.25       $   2.30       $   3.28
   Cumulative effect of accounting change                                              -          (0.02)             -
                                                                                ---------------------------------------
   Net income                                                                   $   2.25       $   2.28       $   3.28
                                                                                =======================================

Dividends paid per common share                                                 $  1.687       $  1.666       $  1.619

F23

14. Employee Stock Ownership Plans

In 1989, the Exxon leveraged employee stock ownership plan (Exxon LESOP) trust borrowed $1,000 million under the terms of notes guaranteed by Exxon maturing between 1990 and 1999. As further described in note 13, the Exxon LESOP trust used the proceeds of the borrowing to purchase shares of Exxon's convertible Class A Preferred Stock. The final Exxon LESOP note matured in 1999 with the final principal payment of the outstanding debt. All remaining shares of Exxon Class A Preferred Stock were converted to ExxonMobil common shares.

   In 1989, the Mobil Oil Corporation employee stock ownership plan (Mobil ESOP) trust borrowed $800 million under the terms of notes and debentures guaranteed by Mobil. As further described in note 13, the trust used the proceeds of the borrowing to purchase shares of Mobil's Series B Convertible Preferred Stock which upon the Merger were converted into shares of ExxonMobil Class B Preferred Stock with similar terms. By year-end 1999, all outstanding shares of Class B Preferred Stock were converted to ExxonMobil common shares.

   Employees eligible to participate in ExxonMobil's Savings Plan may elect to participate in the Mobil ESOP. Corporate contributions to the plan and dividends are used to make principal and interest payments on the notes and debentures. As contributions and dividends are credited, common shares are allocated to participants' accounts. As debt service exceeded dividends, ExxonMobil was required to fund the excess. The excess for the Mobil ESOP was $19 million, $15 million and $21 million in 1999, 1998, and 1997 respectively.

   Accounting for the plans follows the principles which were in effect for the respective plans when they were established. The amount of compensation expense related to the plans and recorded by the corporation during the periods was not significant. The Mobil ESOP trust held 165 thousand shares of Mobil Series B Convertible Preferred Stock at the end of 1998 and 21.6 million shares of ExxonMobil common stock at the end of 1999. The Exxon LESOP trust held 1.7 million shares of Exxon Class A Preferred Stock and 39.2 million shares of Exxon common stock at the end of 1998, and 38.4 million shares of ExxonMobil common stock at the end of 1999.

15. Financial Instruments

The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. Long-term debt is the only category of financial instruments whose fair value differs materially from the recorded book value. The estimated fair value of total long-term debt, including capitalized lease obligations, at December 31, 1999 and 1998, was $8.9 billion and $9.7 billion, respectively, as compared to recorded book values of $8.4 billion and $8.5 billion.

   The corporation's size, geographic diversity and the complementary nature of the upstream, downstream and chemicals businesses mitigate the corporation's risk from changes in interest rate, foreign currency rate and commodity prices. As a result, the corporation makes limited use of derivatives to hedge exposures arising from existing transactions. Prior to the merger, Mobil managed these exposures using defined benchmarks for hedging to achieve a desired risk profile for the environment in which Mobil operated and financed its assets. The contract positions related to these pre-merger activities are being phased down as such contracts are settled or mature. Derivative instruments are not held for trading purposes nor do they have leveraged features. In addition, they are either purchased or sold over authorized exchanges or with counterparties of high credit standing. As a result of the above factors, the corporation's exposure to credit risks and market risks from derivative activities is negligible.

The notional principal amounts of derivative financial instruments at December 31, are as follows:

At December 31:                                  1999        1998
---------------                                  ----        ----
                                              (millions of dollars)

   Debt-related instruments                    $ 2,111     $ 4,942
   Nondebt-related foreign currency
     exchange rate instruments                   4,245       7,791
   Commodity financial instruments
     requiring cash settlement                   1,988       2,623

                                                                             F24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Long-Term Debt

At December 31, 1999, long-term debt consisted of $7,545 million due in U.S. dollars and $857 million representing the U.S. dollar equivalent at year-end exchange rates of amounts payable in foreign currencies. These amounts exclude that portion of long-term debt, totaling $407 million, which matures within one year and is included in current liabilities. The amounts of long-term debt maturing, together with sinking fund payments required, in each of the four years after December 31, 2000, in millions of dollars, are: 2001 - $931, 2002 - $263, 2003 - $816 and 2004 - $2,260. Certain of the borrowings described may from time to time be assigned to other ExxonMobil affiliates. At December 31, 1999, the corporation's unused long-term credit lines were not material.

   The total outstanding balance of defeased debt at year-end 1999 was $475 million.

   Summarized long-term borrowings at year-end 1999 and 1998 were as follows:

                                                  1999        1998
---------------------------------------------------------------------
                                                (millions of dollars)
Exxon Mobil Corporation
7.45% Guaranteed notes due 2001                  $  246      $  246
Guaranteed zero coupon notes due 2004
   - Face value ($1,146) net of
     unamortized discount                           671         601

Exxon Capital Corporation
6.0% Guaranteed notes due 2005                      246         246
6.125% Guaranteed notes due 2008                    250         250

SeaRiver Maritime Financial Holdings, Inc.
Guaranteed debt securities due 2001-2011(1)         122         129
Guaranteed deferred interest
   debentures due 2012
   - Face value ($771) net of
     unamortized discount                           728         653

Imperial Oil Limited
8.3% notes due 2001                                 200         200
Variable rate notes due 2004(2)                     600         600
8.75% notes due 2019                                134         220

Mobil Oil Canada, Ltd.
3.0% Swiss franc debentures due 2003(3)             331         330
5.0% U.S. dollar Eurobonds due 2004(4)              300         300

Mobil Producing Nigeria Unlimited
8.625% notes due 2001-2006                          229         250

Mobil Corporation
8.625% debentures due 2021                          247         250
7.625% debentures due 2033                          213         216

Industrial revenue bonds due 2003-2033(5)         1,429       1,421
ESOPTrust debentures/notes due 2001-2003            351         321
Other U.S. dollar obligations(6)                  1,045       1,040
Other foreign currency obligations                  790         934
Capitalized lease obligations(7)                    270         325
                                                 ------------------
     Total long-term debt                        $8,402      $8,532
                                                 ==================

1. Average effective interest rate of 4.7% in 1999 and 5.5% in 1998.
2. Average effective interest rate of 5.3% in 1999 and 5.5% in 1998.
3. Swapped into floating rate U.S.$ debt.
4. Swapped principally into floating rate debt.
5. Average effective interest rate of 4.0% in 1999 and 4.1% in 1998.
6. Average effective interest rate of 7.6% in 1999 and 7.6% in 1998.
7. Average imputed interest rate of 7.2% in 1999 and 6.7% in 1998.

F25

17. Incentive Program

The 1993 Incentive Program provides for grants of stock options, stock appreciation rights (SARs), restricted stock and other forms of award. Awards may be granted over a 10-year period to eligible employees of the corporation and those affiliates at least 50 percent owned. The number of shares of stock which may be awarded each year under the 1993 Incentive Program may not exceed seven tenths of one percent (0.7%), of the total number of shares of common stock of the corporation outstanding (excluding shares held by the corporation) on December 31 of the preceding year. If the total number of shares effectively granted in any year is less than the maximum number of shares allowable, the balance may be carried over thereafter. Outstanding awards are subject to certain forfeiture provisions contained in the program or award instrument.

   Options and SARs may be granted at prices not less than 100 percent of market value on the date of grant and have a maximum life of 10 years. Most of the options and SARs thus far granted first become exercisable after one year of continuous employment following the date of grant.

   On the closing of the merger on November 30, 1999, outstanding options and SARs granted by Mobil under its 1995 Incentive Compensation and Stock Ownership Plan and prior plans were assumed by ExxonMobil and converted into rights to acquire ExxonMobil common stock with adjustments to reflect the exchange ratio. No further awards may be granted under the former Mobil plans.

   Shares available for granting under the 1993 Incentive Program were 51,894 thousand at the beginning of 1999 and 35,194 thousand at the end of 1999. At December 31, 1998 and 1999, respectively, 946 thousand and 1,077 thousand shares of restricted common stock were outstanding.

   Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," was implemented in January 1996. As permitted by the Standard, ExxonMobil retained its prior method of accounting for stock compensation. If the provisions of Statement No. 123 had been adopted, net income and earnings per share (on both a basic and diluted basis) would have been reduced by $149 million, or $0.04 per share in 1999; $134 million, or $0.04 per share in 1998 and $105 million, or $0.03 per share in 1997. For the Exxon plan, the average fair value of each option granted during 1999, 1998 and 1997 was $19.70, $12.80 and $11.36, respectively. The fair value was estimated at the grant date using an option-pricing model with the following weighted average assumptions for 1999, 1998 and 1997, respectively: risk-free interest rates of
6.2 percent, 4.8 percent and 5.8 percent; expected life of 6 years for all years; volatility of 15 percent, 13 percent and 12 percent and a dividend yield of 2.1 percent, 2.3 percent and 2.7 percent. For the Mobil plans, the average fair value of each Mobil option granted during 1999, 1998, and 1997 was $17.02, $13.05 and $11.03, respectively. The fair value was estimated at the grant date using an option-pricing model with the following weighted average assumption for 1999, 1998, and 1997 respectively: risk-free interest rates of 5.2 percent, 5.7 percent and 6.4 percent; expected life of 5 years for all years; volatility of 20 percent, 18 percent and 16 percent and a dividend yield of 2.7 percent, 3.2 percent and 3.4 percent.

   Changes that occurred in options outstanding in 1999, 1998 and 1997 (including the former Mobil plans) are summarized below (shares in thousands):



                                                1999                      1998                      1997
                                       ----------------------------------------------------------------------------
                                                  Avg. Exercise             Avg. Exercise             Avg. Exercise
                                        Shares        Price       Shares        Price       Shares        Price
                                       ----------------------------------------------------------------------------
Outstanding at beginning of year       110,609       $42.03      112,341       $36.42      112,544       $31.92
Granted                                 22,099        78.00       16,646        65.89       17,197        56.17
Exercised                              (11,250)       30.31      (17,907)       28.65      (16,675)       26.06
Expired/Canceled                          (342)       66.18         (471)       55.41         (725)       44.54
                                       -------                   -------                   -------
Outstanding at end of year             121,116        49.62      110,609        42.03      112,341        36.42

Exercisable at end of year              87,472        42.16       83,258        36.76       85,510        32.22

The following table summarizes information about stock options outstanding, including those from former Mobil plans, at December 31, 1999 (shares in thousands):


                         Options Outstanding                                    Options Exercisable
----------------------------------------------------------------------       --------------------------
Exercise Price                       Avg. Remaining      Avg. Exercise                    Avg. Exercise
    Range               Shares      Contractual Life         Price            Shares          Price
----------------------------------------------------------------------       --------------------------
 $25.13-33.07           41,692         3.5 years            $29.26            41,692         $29.26
  39.47-55.42           36,304         6.8                   45.72            25,627          43.74
  58.36-83.56           43,120         9.1                   72.59            20,153          66.86
                       -------                                                ------
Total                  121,116         6.5                   49.62            87,472          42.16


                                                                             F26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Annuity Benefits and Other Postretirement Benefits



                                                               Annuity Benefits
-----------------------------------------------------------------------------------------------------    Other Postretirement
                                                       U.S.                        Non-U.S.                     Benefits
                                            ----------------------------------------------------------------------------------------
                                             1999      1998      1997      1999      1998      1997      1999      1998      1997
                                            ----------------------------------------------------------------------------------------
Components of net benefit cost                                              (millions of dollars)
   Service cost                             $ 249     $ 229     $ 209     $ 312     $ 297     $ 294     $  36     $  34     $  37
   Interest cost                              555       549       545       608       625       654       190       191       191
   Expected return on plan assets            (601)     (622)     (589)     (599)     (564)     (537)      (48)      (41)      (35)
   Amortization of actuarial loss/(gain)
     and prior service cost                   (36)      (24)      (37)      167       111       124        14        12         9
   Net pension enhancement and
     curtailment/settlement expense             1         1        (6)       50        (1)       28         -         -         -
                                            ----------------------------------------------------------------------------------------
Net benefit cost                            $ 168     $ 133     $ 122     $ 538     $ 468     $ 563     $ 192     $ 196     $ 202
                                            ========================================================================================


Costs for defined contribution plans were $69 million, $121 million and $111 million in 1999, 1998 and 1997, respectively.



                                                                                Annuity Benefits
                                                                    ----------------------------------------  Other Postretirement
                                                                              U.S.             Non-U.S.            Benefits
                                                                    --------------------- ------------------ -----------------------
                                                                         1999      1998     1999      1998      1999      1998
                                                                    ----------------------------------------------------------------
Change in benefit obligation                                                               (millions of dollars)
    Benefit obligation at January 1                                 $  8,708   $  8,147   $ 12,572   $ 10,713   $  2,932   $  2,886
    Service cost                                                         249        229        312        297         36         34
    Interest cost                                                        555        549        608        625        190        191
    Actuarial loss/(gain)                                               (746)       523       (948)     1,224       (333)        44
    Benefits paid                                                       (859)      (832)      (814)      (682)      (259)      (211)
    Foreign exchange rate changes                                         --         --       (171)       260         14        (18)
    Other                                                                125         92         69        135         40          6
                                                                    ----------------------------------------------------------------
Benefit obligation at December 31                                   $  8,032   $  8,708   $ 11,628   $ 12,572   $  2,620   $  2,932
                                                                    ================================================================
Change in plan assets
    Fair value at January 1                                         $  6,604   $  7,023   $  7,577   $  6,907   $    512   $    447
    Actual return on plan assets                                       2,083        884      1,467        785        104        117
    Foreign exchange rate changes                                         --         --         14         31         --         --
    Payments directly to participants                                    138        109        305        221        172        169
    Company contribution                                                  --         --        167        300         42         34
    Benefits paid                                                       (859)      (832)      (814)      (682)      (259)      (211)
    Other                                                                 (1)        --        (27)        15         (3)       (44)
    Reclassification of supplemental benefit trust                        --       (580)        --         --         --         --
                                                                    ----------------------------------------------------------------
Fair value at December 31                                           $  7,965   $  6,604   $  8,689   $  7,577   $    568   $    512
                                                                    ================================================================

Assets in excess of/(less than) benefit obligation
    Balance at December 31                                          $    (67)  $ (2,104)  $ (2,939)  $ (4,995)  $ (2,052)  $ (2,420)
    Unrecognized net transition liability/(asset)                       (102)      (177)        42         36         --         --
    Unrecognized net actuarial loss/(gain)                            (1,960)       247       (368)     1,547       (217)       189
    Unrecognized prior service cost                                      338        306        310        430          5         11
    Intangible asset                                                     (33)      (103)       (81)      (191)        --         --
    Equity of minority shareholders                                       --         --        (23)       (55)        --         --
    Minimum pension liability adjustment                                (103)      (109)      (444)      (674)        --         --
                                                                    ----------------------------------------------------------------
Prepaid/(accrued) benefit cost                                      $ (1,927)  $ (1,940)  $ (3,503)  $ (3,902)  $ (2,264)  $ (2,220)
                                                                    ================================================================
Annuity assets and reserves in excess of accumulated
  benefit obligation                                                $  2,833   $  1,084   $  1,760   $    472         --         --

Assumptions as of December 31 (percent)                             ----------------------------------------------------------------
    Discount rate                                                       7.75   6.5-6.75    3.0-7.3    2.7-8.3       7.75   6.5-6.75
    Long-term rate of compensation increase                              3.5    3.5-4.0    3.0-4.0    2.3-6.5        3.5    3.5-4.0
    Long-term rate of return on funded assets                            9.5        9.5   5.5-10.0   5.0-10.0        9.5        9.5

F27

The data shown on the previous page are reported as required by current accounting standards which specify use of a discount rate at which postretirement liabilities could be effectively settled. The discount rate stipulated for use in calculating year-end postretirement liabilities is based on the year-end rate of interest on high quality bonds. For determining the funding requirements of U.S. annuity plans in accordance with applicable federal government regulations, ExxonMobil uses the expected long-term rate of return of the annuity fund's actual portfolio as the discount rate. This rate has historically been higher than bonds as the majority of pension assets are invested in equities. In fact, the actual rate earned over the past decade has been 15 percent. On this basis, all funded U.S. plans meet the full funding requirements of the Department of Labor and the Internal Revenue Service as detailed in the table below. Certain smaller U.S. plans and a number of non-U.S. plans are not funded because of local tax conventions and regulatory practices which do not encourage funding of these plans. Book reserves have been established for these plans to provide for future benefit payments.



Status of U.S. annuity plans subject to federal government funding requirements           1999        1998
------------------------------------------------------------------------------------------------------------
                                                                                       (millions of dollars)
Funded assets at market value less total projected benefit obligation                   $   (67)    $(2,104)
Differences between accounting and funding basis:
   Certain smaller plans unfunded due to lack of tax and regulatory incentives              874         929
   Use of long-term rate of return on fund assets as the discount rate                    1,061       1,786
   Use of government required assumptions and other actuarial adjustments                (1,086)        271
                                                                                        -------------------
Funded assets in excess of obligations under government regulations                     $   782     $   882

                                                                             F28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. Litigation and Other Contingencies

A number of lawsuits, including class actions, were brought in various courts against Exxon Mobil Corporation and certain of its subsidiaries relating to the accidental release of crude oil from the tanker Exxon Valdez in 1989. Essentially all of these lawsuits have now been resolved or are subject to appeal.

   On September 24, 1996, the United States District Court for the District of Alaska entered a judgment in the amount of $5.058 billion in the Exxon Valdez civil trial that began in May 1994. The District Court awarded approximately $19.6 million in compensatory damages to fisher plaintiffs, $38 million in prejudgment interest on the compensatory damages and $5 billion in punitive damages to a class composed of all persons and entities who asserted claims for punitive damages from the corporation as a result of the Exxon Valdez grounding. The District Court also ordered that these awards shall bear interest from and after entry of the judgment. The District Court stayed execution on the judgment pending appeal based on a $6.75 billion letter of credit posted by the corporation. The corporation has appealed the judgment. The corporation has also appealed the District Court's denial of its renewed motion for a new trial. The United States Court of Appeals for the Ninth Circuit heard oral arguments on the appeals on May 3, 1999. The corporation continues to believe that the punitive damages in this case are unwarranted and that the judgment should be set aside or substantially reduced by the appellate courts.

   On January 29, 1997, a settlement agreement was concluded resolving all remaining matters between the corporation and various insurers arising from the Valdez accident. Under terms of this settlement, ExxonMobil received $480 million. Final income statement recognition of this settlement continues to be deferred in view of uncertainty regarding the ultimate cost to the corporation of the Valdez accident.

   The ultimate cost to ExxonMobil from the lawsuits arising from the Exxon Valdez grounding is not possible to predict and may not be resolved for a number of years.

   Under the October 8, 1991, civil agreement and consent decrees with the U.S. and Alaska governments, the corporation has made annual payments since 1991, which in each of the years 1999, 1998 and 1997, were $70 million. These payments were charged against the provision that was previously established to cover the costs of the settlement.

   German and Dutch affiliated companies are the concessionaires of a natural gas field subject to a treaty between the governments of Germany and the Netherlands under which the gas reserves in an undefined border or common area are to be shared equally. Entitlement to the reserves is determined by calculating the amount of gas which can be recovered from this area. Based on the final reserve determination, the German affiliate has received more gas than its entitlement. Arbitration proceedings, as provided in the agreements, were conducted to resolve issues concerning the compensation for overlifted gas.

   By final award dated July 2, 1999, preceded by an interim award in 1996, an arbitral tribunal established the full amount of the compensation for the excess gas. This amount has now been paid, but the Dutch affiliate is seeking to have the award set aside. Other substantive matters remain outstanding, including recovery of royalties paid on such excess gas and the taxes payable on the final compensation amount. The ultimate outcome is not expected to have a materially adverse effect upon the corporation's operations or financial condition.

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

   Claims for substantial amounts have been made against ExxonMobil and certain of its consolidated subsidiaries in other pending lawsuits, the outcome of which is not expected to have a materially adverse effect upon the corporation's operations or financial condition.

   The corporation and certain of its consolidated subsidiaries were contingently liable at December 31, 1999, for $1,860 million, primarily relating to guarantees for notes, loans and performance under contracts. This includes $1,046 million representing guarantees of non-U.S. excise taxes and customs duties of other companies, entered into as a normal business practice, under reciprocal arrangements. Not included in this figure are guarantees by consolidated affiliates of $1,461 million, representing ExxonMobil's share of obligations of certain equity companies.

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

F29

20. Income, Excise and Other Taxes


                                               1999                               1998                             1997
------------------------------------------------------------------------------------------------------------------------------------
                                   United      Non-                   United      Non-                 United      Non-
                                   States      U.S.        Total      States      U.S.      Total      States      U.S.      Total
                                  --------------------------------------------------------------------------------------------------
                                                                          (millions of dollars)
Income taxes
  Federal or non-U.S.
    Current                       $    369   $  3,973    $  4,342    $    801   $  2,753   $  3,554   $  1,366   $  4,889   $  6,255
    Deferred - net                     214     (1,489)     (1,275)        196          5        201        415        669      1,084
  U.S. tax on non-U.S. operations       25         --          25          43         --         43         59         --         59
                                   -------------------------------------------------------------------------------------------------
                                  $    608   $  2,484    $  3,092    $  1,040   $  2,758   $  3,798   $  1,840   $  5,558   $  7,398
  State                                148         --         148         141         --        141        207         --        207
                                  --------------------------------------------------------------------------------------------------
       Total income taxes         $    756   $  2,484    $  3,240    $  1,181   $  2,758   $  3,939   $  2,047   $  5,558   $  7,605
Excise taxes                         7,795     13,851      21,646       7,459     13,467     20,926      7,063     14,120     21,183
All other taxes and duties           1,021     35,616      36,637         967     34,084     35,051      1,163     34,803     35,966
                                  --------------------------------------------------------------------------------------------------
       Total                      $  9,572   $ 51,951    $ 61,523    $  9,607   $ 50,309   $ 59,916   $ 10,273   $ 54,481   $ 64,754
                                  ==================================================================================================

All other taxes and duties include taxes reported in operating and selling, general and administrative expenses. The above provisions for deferred income taxes include net credits for the effect of changes in tax laws and rates of $205 million in 1999, $153 million in 1998 and $147 million in 1997. Income taxes (charged)/credited directly to shareholders' equity were:

                                         1999            1998           1997
--------------------------------------------------------------------------------
                                                (millions of dollars)
Cumulative foreign exchange
   translation adjustment             $    (84)       $    (21)       $    246
Minimum pension liability
   adjustment                             (127)            375               -
Unrealized gains on stock
   investments                             (45)              -               -
Other components of
   shareholders' equity                     50              88              67

   The reconciliation between income tax expense and a theoretical U.S. tax computed by applying a rate of 35 percent for 1999, 1998 and 1997, is as follows:

                                         1999            1998           1997
--------------------------------------------------------------------------------
                                                (millions of dollars)
Earnings before Federal and
   non-U.S. income taxes
     United States                    $  3,187        $  3,451        $  6,094
     Non-U.S.                            7,815           8,491          13,036
                                      ------------------------------------------
        Total                         $ 11,002        $ 11,942        $ 19,130
                                      ------------------------------------------
Theoretical tax                       $  3,851        $  4,180        $  6,696
Effect of equity method accounting        (576)           (529)           (560)
Non-U.S. taxes in excess of
   theoretical U.S. tax                    201             256           1,476
U.S. tax on non-U.S. operations             25              43              59
Other U.S.                                (409)           (152)           (273)
                                      ------------------------------------------
Federal and non-U.S. income
   tax expense                        $  3,092        $  3,798        $  7,398
                                      ==========================================
        Total effective tax rate          31.8%           35.2%           41.1%

   The effective income tax rate includes state income taxes and the corporation's share of income taxes of equity companies. Equity company taxes totaled $449 million in 1999, $492 million in 1998 and $566 million in 1997, essentially all outside the U.S.

   Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

   Deferred tax liabilities/(assets) are comprised of the following at December 31:

Tax effects of temporary differences for:                  1999          1998
--------------------------------------------------------------------------------
                                                          (millions of dollars)

Depreciation                                            $ 14,118       $ 14,252
Intangible development costs                               3,371          3,296
Capitalized interest                                       1,500          1,432
Other liabilities                                          2,028          3,039
                                                        ------------------------
     Total deferred tax liabilities                     $ 21,017       $ 22,019
                                                        ------------------------
Pension and other postretirement benefits               $ (2,070)      $ (2,138)
Tax loss carryforwards                                    (1,701)        (1,756)
Other assets                                              (2,195)        (1,642)
                                                        ------------------------
     Total deferred tax assets                          $ (5,966)      $ (5,536)
                                                        ------------------------
Asset valuation allowances                                   651            724
                                                        ------------------------
     Net deferred tax liabilities                       $ 15,702       $ 17,207
                                                        ========================

   The corporation had $11.1 billion of indefinitely reinvested, undistributed earnings from subsidiary companies outside the U.S. Unrecognized deferred taxes on remittance of these funds are not expected to be material.

                                                                             F30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. Disclosures about Segments and Related Information

The functional segmentation of operations reflected below is consistent with ExxonMobil's internal reporting. Earnings are before the cumulative effect of accounting changes and include special items. Transfers are at estimated market prices. The interest revenue amount relates to interest earned on cash deposits and marketable securities. Interest expense includes non-debt related interest expense of $123 million, $81 million and $121 million in 1999, 1998 and 1997, respectively. All Other includes smaller operating segments, corporate and financing activities and merger expenses.



                                                  Upstream             Downstream             Chemicals
                                             --------------------   ------------------     -----------------      All      Corporate
                                                U.S.    Non-U.S.     U.S.     Non-U.S.      U.S.    Non-U.S.     Other       Total
                                             ---------------------------------------------------------------------------------------
                                                                                (millions of dollars)
As of December 31, 1999

Earnings after income tax                    $  1,842  $   4,044  $     577  $     650   $     738  $     616  $    (557)  $   7,910
Earnings of equity companies included above       299        881          8        148          49         83        178       1,646

Sales and other operating revenue               3,104     11,353     43,376    109,969       6,554      7,223        950     182,529
Intersegment revenue                            3,925      9,093      2,867      5,387       1,624      1,317        796           -

Depreciation and depletion expense              1,330      3,497        697      1,670         402        274        434       8,304

Interest revenue                                   --         --         --         --          --         --        153         153
Interest expense                                   --         --         --         --          --         --        695         695

Income taxes                                    1,008      2,703        343        (22)        338         63     (1,193)      3,240

Additions to property, plant and equipment      1,440      5,025        830      1,201         600      1,093        660      10,849
Investments in equity companies                 1,171      2,647        280      3,304         429      1,537         38       9,406
Total assets                                   18,211     40,906     13,699     43,718       7,605      9,831     10,551     144,521
                                             =======================================================================================

As of December 31, 1998

Earnings after income tax                    $    850  $   2,502  $   1,199  $   2,275   $     792  $     602  $     (76)  $   8,144
Earnings of equity companies included above        92        955         69        126           7         67        194       1,510

Sales and other operating revenue               3,017     10,493     36,642    100,957       5,940      7,649        929     165,627
Intersegment revenue                            2,957      6,313      2,124      4,828       2,101      1,250        798          --

Depreciation and depletion expense              1,682      3,330        706      1,516         402        338        381       8,355

Interest revenue                                   --         --         --         --          --         --        185         185
Interest expense                                   --         --         --         --          --         --        568         568

Income taxes                                      476      1,490        666      1,204         329        132       (358)      3,939

Additions to property, plant and equipment      1,836      5,646      1,035      1,718         622      1,121        752      12,730
Investments in equity companies                 1,161      2,523        313      3,345         365      1,058         61       8,826
Total assets                                   18,130     39,094     12,585     42,790       7,224      8,898     10,614     139,335
                                             =======================================================================================

F31


                                                  Upstream             Downstream             Chemicals
                                             -------------------    ------------------     ----------------       All      Corporate
                                                U.S.    Non-U.S.     U.S.     Non-U.S.      U.S.    Non-U.S.     Other       Total
                                             ---------------------------------------------------------------------------------------
                                                                                (millions of dollars)
As of December 31, 1997

Earnings after income tax                     $  2,331   $  4,574   $  1,135   $  1,953   $  1,056   $    715   $    (32)   $ 11,732
Earnings of equity companies included above        175      1,044         45        295         12        134       (106)      1,599

Sales and other operating revenue                3,672     12,976     44,737    117,752      7,044      9,146      2,408     197,735
Intersegment revenue                             5,053      9,694      2,760      7,041      2,509      1,457        910           -

Depreciation and depletion expense               1,554      3,101        773      1,542        364        295        599       8,228

Interest revenue                                     -          -          -          -          -          -        374         374
Interest expense                                     -          -          -          -          -          -        863         863

Income taxes                                     1,313      4,065        635      1,167        473        393       (441)      7,605

Additions to property, plant and
  equipment                                      1,776      5,013        935      1,957        534        547        890      11,652
Investments in equity companies                    748      2,229        608      3,251        217        883         41       7,977
Total assets                                    18,261     36,893     13,280     42,663      7,077      7,789     17,788     143,751
                                              ======================================================================================



Geographic
Sales and other operating revenue                      1999          1998          1997
-----------------------------------------------------------------------------------------
                                                             (millions of dollars)
United States                                        $ 53,214      $ 45,783      $ 55,665
Non-U.S.                                              129,315       119,844       142,070
                                                     ------------------------------------
Total                                                $182,529      $165,627      $197,735


Significant non-U.S. revenue sources include:
   Japan                                             $ 19,727      $ 22,982      $ 27,488
   United Kingdom                                      16,305        16,012        16,933
   Germany                                             12,670        12,935        14,765


Long-lived assets                                      1999          1998           1997
-----------------------------------------------------------------------------------------
                                                              (millions of dollars)
United States                                        $ 33,913      $ 33,597      $ 33,690
Non-U.S.                                               60,130        58,986        59,837
                                                     ------------------------------------
Total                                                $ 94,043      $ 92,583      $ 93,527


Significant non-U.S. long-lived assets include:
   United Kingdom                                    $ 10,293      $ 11,112      $ 10,838
   Canada                                               8,404         7,526         7,778
   Japan                                                6,545         6,055         5,688


                                                                             F32

SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES

                                                           Consolidated Subsidiaries
                                           ---------------------------------------------------------------
                                                                                                                Non-
                                            United                                                          Consolidated     Total
Results of Operations                       States     Canada      Europe  Asia-Pacific   Other      Total    Interests    Worldwide
------------------------------------------------------------------------------------------------------------------------------------
                                                                           (millions of dollars)
1999 - Revenue
          Sales to third parties           $  2,419   $    925    $  3,287   $  2,160   $    191    $  8,982   $  2,123    $ 11,105
          Transfers                           3,237        848       2,965      1,250      1,903      10,203        867      11,070
                                           -----------------------------------------------------------------------------------------
                                           $  5,656   $  1,773    $  6,252   $  3,410   $  2,094    $ 19,185   $  2,990    $ 22,175
        Production costs excluding taxes      1,347        504       1,499        566        551       4,467        617       5,084
        Exploration expenses                    232         93         280        144        497       1,246         29       1,275
        Depreciation and depletion            1,260        486       1,932        678        491       4,847        443       5,290
        Taxes other than income                 425         31         246        288         24       1,014        591       1,605
        Related income tax                      893        252         929        521        529       3,124        546       3,670
                                           -----------------------------------------------------------------------------------------
        Results of producing activities    $  1,499   $    407    $  1,366   $  1,213   $      2    $  4,487   $    764    $  5,251
        Other earnings*                          42         32         391          6        (19)        452        183         635
                                           -----------------------------------------------------------------------------------------
              Total earnings               $  1,541   $    439    $  1,757   $  1,219   $    (17)   $  4,939   $    947    $  5,886
                                           =========================================================================================
1998 - Revenue
          Sales to third parties           $  2,297   $    603    $  3,427   $  1,893   $     32    $  8,252   $  2,385    $ 10,637
          Transfers                           2,343        526       1,956        928      1,544       7,297        537       7,834
                                           -----------------------------------------------------------------------------------------
                                           $  4,640   $  1,129    $  5,383   $  2,821   $  1,576    $ 15,549   $  2,922    $ 18,471
        Production costs excluding taxes      1,505        501       1,731        514        730       4,981        542       5,523
        Exploration expenses                    317         74         299        210        600       1,500         69       1,569
        Depreciation and depletion            1,649        423       1,726        813        451       5,062        388       5,450
        Taxes other than income                 343         40         195        164         26         768        595       1,363
        Related income tax                      313        (49)        499        509        226       1,498        513       2,011
                                           -----------------------------------------------------------------------------------------
        Results of producing activities    $    513   $    140    $    933   $    611   $   (457)   $  1,740   $    815    $  2,555
        Other earnings*                         269         51         556          5         (2)        879        (82)        797
                                           -----------------------------------------------------------------------------------------
              Total earnings               $    782   $    191    $  1,489   $    616   $   (459)   $  2,619   $    733    $  3,352
                                           =========================================================================================
1997 - Revenue
          Sales to third parties           $  2,784   $    780    $  4,130   $  2,978   $     30    $ 10,702   $  2,870    $ 13,572
          Transfers                           4,357        688       2,900      1,584      2,203      11,732        580      12,312
                                           -----------------------------------------------------------------------------------------
                                           $  7,141   $  1,468    $  7,030   $  4,562   $  2,233    $ 22,434   $  3,450    $ 25,884
        Production costs excluding taxes      1,653        557       1,590        628        687       5,115        448       5,563
        Exploration expenses                    206         53         332        235        420       1,246         89       1,335
        Depreciation and depletion            1,525        430       1,648        757        324       4,684        308       4,992
        Taxes other than income                 565         38         199        374         34       1,210        866       2,076
        Related income tax                    1,110        151       1,609      1,033        834       4,737        724       5,461
                                           -----------------------------------------------------------------------------------------
        Results of producing activities    $  2,082   $    239    $  1,652   $  1,535   $    (66)   $  5,442   $  1,015    $  6,457
        Other earnings*                         128         77         216         36         38         495        (47)        448
                                           -----------------------------------------------------------------------------------------
              Total earnings               $  2,210   $    316    $  1,868   $  1,571   $    (28)   $  5,937   $    968    $  6,905
                                           =========================================================================================


Average sales prices and production costs per unit of production
------------------------------------------------------------------------------------------------------------------------------------
During 1999
   Average sales prices
     Crude oil and NGL, per barrel         $  14.96   $  14.47    $  16.59   $  17.96   $  14.94    $  15.79   $  14.52    $  15.65
     Natural gas, per thousand cubic feet      2.21       1.61        2.25       1.88       1.21        2.08       2.47        2.15
   Average production costs, per barrel**      3.42       3.69        3.64       2.40       3.82        3.38       3.02        3.33
During 1998
   Average sales prices
     Crude oil and NGL, per barrel         $   9.87   $   8.29    $  12.59   $  13.10   $  12.23    $  11.29   $  10.72    $  11.23
     Natural gas, per thousand cubic feet      2.01       1.27        2.62       1.50       1.24        1.99       3.03        2.16
   Average production costs, per barrel**      3.55       3.60        4.48       1.97       5.55        3.71       2.73        3.59
During 1997
   Average sales prices
     Crude oil and NGL, per barrel         $  15.88   $  13.13    $  18.85   $  20.20   $  18.47    $  17.42   $  16.09    $  17.32
     Natural gas, per thousand cubic feet      2.37       1.44        2.99       2.08       1.18        2.39       3.40        2.56
   Average production costs, per barrel**      3.54       4.48        4.16       2.18       5.55        3.70       2.43        3.55

 * Includes earnings from transportation operations, tar sands operations, LNG operations, technical services agreements, other non-operating activities and adjustments for minority interests.

** Production costs exclude depreciation and depletion and all taxes. Natural gas included by conversion to crude oil equivalent.

F33

Oil and Gas Exploration and Production Costs

The amounts shown for net capitalized costs of consolidated subsidiaries are $4,593 million less at year-end 1999 and $3,402 million less at year-end 1998 than the amounts reported as investments in property, plant and equipment for exploration and production in note 11. This is due to the exclusion from capitalized costs of certain transportation and research assets and assets relating to the tar sands and LNG operations, and to the inclusion of accumulated provisions for site restoration costs, all as required in Statement of Financial Accounting Standards No. 19.

     The amounts reported as costs incurred include both capitalized costs and costs charged to expense during the year. Total worldwide costs incurred in 1999 were $7,759 million, down $1,616 million from 1998, due primarily to lower development costs. 1998 costs were $9,375 million, up $711 million from 1997, due primarily to higher development costs.

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
------------------------------------------------------------------------------------------------------------------------------------

                                                                         (millions of dollars)
As of December 31, 1999
   Property (acreage) costs - Proved        $  4,606   $  2,952   $    207   $    931   $  1,351   $ 10,047   $     14   $ 10,061
                            - Unproved           664        214         59        926        916      2,779          3      2,782
                                            -------------------------------------------------------------------------------------
        Total property costs                $  5,270   $  3,166   $    266   $  1,857   $  2,267   $ 12,826   $     17   $ 12,843
   Producing assets                           30,708      4,499     28,669     11,526      4,442     79,844      5,294     85,138
   Support facilities                            795        115        580      1,007      1,166      3,663        145      3,808
   Incomplete construction                     1,093      2,226      1,828        651        764      6,562        695      7,257
                                            -------------------------------------------------------------------------------------
        Total capitalized costs             $ 37,866   $ 10,006   $ 31,343   $ 15,041   $  8,639   $102,895   $  6,151   $109,046
   Accumulated depreciation and depletion     23,953      4,401     18,680      9,248      3,106     59,388      2,872     62,260
                                            -------------------------------------------------------------------------------------
   Net capitalized costs                    $ 13,913   $  5,605   $ 12,663   $  5,793   $  5,533   $ 43,507   $  3,279   $ 46,786
                                            =====================================================================================

As of December 31, 1998
   Property (acreage) costs - Proved        $  4,718   $  2,778   $    208   $    824   $  1,349   $  9,877   $     14   $  9,891
                            - Unproved           683        212         56        995        391      2,337         15      2,352
                                            -------------------------------------------------------------------------------------
        Total property costs                $  5,401   $  2,990   $    264   $  1,819   $  1,740   $ 12,214   $     29   $ 12,243
   Producing assets                           29,451      3,910     27,171     10,322      4,003     74,857      5,029     79,886
   Support facilities                            890        107        655        987        753      3,392        279      3,671
   Incomplete construction                     1,274      1,636      3,169      1,122        706      7,907        748      8,655
                                            -------------------------------------------------------------------------------------
        Total capitalized costs             $ 37,016   $  8,643   $ 31,259   $ 14,250   $  7,202   $ 98,370   $  6,085   $104,455
   Accumulated depreciation and depletion     22,923      3,651     17,457      8,360      2,481     54,872      2,628     57,500
                                            -------------------------------------------------------------------------------------
   Net capitalized costs                    $ 14,093   $  4,992   $ 13,802   $  5,890   $  4,721   $ 43,498   $  3,457   $ 46,955
                                            =====================================================================================

Costs incurred in property acquisitions, exploration and development activities
---------------------------------------------------------------------------------------------------------------------------------

During 1999
   Property acquisition costs - Proved      $      -   $      -   $      1   $     18   $      -   $     19   $      -   $     19
                              - Unproved           8          5          8          -        529        550          -        550
   Exploration costs                             263        106        248        152        571      1,340         38      1,378
   Development costs                           1,263        787      1,822        576        955      5,403        409      5,812
                                            -------------------------------------------------------------------------------------
        Total                               $  1,534   $    898   $  2,079   $    746   $  2,055   $  7,312   $    447   $  7,759
                                            =====================================================================================
During 1998
   Property acquisition costs - Proved      $     21   $      2   $      -   $      1   $      -   $     24   $      -   $     24
                              - Unproved         100          9         13          4        165        291          -        291
   Exploration costs                             409         79        392        258        709      1,847        127      1,974
   Development costs                           1,469        731      2,596        757        870      6,423        663      7,086
                                            -------------------------------------------------------------------------------------
        Total                               $  1,999   $    821   $  3,001   $  1,020   $  1,744   $  8,585   $    790   $  9,375
                                            =====================================================================================
During 1997
   Property acquisition costs - Proved      $      7   $      -   $     55   $      8   $     53   $    123   $      2   $    125
                              - Unproved         130         20          -          6         61        217          5        222
   Exploration costs                             342         57        460        254        544      1,657        123      1,780
   Development costs                           1,442        622      2,069        892        912      5,937        600      6,537
                                            -------------------------------------------------------------------------------------
        Total                               $  1,921   $    699   $  2,584   $  1,160   $  1,570   $  7,934   $    730   $  8,664
                                            =====================================================================================


                                                                             F34

SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES

Oil and Gas Reserves

The following information describes changes during the years and balances of proved oil and gas reserves at year-end 1997, 1998 and 1999.

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

   Proved reserves include 100 percent of each majority owned affiliate's participation in proved reserves and ExxonMobil's ownership percentage of the proved reserves of equity companies, but exclude royalties and quantities due others. Gas reserves exclude the gaseous equivalent of liquids expected to be removed from the gas on leases, at field facilities and at gas processing plants. These liquids are included in net proved reserves of crude oil and natural gas liquids.

                                                          Consolidated Subsidiaries
                                       -------------------------------------------------------------------
                                                                                                               Non-
                                        United                                                             Consolidated    Total
Crude Oil and Natural Gas Liquids       States     Canada      Europe    Asia-Pacific   Other       Total    Interests   Worldwide
------------------------------------------------------------------------------------------------------------------------------------

                                                                            (millions of barrels)
Net proved developed and undeveloped
reserves
January 1, 1997                         3,194       1,333       1,973         878       1,471       8,849       1,272      10,121
  Revisions                              (180)          -          52          75          19         (34)        609         575
  Purchases                                 2           1          16           -           -          19           -          19
  Sales                                   (26)        (66)        (11)         (9)          -        (112)         (5)       (117)
  Improved recovery                       117           8          12           -           -         137           -         137
  Extensions and discoveries               81          40          61          21         211         414          36         450
  Production                             (272)        (88)       (228)       (127)       (119)       (834)        (72)       (906)
                                       --------------------------------------------------------------------------------------------
December 31, 1997                       2,916       1,228       1,875         838       1,582       8,439       1,840      10,279
  Revisions                                73         (23)         13          41         241         345         117         462
  Purchases                                 -           -           -           -           -           -           -           -
  Sales                                    (5)         (5)          -           -           -         (10)         (3)        (13)
  Improved recovery                        17           9          21           -           1          48          85         133
  Extensions and discoveries               37          43          27          24         832         963          23         986
  Production                             (234)        (98)       (228)       (117)       (125)       (802)        (92)       (894)
                                       --------------------------------------------------------------------------------------------
December 31, 1998                       2,804       1,154       1,708         786       2,531       8,983       1,970      10,953
  Revisions                                96          19          96          23         134         368          25         393
  Purchases                                 -           -           -           -           -           -           -           -
  Sales                                    (3)          -           -           -           -          (3)         (9)        (12)
  Improved recovery                         7           1          15           -           3          26          72          98
  Extensions and discoveries               58         277         174          18         193         720           -         720
  Production                             (213)        (96)       (232)       (112)       (137)       (790)       (102)       (892)
                                       --------------------------------------------------------------------------------------------
December 31, 1999                       2,749       1,355       1,761         715       2,724       9,304       1,956      11,260

Developed reserves, included above
  At December 31, 1997                  2,573         659         982         689         911       5,814       1,286       7,100
  At December 31, 1998                  2,470         594         884         673       1,089       5,710       1,383       7,093
  At December 31, 1999                  2,383         608       1,086         615       1,234       5,926       1,333       7,259

F35

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

   Reserves attributable to certain oil and gas discoveries were not considered proved as of year-end 1999 due to geological, technological or economic uncertainties and therefore are not included in the tabulation.

   Crude oil and natural gas liquids and natural gas production quantities shown are the net volumes withdrawn from ExxonMobil's oil and gas reserves. The natural gas quantities differ from the quantities of gas delivered for sale by the producing function as reported on page F39 due to volumes consumed or flared and inventory changes. Such quantities amounted to approximately 268 billion cubic feet in 1997, 242 billion cubic feet in 1998 and 391 billion cubic feet in 1999.

                                                          Consolidated Subsidiaries
                                       -------------------------------------------------------------------
                                                                                                               Non-
                                        United                                                             Consolidated    Total
Natural Gas                             States     Canada      Europe    Asia-Pacific   Other       Total    Interests   Worldwide
------------------------------------------------------------------------------------------------------------------------------------

                                                                         (billions of cubic feet)
Net proved developed and undeveloped
reserves
   January 1, 1997                     14,549       3,613      11,841       9,615         352      39,970      18,635      58,605
     Revisions                           (201)       (120)        275         152         135         241         534         775
     Purchases                              3           -          67           -           -          70           -          70
     Sales                               (122)       (147)         (7)       (119)          -        (395)       (126)       (521)
     Improved recovery                     23          70          30           -           -         123           -         123
     Extensions and discoveries           476         219         522       1,687          55       2,959       1,319       4,278
     Production                        (1,247)       (283)       (981)     (1,024)        (36)     (3,571)       (674)     (4,245)
                                -------------------------------------------------------------------------------------------------
   December 31, 1997                   13,481       3,352      11,747      10,311         506      39,397      19,688      59,085
     Revisions                            643         (87)        456         245          99       1,356         184       1,540
     Purchases                              -          10           -           -           -          10           -          10
     Sales                                (52)        (47)        (10)         (4)          -        (113)        (34)       (147)
     Improved recovery                      3          57          20           -           -          80          34         114
     Extensions and discoveries           195         503         191         362         171       1,422          99       1,521
     Production                        (1,213)       (299)     (1,003)       (916)        (48)     (3,479)       (638)     (4,117)
                                -------------------------------------------------------------------------------------------------
   December 31, 1998                   13,057       3,489      11,401       9,998         728      38,673      19,333      58,006
     Revisions                            781          31         680         131          42       1,665         142       1,807
     Purchases                              -           -           -           -           -           -           -           -
     Sales                                (18)         (1)          -           -           -         (19)          -         (19)
     Improved recovery                      2          14         105           -           -         121         161         282
     Extensions and discoveries           305         207         192          44          64         812          61         873
     Production                        (1,126)       (353)     (1,150)       (815)        (55)     (3,499)       (654)     (4,153)
                                -------------------------------------------------------------------------------------------------
   December 31, 1999                   13,001       3,387      11,228       9,358         779      37,753      19,043      56,796

   Developed reserves, included above
     At December 31, 1997              10,993       2,297       8,033       7,029         288      28,640       7,407      36,047
     At December 31, 1998              10,690       2,254       7,939       6,871         391      28,145       7,967      36,112
     At December 31, 1999              10,820       2,475       7,764       6,471         428      27,958       8,643      36,601
=================================================================================================================================

INFORMATION ON CANADIAN TAR SANDS PROVEN RESERVES NOT INCLUDED ABOVE

In addition to conventional liquids and natural gas proved reserves, ExxonMobil has significant interests in proven tar sands reserves in Canada associated with the Syncrude project. For internal management purposes, ExxonMobil views these reserves and their development as an integral part of total Upstream operations. However, U.S. Securities and Exchange Commission regulations define these reserves as mining related and not a part of conventional oil and gas reserves.

     The tar sands reserves are not considered in the standardized measure of discounted future cash flows for conventional oil and gas reserves, which is found on page F37.

Tar Sands Reserves                                         Canada
-----------------------------------------------------------------
                                            (millions of barrels)

At December 31, 1997                                         616
At December 31, 1998                                         597
At December 31, 1999                                         577

                                                                             F36

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

                                                          Consolidated Subsidiaries
                                       -------------------------------------------------------------------
                                                                                                                 Non-
                                         United                                                              Consolidated    Total
                                         States      Canada      Europe   Asia-Pacific   Other       Total     Interests   Worldwide
------------------------------------------------------------------------------------------------------------------------------------
                                                                         (millions of dollars)
As of December 31, 1997
   Future cash inflows from sales
     of oil and gas                     $ 66,893    $ 14,736    $ 59,486    $ 35,528    $ 26,603    $203,246    $ 76,610    $279,856
   Future production costs                21,239       5,873      16,025      11,172       7,462      61,771      33,941      95,712
   Future development costs                4,232       2,372       6,319       5,010       3,137      21,070       3,260      24,330
   Future income tax expenses             14,280       2,413      17,508       7,656       9,222      51,079      14,609      65,688
                                        --------------------------------------------------------------------------------------------
   Future net cash flows                $ 27,142    $  4,078    $ 19,634    $ 11,690    $  6,782    $ 69,326    $ 24,800    $ 94,126
   Effect of discounting net cash
     flows at 10%                         13,032       1,707       7,237       5,177       2,832      29,985      15,877      45,862
                                        --------------------------------------------------------------------------------------------
   Discounted future net cash flows     $ 14,110    $  2,371    $ 12,397    $  6,513    $  3,950    $ 39,341    $  8,923    $ 48,264
                                        ============================================================================================
As of December 31, 1998
   Future cash inflows from sales
     of oil and gas                     $ 45,618    $ 13,255    $ 42,408    $ 21,640    $ 23,428    $146,349    $ 62,642    $208,991
   Future production costs                18,946       4,567      14,926       8,679       8,828      55,946      28,343      84,289
   Future development costs                4,066       2,012       5,668       3,490       5,116      20,352       3,393      23,745
   Future income tax expenses              7,359       2,411       8,290       2,725       3,252      24,037      11,734      35,771
                                        --------------------------------------------------------------------------------------------
   Future net cash flows                $ 15,247    $  4,265    $ 13,524    $  6,746    $  6,232    $ 46,014    $ 19,172    $ 65,186
   Effect of discounting net cash
     flows at 10%                          7,395       2,011       4,951       3,060       3,599      21,016      12,207      33,223
                                        --------------------------------------------------------------------------------------------
   Discounted future net cash flows     $  7,852    $  2,254    $  8,573    $  3,686    $  2,633    $ 24,998    $  6,965    $ 31,963
                                        ============================================================================================
As of December 31, 1999
   Future cash inflows from sales
     of oil and gas                     $ 82,674    $ 29,360    $ 64,192    $ 34,771    $ 63,027    $274,024    $ 94,767    $368,791
   Future production costs                21,219       6,618      13,660       9,754      14,332      65,583      33,006      98,589
   Future development costs                4,131       2,116       4,904       3,516       5,384      20,051       3,104      23,155
   Future income tax expenses             20,103       8,096      23,396       7,680      22,898      82,173      26,573     108,746
                                        --------------------------------------------------------------------------------------------
   Future net cash flows                $ 37,221    $ 12,530    $ 22,232    $ 13,821    $ 20,413    $106,217    $ 32,084    $138,301
   Effect of discounting net cash
     flows at 10%                         20,139       5,884       7,351       5,918      10,969      50,261      19,473      69,734
                                        --------------------------------------------------------------------------------------------
   Discounted future net cash flows     $ 17,082    $  6,646    $ 14,881    $  7,903    $  9,444    $ 55,956    $ 12,611    $ 68,567
                                        ============================================================================================

Change in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

Consolidated Subsidiaries                                                                            1999        1998        1997
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                        (millions of dollars)
Value of reserves added during the year due to extensions, discoveries, improved
   recovery and net purchases less related costs                                                   $  4,245    $  1,329    $  2,976
Changes in value of previous-year reserves due to:
   Sales and transfers of oil and gas produced during the year, net of production (lifting) costs   (13,395)    (10,300)    (16,079)
   Development costs incurred during the year                                                         5,313       6,104       5,651
   Net change in prices, lifting and development costs                                               59,466     (34,611)    (49,176)
   Revisions of previous reserves estimates                                                           3,106       1,281       2,240
   Accretion of discount                                                                              3,056       5,865       9,819
Net change in income taxes                                                                          (30,833)     15,989      20,837
feet)                                                                                              ---------------------------------
        Total change in the standardized measure during the year                                   $ 30,958    $(14,343)   $(23,732)
                                                                                                   =================================


F37

QUARTERLY INFORMATION

                                                       1999                                               1998
                                 --------------------------------------------------------------------------------------------------
                                  First     Second    Third   Fourth                   First    Second     Third   Fourth
                                 Quarter   Quarter   Quarter  Quarter    Year         Quarter  Quarter    Quarter  Quarter  Year
-----------------------------------------------------------------------------------------------------------------------------------
Volumes
Production of crude oil                                              (thousands of barrels daily)
   and natural gas liquids         2,540     2,473     2,477     2,579     2,517      2,545      2,527     2,474     2,462    2,502
Refinery throughput                6,068     5,950     5,899     5,991     5,977      6,147      6,133     6,083     6,010    6,093
Petroleum product sales            8,974     8,842     8,879     8,857     8,887      8,728      8,775     8,918     9,066    8,873

Natural gas production                                              (millions of cubic feet daily)
   available for sale             11,516     9,178     8,700    11,851    10,308     11,908      9,757     9,333    11,489   10,617

                                                                      (thousands of metric tons)
Chemical prime product sales       5,876     6,063     6,088     6,458    24,485      5,905      5,952     5,840     5,931   23,628

Summarized financial data
Sales and other operating                                                (millions of dollars)
   revenue                      $ 37,982    42,458    48,415    53,674   182,529   $ 42,250     41,304    40,072    42,001  165,627
Gross profit*                   $ 17,850    19,229    20,379    22,950    80,408   $ 19,221     19,460    18,704    20,076   77,461
Net income as reported          $  1,484     1,954     2,188     2,284     7,910   $  2,595      2,262     1,909     1,378    8,144
Cumulative effect of
   accounting change            $     --        --        --        --        --   $    (70)        --        --        --      (70)
Net income as restated          $  1,484     1,954     2,188     2,284     7,910   $  2,525      2,262     1,909     1,378    8,074

Per share data
Net income per common share                                               (dollars per share)
   as reported                  $   0.42      0.57      0.63      0.66      2.28   $   0.74       0.65      0.55      0.39     2.33
Cumulative effect of
   accounting change            $     --        --        --        --        --   $  (0.02)        --        --        --    (0.02)
Net income per common share
   as restated                  $   0.42      0.57      0.63      0.66      2.28   $   0.72       0.65      0.55      0.39     2.31
Net income per common share
   - assuming dilution          $   0.42      0.56      0.62      0.65      2.25   $   0.71       0.64      0.54      0.39     2.28
Dividends per common share      $ 0.4165    0.4165    0.4165    0.4375    1.6870   $ 0.4165     0.4165    0.4165    0.4165   1.6660

Common stock prices
   High                         $ 76.375    87.250    83.000    86.563    87.250   $ 70.000     76.000    73.813    77.313   77.313
   Low                          $ 64.313    69.438    72.125    70.063    64.313   $ 56.625     65.375    62.000    69.438   56.625

* Gross profit equals sales and other operating revenue less estimated costs associated with products sold.

The price range of ExxonMobil Common Stock is as reported on the composite tape of the several U.S. exchanges where ExxonMobil Common Stock is traded. The principal market where ExxonMobil Common Stock (XOM) is traded is the New York Stock Exchange, although the stock is traded on other exchanges in and outside the United States. Through December 1, 1999, the Common Stock traded under the name of Exxon Corporation (XON).

   There were 778,644 registered shareholders of ExxonMobil common stock at December 31, 1999. At January 31, 2000, the registered shareholders of ExxonMobil common stock numbered 772,614.

   On January 26, 2000, the corporation declared a $0.44 dividend per common share, payable March 10, 2000.

                                                                             F38

OPERATING SUMMARY

                                                      1999       1998       1997
--------------------------------------------------------------------------------
                                                    (thousands of barrels daily)
Production of crude oil and natural gas liquids
   Net production
     United States                                     729        745        803
     Canada                                            315        322        287
     Europe                                            650        635        641
     Asia-Pacific                                      307        322        347
     Other Non-U.S.                                    516        478        449
                                                   -----------------------------
   Worldwide                                         2,517      2,502      2,527
                                                   =============================

                                                  (millions of cubic feet daily)
Natural gas production available for sale
   Net production
     United States                                   2,871      3,140      3,223
     Canada                                            683        667        600
     Europe                                          4,438      4,245      4,283
     Asia-Pacific                                    2,027      2,352      2,632
     Other Non-U.S.                                    289        213        156
                                                   -----------------------------
   Worldwide                                        10,308     10,617     10,894
                                                   =============================

                                                    (thousands of barrels daily)
Refinery throughput
     United States                                   1,930      1,919      2,026
     Canada                                            441        445        448
     Europe                                          1,782      1,888      1,899
     Asia-Pacific                                    1,537      1,554      1,559
     Other Non-U.S.                                    287        287        302
                                                   -----------------------------
   Worldwide                                         5,977      6,093      6,234
                                                   =============================

Petroleum product sales
     United States                                   2,918      2,804      2,777
     Canada                                            587        579        574
     Europe                                          2,597      2,646      2,609
     Asia-Pacific and other Eastern Hemisphere       2,223      2,266      2,249
     Latin America                                     562        578        564
                                                   -----------------------------
   Worldwide                                         8,887      8,873      8,773
                                                   =============================

   Gasoline, naphthas                                3,428      3,417      3,317
   Heating oils, kerosene, diesel oils               2,658      2,689      2,725
   Aviation fuels                                      813        774        753
   Heavy fuels                                         706        765        744
   Specialty petroleum products                      1,282      1,228      1,234
                                                   -----------------------------
   Worldwide                                         8,887      8,873      8,773
                                                   =============================

                                                      (thousands of metric tons)

Chemical prime product sales                        24,485     23,628     23,838
                                                   =============================

                                                       (millions of metric tons)

Coal production                                         17         15         15
                                                   =============================

                                                      (thousands of metric tons)

Copper production                                      248        216        205
                                                   =============================

Operating statistics include 100 percent of operations of majority owned subsidiaries; for other companies, crude production, gas, petroleum product and chemical prime product sales include ExxonMobil's ownership percentage, and refining throughput includes quantities processed for ExxonMobil. Net production excludes royalties and quantities due others when produced, whether payment is made in kind or cash.

F39